This prospectus supplement relates to an effective registration statement under the Securities Act of 1933, as amended, but is not complete and may be changed. This prospectus supplement is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, Dated January 20, 2004
Prospectus supplement to prospectus dated October 21, 2002	[THIS FILING IS MADE PURSUANT TO RULE 424(B)(5) UNDER THE SECURITIES
ACT OF 1933 IN CONNECTION WITH
Pinnacle Entertainment, Inc.	REGISTRATION NO. 333-90426]

8,000,000 Shares

Common Stock

This is a public offering of common stock of Pinnacle Entertainment, Inc. We are offering 8,000,000 shares of our common stock. Our common stock is listed on the New York Stock Exchange under the symbol “PNK”. On January 16, 2004, the last reported sale price of our common stock was $11.31 per share.

Investing in our common stock involves risk. See “ Risk Factors” beginning on page S-14 of this prospectus supplement and beginning on page 4 of the accompanying prospectus.

None of the Securities and Exchange Commission, the Louisiana Gaming Control Board, the Indiana Gaming Commission, the Mississippi Gaming Commission, the California Gambling Control Commission, the Nevada Gaming Commission, the Nevada State Gaming Control Board, the Washoe County, Nevada and the City of Reno, Nevada gaming authorities, or any state securities commission or any other gaming authority, has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price
Underwriting discounts and commissions
Proceeds, before expenses, to Pinnacle Entertainment, Inc.

We have granted the underwriters the right to purchase up to 1,200,000 additional shares of our common stock to cover over-allotments.

Delivery of the shares of common stock will be made on or about                     , 2004.

Deutsche Bank Securities

Bear, Stearns & Co. Inc.

Lehman Brothers

SG Cowen

The date of this prospectus supplement is                     , 2004

ABOUT THIS PROSPECTUS SUPPLEMENT

We provide information to you about the common stock in two separate documents that offer varying levels of detail:

•	The accompanying prospectus, which provides general information, some of which may not apply to the offering of the common stock; and

•	This prospectus supplement, which provides a summary of the terms of the offering of the common stock.

Generally, when we refer to this “prospectus,” we are referring to both documents combined. If information in this prospectus supplement is inconsistent with the accompanying prospectus, you should rely on this prospectus supplement.

This offering of common stock is being made under our existing shelf registration statement that we filed with the Securities and Exchange Commission, which we refer to as the SEC. Before this offering, we have remaining under this shelf registration statement $365 million available for sale, from time to time, in one or more offerings of our debt securities, preferred stock, depositary shares, common stock or warrants to purchase common stock.

You should rely only upon the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell the common stock in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference is accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since that date.

S-i

PROSPECTUS SUPPLEMENT SUMMARY

This is only a summary of the prospectus supplement. You should read the entire prospectus supplement and accompanying prospectus, including “Risk Factors” and our consolidated financial statements and related notes, as well as the documents incorporated by reference in this prospectus supplement and accompanying prospectus, before making an investment decision. Unless the context indicates otherwise, all references to “Pinnacle,” “the Company,” “we,” “our,” “ours” and “us” refer to Pinnacle Entertainment, Inc. and its consolidated subsidiaries.

Our Company

We are a leading diversified, multi-jurisdictional owner and operator of gaming entertainment facilities. We own and operate five properties in the United States, located in southeastern Indiana; Reno, Nevada; Bossier City and New Orleans, Louisiana; and Biloxi, Mississippi. We are also building a major casino resort in Lake Charles, Louisiana. The representative authorities of the City of St. Louis recently chose our proposal for the development of a major casino in downtown St. Louis, subject to negotiation of a development agreement and the final approval of the Missouri Gaming Commission. We have made a development proposal to the County of St. Louis to develop a second major casino in the St. Louis metropolitan area. In addition, we operate three casinos in Argentina and receive lease income from two card clubs in southern California. All of our properties cater primarily to customers who live within driving distance of the properties.

Our revenues for the nine months ended September 30, 2002 and 2003 were $389.0 million and $405.8 million, respectively. Our EBITDA (as defined on page S-11) for the nine months ended September 30, 2002 and 2003 was $60.7 million and $63.4 million, respectively (which amounts include $6.6 million and $7.3 million, respectively, of non-routine costs and charges; see footnote (g) to “Summary Consolidated Financial Data” on page S-12). Our net loss for the nine months ended September 30, 2002 and 2003 was $62.9 million and $19.6 million, respectively.

We intend to grow our profitability through the strategic development of new gaming properties in attractive gaming markets and a disciplined capital expenditure program at our existing locations, as well as through our recently introduced cost reduction initiatives. Our developments currently under construction include a new $325 million casino resort in Lake Charles, Louisiana, and a $37 million, 300 guest-room hotel tower and other amenity expansion at Belterra Casino Resort, our southeastern Indiana property.

In early September 2003, we commenced construction of our Lake Charles resort. We believe this resort will be the premier casino in the Lake Charles area upon its scheduled opening in the Spring of 2005. Lake Charles is the closest significant gaming jurisdiction to the Houston, Austin and San Antonio metropolitan areas. Our resort will be located on 227 acres, and will feature approximately 700 guest-rooms (including four villas, 41 suites and 59 junior suites), several restaurants, approximately 28,000 square feet of meeting space, a championship golf course designed by Tom Fazio, an expansive outdoor pool area, retail shops and a full-service spa. Unlike most other riverboat casinos, the casino at our Lake Charles resort will be entirely on one level and surrounded on three sides by the hotel facility, providing convenient access to approximately 1,500 slot machines and 60 table games. We believe our Lake Charles resort will be larger, and offer more amenities, than any other resort in the southwest Louisiana/east Texas market upon its expected completion.

The representative authorities of the City of St. Louis recently chose our proposal for the development of an approximately $208 million casino and luxury hotel in downtown St. Louis, near the Edward Jones domed stadium and America’s Center convention center, subject to negotiation of a development agreement. We have also proposed to build a $300 million casino complex located in the County of St. Louis, approximately ten miles south of downtown St. Louis. We are one of two finalists under consideration by a County selection committee. These developments are subject to approval of the Missouri Gaming Commission, which will make the final decision in its discretion on whether to allow the projects to proceed and to whom to issue one or more licenses.

A voter initiative intended for the California November ballot has been filed with and is under review by the California Secretary of State that, under certain circumstances, would permit slot machines to be installed at certain California card clubs and racetracks, including our Los Angeles-area card clubs. We cannot assure you that this initiative will be successful.

Summary of Our Properties as of September 30, 2003

Property	Type of Facility	Principal Markets	Slot Machines (approx.)	Table Games (approx.)	Hotel Rooms	Nine Months Ended September 30, 2003
						EBITDA(1)(2)		Operating Income(2)
						(in millions)		(in millions)
Operating Properties:
Boomtown New Orleans, LA	Dockside	Local	1,499	51	—	$22.2		$17.3

Belterra Casino Resort, IN	Dockside	Cincinnati, Ohio and Louisville, Kentucky	1,553	43	308	16.9	(3)	6.7	(3)

Boomtown Bossier City, LA	Dockside	Dallas/Fort Worth	1,161	36	188	12.6		6.1

Casino Magic Biloxi, MS	Dockside	Alabama, North Florida, Georgia	1,238	30	378	12.6		6.8

Boomtown Reno, NV	Land-based	Northern California and Local	1,165	30	318	12.1		6.7

Casino Magic Argentina(4)	Land-based	Local and Regional Tourists	628	42	—	3.5		2.9

Operating Property Total			7,244	232	1,192

Card Clubs Leased:
Hollywood Park-Casino and Crystal Park(5)	Land-based	Local	—	121	238	$4.6		$2.7

Properties Under Construction:
Lake Charles, LA	Boat-in- moat(6)	Houston, San Antonio, Austin, Southwest Louisiana	1,500	60	700	n/a		n/a

Belterra hotel tower expansion	Dockside	Cincinnati, Ohio and Louisville, Kentucky	n/a	n/a	300	n/a		n/a

St. Louis Development Proposals (7):
City of St. Louis	Boat-in- moat(6)	Missouri and Illinois	2,000	40	200	n/a		n/a

St. Louis County	Boat-in- moat(6)	Missouri and Illinois	3,000	60	100	n/a		n/a

(1)	See page S-47 for a definition of EBITDA and a reconciliation of EBITDA to Operating Income.
(2)	Data presents the EBITDA and Operating Income of the properties excluding corporate expenses of approximately $21 million, which corporate expenses include a non-cash goodwill impairment charge of $7.8 million.
(3)	Reflects a $1.6 million retroactive gaming tax charge imposed by the State of Indiana, a portion of which is being disputed by us.
(4)	Data presents the combined operations of the casinos we operate in Argentina.
(5)	Data presents the combined operations of two card clubs in California that we lease on a year-to-year basis to a third party operator.
(6)	A “boat-in-moat” is a floating, single-level dockside casino in a controlled body of water.
(7)	On January 15, 2004, the representative authorities of the City of St. Louis selected our downtown St. Louis development proposal, subject to the negotiation of a development agreement. The Missouri Gaming Commission will make the final decision in its discretion on whether to allow the project to proceed and to whom to issue one or more gaming licenses based in part on the decisions of the representative authorities of the City. The selection process by St. Louis County for the other development proposal is expected to be completed in mid-February 2004 and is also subject to Missouri Gaming Commission approval.

Our principal properties:

Boomtown New Orleans is located on 54 acres in Harvey, Louisiana, approximately ten miles from downtown New Orleans, across the Mississippi River in the West Bank suburban area. The facility is a locals-oriented dockside riverboat casino featuring an approximately 88,000 square foot adjoining building with two restaurants, a delicatessen, a 350-seat nightclub, 21,000 square feet of meeting space and an amusement center. The property opened in 1994 and, in early 2002, we completed a $10 million renovation.

Belterra Casino Resort opened in October 2000 on 315 acres of land along the Ohio River in southeastern Indiana, approximately 50 miles southwest of downtown Cincinnati, Ohio, and 65 miles northeast of Louisville, Kentucky. The property currently features a dockside riverboat casino with a 15-story, 308 guest-room hotel, six restaurants, a 1,750 seat entertainment showroom, a spa and an 18-hole championship golf course designed by Tom Fazio. In February 2003, we commenced construction of a new $37 million, 300 guest-room hotel tower expansion, featuring conference and meeting facilities, a swimming pool and other amenities. We believe the hotel tower expansion, which is expected to be completed in the Spring of 2004, will enhance Belterra’s status as a regional resort and increase utilization of the property’s existing infrastructure, including its casino and other facilities.

Boomtown Bossier City is a dockside riverboat casino and hotel tower on 23 acres of land in Bossier City, Louisiana, directly off, and highly visible from, Interstate 20. Interstate 20 is the major thoroughfare connecting Shreveport/Bossier City to the Dallas/Fort Worth metropolitan area, a three-hour drive to the west. Boomtown Bossier City features 188 guest-rooms, four restaurants and other amenities. The property opened in 1996 and, in November 2002, we completed a $24 million renovation and expansion, including rebranding the facility from “Casino Magic” to “Boomtown.”

Casino Magic Biloxi is located on 16 acres on the Mississippi Gulf Coast and features a dockside riverboat casino, a 378 guest-room hotel, four restaurants, 6,600 square feet of convention space and a health club. The facility opened in 1993, and the hotel tower was added in 1998. We completed renovating its high-roller area and casino entrance in June 2003. Since the end of 2001, the resort has enjoyed a four-diamond rating from AAA.

Boomtown Reno is a land-based casino hotel that has been operating for over 35 years. It is located approximately eleven miles west of downtown Reno, Nevada, directly off Interstate 80,

the primary east-west interstate highway serving northern California. The facility sits on approximately 61 of our 569 acres of land, and features 318 guest-rooms, a 45,000 square-foot casino, four restaurants, two large gas stations, a recreational vehicle park, a 30,000 square foot amusement center and over 10,000 square feet of meeting space.

Our Strategy and Competitive Strengths

Our strategy is to grow profitability through the strategic development of new gaming properties in attractive gaming markets and a disciplined capital expenditure program at our existing locations, as well as through our recently introduced cost reduction initiatives.

Our competitive strengths are:

•	High Quality Properties in Attractive Locations

We own high quality casino properties in attractive locations. We are committed to maintaining the quality of our properties by offering the latest slot machines, presenting fresh entertainment offerings and renovating and improving our facilities whenever necessary to enhance our customers’ gaming experience. Most of our principal properties have either opened or been extensively refurbished within the past five years in order to maintain and expand our customer base and to keep our existing properties competitive. We believe our properties are located in markets with favorable demographics.

•	Geographically Diversified Portfolio

We own and operate five U.S. properties, each in a distinct market. Our regional diversification reduces our dependence on any one market, while providing us with an opportunity to build a diversified base of gaming customers. This diversification will be further enhanced upon the opening of our Lake Charles casino resort.

•	Significant Development Plans Underway

We believe our new Lake Charles resort development and the Belterra hotel tower expansion will contribute substantial revenues, cash flow and earnings. Construction at our Lake Charles resort is currently underway and we expect the resort to open in the Spring of 2005. Upon its completion, we believe that our resort and casino will be the premier property in the Lake Charles market. For the twelve months ended November 30, 2003, the three existing casino properties in Lake Charles generated $447.3 million in gaming revenue in the aggregate, which amount does not include the significant gaming revenues of Native American gaming facilities located approximately a one-hour’s drive east of the Lake Charles area. The site of our Lake Charles resort is approximately a two-hour’s drive east from Houston, Texas, which we believe will be the principal feeder market for our resort. Additionally, upon its completion in the Spring of 2004, we believe our hotel tower expansion at Belterra will enable us to build on the recent improvement in operating performance at the property, extend the overall stay of our guests and more efficiently take advantage of the complex built in 2000.

•	Significant Opportunities for Further Development

Several of our properties occupy only a portion of their sites, allowing us ample opportunity to add casino capacity, guest-rooms, and entertainment and other facilities, as our markets grow and as demand warrants.

The representative authorities of the City of St. Louis recently selected us to negotiate a development agreement based on our proposal to develop an approximately $208 million casino and luxury hotel in downtown St. Louis. We are also one of the two finalists in a selection process for an approximately $300 million casino complex we have proposed to build in St. Louis County, which is scheduled to make its selection decision in mid-February 2004. Gaming licenses for each project will ultimately require the approval of the Missouri Gaming Commission, which will make the final licensing decision in its discretion. We have indicated that our construction of the downtown St. Louis facility is contingent on either the approval of our County proposal or governmental assurance that no additional license is likely to be issued in the market area over the next several years.

•	Experienced Management Team

Our executive and property-level management teams, led by Daniel R. Lee and Wade W. Hundley, have extensive industry experience and an established record of developing, acquiring, integrating and operating gaming facilities. Mr. Lee, formerly the Chief Financial Officer and Senior Vice President-Development of Mirage Resorts, became our Chief Executive Officer and Chairman of the Board on April 10, 2002. Mr. Hundley, formerly the Executive Vice President in the Office of the CEO of Harveys Casino Resorts, became our Executive Vice President and Chief Operating Officer in September 2001. Prior to his position at Harveys, Mr. Hundley was a principal at Colony Capital, which then owned Harveys. In addition, since the beginning of 2002 we have appointed John A. Godfrey as Senior Vice President and General Counsel and Stephen H. Capp as Executive Vice President and Chief Financial Officer. Mr. Godfrey has had extensive experience in gaming law, having served as a name partner in two law firms since 1984 and senior positions in the Gaming Division of the Nevada Attorney General’s Office from 1981 to 1984. Mr. Capp was a Managing Director of Bear, Stearns & Co. Inc. from 1999 to January 2003.

Since joining the Company, our management team has focused on improving operations and reducing overhead. Further, our management team is continuously evaluating opportunities to increase efficiency and productivity that we believe will lead to improvements in EBITDA margins in future periods, including reducing our staffing levels by over 9% in 2003.

Recent Developments

New Credit Facility.    We recently entered into a new $300 million credit facility, referred to as the new credit facility, which provides for a six-year $225 million term loan facility, of which $78 million can be drawn on a delayed basis in increments of at least $25 million through September 30, 2004, and a five-year $75 million revolving credit facility. Upon the closing of the new credit facility on December 17, 2003, we repaid all outstanding obligations (including accrued interest and commitment fees) under our old credit facility, totaling approximately $125.4 million, using escrowed proceeds of the old credit facility of approximately $124.1 million, supplemented by approximately $1.3 million of the proceeds of the new credit facility. Availability of funds under the new credit facility is not conditioned, as it was under the old credit facility, on our obtaining $40 million of net cash proceeds from asset sales or equity capital raising efforts. That requirement has been eliminated in the new credit facility. The new credit facility is larger and allows us to borrow at lower interest rates than the old credit facility. We believe that the benefit of the lower interest rates has a significantly higher net present value than the up-front costs of the new credit facility. Nevertheless, the new credit facility and the concurrent repayment of the old credit facility will result in a non-cash charge of approximately $11.2 million in the fourth quarter of 2003, due to the unamortized debt issuance cost of the old credit facility.

Upon the closing of the new credit facility, we borrowed $147.0 million in term loans, and, after deducting transaction costs of approximately $6.1 million and the approximately $1.3 million noted above, deposited approximately $139.6 million of the net term loan proceeds into a completion reserve account. Under the terms of the new credit facility, we will be required to deposit 25% of the net proceeds of this offering into the completion reserve account to supplement the funds available for the construction of our Lake Charles resort.

December 2003 Stock Repurchases.    In December 2003, we exercised our right to repurchase 1,758,996 shares of our common stock owned by our former chairman, R.D. Hubbard, at a purchase price of $10 per share. We held such right pursuant to a July 1, 2003 agreement between us and Mr. Hubbard. In addition, in December 2003, we repurchased an additional 249,990 shares of our common stock at a purchase price of $10.00 per share from the R.D. and Joan Dale Hubbard Foundation. We refer to these repurchase transactions as the December 2003 stock repurchases.

St. Louis Development Proposals.    On January 15, 2004, at the conclusion of a competitive process, the City of St. Louis Port Authority and Land Clearance for Redevelopment Authority and the St. Louis Development Corporation, referred to collectively as the City of St. Louis Authorities, selected us to negotiate a development agreement based on our proposal for an approximately $208 million casino and luxury hotel development in downtown St. Louis at Laclede’s Landing. We are currently in the process of negotiating the development agreement. The project would be located on the approximately 7.3 acres of land we own directly across from the Edward Jones domed stadium and America’s Center convention center and near the Mississippi River and the main downtown business area.

In November 2003, we also submitted a development proposal to St. Louis County for an approximately $300 million casino complex to be located in the County just south of the City’s boundary. The County is scheduled to make its selection decision in mid-February 2004, which will also be determined in a competitive process. We are one of the two finalists in that selection process. We have indicated that our construction of the downtown St. Louis facility is contingent on either the approval of our County proposal or governmental assurance that no additional license is likely to be issued in the market area over the next several years.

In each case, the Missouri Gaming Commission will make the final decision in its discretion on whether to allow any of the projects to proceed and to whom to issue one or more gaming licenses in the St. Louis market based in part on the decisions of the City of St. Louis Authorities and the representative authorities of the County. If the Missouri Gaming Commission ultimately were to approve us for either or both development opportunities, we anticipate that construction would begin in late 2005 or early 2006, after the scheduled opening of our Lake Charles resort. We cannot assure you that we will be selected for the County project, or that we will ultimately be approved for either project by the Missouri Gaming Commission and other relevant governmental authorities, or that we will be able to raise sufficient financing for either or both projects.

The Offering

We provide the following summary solely for your convenience. This summary is not a complete description of this offering. You should read the full text and more specific details contained elsewhere in the prospectus and this prospectus supplement. For a more detailed description of the common stock offered, see the sections entitled “Description of Common Stock” both in this prospectus supplement and in the accompanying prospectus.

Issuer of the common stock	Pinnacle Entertainment, Inc.

Securities offered	8,000,000 shares of our common stock

Over-allotment Option	1,200,000 shares

Listing	New York Stock Exchange, under the symbol “PNK”

Approximate number of shares of common stock to be outstanding after this offering	31,926,942 shares

Use of Proceeds

We estimate that our net proceeds from this offering without exercise of the over-allotment option will be approximately $84.5 million, assuming an offering price of $11.31 per share (the closing price of our common stock on the New York Stock Exchange on January 16, 2004), and after deducting underwriting discounts and commissions and estimated offering expenses totalling $6.0 million. Under the terms of the new credit facility, we will be required to deposit 25% of the net proceeds of this offering into the completion reserve account established under the new credit facility and thereby supplement the funds available for the construction of the Lake Charles resort. We expect to use the remaining 75% of the net proceeds from this offering for general corporate purposes, which may include the construction of our Lake Charles resort, the Belterra hotel tower expansion and new capital projects, including our pending development proposals in St. Louis if we are awarded the licenses. Pending application, the net proceeds from this offering will be invested in cash equivalents.

The number of shares to be outstanding after this offering is based on our shares outstanding as of December 31, 2003 and assumes that the underwriters’ over-allotment option is not exercised.

If the underwriters exercise their over-allotment option in full, we will issue and sell an additional 1,200,000 shares of common stock and estimate that we will receive additional net proceeds of approximately $12.9 million before expenses, assuming an offering price of $11.31 per share (the closing price of our common stock on the New York Stock Exchange on January 16, 2004). We will deposit 25% of the net cash proceeds of any exercise of the over-allotment option into the completion reserve account. See “Underwriting.”

The number of shares to be outstanding after this offering excludes 4,153,240 shares of common stock reserved for issuance upon the exercise of outstanding stock options and 920,633 shares of common stock reserved for future stock option grants (in each case, at December 31, 2003).

Risk Factors

An investment in our common stock involves risk. You should carefully consider the information under “Risk Factors” in this prospectus supplement and in the accompanying prospectus and the information in our Annual Report on Form 10-K for the year ended December 31, 2002 and our most recent Quarterly Report on Form 10-Q and all other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus.

Corporate Information

We were incorporated in the State of Delaware in 1981 as the successor to a business that started in 1938. Our executive offices are located at 3800 Howard Hughes Parkway, Las Vegas, Nevada 89109 and our telephone number is (702) 784-7777.

Our website address is www.pinnacle-entertainment-inc.com. Information contained in our website, including any links contained in our website, does not constitute part of this prospectus supplement.

Belterra® and Casino Magic® are our registered servicemarks. Boomtown® is our registered trademark and servicemark. We have applied for servicemark registration for “Belterra Resort & Casino” and its design. Each trademark, trade name or servicemark of any other company appearing in this prospectus supplement belongs to its holder.

Summary Consolidated Financial Data

The following tables present our summary consolidated financial data for the years ended December 31, 2000, 2001 and 2002. This data is derived from our audited consolidated financial statements and the notes to those statements. The tables also present our summary consolidated financial data for the nine months ended September 30, 2002 and 2003, which is derived from our unaudited condensed consolidated financial statements and the notes to those statements. The unaudited condensed consolidated financial statements include all adjustments, consisting of normal recurring accruals, that we consider necessary for a fair presentation of financial position and results of operations for those periods. Operating results for the nine months ended September 30, 2003 are not necessarily indicative of the results that may be expected for the entire fiscal year ended December 31, 2003. Because the data in these tables is only summary and does not provide all of the data contained in our financial statements, including the related notes, you should read “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements, including the related notes, contained elsewhere in this prospectus supplement and other data we have incorporated by reference.

The following table presents, for recent periods, revenues, operating income (loss) and EBITDA of both continuing properties and sold properties, as well as net income (loss) on a consolidated basis:

	Years Ended December 31,			Nine Months Ended September 30,
	2000	2001	2002	2002	2003
	(in thousands)
Continuing revenues(a)	$442,980	$505,547	$514,001	$388,986	$405,788
Sold properties(b)	106,622	2,496	0	0	0

Total revenues	$549,602	$508,043	$514,001	$388,986	$405,788

Continuing operating income (loss)(a)	$30,580	$(8,791)	$28,411	$26,988	$28,189
Sold properties(b)	141,324	3,068	0	0	0

Total operating income (loss)	$171,904	$(5,723)	$28,411	$26,988	$28,189

Continuing EBITDA(a),(c)	$71,092	$40,659	$73,340	$60,683	$63,355
Sold properties(b)	146,914	3,068	0	0	0

Total EBITDA(c)	$218,006	$43,727	$73,340	$60,683	$63,355

Net income (loss)	$76,839	$(28,649)	$(69,629)	$(62,936)	$(19,628)

(a)	Consists of the five casinos we own and operate in the United States, the two casinos we operate in Argentina (we began operating a third casino in November 2003) and the two card clubs we lease to a third party operator in Los Angeles and reflects, with respect to continuing operating income and continuing EBITDA, corporate expenses.
(b)	Consists of the Turf Paradise race track sold in June 2000 and Casino Magic Bay St. Louis and Boomtown Biloxi sold in August 2000. Also includes income from the Legends Casino, a Native American casino in Yakima, Washington, under various lease agreements with the tribe. These lease agreements were terminated in June 2001.
(c)	We define EBITDA as earnings before net interest expense, provision for income taxes, depreciation, amortization, loss on early extinguishment of debt and cumulative effect of a change in accounting principle. A reconciliation from net income (loss) to EBITDA and a cautionary note regarding EBITDA is included in note (f) to the subsequent table. A listing of certain non-routine items reflected in operating income (loss) and EBITDA is included in note (g) to the subsequent table.

The following table presents our summary consolidated financial data for the years ended December 31, 2000, 2001 and 2002, and our summary consolidated financial data for the nine months ended September 30, 2002 and 2003 and as of September 30, 2003.

	Years Ended December 31,			Nine Months Ended September 30,
	2000(a)	2001(b)	2002(c)	2002(d)	2003(e)
	(in thousands, except per share data)
Statement of Operations Data:
Revenues	$549,602	$508,043	$514,001	$388,986	$405,788
Operating income (loss)	171,904	(5,723)	28,411	26,988	28,189
Income (loss) before income taxes and cumulative effect of a change in accounting principle	127,742	(50,555)	(19,071)	(8,466)	(19,942)
Income (loss) before cumulative effect of a change in accounting principle	76,839	(28,649)	(12,925)	(6,232)	(19,628)
Net income (loss)	76,839	(28,649)	(69,629)	(62,936)	(19,628)
Net income (loss) per common share:
Basic	$2.92	$(1.11)	$(2.70)	$(2.45)	$(0.76)
Diluted	2.80	(1.11)	(2.70)	(2.45)	(0.76)
Other Data:
EBITDA(f),(g)
Continuing properties(h)	$71,092	$40,659	$73,340	$60,683	$63,355
Sold properties	146,914	3,068	0	0	0

EBITDA(f),(g)	$218,006	$43,727	$73,340	$60,683	$63,355

Capital expenditures	$202,775	$52,264	$48,596	$36,295	$47,804
Cash flows provided by (used in):
Operating activities	$(28,824)	$39,517	$39,030	$29,028	$26,648
Investing activities	193,227	(46,756)	(76,740)	(64,484)	(236,478)
Financing activities	(114,947)	(12,442)	826	1,144	186,628

	As of September 30, 2003
	(in thousands)
	Actual(i)	As Adjusted(j)	As Further Adjusted(k)
Balance Sheet Data:
Cash and equivalents	$313,058	$397,538	$329,260
Total assets	1,026,297	1,110,777	1,038,674
Total notes payable	686,676	686,676	646,434
Stockholders’ equity	229,708	314,188	286,765

(a)	Fiscal year 2000 includes the financial results of Belterra Casino Resort from its October 2000 opening. Fiscal year 2000 excludes the financial results of the Boomtown Biloxi and Casino Magic Bay St. Louis beginning August 2000 and Turf Paradise beginning June 2000 in connection with the sale of the operations. Fiscal year 2000 includes a $118.9 million gain on sale of the casino and race track operations, as well as the sale of excess land (see note 7 to the consolidated financial statements contained elsewhere in this prospectus supplement). Fiscal year 2000 also includes $15.0 million of Belterra Casino Resort pre-opening costs and $5.7 million of terminated merger costs (see note 15 to the consolidated financial statements contained elsewhere in this prospectus supplement).

(b)	Fiscal year 2001 includes $23.5 million of asset impairment charges (see note 6 to the consolidated financial statements contained elsewhere in this prospectus supplement), a $500,000 gain on asset disposition, $610,000 of Belterra Casino Resort golf facility pre-opening costs and $464,000 of terminated merger reserve recovery benefit.
(c)	Fiscal year 2002 includes costs of $2.8 million for asset write-offs, $6.6 million for Indiana regulatory settlement and related costs, $1.6 million for relocating corporate offices (see notes 6, 11 and 12, respectively, to the consolidated financial statements contained elsewhere in this prospectus supplement), and $541,000 for abandoned project costs. In addition, fiscal year 2002 includes a $56.7 million charge, net of tax benefit, related to the cumulative effect of a change in accounting principle (see note 2 to the consolidated financial statements contained elsewhere in this prospectus supplement).
(d)	The nine months ended September 30, 2002 include costs of $6.6 million for Indiana regulatory settlement and related costs (see note 7 to the unaudited condensed consolidated financial statements contained elsewhere in this prospectus supplement).
(e)	The nine months ended September 30, 2003 include benefits of $579,000 for derivative action lawsuit matters (see note 7 to the unaudited condensed consolidated financial statements contained elsewhere in this prospectus supplement), costs of $1.6 million for a one-time retroactive gaming tax charge at Belterra Casino Resort, $7.8 million for a goodwill impairment charge (see note 3 to the unaudited condensed consolidated financial statements), $8.7 million of loss on early extinguishment of debt (see note 6 to the unaudited condensed consolidated financial statements) and $4.2 million for certain tax charges (see note 2 to the unaudited condensed consolidated financial statements).
(f)

We define EBITDA as earnings before net interest expense, provision for income taxes, depreciation, amortization, loss on early extinguishment of debt and cumulative effect of a change in accounting principle. There are non-routine items included in EBITDA which are set forth in note (g) below. Management uses EBITDA as a relevant and useful measure to compare operating results among its properties and between accounting periods. The presentation of EBITDA has economic substance because it is used by management as a performance measure to analyze the performance of our business segments (See note 17 to the consolidated financial statements and note 9 to the unaudited condensed consolidated financial statements contained elsewhere in this prospectus supplement). EBITDA is specifically relevant in evaluating large, long-lived hotel casino projects, because EBITDA provides a perspective on the current effects of operating decisions separated from the substantial, non-operational depreciation charges and financing costs of such projects. Additionally, management believes some investors consider EBITDA to be a useful measure in determining a company’s ability to service or incur indebtedness and for estimating a company’s underlying cash flow from operations before capital costs, taxes and capital expenditures. EBITDA is not a measure of financial performance under the promulgations of the accounting profession, known as “generally accepted accounting principles” or “GAAP.” EBITDA has material limitations as an analytic tool compared to net income, because, among other things, it does not include depreciation or interest expense, and therefore does not reflect current or future capital expenditures, or the cost of capital. Management compensates for these limitations by using EBITDA as only one of several comparative tools, together with GAAP measurements, to assist in the evaluation of operating performance and to measure cash flow generated by ongoing operations. EBITDA is not calculated in the same manner by all companies and accordingly, may not be an appropriate measure of comparing performance among different companies. EBITDA should not be considered in isolation from, or as a substitute for, operating income (loss), net income (loss), cash flows from operations or cash flow data prepared in accordance with GAAP. For an additional explanation of matters concerning EBITDA, see “Management’s Discussion and Analysis of Financial Condition and

Results of Operations—Other Supplemental Data.” A reconciliation from net income (loss) to EBITDA is as follows:

	For the years ended December 31,			Nine months ended September 30,
	2000	2001	2002	2002	2003
	(in thousands)
Net income (loss)	$76,839	$(28,649)	$(69,629)	$(62,936)	$(19,628)
Cumulative effect of a change in accounting principle, net of income taxes	0	0	56,704	56,704	0

Net income (loss) before cumulative effect of a change in accounting principle	76,839	(28,649)	(12,925)	(6,232)	(19,628)
Income tax expense (benefit)	50,903	(21,906)	(6,146)	(2,234)	(314)

Income (loss) before cumulative effect of a change in accounting principle and income taxes	127,742	(50,555)	(19,071)	(8,466)	(19,942)
Loss on early extinguishment of debt	4,146	0	0	0	8,744
Interest expense, net of capitalized interest and interest income	40,016	44,832	47,482	35,454	39,387

Operating income (loss)	171,904	(5,723)	28,411	26,988	28,189
Depreciation and amortization	46,102	49,450	44,929	33,695	35,166

EBITDA	$218,006	$43,727	$73,340	$60,683	$63,355

(g)	“Operating income (loss)” and “EBITDA” disclosed above reflect the following non-routine items:

	For the years ended December 31,			Nine months ended September 30,
	2000	2001	2002	2002	2003
	(in thousands)
Goodwill impairment charge	$0	$0	$0	$0	$7,832
Derivative action lawsuit benefit	0	0	0	0	(248)
Regulatory settlement and related costs (benefit)	0	0	6,609	6,576	(331)
Asset write-offs	0	0	2,753	0	0
Relocation costs	0	0	1,601	0	0
Abandoned project costs	0	0	541	0	0
Pre-opening costs, Belterra Casino Resort	15,030	610	0	0	0
Terminated merger costs and related reserve recovery benefit	5,727	(464)	0	0	0
Asset impairment write-down	0	23,530	0	0	0
Gain on disposition of assets, sold operations	(118,816)	(500)	0	0	0

	$(98,059)	$23,176	$11,504	$6,576	$7,253

(h)	Consists of the five casinos we own and operate in the United States, the two casinos we operate in Argentina, the two card clubs we lease to a third party operator in Los Angeles and corporate expenses.

(i)    •     Cash and equivalents includes restricted cash of $222.0 million, including: (1) $123.9 million held in a completion reserve account for the benefit of the Lake Charles and Belterra construction projects as required by the old credit facility; and (2) $64.0 million deposited with a trustee for the benefit of our 9.50% senior subordinated notes, which were redeemed on October 27, 2003 (see notes 1 and 6 to the unaudited condensed consolidated financial statements contained elsewhere in this prospectus supplement).

•	Total notes payable includes: (1) the term loan facility of $123.3 million (net of the unamortized original issue discount of $1.4 million) under the old credit facility; and (2) $64.0 million of the Company’s 9.50% senior subordinated notes that were redeemed on October 27, 2003.
(j)	The “As Adjusted” balances give effect to the issuance of 8,000,000 shares at an assumed price of $11.31 per share (the closing price of our common stock on the New York Stock Exchange on January 16, 2004) in this offering, less underwriting discounts and commissions and estimated expenses totalling $6.0 million.
(k)	The “As Further Adjusted” balances give effect to: (1) the “As Adjusted” effects described in note (j) above; (2) the funding of the $147.0 million term loan under the new credit facility less fees and expenses of approximately $6.1 million, approximately $139.6 million of which was deposited into a completion reserve account upon the closing of the new credit facility on December 17, 2003; (3) the repayment of the term loan of approximately $125.4 million outstanding under the old credit facility in December 2003; (4) the after-tax non-cash write off of unamortized debt and original issue discount costs associated with the old credit facility of approximately $11.2 million; (5) the December 2003 stock repurchases of an aggregate of 2,008,986 shares of common stock, at a purchase price of $10.00 per share; and (6) the October 2003 completion of the redemption of the $64.0 million of 9.50% senior subordinated notes due 2007 using the $64.0 million of restricted cash held by the trustee for the benefit of the holders of the 9.50% senior subordinated notes.

RISK FACTORS

Before making any decision to invest in the common stock, you should carefully consider the following risk factors in addition to the other information contained in this prospectus supplement and accompanying prospectus and incorporated by reference in this prospectus supplement and accompanying prospectus. If any of the following risks materialize, our business, financial condition and results of operations may suffer. As a result, you could lose part or all of your investment.

RISKS RELATED TO OUR BUSINESS AND OUR CAPITAL STRUCTURE

The gaming industry is very competitive and increased competition, including by Native American gaming facilities, could adversely affect our profitability.

We face significant competition in all of the markets in which we operate. This competition would intensify if new gaming operations enter our markets or existing competitors expand their operations. Several of our properties are located in jurisdictions that restrict gaming to certain areas and/or are adjacent to states that currently prohibit or restrict gaming operations. Economic difficulties faced by state governments could lead to intensified political pressures for the legalization of gaming in jurisdictions where it is currently prohibited. The legalization of gaming in such jurisdictions could be an expansion opportunity for us or a significant threat to us, depending on where the legalization occurs and our ability to capitalize on it. The legalization or authorization of gaming within or near a geographic market area in which any of our properties is located could make it harder for us to attract customers and therefore adversely affect our business and operating results. In particular, our ability to attract customers would be significantly affected by the legalization or expansion of gaming in Alabama, Arkansas, California, Kentucky, Ohio, Oklahoma or Texas and the development or expansion of Native American casinos in our markets. In the past, legislation to legalize or expand gaming has been introduced in some of these jurisdictions. We expect similar proposals will be made in the future and we cannot assure you that such proposals will not be successful.

Even in gaming markets where the state governments do not choose to increase the maximum number of gaming licenses available, we face the risk that existing casino licensees will expand their operations and the risk that Native American gaming will continue to grow. Furthermore, Native American gaming facilities frequently operate under regulatory requirements and tax environments that are less stringent than those imposed on state-licensed casinos, which could provide them with a competitive advantage.

In mid-2003, new Native American casino developments opened in California that compete with the Reno gaming properties, including our Boomtown Reno property. These casino developments are significantly closer to several primary feeder markets than is our Boomtown Reno property. From the time certain new Native American casinos opened in mid-2003 through September 2003, revenues at Boomtown Reno have declined approximately 11.6% compared to the corresponding 2002 period. Numerous Native American groups are at various stages of planning new or significantly expanded facilities in the northern California area, and a voter initiative has been proposed in California that, under certain circumstances, would legalize slot machines at certain California racetracks and card clubs. This adverse impact on the Reno gaming properties from expanded gaming in California is expected to continue. Boomtown Reno contributed approximately 17.3% and 16.2% of our net revenues in the year ended December 31, 2002 and the nine months ended September 30, 2003, respectively. See “Business—Competition”.

Many of our competitors are larger and have substantially greater name recognition, marketing resources and access to lower cost sources of financing than we do. Moreover, consolidation of companies in the gaming industry could increase the concentration of large gaming companies in the markets in which we operate. This may result in our competitors having even greater resources, name recognition and licensing prospects than such competitors currently enjoy.

We face competition from racetracks that offer slot machines on their properties. We also compete with other forms of legalized gaming and entertainment such as online computer gambling, bingo, pull tab games, card parlors, sports books, pari-mutuel or telephonic betting on horse and dog racing, state sponsored lotteries, video lottery terminals, video poker terminals and, in the future, may compete with gaming at other venues. Furthermore, increases in the popularity of, and competition from, internet lotteries and other account wagering gaming services, which allow their customers to wager on a wide variety of sporting events and play Las Vegas-style casino games from home, could divert customers from our properties and thus adversely affect our business.

The competitive environment facing each of our key properties is discussed in greater detail in the section of this prospectus supplement entitled “Business—Competition.”

Many factors, some of which are beyond our control, could prevent us from completing our construction and development projects as planned.

General Construction Risks.    Construction and expansion projects for our properties entail significant risks including:

•	shortages of materials, including slot machines or other gaming equipment;

•	shortages of skilled labor or work stoppages;

•	unforeseen construction scheduling, engineering, excavation, environmental or geological problems;

•	natural disasters, weather interference, floods, fires, earthquakes or other casualty losses or delays;

•	unanticipated cost increases or delays in completing the projects;

•	delays in obtaining or inability to obtain or maintain necessary licenses or permits;

•	changes to plans or specifications;

•	disputes with contractors; and

•	construction at our existing properties, which could disrupt our operations.

If we encounter cost overruns and cannot finance the cost overruns on a timely basis, the completion of one or more projects may be delayed until adequate cash flow from operations or other financing is available if at all. We cannot assure you that any project will be completed on time, if at all, or within established budgets. Significant delays or cost overruns on our construction projects could significantly reduce any return on our investment in these projects and adversely affect our earnings and financial resources.

The estimated total costs for the Lake Charles resort development and the Belterra hotel tower expansion are $325 million and $37 million, respectively (in each case including capitalized interest and pre-opening costs). Notwithstanding the fact that we have entered into guaranteed maximum price contracts for a substantial portion of the construction costs for these projects, due to typical construction uncertainties associated with any project or changes in the design, plans or concepts of such projects, we cannot assure you that our construction costs at Lake Charles and Belterra will not be higher than the estimated cost of completion. See “Business—New Developments and Expansion Projects—Lake Charles Construction Contracts.”

Construction Dependent Upon Available Bank Financing.    Our ability to complete the Lake Charles resort is dependent on the availability of a substantial portion of the funds under our new credit facility. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” and “Description of Certain Indebtedness—New Credit Facility.” The availability of funds under our new credit facility will be, at any time, dependent upon the satisfaction of various financial and operational covenants customary for construction-related financing. Our ability to satisfy these covenants is subject to financial, economic, business, competitive, regulatory and other factors, many of which are beyond our control. Accordingly, we cannot assure you that in the future we will be able to access sufficient borrowings under our new credit facility to allow us to undertake or complete current or future construction projects. If we are unable to access sufficient borrowings under our new credit facility, we cannot assure you that we will be able to obtain the necessary funds to complete construction on acceptable terms or at all.

Because we are highly leveraged, future cash flows may not be sufficient to meet our obligations and we might have difficulty obtaining additional financing.

On an as adjusted basis immediately after giving effect to this offering, and giving effect to (i) the December 2003 stock repurchases of an aggregate of 2,008,986 shares, (ii) the completion of the redemption in October 2003 of our 9.50% senior subordinated notes due 2007, (iii) the repayment of all obligations under the old credit facility, and (iv) the incurrence of $147.0 million of term loan borrowings under the new credit facility, we would have had, as of September 30, 2003, total indebtedness of approximately $646.4 million (including our 9.25% senior subordinated notes due 2007, our 8.75% senior subordinated notes due 2013 and other debt) and total shareholders’ equity of approximately $286.8 million. In addition, the new credit facility provides for a $78 million delayed draw term loan facility and a $75 million revolving credit facility, both of which we expect to have access to, subject to the satisfaction of customary conditions to borrowing. In the course of building our Lake Charles resort we expect to borrow all of the delayed draw term facility before the resort opens.

While we believe that we have sufficient cash and cash-generating resources to meet our debt service obligations during the next twelve months, we cannot assure you that in the future we will generate sufficient cash flow from operations or through asset sales to meet our long-term debt service obligations. Our substantial debt and related debt service obligations could have important adverse consequences to us, such as:

•	limiting our ability to obtain additional financing, including our ability to raise sufficient financing for new projects beyond the Lake Charles project without restructuring the covenants in our existing indebtedness to permit the incurrence of such financing;

•	requiring a substantial portion of our cash flow to be used for payments on the debt and related interest, thereby reducing our ability to use cash flow to fund working capital, capital expenditures and general corporate requirements;

•	limiting our ability to respond to changing business, industry and economic conditions and to withstand competitive pressures, which may affect our financial condition;

•	incurring higher interest expense in the event of increases in interest rates on our borrowings which have variable interest rates;

•	limiting our ability to make investments, dispose of assets or pay cash dividends;

•	heightening our vulnerability to downturns in our business or our industry or the general economy and restricting us from making improvements or acquisitions, or exploring business opportunities;

•	restricting our activities compared to those of competitors with less debt or greater resources; and

•	subjecting us to financial and other restrictive covenants in our indebtedness, with which a failure to comply could result in an event of default.

We will have the right to incur substantial additional indebtedness in the future. The terms of our new credit facility and the indentures governing our indebtedness restrict, but do not prohibit us from doing so. If our existing and contemplated levels of indebtedness are further increased, the related risks will increase correspondingly.

Our new credit facility and indentures impose various customary covenants on us and our subsidiaries, including among others, reporting covenants, covenants to maintain insurance, comply with laws, maintain properties and other covenants customary in senior credit financings and indentures. In addition, our new credit facility requires that we comply with various restrictive financial covenants, including a fixed charge coverage ratio and debt to operating cash flow ratios, and capital spending limits.

Our ability to comply with these provisions may be affected by general economic conditions, industry conditions, and other events beyond our control, including an extended completion delay of the Lake Charles resort. As a result, we cannot assure you that we will be able to comply with these covenants. Our failure to comply with the covenants contained in the instruments governing our indebtedness, including failure as a result of events beyond our control, could result in an event of default, which could materially and adversely affect our operating results and our financial condition.

If we fail to generate sufficient cash flow from future operations to meet our debt service obligations, we may need to refinance all or a portion of our debt, on or before maturity. We cannot assure you that we will be able to refinance any of our debt, including our new credit facility, the 8.75% senior subordinated notes or the 9.25% senior subordinated notes, on attractive terms, commercially reasonable terms or at all particularly because of our anticipated high levels of debt and the debt incurrence restrictions imposed by the agreements governing our debt. Under the new credit facility the term loans mature in December 2009 and the revolving credit facility matures in December 2008. These maturity dates will move up to August 15, 2006 if we have not, before such date, repaid, refinanced or extended the maturity of our 9.25% senior subordinated notes due 2007 beyond the term loan maturity date. Our future operating performance and our ability to service or refinance the senior subordinated notes and our other debt and to service, extend or refinance the new credit facility will be subject to future economic conditions and to financial, business and other factors, many of which are beyond our control.

We operate in a highly taxed industry, and may be subject to higher taxes in the future.

In virtually all gaming jurisdictions, state and local governments raise considerable revenues from taxes based on casino revenues and operations. We also pay property taxes, sales taxes, payroll taxes, franchise taxes and income taxes.

Our profitability depends on generating enough revenues to pay gaming taxes and other largely variable expenses, such as payroll and marketing, as well as largely fixed expenses, such as our property taxes and interest expense. From time to time, state and local governments have increased gaming taxes and such increases can significantly impact the profitability of gaming operations. We cannot assure you that legislatures in jurisdictions in which we operate, or the Federal government, will not enact legislation that increases gaming tax rates. Such increases, if adopted, could have a material adverse effect on our business, financial condition and results of operation.

For a more detailed description of the tax and regulatory environments affecting us, see “Government Regulation and Gaming Issues” elsewhere in this prospectus supplement and in the accompanying prospectus.

The Lake Charles resort development, the Belterra hotel tower expansion, the proposed St. Louis projects and other capital intensive projects could strain our financial resources and might not provide for a sufficient return, if any.

Our Lake Charles resort development is scheduled to be opened in Spring of 2005 at a total cost of $325 million (including capitalized interest and pre-opening costs). The new 300 guest-room hotel tower expansion, convention and meeting facilities and swimming pool area for our Belterra Casino Resort are also expected to be completed in the Spring of 2004, at a total cost of $37 million (including capitalized interest and pre-opening costs). The capital required for these projects will use much of our currently available cash and borrowing resources. We cannot assure you that there will be sufficient capital for our other present and future business activities.

The City of St. Louis Authorities recently selected us to negotiate a development agreement for the development of an approximately $208 million facility in downtown St. Louis. We are also under consideration for an additional $300 million facility in St. Louis County. We anticipate entering into a development agreement with the City of St. Louis within 60 days of the selection date, but we cannot assure you that we will be able to do so. Our County proposal may not be selected as well. The Missouri Gaming Commission will ultimately determine whether and to whom to issue any new gaming licenses. We cannot assure you that the Missouri Gaming Commission will approve us or grant any new licenses. If we receive permission to build either or both casinos, we will need to arrange additional financing for such projects beyond our existing resources and the proceeds of this offering. We cannot assure you that we will be able to do so.

We cannot assure you that, once completed, the revenues generated from our new developments will be sufficient to pay their expenses or, even if revenues are sufficient to pay expenses, that the projects will yield an adequate return on our significant investments. Our projects may take significantly longer than we expect to generate returns, if any.

We could lose our right to pursue the Lake Charles resort if we fail to meet the conditions imposed by Louisiana Gaming Regulators.

In October 2001, we were selected by the Louisiana Gaming Control Board to receive the fifteenth and final gaming license to be issued by the Board. Issuance of the gaming license is subject to, among other things, completing the Lake Charles resort within 18 months of commencement of construction. There are no assurances that we will continue to satisfy the conditions. In the event that we do not meet or continue to satisfy all of the conditions, the Louisiana Gaming Control Board may retract their selection of us to receive the gaming license.

Our industry is highly regulated, which makes us dependent on obtaining and maintaining gaming licenses and subjects us to potentially significant fines and penalties.

The ownership, management and operation of gaming facilities is subject to extensive state and local regulation. The rules and regulations of the states and local jurisdictions in which we and our subsidiaries conduct gaming operations require us to hold various licenses, registrations, permits and approvals and to obtain findings of suitability. The various regulatory authorities, including the Indiana Gaming Commission, the Louisiana Gaming Control Board, the Mississippi Gaming Commission, the Nevada State Gaming Control Board and the Nevada Gaming Commission, may, among other things, limit, condition, suspend, revoke or fail to renew a license to conduct gaming operations or prevent us from owning the securities of any of our gaming subsidiaries for any cause deemed reasonable by such licensing authorities. Substantial fines or forfeitures of assets for violations of gaming laws or regulations may be levied against us, our subsidiaries and the persons involved.

To date, we have obtained all governmental licenses, findings of suitability, registrations, permits and approvals necessary for the operation of our gaming facilities. However, we cannot assure you that we will be able to obtain any new licenses, registrations, permits, approvals and findings of suitability that may be required in the future or that existing ones will be renewed or will not be suspended or revoked. Any expansion of our gaming operations in our existing jurisdictions or into new jurisdictions will require various additional licenses, findings of suitability, registrations, permits and approvals of the gaming authorities. The approval process can be time consuming and costly and has no assurance of success.

Pursuant to a settlement agreement with the Indiana Gaming Commission with respect to certain regulatory issues, we placed $5.0 million into an escrow account related to our construction of the Belterra hotel tower expansion. If construction of the new tower is completed by July 2004 the funds will be released back to us. In the event we do not complete the hotel tower expansion by July 2004 (subject to extension for events beyond our control upon approval by the Indiana Gaming Commission), the $5.0 million of escrowed funds will be forfeited to the Indiana Gaming Commission. We are scheduled to complete the tower in April 2004.

Our settlement agreement with the Indiana Gaming Commission described above allows the Indiana Gaming Commission to require that we repurchase any shares of our common stock held by our former Chairman, R.D. Hubbard. After the consummation of the new credit facility in December 2003, we repurchased an aggregate of 2,008,986 shares of our common stock held by Mr. Hubbard and the R.D. and Joan Dale Hubbard Foundation at a purchase price of $10.00 per share. We understand that Mr. Hubbard claims ownership of 322,000 unexercised stock options, which have a weighted average exercise price of approximately $10.60 per share. The Company’s extension of the exercise period of Mr. Hubbard’s options beyond May 2002 was made subject to Indiana Gaming Commission approval. To the extent that Mr. Hubbard is able to obtain shares of our common stock upon exercise of his options, the Indiana Gaming Commission could require us to purchase those shares.

Potential changes in the regulatory environment could harm our business.

From time to time, legislators and special interest groups have proposed legislation that would restrict or prevent gaming operations. Any new restriction on or prohibition of our gaming operations could force us to curtail operations and incur significant losses.

The concentration and evolution of the slot machine manufacturing industry could impose additional costs on us.

A majority of our revenues are attributable to slot machines operated by us at our casinos. It is important, for competitive reasons, that we offer the most popular and up to date slot machine games with the latest technology to our customers. We believe that one company in particular provides a majority of all slot machines sold in the U.S.

In recent years, the prices of new slot machines have escalated faster than the rate of inflation. Furthermore, in recent years, slot machine manufacturers have frequently refused to sell slot machines featuring the most popular games, instead requiring participating lease arrangements in order to acquire the machines. Generally, a participating lease is substantially more expensive over the long term than the cost to purchase a new machine.

For competitive reasons, we may be forced to purchase new slot machines or enter into participating lease arrangements that are more expensive than our current costs associated with the continued operation of our existing slot machines. If the newer slot machines do not result in sufficient incremental revenues to offset the increased investment and participating lease costs, it could hurt our profitability.

Inclement weather conditions, natural disasters, highway construction and other factors in the areas in which we operate could disrupt our ability to attract customers to our gaming facilities and could have a material adverse effect on our results of operations and financial condition.

Our continued success depends upon our ability to draw customers from each of the geographic markets in which we operate. Adverse weather conditions, particularly hurricanes, flooding, heavy snowfall and other extreme weather conditions, natural disasters or highway construction can deter our customers from traveling or make it difficult for them to frequent our properties. Hurricanes are common to the areas in which our Louisiana and Mississippi casinos are located. While any business interruption insurance we might carry could provide some coverage for those losses, we cannot assure you that such insurance will be available in the future or that the proceeds from any claim will be sufficient to compensate us if one or more of our casinos experiences a closure. If any of our properties were to experience prolonged adverse weather conditions or prolonged disruption due to natural disasters or highway construction, or if several of our properties were to simultaneously experience such events, our results of operations and financial condition could be materially adversely affected.

Our dockside gaming facilities in Indiana, Louisiana and Mississippi, as well as any additional riverboat or dockside casino properties that might be developed or acquired, are subject to risks in addition to those associated with land-based casinos. There are risks associated with the movement or mooring of vessels on waterways, including risks of casualty due to river turbulence, flooding, collisions with other vessels and severe weather conditions.

The loss of management and other key personnel could significantly harm our business.

Our continued success and our ability to maintain our competitive position is largely dependent upon, among other things, the efforts and skills of our senior management team, including Daniel R. Lee, our Chairman of the Board and Chief Executive Officer. Although we have entered into an employment agreement with Mr. Lee and certain of our other senior managers, we cannot guarantee that these individuals will remain with us. If we lose the services of any members of our management team or other key personnel, our business may be significantly impaired. We cannot assure you that we will be able to retain our existing senior management personnel or attract additional qualified senior management personnel.

In addition, our officers, directors and key employees also are required to file applications with the gaming authorities in each of the jurisdictions in which we operate and are required to be licensed or found suitable by these gaming authorities. If the gaming authorities were to find an officer, director or key employee unsuitable for licensing or unsuitable to continue having a relationship with us, we would have to sever all relationships with that person. Furthermore, the gaming authorities may require us to terminate the employment of any person who refuses to file appropriate applications. Either result could significantly impair our gaming operations.

Recent economic and political events in Argentina have adversely affected our Argentina operations and may continue to do so in the future.

Our operations in Argentina accounted for approximately 2.8% of the operating income of our combining properties, before corporate expenses and non-recurring charges, in 2002 and approximately 1% of our consolidated assets at December 31, 2002. Since 2001, Argentina has experienced substantial political and economic turmoil. The value of the Argentine peso declined from $1.00 on December 31, 2001 to $0.34 as of December 31, 2003. Laws have been enacted that converted dollar-denominated bank accounts owned by us in Argentina to peso-denominated accounts and, simultaneously with that, the government devalued the peso. New laws have also restricted our ability from time to time to transfer funds out of Argentina. These events adversely affected our operations in Argentina and may continue to do so.

We regularly experience significant quarterly and annual fluctuations in operating results.

We experience significant fluctuations in our quarterly and annual operating results due to seasonality and other factors. Historically, the summer months are our strongest period and the winter months are our slowest period.

We are subject to litigation which, if adversely determined, could cause us to incur substantial losses.

We are, from time to time, during the normal course of operating our businesses, subject to various litigation claims and legal disputes. Among such litigation claims are the lawsuits described under “Business—Legal Proceedings” contained elsewhere in this prospectus supplement. Some of the litigation claims may not be covered under our insurance policies or our insurance carriers may seek to deny coverage. As a result, we might be required to incur significant legal fees, which may have a material adverse impact on our financial position. In addition, because we cannot predict the outcome of any action, it is possible that, as a result of current and/or future litigation, we will be subject to adverse judgments or settlements that could significantly reduce our earnings or result in losses.

We face environmental and archaeological regulation of our real estate.

Our business is subject to a variety of federal, state and local governmental regulations relating to the use, storage, discharge, emission and disposal of hazardous materials. Failure to comply with such laws could result in the imposition of severe penalties or restrictions on our operations by government agencies or courts of law or the incurrence of significant costs of remediation of hazardous materials. We do not have environmental liability insurance, and a material fine or penalty, severe operational or development restriction, or imposition of material remediation costs would adversely affect our business.

In addition, the locations of our current or future developments may coincide with sites containing archaeologically significant artifacts, such as Native American remains and artifacts. Federal, state and local governmental regulations relating to the protection of such sites may require us to modify, delay or cancel construction projects at significant cost to us.

Terrorism and the uncertainty of war, as well as other factors affecting discretionary consumer spending, may harm our operating results.

The strength and profitability of our business depends on consumer demand for hotel casino resorts and gaming in general and for the type of amenities we offer. A general downturn in economic conditions and changes in consumer preferences or discretionary consumer spending could harm our business. The terrorist attacks of September 11, 2001, and ongoing terrorist and war activities in the United States and elsewhere have had a negative impact on travel and leisure expenditures, including lodging, gaming (in some jurisdictions) and tourism. We cannot predict the extent to which such events may continue to affect us, directly or indirectly, in the future. An extended period of reduced discretionary spending and/or disruptions or declines in travel could significantly harm our operations.

In addition to fears of war and future acts of terrorism, other factors affecting discretionary consumer spending, including general or regional economic conditions, disposable consumer income, fears of recession and consumer confidence in the economy, may negatively impact our business. Negative changes in factors affecting discretionary spending could reduce customer demand for the products and services we offer, thus imposing practical limits on pricing and harming our operations.

Also, the terrorist attacks of September 11, 2001 have substantially affected the availability, scope of coverage and cost of insurance for certain types of damages or occurrences. We cannot assure you that we will be able to obtain any insurance coverage with respect to occurrences of terrorist acts and any losses that could result from these acts. This could expose us to heavy losses in the event that any damages occur, directly or indirectly, as a result of terrorist attacks and have a significant negative impact on our operations.

RISKS RELATED TO THIS OFFERING

Our stock price has been and may remain volatile, and the value of your common stock may decline as a result of this volatility.

The market price of our common stock has been in the past, and may in the future be, subject to wide fluctuations in response to factors such as:

•	variations in quarterly operating results;

•	announcements, by us or our competitors, of acquisitions, strategic partnerships, joint ventures or capital commitments;

•	changes in recommendations or financial estimates by securities analysts;

•	loss of material gaming licenses;

•	grant of new gaming licenses to our competitors, whether in our markets or in adjacent gaming markets;

•	conditions and trends in the gaming industry, including new state regulation or taxes enacted by state legislatures; and

•	general conditions in the economy.

In addition, in recent years, the stock market has experienced significant price and volume fluctuations, which are often unrelated to the performance or condition of particular companies. Such broad market fluctuations could adversely affect the market price of our common stock.

Following periods of volatility in the market price of a particular company’s securities, securities class action litigation has often been brought against a company. If we become subject to this kind of litigation in the future, it could result in substantial litigation costs, damages awards against us, and the diversion of our management’s attention and resources.

Provisions in our charter documents and Delaware law may prevent or delay acquisition of us, which could decrease the value of your shares.

Our certificate of incorporation and restated bylaws and Delaware law contain provisions that could make it harder for a third party to acquire us without the consent of our board of directors. These provisions include those that:

•	permit our board of directors, without shareholder approval, to designate and issue preferred stock, commonly referred to as “blank check” preferred stock, or rights to acquire preferred stock, which may have the effect of delaying, deferring or preventing a change of control of the Company or an unsolicited acquisition proposal;

•	permit only a majority of our directors in office to fill any vacancy on our board of directors;

•	limit the persons who may call special meetings of stockholders; and

•	establish advance notice requirements for nominations for election to the board of directors or for proposing matters that can be presented at stockholder meetings.

Moreover, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which prohibits a person who owns in excess of 15% of our outstanding voting stock from merging or combining with us for a period of three years after the date of the transaction in which the person acquired in excess of 15% of our outstanding voting stock, unless the merger or combination is approved in a prescribed manner. These provisions would apply even if the offer may be considered beneficial by some stockholders.

We may redeem your shares or the shares of others due to regulatory considerations, either as required by gaming regulators or in our discretion.

Our certificate of incorporation grants us the power to redeem our securities or the securities of our affiliated companies from a person who owns or controls these securities if:

•	that person is determined by a governmental gaming authority to be unsuitable to own or control these securities, or

•	in the sole discretion of our board of directors, that person is deemed likely to jeopardize our right to conduct gaming activities in any of the jurisdictions in which we conduct gaming activities.

Under the foregoing circumstances, we may redeem, and if required by the applicable gaming authority, must redeem, that person’s securities to the extent required by the gaming authority or deemed necessary or advisable by us. The redemption price will be determined by the gaming authority or otherwise will be a price deemed reasonable by us, which in our discretion could be the original purchase price or the then current trading price of the securities. Furthermore, we may pay the redemption price in cash, by promissory note, or both, as required by the gaming authority or otherwise as we elect.

Future sales of our common stock could adversely affect the market price of our common stock.

The market price of our common stock could decline as a result of sales of a large number of shares in the market after this offering or market perception that these sales could occur. These factors also could make it more difficult for us to raise funds through future offerings of our common stock.

There will be approximately 31,926,942 shares of our common stock outstanding immediately after this offering assuming that the over-allotment option is not exercised. Substantially all of these shares, in addition to the shares sold in this offering, are freely transferable without restriction or further registration under the federal securities laws, except for any shares held by our affiliates, sales of which will be limited by Rule 144 under the Securities Act of 1933.

We cannot predict if future sales of our common stock, or the availability of our common stock for sale, will harm the market price of our common stock or our ability to raise capital by offering equity securities.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements in this prospectus supplement, accompanying prospectus and any documents we incorporate by reference may constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The Private Securities Litigation Reform Act of 1995 provides certain “safe harbor” provisions for forward-looking statements. All forward-looking statements made in this prospectus supplement are made pursuant to the Private Securities Litigation Reform Act. Words such as, but not limited to, “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” and similar expressions are intended to identify forward-looking statements. Forward-looking statements include, without limitation, statements regarding our expansion plans, cash needs, cash reserves, liquidity, operating and capital expenses, financing options, expense reductions, operating results and pending regulatory matters. Although we believe our plans, intentions and expectations reflected in or suggested by these forward-looking statements are reasonable, we cannot assure you that we will achieve or realize these plans, intentions or expectations, and actual results may differ materially from those that might be anticipated from forward-looking statements. This can occur as a result of inaccurate assumptions or as a consequence of known or unknown risks and uncertainties. Factors that may cause our actual performance to differ materially from that contemplated by forward-looking statements include, among others, those discussed in the section entitled “Risk Factors” beginning on page S-14 of this prospectus supplement and the section entitled “Risk Factors” beginning on page 4 of the accompanying prospectus, as well as risk factors and other cautionary statements and information contained in the documents we incorporate by reference into this prospectus supplement and the accompanying prospectus. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

MARKET DATA

We use market and industry data throughout this prospectus supplement and accompanying prospectus that we have obtained from market research, publicly available information and industry publications. These sources generally state that the information that they provide has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. The market and industry data is often based on industry surveys and the preparers’ experience in the industry. Similarly, although we believe that the surveys and market research that others have performed are reliable, we have not independently verified this information.

USE OF PROCEEDS

We estimate that our net proceeds from this offering without exercise of the over-allotment option will be approximately $84.5 million, assuming an offering price of $11.31 per share (the closing price of our common stock on the New York Stock Exchange on January 16, 2004), and after deducting underwriting discounts and commissions and estimated offering expenses totalling $6.0 million.

Under the terms of the new credit facility, we will be required to deposit 25% of the net proceeds of this offering into the completion reserve account established under the new credit facility and thereby supplement the funds available for the construction of the Lake Charles resort. We expect to use the remaining 75% of the net proceeds from this offering for general corporate purposes, which may include the construction of our Lake Charles resort, the Belterra hotel tower expansion and new capital projects, including our pending development proposals in St. Louis if we are awarded the licenses. Pending application, the net proceeds from this offering will be invested in cash equivalents.

PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

Our common stock is quoted on the New York Stock Exchange under the symbol “PNK”. Prior to February 28, 2000, our common stock was traded on the New York Stock Exchange under the name Hollywood Park, Inc., identified by the symbol “HPK”. The table below sets forth the high and low closing sales prices of our common stock as reported on the New York Stock Exchange for the periods indicated.

	High	Low
Fiscal 2002:
First Quarter	$8.50	$5.02
Second Quarter	12.36	7.95
Third Quarter	10.91	6.89
Fourth Quarter	7.70	5.22

Fiscal 2003:
First Quarter	$6.91	$3.97
Second Quarter	6.80	4.80
Third Quarter	7.94	6.00
Fourth Quarter	9.64	7.21

Fiscal 2004:
First Quarter (through January 16, 2004)	$11.31	$9.44

On January 16, 2004, the last reported sale price of our common stock on the New York Stock Exchange was $11.31 per share. As of December 31, 2003, there were approximately 2,817 holders of record of our common stock. The number of record holders does not include beneficial owners whose shares are held in the name of banks, brokers, nominees or other fiduciaries.

We have not declared or paid any cash dividends on our common stock since 1992. We plan to retain earnings to finance our future growth and have no current plans to pay cash dividends to our stockholders. The payment of any future cash dividends will be at the sole discretion of our board of directors and will depend upon, among other things, our future earnings, our capital requirements, and our general financial condition. Our ability to declare or pay dividends on our common stock is limited under the indentures governing our 9.25% Notes and 8.75% Notes and the new credit facility.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of September 30, 2003:

•	on an actual basis;

•	as adjusted to give effect to (1) our issuance (as if this offering occurred on September 30, 2003) of 8,000,000 shares of our common stock and (2) the receipt of the proceeds from this offering (see “Use of Proceeds”); and

•	as further adjusted to reflect (1) the December 2003 stock repurchases of an aggregate of 2,008,986 shares, (2) initial borrowings under the new credit facility in December 2003 (including borrowing under the new credit facility to fund the December 2003 stock repurchases), (3) the repayment of all obligations under the old credit facility in December 2003, and (4) the completion on October 27, 2003 of the redemption of $64.0 million in aggregate principal amount of our 9.50% senior subordinated notes.

The calculation of the net proceeds received by us from our sale of common stock in this offering assumes the underwriters do not exercise their over-allotment option and an offering price of $11.31 per share (the closing price of our common stock on the New York Stock Exchange on January 16, 2004).

This table excludes an aggregate of 4,153,240 shares of common stock that may be issued upon the exercise of stock options outstanding as of December 31, 2003, with a weighted average exercise price of $9.03 per share and also excludes 970,633 shares of common stock reserved for future stock option grants.

You should read this information together with our audited consolidated financial statements and related notes and the sections entitled “Use of Proceeds,” “Selected Consolidated Financial and Other Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus supplement.

	As of September 30, 2003
	Actual	As Adjusted (a)	As Further Adjusted (b)
	(in thousands, except share amounts)
Cash, cash equivalents and restricted cash	$313,058	$397,538	$329,260

Long-term debt, including current portion:
New credit facility	$0	$0	$147,000
Old credit facility	123,241	123,241	0
9.50% senior subordinated notes due 2007	64,001	64,001	0
8.75% senior subordinated notes due 2013 (c)	132,801	132,801	132,801
9.25% senior subordinated notes due 2007	350,000	350,000	350,000
Other debt	16,633	16,633	16,633

Total long-term debt	686,676	686,676	646,434

Stockholders’ equity:
Preferred stock ($1.00 par value, 250,000 shares authorized; no shares issued and outstanding)	0	0	0
Common stock ($0.10 par value, 80,000,000 shares authorized; 25,934,261 shares issued and outstanding and 31,925,275 shares issued and outstanding on an “as further adjusted” basis)	2,615	3,415	3,415
Capital in excess of par value	224,308	307,988	307,988
Retained earnings	12,531	12,531	5,198
Treasury stock	0	0	(20,090)
Accumulated other comprehensive loss—currency translation of foreign assets	(9,746)	(9,746)	(9,746)

Total stockholders’ equity	229,708	314,188	286,765

Total capitalization	$916,384	$1,000,864	$933,199

(a)	The “As Adjusted” balances give effect to the issuance of 8,000,000 shares at an assumed price of $11.31 per share (the closing price of our common stock on the New York Stock Exchange on January 16, 2004) in this offering, less underwriting discounts and commissions and estimated expenses totaling $6.0 million.
(b)	The “As Further Adjusted” balances give effect to: (1) the “As Adjusted” effects described in note (a) above; (2) the funding of the $147.0 million term loan under the new credit facility less fees and expenses of approximately $6.1 million, approximately $139.6 million of which was deposited into a completion reserve account upon the closing of the new credit facility on December 17, 2003; (3) the repayment of the term loan of approximately $125.4 million outstanding under the old credit facility in December 2003; (4) the after-tax write off of unamortized debt and original issue discount costs associated with the old credit facility of approximately $11.2 million; (5) the December 2003 stock repurchases of an aggregate of 2,008,986 shares of common stock, at a purchase price of $10.00 per share; and (6) the October 2003 completion of the redemption of the $64.0 million of 9.50% senior subordinated notes due 2007 using $64.0 million of restricted cash held by the trustee for the benefit of the holders of the 9.50% senior subordinated notes.
(c)	The $135.0 million aggregate principal amount of the 8.75% senior subordinated notes due 2013 were issued at a price of 98.369% of par to yield 9% to maturity.

DILUTION

Purchasers of our common stock offered by this prospectus supplement will suffer dilution in net tangible book value per share. After giving effect to the December 2003 stock repurchases, our net tangible book value as of September 30, 2003 was approximately $145.8 million, or approximately $6.09 per share of common stock. Net tangible book value per share represents the amount of total tangible assets less total liabilities, divided by the number of shares of our common stock outstanding as of September 30, 2003, after giving effect to the December 2003 stock repurchases.

Dilution in net tangible book value per share represents the difference between the amount per share paid by the purchasers of our common stock in this offering and the net tangible book value per share of our common stock immediately after this offering, after giving effect to the December 2003 stock repurchases. After giving effect to our sale of 8,000,000 shares of common stock in this offering, at an assumed offering price of $11.31 per share, the closing price of our common stock on the New York Stock Exchange on January 16, 2004, and after deduction of the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our net tangible book value as of September 30, 2003 would have been approximately $230.2 million, or $7.21 per share, based on 23,926,942 shares of common stock outstanding at September 30, 2003 after giving effect to the December 2003 stock repurchases. This represents an immediate increase in net tangible book value of $1.12 per share of common stock to existing stockholders and an immediate dilution of $4.10 per share to purchasers of common stock in this offering.

Assumed public offering price per share		$11.31
Net tangible book value per share as of September 30, 2003 after giving effect to the December 2003 stock repurchases	6.09
Increase per share attributable to this offering	1.12

Net tangible book value per share as of September 30, 2003 after giving effect to this offering and after giving effect to the December 2003 stock repurchases		7.21

Dilution in net tangible book value per share to new investors after giving effect to the December 2003 stock repurchases		$4.10

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

The following table presents our selected consolidated financial data for the years 1998 through 2002. This data is derived from our audited consolidated financial statements and the notes to those statements. The table also presents our selected consolidated financial data for the nine months ended September 30, 2002 and 2003, which is derived from our unaudited condensed consolidated financial statements and the notes to those statements. The unaudited condensed consolidated financial statements include all adjustments, consisting of normal recurring accruals, that we consider necessary for a fair presentation of financial position and results of operations for those periods. Operating results for the nine months ended September 30, 2003 are not necessarily indicative of the results that may be expected for the entire fiscal year ended December 31, 2003. Because the data in this table does not provide all of the data contained in our consolidated financial statements, including the related notes, you should read “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements, including the related notes, contained elsewhere in this prospectus supplement and other data we have incorporated by reference.

	For the years ended December 31,					Nine months ended September 30,
	1998(a)	1999(b)	2000(c)	2001(d)	2002(e)	2002(f)	2003(g)
	(in thousands, except per share data)
Statement of Operations Data:
Revenues	$409,449	$673,967	$549,602	$508,043	$514,001	$388,986	$405,788
Operating income (loss)	44,503	144,204	171,904	(5,723)	28,411	26,988	28,189
Income (loss) before minority interest, income taxes and cumulative effect of a change in accounting principle	21,985	86,660	127,742	(50,555)	(19,071)	(8,466)	(19,942)
Income (loss) before cumulative effect of a change in accounting principle	13,169	44,047	76,839	(28,649)	(12,925)	(6,232)	(19,628)
Net income (loss)	13,169	44,047	76,839	(28,649)	(69,629)	(62,936)	(19,628)
Net income (loss) per common share:
Basic	$0.50	$1.70	$2.92	$(1.11)	$(2.70)	$(2.45)	$(0.76)
Diluted	0.50	1.67	2.80	(1.11)	(2.70)	(2.45)	(0.76)
Other Data:
EBITDA(h), (i)
Continuing properties(j)	$38,807	$93,303	$71,092	$40,659	$73,340	$60,683	$63,355
Sold properties	37,817	102,825	146,914	3,068	0	0	0

EBITDA(h), (i)	$76,624	$196,128	$218,006	$43,727	$73,340	$60,683	$63,355

Capital expenditures	$54,605	$59,680	$202,775	$52,264	$48,596	$36,295	$47,804
Cash flows provided by (used in):
Operating activities	$37,224	$75,323	$(28,824)	$39,517	$39,030	$29,028	$26,648
Investing activities	(136,532)	(51,063)	193,277	(46,756)	(76,740)	(64,484)	(236,478)
Financing activities	119,386	54,868	(114,947)	(12,442)	826	1,144	186,628

	As of December 31,					As of September 30, 2003
	1998	1999	2000	2001	2002
	(in thousands)
Balance Sheet Data:
Cash and equivalents(k)	$47,413	$246,790	$172,868	$156,639	$147,541	$313,058
Total assets	891,339	1,045,408	961,475	919,349	840,438	1,026,297
Total notes payable(l)	539,183	625,480	500,594	497,147	493,498	686,676
Stockholders’ equity	230,976	280,876	361,176	319,516	248,486	229,708

(a)	Fiscal year 1998 includes the financial results of Casino Magic Corp. from its October 15, 1998 acquisition date.
(b)	Fiscal year 1999 excludes the financial results of the Hollywood Park race track and Hollywood Park-Casino beginning September 1999 in connection with the sale of the operations. Fiscal year 1999 includes a $62.5 million gain on sale of the race track and card club casino operations and an asset impairment charge of $20.4 million related to the write-down of the Hollywood Park-Casino. Fiscal year 1999 also includes $3.0 million of Belterra Casino Resort pre-opening costs.
(c)	Fiscal year 2000 includes the financial results of Belterra Casino Resort from its October 2000 opening. Fiscal year 2000 excludes the financial results of the Boomtown Biloxi and Casino Magic Bay St. Louis beginning August 2000 and Turf Paradise beginning June 2000 in connection with the sale of the operations. Fiscal year 2000 includes an $118.8 million gain on sale of the casino and race track operations, as well as the sale of excess land (see note 7 to the consolidated financial statements contained elsewhere in this prospectus supplement). Fiscal year 2000 also includes $15.0 million of Belterra Casino Resort pre-opening costs and $5.7 million of terminated merger costs (see note 15 to the consolidated financial statements contained elsewhere in this prospectus supplement).
(d)	Fiscal year 2001 includes $23.5 million of asset impairment charges (see note 6 to the consolidated financial statements contained elsewhere in this prospectus supplement), a $500,000 gain on asset disposition, $610,000 of Belterra Casino Resort golf facility pre-opening costs and $464,000 of terminated merger reserve recovery benefit.
(e)	Fiscal year 2002 includes costs of $2.8 million for asset write-offs, $6.6 million for Indiana regulatory settlement and related costs, $1.6 million for relocating corporate offices (see notes 6, 11 and 12, respectively, to the consolidated financial statements contained elsewhere in this prospectus supplement), and $541,000 for abandoned project costs. In addition, fiscal year 2002 includes a $56.7 million charge, net of tax benefit, related to the cumulative change in accounting principle (see note 2 to the consolidated financial statements contained elsewhere in this prospectus supplement).
(f)	The nine months ended September 30, 2002 includes costs of $6.6 million for Indiana regulatory settlement and related costs (see note 7 to the unaudited condensed consolidated financial statements contained elsewhere in this prospectus supplement).
(g)	The nine months ended September 30, 2003 includes benefits of $579,000 for derivative action lawsuit matters (see note 7 to the unaudited condensed consolidated financial statements contained elsewhere in this prospectus supplement), costs of $1.6 million for a one-time retroactive gaming tax charge at Belterra Casino Resort imposed by the Indiana state legislature, $7.8 million for a goodwill impairment charge (see note 3 to the unaudited condensed consolidated financial statements), $8.7 million of loss on early extinguishment of debt (see note 6 to the unaudited condensed consolidated financial statements) and $4.2 million for certain tax charges (see note 2 to the unaudited condensed consolidated financial statements).
(h)

We define EBITDA as earnings before net interest expense, provision for income taxes, depreciation, amortization, minority interest, loss on early extinguishment of debt and cumulative effect of a change in accounting principle. There are non-routine items included in EBITDA which are set forth in note (i) below. Management uses EBITDA as a relevant and useful measure to compare operating results among its properties and between accounting periods. The presentation of EBITDA has economic substance because it is used by management as a performance measure to analyze the performance of our business segments (See note 17 to the consolidated financial statements and note 9 to the unaudited condensed consolidated financial statements contained elsewhere in this prospectus supplement). EBITDA is specifically relevant in evaluating large, long-lived hotel casino projects, because EBITDA provides a perspective on the current effects of operating decisions separated from the substantial, non-operational depreciation charges and financing costs of such projects. Additionally, management believes some investors consider EBITDA to be a useful measure in determining a company’s ability to service or incur indebtedness and for estimating a company’s underlying cash flow from operations before capital costs, taxes and capital expenditures. EBITDA is not a measure of financial performance under the promulgations of the accounting profession, known as “generally accepted accounting principles” or “GAAP.” EBITDA has material limitations as an analytic tool compared to net income, because, among other things, it does not include depreciation or interest expense, and therefore does not reflect current or future capital expenditures, or the cost of capital. Management compensates for these limitations by using EBITDA as only one of several comparative tools, together with GAAP measurements, to assist in the evaluation of operating performance and to measure cash flow generated by ongoing operations. EBITDA is not calculated in the same manner by all companies and accordingly, may not be an appropriate measure of comparing performance among different companies. EBITDA should not be considered in isolation from, or as a substitute for, operating income (loss), net income (loss), cash flows from operations or cash flow data prepared in accordance with GAAP. For an additional explanation of matters concerning EBITDA, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Other Supplemental Data.” A reconciliation from net income (loss) to EBITDA is as follows:

	For the years ended December 31,					Nine months ended September 30,
	1998	1999	2000	2001	2002	2002	2003
	(in thousands)
Net income (loss)	$13,169	$44,047	$76,839	$(28,649)	$(69,629)	$(62,936)	$(19,628)
Cumulative effect of a change in accounting principle, net of income taxes	0	0	0	0	56,704	56,704	0

Net income (loss) before cumulative effect of a change in accounting principle	13,169	44,047	76,839	(28,649)	(12,925)	(6,232)	(19,628)
Income tax expense (benefit)	8,442	40,926	50,903	(21,906)	(6,146)	(2,234)	(314)
Minority interest	374	1,687	0	0	0	0	0

Income (loss) before cumulative effect of a change in accounting principle, income taxes and minority interest	21,985	86,660	127,742	(50,555)	(19,071)	(8,466)	(19,942)
Loss on early extinguishment of debt	0	0	4,146	0	0	0	8,744
Interest expense, net of capitalized interest and interest income	22,518	57,544	40,016	44,832	47,482	35,454	39,387

Operating income (loss)	44,503	144,204	171,904	(5,723)	28,411	26,988	28,189
Depreciation and amortization	32,121	51,924	46,102	49,450	44,929	33,695	35,166

EBITDA	$76,624	$196,128	$218,006	$43,727	$73,340	$60,683	$63,355

(i)	“Operating income (loss)” and “EBITDA” disclosed above reflect the following non-routine items:

	For the years ended December 31,					Nine months ended September 30,
	1998	1999	2000	2001	2002	2002	2003
	(in thousands)
Goodwill impairment charge	$0	$0	$0	$0	$0	$0	$7,832
Derivative action lawsuit benefit	0	0	0	0	0	0	(248)
Regulatory settlement and related costs (benefit)	0	0	0	0	6,609	6,576	(331)
Asset write-offs	0	0	0	0	2,753	0	0
Relocation costs	0	0	0	0	1,601	0	0
Abandoned project costs	0	0	0	0	541	0	0
Pre-opening costs, Belterra Casino Resort	821	3,020	15,030	610	0	0	0
Terminated merger cost and related reserve recovery benefit	0	0	5,727	(464)	0	0	0
Asset impairment write-down	0	0	0	23,530	0	0	0
Loss (gain) on disposition of assets, sold operations	2,221	(62,507)	(118,816)	(500)	0	0	0
Asset impairment write-down, sold operations	0	20,446	0	0	0	0	0
REIT costs	419	0	0	0	0	0	0

	$3,461	$(39,041)	$(98,059)	$23,176	$11,504	$6,576	$7,253

(j)	Consists of the five casinos we own and operate in the United States, the two casinos we operate in Argentina (we began operating a third casino in November 2003), the two card clubs we lease to a third party operator in Los Angeles and corporate expenses.
(k)	Includes $2.3 million and $219.7 million of Restricted Cash-Argentina and Restricted Cash at September 30, 2003, respectively (including $64.0 million deposited with a trustee for the benefit of our 9.50% senior subordinated notes which were redeemed on October 27, 2003); $3.2 million and $30.1 million of Restricted Cash-Argentina and Restricted Cash at December 31, 2002, respectively; and, $3.5 million of Restricted Cash-Argentina at December 31, 2001 (see notes 1 and 6 in the unaudited condensed consolidated financial statements and note 1 in the consolidated financial statements contained elsewhere in this prospectus supplement).
(l)	Total notes payable at September 30, 2003 includes $64.0 million of our 9.50% senior subordinated notes which were redeemed on October 27, 2003.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of financial condition, results of operations, liquidity and capital resources should be read in conjunction with the section “Selected Consolidated Financial and Other Data” elsewhere in this prospectus supplement.

Overview and Summary

We are a leading diversified, multi-jurisdictional owner and operator of gaming entertainment facilities. We own and operate eight casinos (four with hotels), including Boomtown Reno in Reno, Nevada; Casino Magic Biloxi in Biloxi, Mississippi; Boomtown New Orleans in Harvey, Louisiana; Boomtown Bossier in Bossier City, Louisiana; Belterra Casino Resort in Vevay, Indiana; and three casinos in Argentina. We receive lease income from two card clubs in southern California. We are also building a $325 million casino resort in Lake Charles, Louisiana and have proposed two new developments in St. Louis.

Several matters should be highlighted. First, we believe that with the closing in December 2003 of our new credit facility, we have the resources, together with our cash on hand and our expected ongoing earnings, to fund fully the remaining construction costs of our $325 million Lake Charles resort without having to depend on asset sales or other infusions of cash. Second, although we are encouraged by the significant improvement in the operating performance of our Belterra resort, we believe that there is additional customer demand that the resort is not able to accommodate due to the limited number of existing guest rooms. Therefore, we believe that the completion of the new hotel tower at Belterra, scheduled for April 2004 and which will add 300 guest rooms to the resort, will enable more guests to better utilize the existing facility. Third, Boomtown Reno has experienced a decline in revenues since the June 2003 opening of Native American casinos in Northern California that are significantly closer to several primary feeder markets than is Boomtown Reno. Fourth, as we explain in this prospectus supplement, our operating results reflect several non-routine items that complicate comparison to prior and future periods, such as goodwill impairment charges due to the write-off of deferred tax assets, payments relating to the Indiana regulatory settlement, and other asset write-offs and impairments, including the write-off of debt issuance costs associated with the old credit agreement.

Results of Operations

The following table highlights our results of operations in recent periods:

	Years Ended December 31,			Nine Months Ended September 30,
	2000	2001	2002	2002	2003
	(in thousands)
Revenues:
Boomtown New Orleans	$94,240	$99,927	$100,403	$75,669	$80,372
Belterra Casino Resort	15,506	104,385	122,118	91,027	100,633
Boomtown Bossier City	124,308	101,019	102,680	76,703	81,305
Casino Magic Biloxi	86,451	82,997	86,500	66,311	64,174
Boomtown Reno	93,183	90,100	89,021	69,262	65,749
Casino Magic Argentina	22,092	20,159	7,039	5,334	8,875
Card Clubs	7,200	6,960	6,240	4,680	4,680

	442,980	505,547	514,001	388,986	405,788
Sold properties(a)	106,622	2,496	0	0	0

Total Revenues	$549,602	$508,043	$514,001	$388,986	$405,788

	Years Ended December 31,			Nine Months Ended September 30,
	2000	2001	2002	2002	2003
	(in thousands)

Operating income (loss):
Boomtown New Orleans	$20,849	$21,553	$20,470	$15,435	$17,316
Belterra Casino Resort(b)	(21,501)	(18,673)	2,616	2,063	6,699
Boomtown Bossier City	25,953	987	5,568	4,034	6,143
Casino Magic Biloxi	10,512	9,169	10,570	10,139	6,804
Boomtown Reno	11,722	11,350	10,208	9,639	6,737
Casino Magic Argentina	7,405	5,622	1,456	632	2,918
Card Clubs	2,504	2,855	3,622	2,707	2,718
Corporate(c)	(26,864)	(18,124)	(23,346)	(17,661)	(21,146)
Asset write-offs and impairments(d)	0	(23,530)	(2,753)	0	0

	30,580	(8,791)	28,411	26,988	28,189
Sold properties(a)	141,324	3,068	0	0	0

Operating income (loss)	$171,904	$(5,723)	$28,411	$26,988	$28,189

Revenue by Property as % of Total Revenue
Boomtown New Orleans	17.2%	19.7%	19.5%	19.5%	19.8%
Belterra Casino Resort	2.8%	20.5%	23.8%	23.4%	24.8%
Boomtown Bossier City	22.6%	19.9%	20.0%	19.7%	20.0%
Casino Magic Biloxi	15.7%	16.3%	16.8%	17.0%	15.8%
Boomtown Reno	17.0%	17.7%	17.3%	17.8%	16.2%
Casino Magic Argentina	4.0%	4.0%	1.4%	1.4%	2.2%
Card Clubs	1.3%	1.4%	1.2%	1.2%	1.2%

	80.6%	99.5%	100.0%	100.0%	100.0%
Sold properties	19.4%	0.5%	0.0%	0.0%	0.0%

	100.0%	100.0%	100.0%	100.0%	100.0%

Operating margins(e)
Boomtown New Orleans	22.1%	21.6%	20.4%	20.4%	21.5%
Belterra Casino Resort	(138.7)%	(17.9)%	2.1%	2.3%	6.7%
Boomtown Bossier City	20.9%	1.0%	5.4%	5.3%	7.6%
Casino Magic Biloxi	12.2%	11.0%	12.2%	15.3%	10.6%
Boomtown Reno	12.6%	12.6%	11.5%	13.9%	10.2%
Casino Magic Argentina	33.5%	27.9%	20.7%	11.8%	32.9%
Card Clubs	34.8%	41.0%	58.0%	57.8%	58.1%
Sold Properties	132.5%	122.9%	0%	0%	0%

(a)	The fiscal years 2000 and 2001 amounts reflect income from agreements with a Native American casino which terminated in June 2001. Fiscal year 2000 includes the Casino Magic Bay St. Louis and Boomtown Biloxi sold in August and Turf Paradise racetrack sold in June. Operating income for both periods includes gains on the dispositions of the assets.
(b)	Fiscal years 2000 and 2001 include pre-opening costs of $15,030,000 and $610,000, respectively. Nine months ended September 30, 2003 results include a $1,550,000 one-time retroactive gaming tax charge imposed by the Indiana state legislature.
(c)	The 2003 nine month period includes a benefit of $579,000 related to the derivative action settlement, and a goodwill impairment charge of $7,832,000. The 2002 month period includes a charge of $6,576,000, related to the Indiana regulatory and related costs. Fiscal year 2002 includes corporate relocation expenses, Indiana regulatory settlement costs and abandoned project costs totaling $8,751,000. Fiscal year 2001 includes a terminated merger reserve recovery benefit of $464,000. Fiscal year 2000 includes terminated merger costs of $5,727,000.

(d)	Fiscal year 2002 asset write-offs of $2,753,000 reflect abandoned projects at Casino Magic Biloxi and Boomtown Bossier City. Fiscal year 2001 asset impairment charges of $23,530,000 reflect primarily the write-down of the Crystal Park Casino and the original cruising riverboat at Boomtown New Orleans.
(e)	Operating margin by property is calculated by dividing operating income (loss) by revenue by location.

Comparisons of the Three and Nine Months Ended September 30, 2003 and 2002

Operating Results.    Operating income for the three months ended September 30, 2003 decreased to $8,550,000 from $15,545,000 for the three months ended September 30, 2002, while revenues increased to $140,112,000 in the 2003-third quarter from $139,404,000 in the 2002 period. For the nine months ended September 30, 2003, operating income grew to $28,189,000 from $26,988,000 in the 2002 nine month period, with revenues increasing to $405,788,000 from $388,986,000 period versus period.

Included in the 2003 three and nine month periods is a benefit of $1,516,000 and $579,000, respectively, related to a derivative action settlement, and a goodwill impairment charge of $7,832,000 impacting both periods. Included in the 2002 three and nine month periods is a charge of $83,000 and $6,576,000, respectively, related to the Indiana regulatory and related costs. Excluding such items from each period, operating income for the three months ended September 30, 2003 was essentially flat compared to the 2002 period, and was up approximately 5.6%, or $1,878,000, comparing the 2003 nine months to the 2002 period. Each property’s contribution to these results is as follows:

Boomtown New Orleans continues to be the Company’s biggest contributor, achieving record high quarterly revenues and operating income. Its operating income represented 29.2% and 35.1% of the Company’s property level operating income, for the three and nine months ended September 30, 2003, respectively. Revenues for the 2003-third quarter and nine months ended September 30, 2003 increased by 8.5% and 6.2%, respectively, over the 2002 periods, primarily from increased slot revenue as a result of elevated service standards, improved slot product, and a new player loyalty program. For the nine months ended September 30, 2003, Boomtown New Orleans grew its gross gaming revenues by 8.4% over the same prior nine months, while gross gaming revenues for the three principal competitors in this market grew 1.0% in total during the same period.1 By managing overall operating costs, Boomtown New Orleans’ operating margin is up slightly to 21.7% and 21.5%, in each of the 2003 periods, respectively, and therefore its operating income grew by 22.9% and 12.2% to $5,861,000 and $17,316,000 for the three and nine months ended September 30, 2003, respectively.

Belterra Casino Resort also achieved record quarterly revenues and operating income; and the 2003-third quarter marks the seventh consecutive quarter versus prior-year-quarter of revenue and operating income improvement for the property. Revenues for the three and nine months ended September 30, 2003 grew by 7.9% and 10.6%, respectively, over the prior year periods, primarily from enhanced marketing campaigns, player development events, and the introduction of dockside gaming in August 2002. For the nine months ended September 30,

(1) Source: Louisiana Gaming Control Board website.

2003, Belterra increased its gross gaming revenues by 14.1%, over the same prior nine months, while gross gaming revenues for the four other riverboat properties in this market increased by a combined 7.1% in total during the same period.2 Revenue growth has continued to result in operating income improvement, as operating income for the three months ended September 30, 2003 grew $1,710,000 to $3,786,000 and for the nine month period grew $4,636,000 to $6,699,000, compared to the 2002 periods. The nine month results include a $1,550,000 one-time retroactive gaming tax charge imposed by the State of Indiana in the 2003-second quarter related to the effective date of 2002 tax changes. The Indiana State Department of Revenue, interpreting tax legislation passed by the Indiana General Assembly in the 2003 legislative session, has assessed this retroactive tax on all riverboats, without providing an offset for taxes paid at a higher tax rate during a month period, the period July 1, 2002 to August 1, 2002. The Company intends to pursue remedies, as it does not believe that the regulations appropriately reflect the legislation. Belterra and the other riverboat casinos have filed protests with the state, asserting the interpretation of the legislation is erroneous and should be set aside. Excluding such one-time cost from the results, 65.0% and 64.4% of the revenue improvements in the three and nine months ended September 30, 2003, respectively, translated into operating income growth for the property, with the majority of the offset to income representing gaming taxes. The property continues to focus on margin improvement, most notably through payroll savings without reducing the level of service offered.

At Boomtown Bossier City, revenues for the three and nine months ended September 30, 2003 were $26,080,000 and $81,305,000, compared to $27,966,000 and $76,703,000, respectively, during the 2002 periods. Operating income for the 2003-third quarter decreased to $1,644,000 from $2,227,000, when compared to the prior year three-month period, primarily due to decreases in slot volume. For the nine months ended September 30, 2003, operating income increased $2,109,000 to $6,143,000 from $4,034,000, compared to the construction-impacted 2002 period. Included in the 2003 three and nine-month operating results are insurance proceeds of approximately $572,000 that was resolved in the quarter, from a 2001 business interruption claim that was resolved in the quarter, offset by severance costs of $362,500 related to a new management team. New management has focused on payroll cost reductions in a highly competitive market, by reducing its labor level in the 2003 third quarter by 14.7% compared to the same period last year.

During the 2003-third quarter, Casino Magic Biloxi implemented aggressive cost containment measures in the areas of marketing, payroll, and complementary expenses, and has begun to benefit from the early stages of the revamped marketing programs addressed in the 2003-second quarter and early third quarter, with such benefits reflected in an improved operating margin of 12.8% in the 2003-third quarter versus 6.4% in the 2003-second quarter. Revenues for the quarter were $21,755,000, compared to $22,884,000 in the 2002-third quarter, which reduction is a combination of lower slot volume, lower hold percentages and lower weekday hotel demand, reflective of the very competitive gaming market. Revenues in the nine-month period ending September 30, 2003 declined by 3.2%, as improved revenue generated in the 2003 first quarter was not sufficient to offset declines in the second and third quarters. Operating income for the 2003 nine-month period was $6,804,000 compared to $10,139,000, for the 2002 nine-month period primarily due to increased marketing costs for revamped marketing programs during 2003.

At Boomtown Reno, 2003 quarterly revenues were down by 10.2% when compared to the 2002 period, a majority of which decrease was from reduced gaming revenue due to the opening of Native American gaming facilities in Northern California in June. These Native

(2) Source: Indiana Gaming Commission website.

American gaming facilities are significantly closer to several primary feeder markets than is the Company’s Boomtown Reno property. The property was able to reduce certain of its operating costs in the quarter, including an aggressive review of its labor levels, which review resulted in a reduction of over 100 full-time employees, or 10.7%, compared to the 2002 third quarter levels. In addition, the Company has redirected its marketing resources and is evaluating other measures that can be taken to capitalize on the property’s Interstate 80 location and offset the continued impact of California gaming. For the quarter, operating income declined by $1,738,000 compared to the three months ended September 30, 2002. Numerous Native American groups are at various stages of planning new or significantly expanded facilities in the northern California area. The adverse impact on Boomtown Reno is expected to continue. 2003 nine-month results, although including strong first quarter operating results, reflect a decrease in revenues and operating income of $3,513,000 and $2,902,000, respectively, when compared to the nine months ended September 30, 2002. The 2003 year to date decreases are also attributed to winter weather conditions during each weekend in April.

At Casino Magic Argentina, peso-denominated revenue growth was 57.8% for the three months ended September 30, 2003 versus the 2002 period, reflecting an improved economic and political environment. Benefiting from a stronger peso in the 2003-third quarter as compared to the 2002-third quarter, dollar denominated revenues improved even further, by $1,737,000 to $3,448,000, from $1,711,000. Operating income also improved in the quarter, as the increased revenue exceeded a rise in gaming and other operating costs. Nine month results were equally strong, with 2003 peso-denominated revenue growing at 65.0% and dollar denominated revenues benefiting from a stronger peso improved by 66.4% from the prior year period. Operating income for the nine months ended September 30, 2003 also improved over 2002, due to the improved 2003 results and additional expenses impacting the 2002 period.

Card Club revenue and operating income were consistent with like-period results in 2002, as there was no change to the lease agreements and ownership costs.

Corporate Costs.    Corporate overhead increased by $7,538,000 and $3,485,000 in the three and nine months ended September 30, 2003 compared to the 2002 periods. Included in the 2003 three and nine months results are benefits of $1,516,000 and $579,000, respectively, related to the settlement of the shareholder derivative action and a goodwill impairment charge of $7,832,000 in the third quarter. Included in the 2002 periods are charges of $83,000 and $6,576,000, respectively, related to the 2002 Indiana regulatory matters. Adjusting for such charges, corporate costs for the three months ended September 30, 2003 increased by $1,305,000 over the three months ended September 30, 2002, due primarily to increased legal costs and additional corporate staff hired over the past twelve months. Prior to the year ago period, several corporate executives had left the Company and had not yet been replaced. Such positions have largely now been filled. The Company has also hired several additional people in the past few months to assist with the Lake Charles resort, but has not yet begun to break out pre-opening costs on its financial results. Corporate overhead for the nine months ended September 30, 2003 increased by $2,808,000, after adjusting the 2003 and 2002 periods for the derivative and Indiana matters, which increase is also primarily attributed to higher compensation and legal costs.

In July 2003, courts approved a settlement of the shareholder derivative action with the plaintiffs, insurer and other parties involved (see “Business—Legal Proceedings—Shareholder

Derivative Action”) and in September 2003 the necessary regulatory approvals and insurance proceeds were received. As such, the Company received net proceeds of $1,346,000 from the insurance carrier, which resulted in a settlement benefit of $1,185,000 and $248,000 for the three and nine months ended September 30, 2003. The larger settlement benefit recorded in the three months ended September 30, 2003 is due to the recovery of costs incurred during the six months ended June 30, 2003. In addition, the Company recorded a benefit of $331,000 related to the recovery of expenses incurred in 2002 that were paid by the insurance carrier as part of the final settlement. The Company does not anticipate further costs associated with this settlement.

During the 2003 third quarter, the Company identified certain pre-acquisition deferred tax assets related to Casino Magic Corp. whose estimated future realization had changed based on facts identified in the quarter (see note 2 to the unaudited condensed consolidated financial statements contained elsewhere in this prospectus supplement). Pursuant to SFAS No. 109, “Accounting for Income Taxes,” pre-acquisition contingent tax matters, including changes in deferred tax asset’s future realization, that are resolved beyond the traditional one-year post- acquisition period are required to be reclassified to goodwill. Pursuant to SFAS No. 142, the Company included such amounts in its annual goodwill assessment. Based on the evaluation completed, the Company recorded a goodwill impairment charge of $7,832,000 in the three and nine months ended September 30, 2003.

Interest Income.    Interest income for the three and nine months ended September 30, 2003 decreased by $20,000, or 3.8%, and $336,000, or 20.0%, compared to the same periods in 2002, due to lower interest rates on invested funds and despite increases in the amount of invested funds.

Interest Expense.    Interest expense for the three months ended September 30, 2003 before capitalized interest was $15,488,000, an increase of 23.6% from $12,527,000 for the three months ended September 30, 2002. Interest expense for the nine months ended September 30, 2003 was $41,616,000, up 10.3% from $37,735,000 for the nine months ended September 30, 2002. The increase in interest expense is primarily due to financing for the Lake Charles resort, including interest on the term loan portion of the old credit facility, increased debt issuance cost amortization expense and increased commitment fees. Capitalized interest increased $54,000 and $284,000, respectively, for the three and nine months ended September 30, 2003, as additional funds have been invested in the project.

Income Tax Expense (Benefit).    During the three months ended September 30, 2003, in addition to amending various tax returns, the Company updated its tax accounts to the 2002 returns filed. The Company revised its estimate of tax reserves to cover certain tax exposures as well as recorded a valuation allowance against certain net operating losses. The Company recorded a tax provision of $4,248,000 in connection with such activity, excluding both the tax benefit taken for the quarter and the foreign income tax matters.

Excluding the goodwill impairment charge from pre-tax losses and the non-routine tax charges noted above, the effective tax rates used in the 2003 third quarter and first nine months was 38.0% and 37.7%, respectively. The effective tax rates for the similar 2002 periods were 36.0% and 26.4%, respectively.

Change in Accounting Principle.    The charge for the cumulative effect of a change in accounting principle of $56,704,000 related to the write-down of goodwill and other intangible assets in the first quarter of 2002. This charge reflected the adoption of SFAS No. 142 as of January 1, 2002.

Comparisons of the Years Ended December 31, 2002, 2001 and 2000

Operating Results.    Operating income increased $37,202,000 to $28,411,000 in 2002 from an operating loss of $8,791,000 in 2001, while revenues increased to $514,001,000 in 2002 versus $505,547,000, excluding properties sold. Operating income and revenues for 2000, again excluding sold properties, were $30,580,000 and $442,980,000, respectively. Operating income for 2002, 2001 and 2000 includes certain unusual costs of $11,504,000, $23,676,000 and $20,757,000, respectively. When excluding such costs, operating income grew by 168.2% in 2002 versus 2001, and declined by 71.0% in 2001 versus 2000. Each property’s contribution to these results is as follows:

The Company’s Boomtown New Orleans property continues to produce consistent results. Revenues improved to $100,403,000 in 2002 from $99,927,000 in 2001. A full year benefit of slot machines added in June 2001 and dockside operations that began in April 2001 were offset by higher tax rates and unfavorable weather. Operating income declined slightly to $20,470,000 in 2002 compared to $21,553,000 for 2001. An increase in state gaming taxes at Boomtown New Orleans from 18.5% to 21.5% that became effective April 1, 2001 meant a higher tax rate during all of 2002 as compared to only nine months of 2001. Finally, the property incurred higher depreciation charges in 2002 due to improvements completed throughout 2001.

Also in 2002, the Company sold the property’s original riverboat casino. The boat had remained unused since February 1998, when it was replaced by the current larger and newer facility. Although the boat had been written down for book purposes in prior years, it still had a large tax basis. The Company received a tax benefit related to the sale of the boat when it finalized its 2002 income tax filing in 2003.

Revenues and operating income at the property increased in 2001 by 6.0% and 3.4%, respectively, from 2000, as the property benefited from the 300 slot machines added in June 2001, offset by the increased gaming taxes beginning April 2001.

At Casino Magic Biloxi, revenues and operating income improved by 4.2% and 15.3%, respectively, for the year ended December 31, 2002 versus the year ended December 31, 2001. This was despite unfavorable weather, notably two hurricanes that closed the Biloxi property for approximately three days and the New Orleans property for approximately two days. The improvements in operating results are primarily from new casino marketing programs and cost control programs established in late 2001.

Revenues and operating income declined by 4.0% and 12.8%, respectively, in 2001 compared to 2000, primarily due to increased competition in the market. The year 2000 results also included approximately $800,000 of additional income from the settlement of a business interruption insurance claim resulting from Hurricane Georges in September 1998. The closures from the recent hurricane were not long enough to meet the deductibles for business interruption insurance coverage. When excluding the insurance claim in 2000, operating income declined by 5.6%.

At Boomtown Reno, 2002 gaming revenues were consistent with the prior year, while the overall Reno market was off almost 4%. Overall, revenues for the property for the year ended December 31, 2002 declined by 1.2%, principally due to the lower retail fuel prices at the property’s gas stations. Operating income was down 10.1%, principally due to increased medical insurance costs.

Boomtown Reno’s revenues declined by $3,083,000, or 3.3%, in 2001 versus 2000 primarily due to the adverse impact of the events of September 11, 2001 on travel, including on travel along Interstate 80. Fuel prices in 2001 were also lower, affecting revenues from the two gas stations. The property’s management controlled costs to mirror the reduced drive-by business, and, as a result, the operating margin remained constant year-over-year.

On July 1, 2002, the Bossier City facility was re-branded “Boomtown Bossier City” from the former Casino Magic brand and motif. The renovation and expansion work was completed in the middle of the 2002 fourth quarter. Despite construction disruption for a majority of the year, revenues grew 1.6% to $102,680,000 in 2002 compared to $101,019,000 in 2001. Operating income grew much more dramatically in 2002 versus 2001, to $5,568,000 from $987,000. Re-branding charges in 2002 of $2,129,000 were offset by reduced marketing costs and the absence of a $2,600,000 working capital valuation charge that occurred in 2001. Boomtown Bossier City operating income for the year ended December 31, 2002 also benefited from the absence of approximately $1,602,000 of amortization of capitalized licensing expenses, related to the implementation of SFAS 142 on January 1, 2002, which costs were incurred in 2001 and prior.

For 2001, revenues and operating income declined by 18.7% and 96.2%, respectively, versus 2000. Revenue declines were primarily attributable to increased competition from the opening of a new casino hotel in December 2000 and the opening of a new hotel tower at another competitor in January 2001. The property also recorded a charge of approximately $2,600,000 for certain reserves and write-downs related to inventory, accounts receivable and working capital valuation matters.

Belterra Casino Resort proved to be the Company’s most improved property in 2002, growing operating income by $21,289,000 on revenue improvement of $17,733,000. The revenue growth reflects the continued maturation of the property, improved marketing programs and the benefits of commencing dockside operations on August 1, 2002. For the five months since dockside operations began, gaming revenues increased 31% period over period, compared to the also strong 16% year-over-year growth in the first seven months of 2002. In addition to growing revenues the property implemented cost containment measures in late 2001 that helped improve the operating margin.

Belterra Casino Resort opened in late October 2000. Revenues at this property increased significantly in 2001 due to a full year of operation, versus approximately two months of operations in 2000. The property incurred operating losses in both periods, although the losses per day were much less in the full year 2001 than they were in the partial period in 2000. In late 2001, a new general manager was hired, and steps were taken immediately to improve operations, including improved marketing programs and reduced staffing levels. The 2001 and 2000 operating losses also include pre-opening expenses of $610,000 and $15,030,000, respectively.

At Casino Magic Argentina, although the turmoil in the Argentine economy that began in late 2001 has continued, operations remain profitable. For 2002, revenues denominated in pesos increased 10.44% compared to the prior year period. Pesos denominated results are impacted by the Argentine inflation rate, which has been both high and volatile in recent periods.

Operating results denominated in dollars have declined substantially from the year-earlier periods due to the devaluation of the Argentine currency. For the twelve months ended December 31, 2002, currency devaluation caused substantially all of the 65.1% and 74.1% decline in revenues and operating income, respectively.

Revenues and operating income at Casino Magic Argentina declined by 8.7% and 24.1%, respectively, in 2001 versus 2000, primarily due to the economic and political instability that began in Argentina in the third quarter of 2001.

Revenues from the Company’s Card Clubs declined in 2002 due to an $80,000 per month reduction in lease income from Crystal Park Casino, effective October 1, 2001. Operating income in 2002, however, benefited from the reduction of Crystal Park Casino’s depreciation expense of $1,438,000, as the asset was written down in the fourth quarter of 2001.

Revenues and operating income from “Card clubs” did not change significantly in 2001 from the prior year.

Corporate Costs.    When excluding the Indiana settlement charges and relocation costs (see notes 11 and 12, respectively, to the consolidated financial statements contained elsewhere in this prospectus supplement), corporate costs decreased by $2,988,000, or 16.5%, in 2002 versus 2001, primarily due to reduced costs as a result of the management restructuring in April 2002 and lower professional service fees related to contracts that expired in 2001. Corporate costs declined by 32.5% in 2001 as compared to 2000, primarily due to the terminated merger costs incurred in 2000.

Sold Properties.    The reduction in revenues and operating income from sold operations in 2002 compared to 2001 reflects the termination in June, 2001 of various lease agreements with a Native American group under which the Company derived income from the Legends Casino in Yakima, Washington. The reduction in revenues and operating income in 2001 versus 2000 reflects the sale of the two casinos in August 2000 and Turf Paradise racetrack June 2000.

Interest Income.    Interest income for 2002 decreased by $2,815,000, or 56.1%, from 2001, primarily due to lower interest rates in 2002 versus 2001 and the early repayment of a promissory note from the Legends casino. Interest income decreased in 2001 versus 2000 by $7,583,000, or 60.2%, primarily due to lower investable funds and lower interest rates.

Interest Expense.    Interest expense in 2002 before capitalized interest was approximately flat to 2001. Interest expense before capitalized interest declined by $10,434,000 for 2001 compared to 2000, due primarily to the redemption of the Casino Magic 13% Notes in August 2000. Capitalized interest was $995,000, $481,000 and $8,148,000 in 2002, 2001 and 2000, respectively.

Loss on Early Extinguishment of Debt.    The Company recorded a loss of $4,136,000 for the year ended December 31, 2000, related to the early redemption of the Casino Magic 13% Notes. Prior to the adoption of Statement of Financial Accounting Standard No. 145, “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB statement No. 13 and Technical Correction,” and pursuant to then effective accounting standards, the Company reported this loss as an extraordinary item.

Income Tax Expense (Benefit).    The effective tax rate used in 2002 was 32.2%, or a tax benefit of $6,146,000. A portion of the Indiana regulatory settlement costs was not tax deductible, resulting in a lower tax benefit. The effective tax rate in 2001 was 43.3%, or a tax benefit of $21,906,000. The 2001 year includes a $3,705,000 tax benefit from the settlement of certain federal income tax matters. The effective tax rate in 2000 was 39.8%, or a tax expense of $50,903,000, which provision includes the taxes associated with the significant asset dispositions in that year.

Change in Accounting Principle.    The charge in the first quarter of 2002 for the cumulative change in accounting principle of $56,704,000 related to the write-down of goodwill and other intangible assets. This charge reflected the adoption of SFAS 142 as of January 1, 2002. See Note 2 to the Consolidated Financial Statements contained elsewhere in this prospectus supplement.

Liquidity and Capital Resources

At September 30, 2003, the Company had $249,057,000 of cash, cash equivalents and restricted cash, excluding the $64,001,000 deposited with the trustee for the benefit of the holders of the 9.50% Senior Subordinated Notes due 2007 (the “9.50% Notes”) redeemed on October 27, 2003 (see note 6 to the unaudited condensed consolidated financial statements contained elsewhere in this prospectus supplement). Management currently estimates that approximately $45,000,000 is needed to fund the Company’s casino cages, slot machines, operating accounts and day-to-day working capital needs.

Included in cash, cash equivalents and restricted cash at September 30, 2003 and December 31, 2002 is restricted cash of $158,072,000 and $33,255,000, respectively. The increase in restricted cash as of September 30, 2003 is due to the funding of the $125,000,000 term loan portion of the old credit facility in late May 2003 into the completion reserve account (net of certain debt issuances costs). Restricted cash as of both dates includes $22,500,000 set aside for future Lake Charles resort construction costs, $5,000,000 in an escrow account related to our construction of the new 300-guestroom tower at Belterra Casino Resort and a cash-collateralized letter of credit for self-insurance purposes. Finally, the period ended balances include funds held in Argentine banks in the amount of $2,324,000 and $3,155,000. Cash held in the Argentine subsidiary is considered restricted by the Company due to repatriation restrictions imposed by the Argentine government.

Working capital for the Company (current assets less current liabilities) was $57,042,000 at September 30, 2003, versus $85,119,000 at December 31, 2002, the decrease being primarily attributed to the cash provided from operations offset by capital spending for the Lake Charles and Belterra projects and routine maintenance capital spending activity.

For the nine months ended September 30, 2003, the Company invested $47,804,000 in property, plant and equipment, approximately $31,522,000 of which was for the Lake Charles and Belterra projects. Cash provided by operations was $26,648,000, compared to $29,028,000 in the first three quarters of 2002. The decline is primarily due to the additional cash interest payments for the term loan portion of the old credit facility and the cash premium and accrued interest paid in connection with the retirement of the 9.50% Notes, offset by the additional cash tax refund received in 2003. Investments in property, plant and equipment in the nine months ended September 30, 2003 exceeded the cash provided from operations. As a result, cash and cash equivalents declined $23,301,000 from the year-end balance.

For the nine months ended September 30, 2002, the Company invested $36,295,000 in property, plant and equipment, primarily related to the Boomtown Bossier City expansion and renovation. In addition, during the nine months ended September 30, 2002, $27,701,000 was reclassified to restricted cash on the unaudited condensed consolidated balance sheet, primarily related to setting aside the $22,500,000 for the Lake Charles resort. Finally, the Company benefited from the exercise of stock options by a number of former employees in the nine months ended September 30, 2002, which generated cash of $4,043,000. As a result of the invested capital and reclassification of cash to restricted cash, offset by cash provided by operations and the exercise of stock options, cash and cash equivalents declined by $36,270,000 in the 2002 period.

As of September 30, 2003, the Company’s debt consists primarily of the term loan portion of the old credit facility of $125,000,000 and the two issues of senior subordinated indebtedness: $135,000,000 aggregate principal amount of 8.75% Senior Subordinated Notes due October 2013 (the “8.75% Notes”) and $350,000,000 aggregate principal amount of 9.25% Senior Subordinated Notes due February 2007 (the “9.25% Notes”). In addition, $64,001,000 aggregate principal amount of the 9.50% Notes is reflected on the September 30, 2003 unaudited condensed consolidated balance sheet, since the redemption date for such principal amount of 9.50% Notes was October 27, 2003.

In May 2003, the Company executed an amendment of and restatement to the old credit facility, providing for a $240,000,000 facility comprised of a $115,000,000 reducing revolver and a $125,000,000 term loan. The $125,000,000 term loan was borrowed upon execution of the amended and restated old credit facility, with the proceeds of such facility held in a completion reserve account pending satisfaction of certain conditions and were to be used for the construction of the Lake Charles resort, the Belterra hotel tower expansion and other expansion projects. As the projects represent long-term projects, the funds were classified as long-term restricted cash on the September 30, 2003 unaudited condensed consolidated balance sheet. The Company did not make any withdrawals from the completion reserve account under the old credit facility. The replacement of the old credit facility with the new credit facility in December 2003 will result in the non-cash write-off in the fourth quarter of 2003 of the unamortized debt issuance costs associated with the old credit facility, which amount is approximately $11,163,000.

On December 17, 2003, the Company entered into a new $300,000,000 credit facility, or the new credit facility, which provides for a six-year $225,000,000 term loan facility, of which $78,000,000 can be drawn on a delayed basis in increments of at least $25,000,000 through September 30, 2004, and a five-year $75,000,000 revolving credit facility. Availability of funds under the new credit facility is not conditioned, as it was under the old credit facility, on the Company obtaining $40,000,000 of net cash proceeds from asset sales or equity capital raising efforts. That requirement has been eliminated in the new credit facility. The new credit facility is larger and allows us to borrow at lower interest rates than the old credit facility. We believe that the benefit of the lower interest rates has a significantly higher net present value than the up-front costs of the new credit facility.

Upon the closing of the new credit facility, the Company repaid all outstanding obligations (including accrued interest and commitment fees) under its old credit facility, totaling approximately $125,427,000, using escrowed proceeds of the old credit facility of approximately $124,126,000, supplemented by approximately $1,301,000 of the proceeds of the new credit facility. Upon the closing of the new credit facility the Company borrowed $147,000,000 in term loans and, after deducting transaction costs of approximately $6,095,000 and the approximately $1,301,000 noted above, deposited approximately $139,604,000 of the net term loan proceeds into a completion reserve account. These funds, subject to satisfying conditions to withdrawal from the completion reserve account, are permitted to be used to pay a portion of the construction costs of the Lake Charles resort, to pay up to $20,000,000 in capital expenditures for the Belterra hotel tower expansion, to fund up to $21,000,000 in certain approved stock repurchases, including the December 2003 stock repurchases (aggregating approximately $20,089,860), and to pay the fees and expenses with respect to the new credit facility. The proceeds of the revolving credit facility may be used for general corporate purposes.

Under the new credit facility the term loans mature in December 2009 and the revolving credit facility matures in December 2008. These maturity dates will move up to August 15, 2006 if the Company has not, before such date, repaid, refinanced or extended the maturity of the 9.25% Notes beyond the term loan maturity date. In addition, the term loans are repayable in quarterly installments of 0.25% of the principal amount of the term loans outstanding on October 1, 2004, commencing in March 2005. The Company is actively monitoring the high-yield debt securities market for opportunities to refinance all or a portion of the 9.25% Notes in order to extend the maturity of the indebtedness represented by the 9.25% Notes and to reduce the stated interest rate on such indebtedness. The Company intends to access the capital markets for such a refinancing when it deems it appropriate, depending on many factors including the Company’s financial position and general economic and market conditions.

The Company is obligated to make mandatory prepayments of indebtedness under the new credit facility from the net proceeds of certain debt offerings, certain asset sales and dispositions and certain equity issuances. In addition, commencing with the Company’s fiscal year ending December 31, 2005, the Company is required to prepay borrowings under the new credit facility with a percentage (based on certain “leverage ratios”) of its “excess cash flow” (each as defined in the new credit facility).

Under the terms of the new credit facility, the Company is required to deposit 25% of the net proceeds of this offering into the completion reserve account, established under the new credit facility, to supplement the funds available for the construction of the Company’s Lake Charles resort.

The new credit facility has, among other things, restrictive financial covenants and capital spending limits and other affirmative and negative covenants. The obligations under the new credit facility are secured by substantially all of the assets of the Company and its domestic restricted subsidiaries, including a pledge of the equity interests in the Company’s domestic subsidiaries (subject, with respect to the Company’s Nevada gaming subsidiary, to the approval of the Nevada Gaming Commission upon the recommendation of the Nevada State Gaming Control Board). The Company’s obligations under the new credit facility are also guaranteed by the Company’s domestic restricted subsidiaries.

The new credit facility requires that the Company first expend $50,000,000 (which amount is to be reduced by up to $15,000,000 for expenditures made after September 30, 2003 and on or prior to December 17, 2003) of its excess cash on the Lake Charles resort before the proceeds of the term loans and certain other amounts required to be deposited into the completion reserve account are permitted to be withdrawn for purposes other than certain stock repurchases, the Belterra hotel tower expansion, or expenses relating to the new credit facility.

Borrowing under the new credit facility and access to funds in the completion reserve account are also subject to other conditions associated with construction loans, including conditions pertaining to construction of the Lake Charles resort. The new credit facility requires the Company to diligently pursue construction of the Lake Charles resort so as to cause the opening to occur on or prior to the earlier of June 30, 2005 and the date required by the Louisiana Gaming Control Board. In addition, in order to access the availability under the new credit facility for financing the costs and expenses incurred in connection with the Lake Charles resort, the Company is required to fulfill customary construction loan conditions. The Company is also required to certify monthly, quarterly and annually and each time it borrows under the new credit facility or accesses funds in the completion reserve account that it is in compliance with a “Liquidity Requirement”, which requires that the sum of the undrawn portion of the revolving and term commitments, the balance in the completion reserve account and the Company’s excess cash, exceed the unexpended construction budget for the Lake Charles resort (excluding all related interest expense during construction).

In addition to permitted capital expenditures for maintenance expenses at existing facilities and amounts permitted to be applied to the costs and expenses of the Lake Charles resort and the Belterra hotel tower expansion, the new credit facility permits the Company to expend funds, during the term of the new credit facility, on various new capital projects in an amount equal to the lesser of (i) $65,000,000 and (ii) net cash proceeds of equity sales that are not otherwise required to be deposited into the completion reserve account or used to repay amounts outstanding under the new credit facility. As a result, the Company is permitted to use 50% (and under certain circumstances up to 75%) of the net cash proceeds of its equity sales on expenditures for new capital projects subject to an aggregate cap of $65,000,000.

On September 25, 2003, the Company issued $135,000,000 aggregate principal amount of the 8.75% Notes, which notes were issued at a discount of 98.369% of par to yield 9% to maturity. The net proceeds of this offering were used to fund the Company’s retirement of its $125,000,000 aggregate principal amount 9.50% Notes through a cash tender offer pursuant to which purchases were made on September 25, 2003 and October 6, 2003, and a redemption completed on October 27, 2003, and to pay a premium included in both the tender price and redemption price, as well as the fees and costs associated with the transaction.

The 8.75% Notes are unsecured obligations of the Company, guaranteed by all material restricted subsidiaries (excluding foreign subsidiaries) of the Company, as defined in the indenture. The indenture governing the 8.75% Notes contains certain covenants limiting the ability of the Company and its restricted subsidiaries to incur additional indebtedness, issue preferred stock, pay dividends or make certain distributions, repurchase equity interests or subordinated indebtedness, create certain liens, enter into certain transactions with affiliates, sell assets, issue or sell equity interests in its subsidiaries, or enter into certain mergers and consolidations. Among other things, the Company is permitted, under indentures governing both the 8.75% Notes and the 9.25% Notes, to amend, restate, modify, renew, refund, replace or refinance its credit facility (or, in the case of the 8.75% Notes, incur other senior indebtedness) up to a maximum of $350,000,000 of such debt outstanding. The indentures governing the 8.75% Notes and the 9.25% Notes permit the incurrence of additional indebtedness pursuant to certain baskets, such as the credit facility indebtedness described above. The indentures also permit the incurrence of additional indebtedness outside the baskets if at the time the indebtedness is proposed to be incurred, the Company’s consolidated coverage ratio on a pro forma basis, as defined in those indentures (essentially the ratio of EBITDA to interest), would be at least 2.00 to 1.00. The Company’s consolidated coverage ratio is currently under 2.00 to 1.00 and the Company expects that this will remain the case at least until the Lake Charles resort has been open for a period of time. Accordingly, without the consent of the holders of the required principal amount of the respective 8.75% Notes and 9.25% Notes, the Company’s ability to incur additional indebtedness is limited to the baskets outlined in the indentures. The Company is also permitted to put up to 50% of its undeveloped real estate, measured in acres, into an unrestricted subsidiary. The proceeds of any subsequent sale of the land would also remain unrestricted. The Inglewood land which is currently held for sale (see note 5 to the unaudited condensed consolidated financial statements contained elsewhere in this prospectus supplement) comprises less than half of the Company’s undeveloped land.

The 8.75% Notes become callable at a premium over their face amount on October 1, 2008; the 9.25% Notes became callable at a premium over their face amount on February 15, 2003. Such premiums decline periodically as the bonds near their respective maturities. Neither series of notes has any required sinking fund or other principal payments prior to their maturities.

On September 25, 2003, the Company issued a notice of redemption and deposited $64,001,000 of the net proceeds raised from the 8.75% Notes offering with the trustee for the 9.50% Notes, which funds were used on October 27, 2003, to redeem the remaining 9.50% Notes not tendered and purchased in the tender offer. As the redemption date had not yet occurred prior to September 30, 2003, under GAAP, the cash deposited with the trustee for the redemption is classified as a current asset-“Restricted Cash-9.50% Note Redemption”-and the notes are classified as a current liability-“Notes Payable-9.50% Note Redemption.”

The Company also has a $4,400,000 stand-by letter of credit outstanding at September 30, 2003, which letter of credit is cash-collateralized and for the benefit of the Company’s self-insured workers compensation program.

Assets held for sale consist of 97 acres of unimproved land adjacent to the Hollywood Park Race Track in Inglewood, California, the book value of which was approximately $12,160,000 as of September 30, 2003 and December 31, 2002. In 2002, the Company entered into an agreement to sell 37 of these acres for $22,200,000 in cash to a regional homebuilder. As of January 15, 2004, the homebuilder had paid the Company non-refundable cash deposits of an aggregate of $1,050,000 towards the purchase price for extensions of time through February 29, 2004. The close of escrow is subject to the buyer obtaining the necessary entitlements to develop the land as planned. In addition, the buyer has the right to extend the close of escrow to as late as March 31, 2004 by making additional non-refundable deposits. While the transaction continues to proceed towards closing, there can be no assurance that the sale will be completed on a timely basis, or at all.

The Company intends to continue to maintain its current properties in good condition and estimates that this will require maintenance and miscellaneous capital spending of approximately $20,000,000 to $25,000,000 per year. The Company is also adding a 300-guestroom hotel tower, conference and meeting facilities and a swimming pool area at its Belterra Casino Resort at an estimated cost of approximately $37,000,000, including capitalized interest. Finally, the Company is building a major resort in Lake Charles, Louisiana, estimated to cost approximately $325,000,000, including capitalized interest and pre-opening costs. The Company broke ground at the site in early September and anticipates the resort will open in the Spring of 2005.

In October 2002, the Company’s shelf registration statement with the Securities and Exchange Commission became effective, permitting the Company to issue up to $500,000,000 of debt, equity or other securities. Prior to this offering, remaining availability under the shelf registration statement was $365,000,000. There can be no assurance, however, that the Company will be able to issue any additional securities on terms acceptable to the Company.

The Company currently believes that, at least through the scheduled opening of the Lake Charles resort in Spring of 2005, its existing cash resources and cash flows from operations and funds available under the new credit facility, without regard to asset sales, will be sufficient to fund operations, maintain existing properties, make necessary debt service payments and fund construction of the Belterra hotel tower expansion and to fund the construction costs anticipated for the Lake Charles resort.

Other Supplemental Data

The Company defines EBITDA as earnings before net interest expense, provision for income taxes, depreciation, amortization, loss on early extinguishment of debt and cumulative effect of a change in accounting principles. Management uses EBITDA as a relevant and useful measure to compare operating results among its properties and between accounting periods. The presentation of EBITDA has economic substance because it is used by management as a performance measure to analyze the performance of the Company’s business segments. EBITDA is specifically relevant in evaluating large, long-lived hotel casino projects because it provides a perspective on the current effects of operating decisions separated from the substantial, non-operational depreciation charges and financing costs of such projects. Additionally, management believes some investors consider EBITDA to be a useful measure in determining a company’s ability to service or incur indebtedness and for estimating a company’s underlying cash flow from operations before capital costs, taxes and capital expenditures. EBITDA, subject to certain adjustments, is also a measure used in debt covenants in the Company’s debt agreements. EBITDA is not a measure of financial performance under the promulgations of generally accepted accounting principles or “GAAP.” EBITDA has material limitations as an analytic tool compared to net income, because, among other things, it does not include depreciation or interest expense and therefore does not reflect current or future capital expenditures or the cost of capital. Management compensates for these limitations by using EBITDA as only one of several comparative tools, together with GAAP measurements, to assist in the evaluation of operating performance and to measure cash flow generated by ongoing operations. EBITDA is not calculated in the same manner by all companies and accordingly, may not be an appropriate measure of comparing performance among different companies. EBITDA should not be considered in isolation from, or as a substitute for, operating income (loss), net income (loss), cash flows from operations or cash flow data prepared in accordance with GAAP. Below is a reconciliation of operating income (loss), as presented in the “—Results of Operations” table above, to EBITDA. A reconciliation of net loss to EBITDA is presented in note 9 to the unaudited condensed consolidated financial statements.

	Operating Income (Loss)	Depreciation and Amortization	EBITDA
	(in thousands)
For the twelve months ended December 31, 2002
Boomtown New Orleans	$20,470	$6,585	$27,055
Belterra Casino Resort	2,616	13,175	15,791
Boomtown Bossier City	5,568	7,395	12,963
Casino Magic Biloxi	10,570	7,520	18,090
Boomtown Reno	10,208	7,390	17,598
Casino Magic Argentina	1,456	486	1,942
Card Clubs	3,622	2,280	5,902
Corporate	(23,346)	98	(23,248)
Asset-write-offs and impairments	(2,753)	0	(2,753)

	$28,411	$44,929	$73,340

For the twelve months ended December 31, 2001
Boomtown New Orleans	$21,553	$6,012	$27,565
Belterra Casino Resort	(18,673)	12,898	(5,775)
Boomtown Bossier City	987	8,410	9,397
Casino Magic Biloxi	9,169	6,799	15,968
Boomtown Reno	11,350	7,834	19,184
Casino Magic Argentina	5,622	1,447	7,069
Card Clubs	2,855	3,767	6,622
Corporate	(18,124)	2,283	(15,841)
Asset-write-offs and impairments	(23,530)	0	(23,530)

	(8,791)	49,450	40,659
Sold properties	3,068	0	3,068

	$(5,723)	$49,450	$43,727

	Operating Income (Loss)	Depreciation and Amortization	EBITDA
	(in thousands)
For the twelve months ended December 31, 2000
Boomtown New Orleans	$20,849	$5,843	$26,692
Belterra Casino Resort	(21,501)	2,294	(19,207)
Boomtown Bossier City	25,953	8,428	34,381
Casino Magic Biloxi	10,512	6,963	17,475
Boomtown Reno	11,722	7,683	19,405
Casino Magic Argentina	7,405	1,573	8,978
Card Clubs	2,504	3,937	6,441
Corporate	(26,864)	3,791	(23,073)

	30,580	40,512	71,092
Sold properties	141,324	5,590	146,914

	$171,904	$46,102	$218,006

For the three months ended September 30, 2003
Boomtown New Orleans	$5,861	$1,520	$7,381
Belterra Casino Resort	3,786	3,482	7,268
Boomtown Bossier City	1,644	2,286	3,930
Casino Magic Biloxi	2,779	1,942	4,721
Boomtown Reno	3,548	1,782	5,330
Casino Magic Argentina	1,553	183	1,736
Card Clubs	901	593	1,494
Corporate (a)	(11,522)	64	(11,458)

	$8,550	$11,852	$20,402

For the three months ended September 30, 2002
Boomtown New Orleans	$4,769	$1,690	$6,459
Belterra Casino Resort	2,076	3,299	5,375
Boomtown Bossier City	2,227	1,705	3,932
Casino Magic Biloxi	3,806	1,876	5,682
Boomtown Reno	5,286	1,916	7,202
Casino Magic Argentina	519	96	615
Card Clubs	846	627	1,473
Corporate (a)	(3,984)	23	(3,961)

	$15,545	$11,232	$26,777

For the nine months ended September 30, 2003
Boomtown New Orleans	$17,316	$4,836	$22,152
Belterra Casino Resort	6,699	10,229	16,928
Boomtown Bossier City	6,143	6,466	12,609
Casino Magic Biloxi	6,804	5,786	12,590
Boomtown Reno	6,737	5,322	12,059
Casino Magic Argentina	2,918	537	3,455
Card Clubs	2,718	1,863	4,581
Corporate (a)	(21,146)	127	(21,019)

	$28,189	$35,166	$63,355

	Operating Income (Loss)	Depreciation and Amortization	EBITDA
	(in thousands)

For the nine months ended September 30, 2002
Boomtown New Orleans	$15,435	$4,900	$20,335
Belterra Casino Resort	2,063	9,849	11,912
Boomtown Bossier City	4,034	5,607	9,641
Casino Magic Biloxi	10,139	5,631	15,770
Boomtown Reno	9,639	5,535	15,174
Casino Magic Argentina	632	383	1,015
Card Clubs	2,707	1,712	4,419
Corporate (a)	(17,661)	78	(17,583)

	$26,988	$33,695	$60,683

(a)	2003 three and nine month periods include a benefit of $1,516,000 and $579,000 related to the derivative action settlement, respectively, and a goodwill impairment charge of $7,832,000 in both periods. 2002 three and nine month periods include a charge of $83,000 and $6,576,000, respectively, related to the Indiana regulatory and related costs.

Contractual Obligations and Other Commitments

The following tables summarize our contractual obligations and other commitments as of September 30, 2003, after giving effect to the completion of the redemption of the 9.50% Notes:

	Payments due by Period
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
	(in thousands)
Debt obligations	$607,334	$1,350	$3,917	$352,637	$249,430
Capital lease obligations	15,341	2,209	4,802	5,364	2,966
Operating lease obligations	36,563	6,752	11,522	3,490	14,799
Construction contractual obligations (a)	199,701	161,016	38,685	—	—

(a)	Infrastructure improvements and other commitments, including design and development commitments relating to the Lake Charles resort development and the Belterra hotel tower expansion.

In December 2003, the Company replaced the old credit facility with the new credit facility. Under the new credit facility, the term loans mature in December 2009 and the revolving credit facility matures in December 2008. These maturity dates would move up to August 15, 2006 if the Company has not, before such date, repaid, refinanced or extended the maturity of the 9.25% Notes beyond the term loan maturity date. See “Management’s Discussion and Analysis of Financial Condition and Results of Operation—Liquidity and Capital Resources.”

Factors Affecting Future Operating Results

Northern California Indian Gaming.    In March 2000, California voters passed Proposition 1A, a ballot initiative that allows Native American groups to conduct various gaming activities, including slot machines, house-banked card games and lotteries. Each Native American group in California may operate slot machines, and up to two gaming facilities may be operated on any one reservation. The number of machines each Native American group is allowed to operate is subject to change pursuant to negotiations which have been initiated between the Native American group and the State of California. Some Native American groups have established or are developing large-scale hotel and gaming facilities in California.

In mid-2003, new Native American casino developments opened in California that compete with the Reno gaming properties, including our Boomtown Reno property. These casino developments are significantly closer to several primary feeder markets than is our Boomtown Reno property. From the time certain new Native American casinos opened in mid-2003 to September 2003, revenues at Boomtown Reno have declined approximately 11.6% compared to the corresponding 2002 period. Numerous Native American groups are at various stages of planning new or significantly expanded facilities in the northern California area and an initiative has been proposed in California that, under certain circumstances, would legalize slot machines at certain California racetracks and card clubs. This adverse impact on the Reno gaming properties from expanded gaming in California is expected to continue. Boomtown Reno contributed approximately 17.3% and 16.2% of our net revenues in the year ended December 31, 2002 and the nine months ended September 30, 2003, respectively. See “Business—Competition”.

The Company has taken steps to reduce its cost structure at Boomtown Reno in anticipation of lower revenues and is evaluating what additional steps it should take in an effort to mitigate the negative impact from the new Native American casinos.

Legislation Regarding Dockside Gaming in Indiana.    Effective August 1, 2002, the Company converted its Belterra Casino Resort to dockside operation. Such legislation also enacted a new tax structure for dockside riverboats.

Lake Charles.    The Company has started to build an approximately $325,000,000 (including capitalized interest and pre-opening costs) dockside riverboat casino in Lake Charles, Louisiana. As of December 31, 2003, approximately $33,200,000 of this amount had been spent. The Company commenced construction in early September 2003 and anticipates completion of the project in the Spring of 2005. The Company has entered into a lease for the land on which the Lake Charles resort is being built.

Belterra Casino Resort.    In February 2003, the Company broke ground on the $37,000,000 Belterra hotel tower expansion project that will add 300 guestrooms, meeting and conference space and other amenities. The project is expected to be completed in April 2004. The Company believes that there is additional customer demand that the resort is not able to accommodate due to the limited number of existing guest rooms and that many of its customers would prefer to stay overnight when visiting Belterra. Therefore, the Company believes that the completion of the new hotel tower at Belterra will enable more guests to better utilize the existing facility.

Assets Held for Sale.    Assets held for sale consist of 97 acres of unimproved land adjacent to the Hollywood Park Race Track in Inglewood, California, the book value of which was approximately $12,160,000 as of September 30, 2003 and December 31, 2002. The Company has an agreement to sell 37 of these acres for $22,200,000 in cash to a regional homebuilder. The Company expects that this sale will close by March 2004. The Company had an agreement to sell the remaining 60 acres for $36,000,000 in cash, but the buyer did not close the transaction in a timely manner. The Company and the buyer have been unable to reach agreement with respect to an extension of the closing date and the agreement has been terminated. The Company continues to hold these 60 acres for sale and is actively pursuing other sale options.

Contingencies.    The Company assesses its exposures to loss contingencies including legal and income tax matters and provides for an exposure if it is judged to be probable and estimable. If the actual loss from a contingency differs from management’s estimate, operating results could be affected.

Critical Accounting Policies

The consolidated financial statements were prepared in conformity with accounting principles generally accepted in the United States. Certain of the accounting policies require management to apply significant judgment in defining the estimates and assumptions for calculating financial estimates. These judgments are subject to an inherent degree of uncertainty. Management’s judgments are based on the Company’s historical experience, terms of various past and present agreements and contracts, industry trends, and information available from other sources, as appropriate. There can be no assurance that actual results will not differ from those estimates. Changes in these estimates could adversely impact the financial position or results of operations of the Company.

The Company has determined that the following accounting policies and related estimates are critical to the preparation of the Company’s consolidated financial statements:

Property, Plant and Equipment.    The Company has a significant investment in long-lived property, plant and equipment, which represents approximately 58% of the Company’s total assets. Judgments are made in determining the estimated useful lives of assets, the salvage values to be assigned to assets and if or when an asset has been impaired. The accuracy of these estimates affects the amount of depreciation expense recognized in the financial results and whether to record a gain or loss on disposition of an asset. The Company reviews the carrying value of its property, plant and equipment whenever events or circumstances indicate that the carrying value of an asset may not be recoverable from estimated future undiscounted cash flows expected to result from its use and eventual disposition.

Self-insurance Reserves.    The Company is self-insured up to certain limits for costs associated with general liability, workers’ compensation and employee medical coverage. Insurance claims and reserves include accruals of estimated settlements for claims. In estimating these accruals, the Company considers historical loss experience, makes judgments about the expected levels of cost per claim and relies on independent consultants.

Income Tax Assets and Liabilities.    The Company utilizes estimates related to cash flow projections for the application of Statement of Financial Accounting Standard No. 109 to the realization of deferred income tax assets. The estimates are based upon recent operating results and budgets for future operating results. The determination of deferred income tax liabilities includes management’s judgments of expected settlements of audits by various tax authorities and the realization of tax deductions and credits expected to be realized in the future.

Asset Disposition Reserves.    The Company had remaining asset disposition reserves of $2,645,000 at September 30, 2003 related to the sale of casino and race track assets in 1999 and 2000. The initial reserves were established for self-insured liabilities, tax matters and other pre-asset sale exposures. Management evaluates the reserve regularly based on estimates provided by independent consultants and historical experience.

Goodwill and Other Intangible Assets.    In January 2002, the Company adopted SFAS No. 142 “Goodwill and Other Intangible Assets” which requires an annual review of goodwill and other nonamortizing intangible assets for impairment (see Note 2 to the consolidated financial statements). The annual evaluation of goodwill and other nonamortizing intangible assets requires the use of estimates, including recent and future operating results, discount rates, risk premiums and terminal values, to determine the estimated fair values of the Company’s reporting units and gaming licenses.

Quantitative and Qualitative Disclosures About Market Risk

The Company is exposed to market risk from adverse changes in interest rates with respect to the short-term floating interest rate on borrowings under the new credit facility (see note 6 to the unaudited financial statements). At September 30, 2003, 23.3% of the aggregate principal amount of the Company’s funded debt obligations had floating interest rates. The Company is also exposed to market risk from adverse changes in the exchange rate due to the devaluation of the Argentine Peso in January 2002. Total assets of Casino Magic Argentina at September 30, 2003 were $9,293,000, or less than 1% of the consolidated assets of the Company.

The table below provides the principal cash flows and related weighted average interest rates by contractual maturity dates for the Company’s debt obligations at September 30, 2003, after giving effect to the redemption of the Company’s 9.50% Notes in October 2003. At September 30, 2003, the Company did not hold any investments in market risk sensitive instruments of the type described in Item 305 of Regulation S-K.

Liabilities	2003	2004	2005	2006	2007	Thereafter	Total	Fair Value
	(dollars in thousands)
Old Credit Facility	$313	$1,250	$1,250	$1,250	$1,250	$119,375	$124,688	$125,935
Interest Rate	5.74%	5.74%	5.74%	5.74%	5.74%	5.74%	5.74%
8.75% Notes	$0	$0	$0	$0	$0	$135,000	$135,000	$133,819
Fixed rate	0%	0%	0%	0%	0%	8.75%	8.75%
9.25% Notes	$0	$0	$0	$0	$350,000	$0	$350,000	$356,125
Fixed rate	0%	0%	0%	0%	9.25%	0%	9.25%
All other (a)	$553	$2,343	$2,474	$2,564	$2,711	$5,988	$16,633	$16,633
Avg. interest rate	5.58%	5.65%	5.65%	5.59%	5.59%	5.92%	5.72%

(a)	Primarily the Hollywood Park-Casino capitalized lease obligation of $15.3 million with a fixed rate of 5.53%.

At December 31, 2003, the estimated fair value of the 8.75% Notes and 9.25% Notes were $135,675,000 and $361,375,000, respectively, whereas the estimated fair value of the 8.75% Notes and 9.25% Notes were $133,818,750 and $356,125,000, respectively, at September 30, 2003. On December 17, 2003, the Company repaid all outstanding obligations under the old credit facility. At September 30, 2003, the estimated fair value of the term loan portion of the old credit facility was $126,250,000.

Under the new credit facility, the term loans mature in December 2009 and the revolving credit facility matures in December 2008. These maturity dates would move up to August 15, 2006 if the Company has not, before such date, repaid, refinanced or extended the maturity of the 9.25% Notes beyond the term loan maturity date. See “Management’s Discussion and Analysis of Financial Condition and Results of Operation—Liquidity and Capital Resources.”

BUSINESS

Our Company

We are a leading diversified, multi-jurisdictional owner and operator of gaming entertainment facilities. We own and operate five properties in the United States, located in southeastern Indiana; Reno, Nevada; Bossier City and New Orleans, Louisiana; and Biloxi, Mississippi. We are building a major casino resort in Lake Charles, Louisiana. The City of St. Louis Authorities recently chose our proposal for the development of a major casino in downtown St. Louis, subject to negotiation of a development agreement and the final approval of the Missouri Gaming Commission. We have made a development proposal to the County of St. Louis to develop a second major casino in the St. Louis metropolitan area. In addition, we operate three casinos in Argentina and receive lease income from two card clubs in southern California. All of our properties primarily cater to customers who live within driving distance of the properties.

We are the successor to the Hollywood Park Turf Club, organized in 1938. We were incorporated in 1981 under the name Hollywood Park Realty Enterprises, Inc. In 1992, as part of a restructuring, we changed our name to Hollywood Park, Inc. In February 2000, we changed our name to Pinnacle Entertainment, Inc.

Our strategy is to grow profitability through the strategic development of new gaming properties in attractive gaming markets and a disciplined capital expenditure program at our existing locations, as well as through our recently introduced cost reduction initiatives.

In early September 2003, we commenced construction of our $325 million Lake Charles casino resort, which we believe will be larger, and offer more amenities, than any other resort in the southwest Louisiana/east Texas market, upon its scheduled opening in the Spring of 2005. Lake Charles is the closest significant gaming jurisdiction to the Houston, Austin and San Antonio metropolitan areas. Our resort will be located on 227 acres and will feature approximately 700 guest-rooms (including four villas, 41 suites and 59 junior suites), several restaurants and other amenities. Unlike most other riverboat casinos, the casino at our Lake Charles resort will be entirely on one level and surrounded on three sides by the hotel facility, providing convenient access to approximately 1,500 slot machines and 60 table games. We are also building a $37 million, 300 guest-room hotel tower and other amenity expansion at Belterra Casino Resort, our southeastern Indiana property.

The City of St. Louis Authorities recently chose our proposal for the development of an approximately $208 million casino and luxury hotel in downtown St. Louis, near the Edward Jones domed stadium and America’s Center convention center, subject to negotiation of a development agreement. We have also proposed to build a $300 million casino complex located in the County of St. Louis, approximately ten miles south of downtown St. Louis. We are one of two finalists under consideration by a County selection committee. These developments are subject to approval of the Missouri Gaming Commission, which will make the final decision in its discretion on whether to allow the projects to proceed and to whom to issue one or more licenses.

Our Properties

The following table summarizes certain features of our properties as of September 30, 2003:

	Type of Facility	Principal Markets	Slot Machines (approx.)	Table Games (approx.)	Hotel Rooms	Nine Months Ended September 30, 2003
Property						EBITDA (1)(2)		Operating Income (2)
						(in millions)		(in millions)
Operating Properties:
Boomtown New Orleans, LA	Dockside	Local	1,499	51	—	$22.2		$17.3

Belterra Casino Resort, IN	Dockside	Cincinnati, Ohio and Louisville, Kentucky	1,553	43	308	16.9	(3)	6.7	(3)

Boomtown Bossier City, LA	Dockside	Dallas/Fort Worth	1,161	36	188	12.6		6.1

Casino Magic Biloxi, MS	Dockside	Alabama, North Florida, Georgia	1,238	30	378	12.6		6.8

Boomtown Reno, NV	Land-based	Northern California and Local	1,165	30	318	12.1		6.7

Casino Magic Argentina (4)	Land-based	Local and Regional Tourist	628	42	—	3.5		2.9

Operating Property Total			7,244	232	1,192

Card Clubs Leased:
Hollywood Park-Casino and Crystal Park (5)	Land-based	Local	—	121	238	$4.6		$2.7

Properties Under Construction:
Lake Charles, LA	Boat-in moat(6)	Houston, San Antonio, Austin, Southwest Louisiana	1,500	60	700	n/a		n/a

Belterra hotel tower expansion	Dockside	Cincinnati, Ohio and Louisville, Kentucky	n/a	n/a	300	n/a		n/a

St. Louis Development Proposals (7):
City of St. Louis	Boat-in- moat(6)	Missouri and Illinois	2,000	40	200	n/a		n/a

St. Louis County	Boat-in- moat(6)	Missouri and Illinois	3,000	60	100	n/a		n/a

(1)	See page S-47 for a definition of EBITDA and a reconciliation of EBITDA to Operating Income.
(2)	Data presents the EBITDA and Operating Income of the properties excluding corporate expenses of approximately $21 million, which corporate expenses include a non-cash goodwill impairment charge of $7.8 million.
(3)	Reflects a $1.6 million retroactive gaming tax charge imposed by the State of Indiana, a portion of which is being disputed by us.
(4)	Data presents the combined operations of the casinos we operate in Argentina.
(5)	Data presents the combined operations of two card clubs in California that we lease on a year-to-year basis to a third party operator.
(6)	A “boat-in-moat” is a floating, single-level dockside casino in a controlled body of water.
(7)	On January 15, 2004, the City of St. Louis Authorities selected our downtown St. Louis development proposal, subject to the negotiation of a development agreement. The Missouri Gaming Commission will make the final decision in its discretion on whether to allow the project to proceed and to whom to issue one or more gaming licenses based in part on the decisions of the City of St. Louis Authorities. The selection process by St. Louis County for the other development proposal is expected to be completed in mid-February 2004 and is also subject to Missouri Gaming Commission approval.

Boomtown New Orleans.    Boomtown New Orleans is a locals-oriented dockside riverboat casino. The dockside riverboat features a casino containing approximately 1,499 slot machines and 51 table games and an approximately 88,000 square foot adjoining building with two restaurants, a delicatessen, a 350-seat nightclub, 21,000 square feet of meeting space, an amusement center and 1,729 parking spaces. The property opened in 1994 and is located on 54 acres in Harvey, Louisiana, approximately 10 miles from downtown New Orleans and across the Mississippi River in the West Bank suburban area.

In early 2002, we completed a $10 million renovation, which included adding 300 new slot machines, construction of a high-limit table games area and the renovation of various food and beverage outlets in the adjoining building. In December 2002, the property opened its poker area, adding 54 gaming positions, and added an additional 60 slot machines in 2003.

We own the 54 acres in Harvey, Louisiana, the dockside riverboat casino and the adjoining building.

Belterra Casino Resort.    Belterra is a regional resort built around a dockside riverboat casino. It opened in October 2000 and is located on 315 acres of land along the Ohio River near Vevay, Indiana, approximately 50 miles southwest of downtown Cincinnati, Ohio, and 65 miles northeast of Louisville, Kentucky. The total population within 300 miles of Belterra is approximately 39 million people.

The resort features a riverboat casino with 38,000 square feet of casino space, approximately 1,553 slot machines and 43 table games. It also features a 15-story, 308 guest-room hotel with 11 suites, six restaurants, a retail-shopping pavilion, a 1,750 seat entertainment showroom, a spa and an 18-hole championship golf course designed by Tom Fazio. The resort provides 2,000 parking spaces, most of which are in a multi-level parking structure. In February 2003, we broke ground on a $37 million, 300 guest-room hotel expansion project (see “—New Developments and Expansion Projects” below), which is expected to be completed in the Spring of 2004. We believe the new hotel tower expansion will enhance Belterra’s status as a regional resort and will leverage the property’s existing infrastructure, including the resort’s casino and other facilities.

Indiana law was revised to permit dockside gaming operations as of August 1, 2002, with a new graduated tax structure. Customers strongly prefer dockside operations due to the convenience of being able to enter and leave the casino at any time and the reduction of customer surges and the resultant lines at the facility’s restaurants, valet parking and other services that happen with cruising riverboat casinos.

Boomtown Bossier City.    Our Boomtown Bossier City property is a regional resort built around a dockside riverboat casino. The resort opened in October 1996 and is located on 23 acres of land in Bossier City, Louisiana, directly off, and highly visible from, Interstate 20. The Bossier City/Shreveport region offers the closest casinos to the Dallas/Fort Worth metropolitan area, which is a three-hour drive to the west along Interstate 20. The resort offers approximately 1,161 slot machines and 36 table games. The resort also includes a 188 guest-room hotel, with four master suites and 88 junior suites, four restaurants and 1,867 parking spaces.

In November 2002, we completed a $24 million renovation of the Boomtown Bossier City property. This renovation included re-branding the facility to the Boomtown name to enhance the property’s status as a regional resort, adding new restaurants and re-designing the hotel lobby and porte-cochere.

Our Boomtown Bossier City property is located adjacent to the Red River in Bossier City, Louisiana. We own the 23 acres of land, dockside riverboat casino, hotel, parking structure and other land-based facilities on the property. We lease approximately one acre of water bottoms from the state of Louisiana pursuant to a lease due to expire in September 2006.

Casino Magic Biloxi.    Casino Magic Biloxi is a regional resort that features a dockside riverboat casino and hotel tower. It opened in 1993 and is located on 16 acres in Biloxi, Mississippi, on the Mississippi Gulf Coast in the center of a cluster of three casinos known as “Casino Row.” In 1998, we opened a 378 guest-room hotel, including 86 suites, at the resort. The resort features a 48,920 square foot dockside riverboat casino containing approximately 1,238 slot machines and 30 table games. The facility also features four restaurants, 6,600 square feet of convention space, a health club and 1,315 parking spaces.

The property is smaller than some of the other area casinos, but offers superior quality guestrooms and facilities. Since the end of 2001, the property has enjoyed a four-diamond rating from AAA, the first hotel/casino in Mississippi to receive such a designation. In June 2003, Casino Magic Biloxi completed renovating its high-roller area and casino entrance, at a cost of approximately $1.2 million.

Of the 10.6 acres on which Casino Magic Biloxi is located, we own approximately 5.5 acres and lease approximately 5.1 acres. Our leases expire on June 2, 2008, and we have options to extend the term of each lease for 15 additional five-year periods. We also lease approximately 6.4 acres of submerged tidelands from the State of Mississippi. The tidelands are under a lease that expires on May 31, 2008; rent on this lease will be determined by appraisal. We own the dockside casino and all of the land-based facilities, including the hotel.

Boomtown Reno.    Boomtown Reno is a land-based casino hotel that has been operating for over 35 years and is located on a portion of our 569 acres 11 miles west of downtown Reno, Nevada, directly off Interstate 80, the primary east-west interstate highway serving northern California.

The property features 318 guest-rooms and a 45,000 square-foot casino containing approximately 1,165 slot machines and 30 table games. In 1999, we completed a $30 million expansion and renovation project at Boomtown Reno that added 196 guest-rooms, including 24 luxury suites, and 10,000 square feet of new convention space, as well as renovated major portions of the casino space and certain restaurants. The property features four restaurants, an 80-seat lounge, a 30,000 square foot amusement center and an indoor pool. In addition to the main casino/hotel, the property also includes a full-service truck stop with a satellite casino containing approximately 109 slot machines, a gas station/mini-mart, a 203-space recreational vehicle park and 1,548 parking spaces.

We own the 569 acres on which Boomtown Reno is located, with current operations of Boomtown Reno presently utilizing approximately 61 acres. We own all of the improvements and facilities at the property, including the casino, hotel, truck stop, recreational vehicle park and gas stations, along with the related water rights.

Casino Magic Argentina.    We operate three land-based casinos in the Patagonia region of Argentina. The largest of the three casinos is located in the city of Neuquen and contains approximately 515 slot machines and 29 table games and a 384-seat bingo facility. The second largest facility, located in San Martin de los Andes, has 113 slot machines and 13 table games. We began operating the smallest of the three facilities in November 2003, which is located in Junin de los Andes and has 38 slot machines. We do not own any real property at these sites, but do own approximately 20 acres of vacant land in the city of Neuquen, which is being held for future development.

The first two casinos opened in 1995 and we began operating the third casino in November 2003. All three casinos are operated under a 12-year concession agreement with the Province of Neuquen that expires in December 2006. In July 2003, we modified our concession agreement with the Province of Neuquen, so that our concession agreement was extended through December 2016, provided that, among other things, our Argentine subsidiary builds as much of a planned new facility and related amenities as possible, utilizing the Argentine subsidiary’s cash and retained earnings through 2006. Also, we receive an additional five-year extension to 2021 if our Argentine subsidiary invests five million pesos (or US$1,706,000 based on September 30, 2003 dollar-to-peso exchange rates) in a three-star hotel facility with a minimum of 10 guest rooms.

Casino Magic Corp. leases slot machines to Casino Magic Neuquen S.A. and provides Casino Magic Neuquen S.A. management services and a non-exclusive license to use the tradename “Casino Magic” and associated trademarks. Each month, Casino Magic Neuquen S.A. pays to Casino Magic Corp. 5% of the value of the rented slot machines as determined by agreement (which amounted to $528,000 per year). In addition, Casino Magic Neuquen S.A. must pay an aggregate of 5% of the total gross income from its casino operations (excluding amounts paid in respect of value added taxes) for the management services and the license of intellectual property rights. Casino Magic Neuquen S.A. is entitled, in its sole discretion, to return to Casino Magic Corp. up to 40 slot machines, in which case, the rent payable on the value of these slot machines ceases to accrue from the third month following the return of such equipment. These rental payments and fees are required to be made in U.S. dollars. For purposes of calculating the fees for the management services and the use of the license of intellectual property rights, Casino Magic Neuquen S.A.’s total gross income is translated into U.S. dollars at the closing price on each day of operation or the immediately following business day. However, Casino Magic Corp. has the option to require that these fees be calculated according to the rate of exchange of certain foreign debt securities or other securities and the peso.

California Card Club Leases.    We receive lease income from two card clubs in the area of Los Angeles, California: the Hollywood Park-Casino and the Crystal Park Casino. We have leased the Hollywood Park-Casino from Churchill Downs California Incorporated since September 1999 and sublease it to an unaffiliated third party operator. We own the furniture, fixtures, equipment and leasehold improvements within the Hollywood Park-Casino. We own the Crystal Park Casino and lease it to an affiliate of the card club operator that leases and operates the Hollywood Park-Casino. The third party operators are not believed to have substantial assets other than the two card clubs. The lease payments under the year-to-year leases are believed to be a substantial portion of the card clubs’ income.

The Hollywood Park-Casino opened in 1994. The facility contains approximately 30,000 square feet of card club gaming space with 107 gaming tables and 21,000 square feet of retail and restaurant space.

The Crystal Park Casino opened in October 1996. The Crystal Park Casino contains approximately 40,000 square feet of gaming and banquet space with 14 gaming tables. The adjoining hotel contains 238 rooms, including 36 suites.

A voter initiative intended for the California November ballot has been filed with and is under review by the California Secretary of State that, under certain circumstances, would permit slot machines to be installed at certain California racetracks and card clubs, including the card clubs that we lease to a third party operator.

Our Strategy and Competitive Strengths

Our strategy is to grow profitability through the strategic development of new gaming properties in attractive gaming markets and a disciplined capital expenditure program at our existing locations, as well as through our recently introduced cost reduction initiatives.

Our competitive strengths are:

•	High Quality Properties in Attractive Locations

We own high quality casino properties in attractive locations. We are committed to maintaining the quality of our properties by offering the latest slot machines, presenting fresh entertainment offerings and renovating and improving our facilities whenever necessary to enhance our customers’ gaming experience. Most of our principal properties have either opened or been extensively refurbished within the past five years in order to maintain and expand our customer base and to keep our existing properties competitive. We believe our properties are located in markets with favorable demographics.

•	Geographically Diversified Portfolio

We own and operate five U.S. properties, each in a distinct market. Our regional diversification reduces our dependence on any one market, while providing us with an opportunity to build a diversified base of gaming customers. This diversification will be further enhanced upon the opening of our Lake Charles casino resort.

•	Significant Development Plans Underway

We believe our new Lake Charles resort development and the Belterra hotel tower expansion will contribute substantial revenues, cash flow and earnings. Construction at our Lake Charles resort is currently underway and we expect the resort to open in the Spring of 2005. Upon its completion, we believe that our resort and casino will be the premier property in the Lake Charles market. For the twelve months ended November 30, 2003, the three existing casino properties in Lake Charles generated $447.3 million in gaming revenue in the aggregate, which amounts do not include the significant gaming revenues of Native American gaming facilities located approximately a one-hour’s drive east of the Lake Charles area. The site of our Lake Charles resort is approximately a two-hour’s drive east from Houston, Texas, which we believe will be the principal feeder market for our resort. Additionally, upon its completion in the Spring of 2004, we believe our hotel tower expansion at Belterra will enable us to build on the recent improvement in operating performance at the property, extend the overall stay of our guests and more efficiently take advantage of the complex built in 2000.

•	Significant Opportunities for Further Development

Several of our properties occupy only a portion of their sites, allowing us ample opportunity to add casino capacity, guest-rooms, and entertainment and other facilities, as our markets grow and as demand warrants.

The City of St. Louis Authorities recently selected us to negotiate a development agreement based on our proposal to develop an approximately $208 million casino and luxury hotel in downtown St. Louis. We are also one of the two finalists in a selection process for an approximately $300 million casino complex project we have proposed to build in St. Louis County, which is scheduled to make its selection decision in mid-February 2004. Gaming licenses for each project will ultimately require the approval of the Missouri Gaming Commission, which will make the final licensing decision in its discretion. We have indicated that our construction of the downtown St. Louis facility is contingent on either the approval of our County proposal or governmental assurance that no additional license is likely to be issued in the market area over the next several years.

•	Experienced Management Team

Our executive and property-level management teams, led by Daniel R. Lee and Wade W. Hundley, have extensive industry experience and an established record of developing, acquiring, integrating and operating gaming facilities. Mr. Lee, formerly the Chief Financial Officer and Senior Vice President-Development of Mirage Resorts, became our Chief Executive Officer and Chairman of the Board on April 10, 2002. Mr. Hundley, formerly the Executive Vice President in the Office of the CEO of Harveys Casino Resorts, became our Executive Vice President and Chief Operating Officer in September 2001. Prior to his position at Harveys, Mr. Hundley was a principal at Colony Capital, which then owned Harveys. In addition, since the beginning of 2002 we have appointed John A. Godfrey as Senior Vice President and General Counsel and Stephen H. Capp as Executive Vice President and Chief Financial Officer. Mr. Godfrey has had extensive experience in gaming law, having served as a name partner in two law firms since 1984 and senior positions in the Gaming Division of the Nevada Attorney General’s Office from 1981 to 1984. Mr. Capp was a Managing Director of Bear, Stearns & Co. Inc. from 1999 to January 2003.

Since joining the Company, our management team has focused on improving operations and reducing overhead. Further, our management team is continuously evaluating opportunities to increase efficiency and productivity that we believe will lead to improvements in EBITDA margins in future periods, including reducing our staffing levels by over 9% in 2003.

New Developments and Expansion Projects

We believe opportunities for growth exist through several ongoing initiatives.

Lake Charles.    We have started to build an approximately $325 million (including capitalized interest and pre-opening costs) dockside riverboat casino resort in Lake Charles, Louisiana. As of December 31, 2003, approximately $33.2 million of this amount had been spent. We commenced construction in early September 2003 and anticipate completion of the project in the Spring of 2005. Lake Charles is the closest significant gaming market to the Houston, Austin and San Antonio metropolitan areas. We expect that our resort will feature approximately 700 guest-rooms (including four villas, 41 suites and 59 junior suites), several restaurants, approximately 28,000 square feet of meeting space, a championship golf course designed by Tom Fazio, an expansive outdoor pool area, retail shops and a full-service spa. Unlike most other riverboat casinos, our Lake Charles casino will be entirely on one level and surrounded on three sides by the hotel facility, providing convenient access to approximately 1,500 slot machines and 60 table games. We believe our Lake Charles resort will be larger, and offer more amenities, than any other resort in the southwest Louisiana/east Texas market upon its expected completion.

Issuance of the gaming license from the Louisiana Gaming Control Board is subject to continued compliance with certain conditions finalized with the Gaming Control Board in November 2001. See “Risk Factors—We could lose our right to pursue the Lake Charles resort if we fail to meet the conditions imposed by the Louisiana Gaming Regulators.”

We have entered into a lease with the Lake Charles Harbor and Terminal District for 227 acres of unimproved land upon which the Lake Charles resort development will be constructed. The lease calls for annual payments of $835,600, commencing upon opening of the resort complex, with a minimum annual increase thereafter of 5%. The lease has an initial term of 10 years, commencing on the opening of the resort casino, with six renewal options of 10 years each. In addition, we have entered into an option to lease an additional 75 acres of unimproved land adjacent to the 227 acres. The lease option is for a one-year period and currently expires on August 15, 2004, with two remaining one-year renewal options, at a cost of $37,500 per option period. The terms of the lease, if the option is exercised, would be substantially similar to the terms of the lease for the 227 acres. Our resort site is along the south shore of the lake, directly off Interstate 210 and approximately the same distance from Texas as the two competing riverboat casinos. The south shore of Lake Charles has the advantage of not being an industrial area and the disadvantage of being along Interstate 210 rather than Interstate 10. Interstate 10 is a major east-west interstate highway, looping from Texas to Florida around the Gulf of Mexico and, according to the Louisiana Department of Transportation, carried an estimated 44,000 cars per day through the Lake Charles area during 1998. Interstate 210 is an urban loop highway that connects with Interstate 10 both east and west of the south shore of Lake Charles. The lake lies between I-10 and I-210. Estimated traffic counts on Interstate 210 were approximately 30,000 cars per day during 2001.

The 227 acres we have leased and the additional 75 acres of unimproved land we have under option to lease allow us considerable flexibility to design attractive amenities into our project, including an 18-hole golf course. We also have enjoyed the advantage of designing the first riverboat casino to be built since the law was modified to permit dockside gaming. This allows us to build a casino that is more spacious, on a single level, and better integrated with restaurants and other amenities than most traditional riverboats that were designed for cruising operations.

We have entered into a contract for construction services for a substantial portion of the construction of the Lake Charles resort, excluding the vessel containing the casino, for a guaranteed maximum price. The guaranteed maximum price is $145,000,000 (subject to various contingent adjustments, exclusions and allowances).

The construction contract, as amended, provides that the contractor shall achieve substantial completion of its work not later than 18 months from the date of commencement of construction. Under the construction contract, the contractor is required to obtain a performance and payment bond in the amount of $145,000,000, covering its performance of the contract documents and the payment of all obligations arising under the construction contract documents.

Although we have determined the overall scope and general design of the project, not all of the plans and specifications for the construction components that are the subject of the guaranteed maximum price contract have been finalized. Potential increases in the guaranteed maximum price, and extensions of the deadline for completion of construction, may be based on, among other circumstances: changes in the architect-prepared design documents or deficiencies in those design documents; changes requested or directed by us in the scope of the work to be performed under the construction contract; delays caused by us; deviations from the assumptions provided in the construction contract and natural disasters and other force majeure events.

If the contractor fails to achieve substantial completion of the work on or before sixty days from the required date of substantial completion (which date is subject to changes in certain circumstances), the contractor is required to pay us liquidated damages. There is a cap of $1.9 million on the total liquidated damages payable by the contractor for its failure to achieve substantial completion.

We have also entered into a vessel construction contract with a shipbuilder for construction services for the single level paddle wheel casino vessel portion of the Lake Charles resort, for a lump sum price of $40,250,000 (subject to certain exceptions). The vessel construction contract requires us to pay the builder an initial payment of fifteen percent of the total price, with interim payments thereafter.

The vessel construction contract provides that the builder shall complete the vessel on or before 487 days after the initial payment to the builder. Under the vessel construction contract, the builder is required to obtain a performance and payment bond covering its performance of the vessel construction contract and the payment of all obligations arising under the vessel construction contract.

Potential increases in the price, and/or extensions of the deadline for delivery of the vessel could occur because of, among other circumstances: changes in the design documents and specifications of the vessel; delays caused by us; changes required by the United States Coast Guard; and force majeure events.

If the contractor fails to complete all work on the vessel and deliver it on or before thirty days from the required delivery date (which date is subject to changes in certain circumstances), we may deduct from the delivery payment to the builder under the vessel construction contract liquidated damages. There is a $900,000 cap on the total liquidated damages that may be assessed against the builder for its failure to achieve completion and delivery of the vessel.

We have entered into a Cooperative Endeavor Agreement with the City of Lake Charles, Calcasieu Parish and the Lake Charles Harbor and Terminal District requiring us to make infrastructure improvements, including, among other things, a road extension (construction of which began in July 2003) and utility improvements, and pay non-specific impact fees, which, collectively, are expected to approximate $11,400,000 ($1,200,00 of which was paid in April 2003).

Belterra Casino Resort.    In February of 2003, we commenced construction on a $37 million Belterra hotel tower expansion that will add 300 guest-rooms, for a total of 608 rooms, and will also give the property approximately 33,000 square feet of meeting and conference space, a year-round swimming pool and other amenities. We believe the new hotel tower expansion will accommodate the excess demand that cannot be accommodated in the existing 308 guest-room tower, enhance Belterra’s status as a regional resort and leverage the property’s existing infrastructure, including its casino and other facilities. We expect to complete construction in the Spring of 2004.

St. Louis, Missouri.    In October 2003, we completed the acquisition of almost 4.0 acres of vacant land in downtown St. Louis, Missouri, for approximately $3,600,000. The property is within 1,000 feet of the Mississippi River and immediately adjacent to a 3.3-acre parcel of vacant land we already own.

On January 15, 2004, at the conclusion of a competitive process, the City of St. Louis Authorities selected us to negotiate a development agreement based on our proposal for an approximately $208 million casino and luxury hotel development in downtown St. Louis at Laclede’s Landing. We are currently in the process of negotiating the development agreement. The project would be located on the approximately 7.3 acres of land we own directly across from the Edward Jones domed stadium and America’s Center convention center and near the Mississippi River and the main downtown business area.

In November 2003, we also submitted a development proposal to St. Louis County for an approximately $300 million casino complex to be located in the County just south of the City’s boundary. The County is scheduled to make its selection decision in mid-February 2004, which will also be determined in a competitive process. We are one of the two finalists in that selection process. We have indicated that our construction of the downtown St. Louis facility is contingent on either the approval of our County proposal or governmental assurance that no additional license is likely to be issued in the market area over the next several years.

In each case, the Missouri Gaming Commission will make the final decision in its discretion on whether to allow any of the projects to proceed and to whom to issue one or more gaming licenses in the St. Louis market based in part on the decisions of the City of St. Louis Authorities and the representative authorities of the County. If the Missouri Gaming Commission ultimately were to approve us for either or both development opportunities, we anticipate that construction would begin in late 2005 or early 2006, after the scheduled opening of our Lake Charles resort. We cannot assure you that we will ultimately be selected for the County project, or that we will ultimately be approved for either project by the Missouri Gaming Commission and other relevant governmental authorities, or that we will be able to raise sufficient financing for either or both projects.

Competition

The competitive environment of each of our properties is described further below.

Boomtown New Orleans—New Orleans Market.    We operate the Boomtown New Orleans property in Harvey, Louisiana, across the Mississippi River and approximately 10 miles from downtown New Orleans. Boomtown New Orleans competes with two other dockside riverboat casinos and the Harrah’s Jazz land-based casino and entertainment facility in downtown New Orleans. The Harrah’s Jazz casino has more than 3,600 gaming positions compared with the dockside operators, which are statutorily limited to approximately half that size. For the twelve months ended November 30, 2003, according to the Louisiana Gaming Control Board, gaming revenues grew 2.2% over the prior twelve months, to $565.0 million, in the New Orleans market, of which 49.8% was accounted for by Harrah’s Jazz and 19.8% by Boomtown New Orleans. Boomtown New Orleans is the only casino on the “West Bank” of the Mississippi River and there are a limited number of bridges across the river, which we believe provides us with a competitive advantage among West Bank residents. Recently-passed state legislation will permit, subject to a local option referendum, the introduction of 300 slot machines initially, which may be increased under certain circumstances to as many as 700 slot machines, at the Fair Grounds racetrack in New Orleans. The Fair Grounds racetrack is located on the east side of the river and is approximately 20 miles from our Boomtown New Orleans property.

Belterra Casino Resort—Ohio River Valley Market.    Belterra competes with four other dockside riverboats. According to the Indiana Gaming Commission, gross gaming revenues for the twelve months ended November 30, 2003, from the five riverboats in this market grew 8.0% over the prior twelve months, to $1.07 billion. Belterra grew its gaming revenues by 14.0% during the same period. Although there are no legal limitations as to the size of the riverboats operated by each licensee, current Indiana law does not permit any additional casinos to be built along the Ohio River. State law was, however, recently amended to permit a casino operation in the town of French Lick, Indiana, which is between Louisville and Indianapolis, approximately 95 miles from Belterra.

The principal cities in the region are Cincinnati, Ohio and Louisville, Kentucky, which are also along the Ohio River, just to the east and southwest of Indiana, respectively. One of our major competitors is in a county that abuts Ohio and is very close to Cincinnati. Our third competitor is in the county nearest Louisville. Our location, and the location of the fourth casino operator, is midway between the two cities.

The principal highway in the area is Interstate 71, which links Cincinnati to Louisville, passing principally through northern Kentucky. Most of our customers travel to us along Interstate 71, taking secondary roads the last few miles, crossing the Ohio River on a nearby bridge into Indiana.

The casinos in counties closest to the population centers are major facilities catering primarily to the local population who want to gamble and do not require an overnight stay and the associated amenities. Our property, which opened in October 2000, was designed to cater to both overnight and non-overnight clientele, offering 308 first-class guest-rooms, a large showroom and an 18-hole championship golf course designed by Tom Fazio. We have found that demand for our guest-rooms is very high, but our distance from the population centers has resulted in less non-overnight business than was anticipated. As a result, our guest-rooms operate at high occupancy, but our casino, our showroom and our restaurants operate at significantly lower volumes than similar offerings at competing facilities. Our planned guest-room hotel tower expansion at Belterra is designed to take advantage of the excess demand for overnight accommodations at the property and the excess capacity in its casino, restaurants and other amenities.

Boomtown Bossier City—Bossier City/Shreveport Market.    We operate our Boomtown Bossier City property in the Bossier City/Shreveport market. According to the Louisiana Gaming Control Board, gaming revenues in the Bossier City/Shreveport region were $820.6 million for the twelve months ended November 30, 2003, essentially flat compared to the prior twelve month period. Boomtown Bossier City grew its gaming revenue by approximately 1.4% for the same period. The market currently consists of five dockside riverboat casino hotels, including Boomtown, which is the smallest based on the number of guest-rooms. A racetrack located approximately eight miles east of Boomtown Bossier City recently added approximately 900 slot machines in mid-2003. The racetrack is currently building a larger, free-standing slot-only casino, with approximately 1,500 slot machines, currently scheduled to open in May 2004. Current state regulations do not permit table games at this facility. Finally, a different competitor recently opened a $50 million expansion, including guest-rooms, a restaurant and other amenities. The principal market for casinos in the Bossier City/Shreveport area is the Dallas/Fort Worth metropolitan and east Texas area. In mid-2003, a Native American casino opened in Oklahoma, approximately one hour north of Dallas, providing competition for the Bossier City/Shreveport casinos. The Bossier City/Shreveport region also has a significant local population.

Casino Magic Biloxi—Gulf Coast Market.    We operate Casino Magic Biloxi in the Mississippi Gulf Coast market. According to the Mississippi Gaming Commission, the Gulf Coast market generated gaming revenues of $1.18 billion for the twelve months ended November 30, 2003, essentially flat compared to the prior twelve month period. Casino Magic’s gaming revenue fell by approximately 4.1% in the same twelve month period. A competing casino located near the Casino Magic Biloxi property has announced an expansion project, including guest-rooms, a restaurant and other amenities. Completion is expected in late 2004 or early 2005. In addition, another competitor plans to commence construction of a new facility in the immediate future.

The principal markets for the Mississippi Gulf Coast region are the nearby cities of Mobile, Alabama; Pensacola and Tallahassee, Florida; the interior areas of the South, whose residents visit the Mississippi Gulf Coast to escape the Summer heat; and the numerous other cities of central and northern Florida, for whom the Mississippi Gulf Coast also offers the closest casinos.

The nearby city of New Orleans is also a significant market for the Mississippi Gulf Coast, even though New Orleans has its own casinos. The State of Mississippi opted to legalize casinos in a fashion similar to Nevada and New Jersey, where tax rates are lower, but there is no limit as to the number of casinos. Such states therefore have a greater number of casinos, with most of such casinos offering more extensive accommodations and food, beverage, entertainment and other amenities than many of the casinos in jurisdictions where tax rates are high and the number of casinos is limited. Many New Orleans residents prefer to drive the short distance to Mississippi to enjoy the greater amenities offered along the Mississippi Gulf Coast as an alternative to the casinos available in New Orleans itself.

Boomtown Reno—Reno Market.    Reno’s gaming market is primarily a drive-in market that attracts visitors from northern California. In March 2000, California voters passed Proposition 1A, a ballot initiative that allows Native American groups to conduct various gaming activities, including slot machines, house-banked card games and lotteries. Each Native American group in California may operate slot machines, and up to two gaming facilities may be operated on any one reservation. The number of machines each group is allowed to operate is subject to change pursuant to negotiations which have been initiated between the tribes and the State of California.

Some Native American groups have established large-scale hotel and gaming facilities in California. This includes the new $215 million casino along Interstate 80 near Sacramento, which opened on June 9, 2003 and is expected to be completed in stages. There is also a new approximately $150 million resort casino near Fresno, which opened in the middle of 2003. These casinos are significantly closer to several primary feeder markets than is our Boomtown Reno property. Numerous other Native American groups are at various stages of planning new or significantly expanded facilities in the northern California area, and a voter initiative has been proposed in California that, under certain circumstances, would legalize slot machines at certain California racetracks and card clubs.

These casinos have placed and will continue to place additional competitive pressure on the Reno gaming industry. According to the Nevada Gaming Commission, the Reno gaming market generated gaming revenues of approximately $1.06 billion for the twelve months ended November 30, 2003, a 2.9% decrease compared to the prior twelve month period. Boomtown Reno’s gaming revenue decreased by approximately 10.5% in the same twelve month period, and by approximately 11.6% in the period from the opening of certain Native American casinos in mid-2003 through September 30, 2003 compared to the corresponding 2002 period. Boomtown Reno contributed approximately 17.3% and 16.2% of our net revenues in the year ended December 31, 2002 and the nine months ended September 30, 2003, respectively.

Casino Magic Argentina—Province of Neuquen Market.    Our current concession agreement with the Province of Neuquen provides for our exclusive operation of casinos within the Province and within approximately 33 miles of our facilities. In the Province of Rio Negro, immediately adjacent to the Province of Neuquen, there is a casino approximately 10 miles from Casino Magic Argentina’s Neuquen operations.

Hollywood Park/Crystal Park—California Market.    In California, we lease the Hollywood Park-Casino and the Crystal Park Casino (both of which are California card clubs) under year-to-year leases to a third party operator. The Hollywood Park-Casino and the Crystal Park Casino face significant competition from other card club casinos in neighboring cities, as well as competition from other forms of gaming around southern California, including horse racing and Native American gaming. Although we do not operate these card club casinos, the operator, who is our lessee, is affected by local market conditions. In 2001, we reduced the rent that the operator pays on the Crystal Park Casino.

Lake Charles Market.    The principal market for the Lake Charles area is the City of Houston, with a population of 4.5 million located approximately 143 miles or an approximate two-hour drive away. The local market in Lake Charles is comprised of the Lake Charles/Sulphur area with a population base of 72,000 people, and the Port Arthur and Beaumont areas with a combined population of 385,000 people. Houston is comparable in population to Dallas/Ft. Worth, but is located significantly closer to Lake Charles than Dallas/Ft. Worth is to Shreveport/Bossier (a two-hour vs. three-hour drive). We believe that the potential customer draw to the Lake Charles market is significantly larger than that of Shreveport/Bossier, even though the current gaming revenues of the Shreveport/Bossier market are believed to exceed those of Lake Charles. In addition, Lake Charles is the closest gaming alternative for the Austin and San Antonio markets, each less than five hours away. These two cities have a combined population of approximately two million people and are comparable in distance from Lake Charles as the highly populated areas of southern California are from Las Vegas.

The Lake Charles gaming market currently consists of four properties, including two dockside riverboat casinos (each operating two boats at each of their respective locations); a large land-based Native American casino; and a nearby racetrack that offers slot machines. According to the Louisiana Gaming Control Board, gaming revenue for the Lake Charles market was $442 million in 2002, an increase of 19% over the prior year. Such published results do not include the gaming revenues of the Native American casino, which results are generally not available. We believe this Native American property to be the largest casino operation in the market even though it is approximately 50 miles further from Houston than the other Lake Charles facilities.

Two competitors operate riverboat casinos built in an industrial area along Interstate 10 along the north shore of Lake Charles. Each of these competitors previously operated two cruising riverboats at their sites to provide extra capacity and to increase the likelihood that a riverboat would be available for boarding upon a customer’s arrival. In 2001, Louisiana law was amended to permit the riverboat casinos in Lake Charles to remain dockside. Although this alleviated the inconveniences of limited boarding periods, the integration of riverboat casinos designed for cruising with the other land-based amenities is not as customer-friendly as most land-based casinos. Both operators of the existing Lake Charles riverboat complexes have currently opted to keep their second boats adjacent to their first boats. These two casino operations offer hotels, one with 493 guest-rooms and the other with 264 guest-rooms.

In 1995, a Native American group in conjunction with a major casino operator opened a land-based casino complex on its reservation approximately one hour east of Lake Charles. Although it is further from Texas than the Lake Charles riverboat facilities, the Native American casino offers more extensive amenities than its competitors in the market. Although revenue data of the Native American casino is not provided by the group or any other authority, we believe the casino garners approximately half of the market’s total casino revenues. The Native American casino also has the competitive advantage of not having to pay gaming taxes to the State of Louisiana.

In February 2002, a major casino operator opened a slots-only casino in conjunction with a thoroughbred racetrack. This land-based facility is approximately 15 minutes closer to Texas than the existing riverboat casinos and over one hour closer than the Native American casino. The racetrack cannot offer table games under its enabling legislation.

General.    While we believe that we have been able to adequately compete in these markets to date, increasing competition may adversely affect our gaming operations in the future. We believe that increased legalized gaming in other states, particularly in areas close to our existing gaming properties, such as in Alabama, Arkansas, California, Kentucky, Ohio, Oklahoma or Texas, could create additional competition for us and could adversely affect our operations.

Operations and Other Assets Sold

Boomtown Biloxi.    We sold Boomtown Biloxi, a dockside gaming facility located in Biloxi, Mississippi, in August 2000. We granted the buyer a royalty-free license to use the “Boomtown” name and trademark for the Biloxi location only.

Casino Magic Bay St. Louis.    We sold Casino Magic Bay St. Louis, a dockside gaming facility with a hotel and golf course, located in Bay St. Louis, Mississippi, in August 2000. We granted the buyer a royalty-free license to use the “Casino Magic” name and trademark for its Bay St. Louis location only.

Turf Paradise Race Track.    We sold our Turf Paradise race track, located in Phoenix, Arizona, in June 2000.

Hollywood Park Race Track and Hollywood Park-Casino.    We sold the Hollywood Park Race Track, at which we conducted live thoroughbred racing meets, and the adjacent Hollywood Park-Casino, located in Inglewood, California, in September 1999. As part of the transaction, the Hollywood Park-Casino was then leased back to us.

Yakama.    In 1998, we loaned approximately $9.6 million to the Yakama Tribal Gaming Corporation to construct the Legends Casino in Yakima, Washington. The Yakama Tribal Gaming Corporation gave us a promissory note for the $9.6 million.

In June 2001, the Yakama Tribal Gaming Corporation prepaid the outstanding amounts under the promissory note (approximately $6.3 million at such time) and also paid us approximately $2.2 million to terminate certain related lease agreements. After deductions for receivables through June 30, 2001, and certain closing costs, our pre-tax gain from the transaction, recorded in the second quarter of 2001, was approximately $639,000. Upon prepayment of the promissory note and termination of the related lease agreements, we ceased to receive interest income and cash flow participation income under the sublease.

Properties

The following describes our principal real estate properties:

Continuing Properties

Pinnacle Entertainment, Inc.    We lease approximately 14,000 square feet for our corporate offices in Las Vegas, Nevada under a lease agreement that expires in October 2005, with renewal options through 2011.

Boomtown New Orleans.    We own approximately 54 acres in Harvey, Louisiana, which are utilized by Boomtown New Orleans. We own the facilities and associated improvements at the property, including the riverboat casino.

Casino Magic Biloxi.    Casino Magic Biloxi is located on approximately 10.6 acres, of which 5.5 acres we own and approximately 5.1 acres we lease. Our leases expire on June 2, 2008, and we have options to extend the terms of each lease for 15 additional five-year periods. We also lease approximately 6.4 acres of submerged tidelands from the State of Mississippi. The tidelands are under a lease that expires on May 31, 2008; rent on this lease will be determined by appraisal. We own the dockside casino and all of the land-based facilities, including the hotel.

Boomtown Reno.    We own 569 acres in Reno, Nevada, with current operations presently utilizing approximately 61 acres. We may eventually seek to sell such excess acreage to interested developers or investors. We own all of the improvements and facilities at the property, including the casino, hotel, truck stop, recreational vehicle park and service station, along with related water rights and sewage treatment plant.

During 2002, the property was annexed into the City of Reno, Nevada, which will allow the facility to be connected to the City of Reno’s municipal sewer system. Currently, development of the additional acreage is restricted by the existing sewage treatment plant. The City of Reno has contracted the design for the extension of the municipal sewer line to Boomtown. It is anticipated the sewer line will be completed in 2004.

We also own 290 acres in the hills outside Reno, Nevada, which are “in-holdings” in federal land.

Boomtown Bossier City.    We own 23 acres on the banks of the Red River in Bossier City, Louisiana. The property contains a dockside riverboat casino, hotel, parking structure and other land-based facilities, all of which we own. We also lease approximately one acre of water bottoms from the State of Louisiana pursuant to a lease due to expire in September 2006.

Belterra Casino Resort.    Belterra is located on approximately 315 acres in Switzerland County, Indiana, of which we own 167 acres and we lease 148 acres. In October 1999, we acquired the Ogle Haus Inn, a 54 guest-room hotel operation in nearby Vevay, Indiana, for $2.5 million. We utilized the facility principally for Belterra’s pre-opening operations. Currently, the Ogle Haus is used primarily for overflow capacity for Belterra during peak visitation periods.

Casino Magic Argentina.    We operate three casinos in southern Argentina, in the city of Neuquen and the region of San Martin de los Andes in leased facilities. In 2001, we acquired approximately 20 acres in the city of Neuquen, which the Company intends to use as a site for a new casino facility.

Hollywood Park-Casino.    Upon the sale of the Hollywood Park-Casino to Churchill Downs, we entered into a ten-year leaseback agreement with Churchill Downs, and immediately subleased the facility under a year-to-year lease to an unaffiliated third party tenant who operates the card club casino. Our current lease from Churchill Downs expires September 9, 2009. We have an option to lease the facility for an additional ten years at the current rent, as adjusted for increases in the consumer price index. The Hollywood Park-Casino contains approximately 30,000 square feet of card club gaming space and 30,000 square feet of retail and restaurant space. It is located approximately 3.5 miles from the Los Angeles International Airport (LAX).

Crystal Park Casino.    We own the 20 acres on which the casino facility, adjoining hotel and parking are located, near the junction of Interstate 710 and California highway 91 in the area of Los Angeles, California. We own the Crystal Park Casino and lease it on a year-to-year basis to an affiliate of the card club operator that leases and operates the Hollywood Park-Casino. The Crystal Park Casino contains approximately 40,000 square feet of gaming and banquet space with 14 gaming tables. The adjoining hotel contains 238 rooms, including 36 suites.

Lake Charles, Louisiana.    We lease 227 acres of unimproved land from the Lake Charles Harbor and Terminal District upon which the Lake Charles resort development is being constructed. The lease calls for annual payments of $835,600 commencing upon opening of the resort complex with increases for inflation thereafter, subject to a maximum annual increase of 5%. The lease has an initial term of ten years, commencing on the opening of the resort casino, with six renewal options of ten years each. In addition, we entered into a Cooperative Endeavor Agreement with the City of Lake Charles, Calcasieu Parish and the District requiring us to make infrastructure improvements, including, among other things, a road extension and utility improvements, and pay non-specific impact fees, which, collectively, are expected to approximate $11.4 million. We have included such obligations in the $325 million project budget. In 2002, we also entered into an option to lease an additional 75 acres of unimproved land adjacent to the 227 acres. The one year lease option currently expires on August 15, 2004, with two remaining one-year renewal options. The terms of the lease, if the option is exercised, would be substantially similar on a per acre basis to the terms of the lease for the 227 acres.

Land in St. Louis, Missouri.    We own approximately 7.3 acres of contiguous land in downtown St. Louis, Missouri near the America’s Center convention center. See “—New Developments and Expansion Projects—St. Louis, Missouri” for a discussion of the two development proposals we submitted to the City of St. Louis and St. Louis County.

Warehouse Leases.    We lease warehouse space at various locations near our operating properties for various operating purposes.

Properties and Assets Held For Sale

Our assets held for sale at September 30, 2003 consist primarily of 97 acres of surplus land in Inglewood, California.

In 2002, we entered into an agreement to sell 37 of these acres for $22,200,000 in cash to a regional homebuilder. As of January 15, 2004, the homebuilder had paid us non-refundable cash deposits of an aggregate of $1,050,000 towards the purchase price for extensions of time through February 29, 2004. The close of escrow is subject to the buyer obtaining the necessary entitlements to develop the land as planned. In addition, the buyer has the right to extend the close of escrow to as late as March 31, 2004 by making additional non-refundable deposits. While the transaction continues to proceed towards closing, we cannot assure you that the sale will be completed on a timely basis, or at all.

We had an agreement to sell the remaining 60 acres for $36,000,000 in cash, but the buyer did not close the transaction in a timely manner. We and the buyer have been unable to reach agreement with respect to an extension of the closing date and the agreement has been terminated. We continue to hold these 60 acres for sale and are actively pursuing other sale options.

Employees

The following is a summary of our employees by property at December 31, 2003:

Property	Full-time Staff (approx.)
Boomtown New Orleans	988
Belterra	1,130
Boomtown Bossier City	983
Casino Magic Biloxi	1,032
Boomtown Reno	873
Casino Magic Argentina	306
Corporate	60

Total	5,372

We do not employ the staff at the Hollywood Park-Casino or the Crystal Park Casino. Additionally, during busier summer periods, each casino property supplements its staff with part-time employees.

Legal Proceedings

Astoria Entertainment Litigation.    In November 1998, Astoria Entertainment, Inc. filed a complaint in the United States District Court for the Eastern District of Louisiana. Astoria, an unsuccessful applicant for a license to operate a riverboat casino in Louisiana, attempted to assert a claim under the Racketeer Influenced and Corrupt Organizations Act (“RICO”), seeking damages allegedly resulting from its failure to obtain a license. Astoria named several companies and individuals as defendants, including Hollywood Park, Inc. (the predecessor to Pinnacle Entertainment), Louisiana Gaming Enterprises, Inc. (“LGE”), a wholly-owned subsidiary of Pinnacle Entertainment, and an employee of Boomtown, Inc. The Company believed the claims had no merit and, indeed, in February 1999 Astoria voluntarily dismissed its claims against Hollywood Park, LGE, and the Boomtown employee.

On March 1, 2001, Astoria amended its complaint, adding new claims and renaming Boomtown, Inc. and LGE as defendants. Astoria asserted that the defendants (i) conspired to corrupt the process for awarding licenses to operate riverboat casinos in Louisiana, (ii) succeeded in corrupting the process, (iii) violated federal and Louisiana antitrust laws, and (iv) violated the Louisiana Unfair Trade Practices Act. Astoria asserted that it would have obtained a license to operate a riverboat casino in Louisiana, but for these alleged improper acts. On August 21, 2001, the court dismissed Astoria’s federal claims with prejudice and its state claims without prejudice. Boomtown, Inc. and LGE appealed on the grounds that the state claims should have been dismissed with prejudice. While the cross-appeal by Boomtown, Inc. and LGE was pending, in May 2002, Astoria refiled its state claims in the Civil District Court for the Parish of Orleans, Louisiana. Boomtown, Inc. and LGE subsequently filed a Motion to Dismiss the refiled state law claims. On January 7, 2003, the Fifth Circuit Court of Appeals affirmed the federal district court’s decision dismissing without prejudice. A hearing in state court on the Motion to Dismiss Astoria’s refiled state law claims was held on October 24, 2003 before the Civil District Court for the Parish of Orleans, Louisiana. While the Company cannot predict the outcome of this litigation, management intends to defend it vigorously.

Poulos Lawsuit.    A class action lawsuit was filed on April 26, 1994, in the United States District Court, Middle District of Florida (the “Poulos Lawsuit”), naming as defendants 41 manufacturers, distributors and casino operators of video poker and electronic slot machines, including Casino Magic. The lawsuit alleges that the defendants have engaged in a course of fraudulent and misleading conduct intended to induce people to play such games based on false beliefs concerning the operation of the gaming machines and the extent to which there is an opportunity to win. The suit alleges violations of RICO, as well as claims of common law fraud, unjust enrichment and negligent misrepresentation, and seeks damages in excess of $6 billion. On May 10, 1994, a second class action lawsuit was filed in the United States District Court, Middle District of Florida (the “Ahern Lawsuit”), naming as defendants the same defendants who were named in the Poulos Lawsuit and adding as defendants the owners of certain casino operations in Puerto Rico and the Bahamas, who were not named as defendants in the Poulos Lawsuit. The claims in the Ahern Lawsuit are identical to the claims in the Poulos Lawsuit. Because of the similarity of parties and claims, the Poulos Lawsuit and Ahern Lawsuit were consolidated into one case file (the “Poulos/Ahern Lawsuit”) in the United States District Court, Middle District of Florida. On December 9, 1994 a motion by the defendants for change of venue was granted, transferring the case to the United States District Court for the District of Nevada, in Las Vegas. In an order dated April 17, 1996, the court granted motions to dismiss filed by Casino Magic and other defendants and dismissed the complaint without prejudice. The plaintiffs then filed an amended complaint on May 31, 1996 seeking damages against Casino Magic and other defendants in excess of $1 billion and punitive damages for violations of RICO and for state common law claims for fraud, unjust enrichment and negligent misrepresentation.

At a December 13, 1996 status conference, the Poulos/Ahern Lawsuit was consolidated with two other class action lawsuits (one on behalf of a smaller, more defined class of plaintiffs and one against additional defendants) involving allegations substantially identical to those in the Poulos/Ahern Lawsuit (collectively, the “Consolidated Lawsuits”) and all pending motions in the Consolidated Lawsuits were deemed withdrawn without prejudice. The plaintiffs in the Consolidated Lawsuits filed a consolidated amended complaint on February 14, 1997, which the defendants moved to dismiss. On December 19, 1997, the court granted the defendants’ motion to dismiss certain allegations in the RICO claim, but denied the motion as to the remainder of such claim; granted the defendants’ motion to strike certain parts of the consolidated amended complaint; denied the defendants’ remaining motions to dismiss and to stay or abstain; and permitted the plaintiffs to substitute one of the class representatives. On January 9, 1998, the plaintiffs filed a second consolidated amended complaint containing claims nearly identical to those in the previously dismissed complaints. The defendants answered, denying the substantive allegations of the second consolidated amended complaint. On June 21, 2002, the court denied plaintiffs’ motion for class certification. On July 11, 2002, the plaintiffs’ filed a petition for permission to appeal the court’s denial of the plaintiffs’ motion for class certification. On August 15, 2002, the United States Court of Appeals for the Ninth Circuit granted plaintiffs’ petition. On August 23, 2002, the plaintiffs filed their notice of appeal with the U.S. District Court for the District of Nevada. On or about April 30, 2003, the plaintiffs filed their opening brief on appeal. Defendants’ answering brief was filed on September 18, 2003. The plaintiff’s reply brief was filed on October 20, 2003. Oral argument was heard on January 15, 2004 and a decision is pending.

The claims are not covered under the Company’s insurance policies. While the Company cannot predict the outcome of this action, management intends to defend it vigorously.

Casino Magic Biloxi Patron Incident.    On January 13, 2001, three Casino Magic Biloxi patrons sustained injuries as a result of an assault by another Casino Magic Biloxi patron, who then killed himself. Several other patrons sustained injuries while attempting to exit the casino. On August 1, 2001, two of the casino patrons injured during the January 13, 2001 incident filed a complaint in the Circuit Court of Harrison County, Mississippi, Second Judicial District. The trial is now set for February 9, 2004. The complaint alleges that Biloxi Casino Corp. failed to exercise reasonable care to keep its patrons safe from foreseeable criminal acts of third persons and seeks unspecified compensatory and punitive damages. The plaintiffs filed an amended complaint on August 17, 2001. The amended complaint added an allegation that Biloxi Casino Corp. violated a Mississippi statute by serving alcoholic beverages to the perpetrator who was allegedly visibly intoxicated and that Biloxi Casino Corp.’s violation of the statute was the proximate cause of or contributing cause to plaintiffs’ injuries. One of the three shooting victims recently alleged that her injuries from the initial incident caused her to suffer additional substantial damage in a subsequent car wreck. Each of the shooting victims alleges permanent total or permanent partial disability.

On March 20, 2002, the third injured victim filed a subsequent complaint in the Circuit Court of Harrison County, Mississippi, Second Judicial District. The allegations in the complaint are substantially similar to those contained in the August 1, 2001 lawsuit. No trial date has been set for the subsequent suit. There is also one pending claim for post traumatic stress arising from the shooting incident (as to which no lawsuit has been filed).

While the Company cannot predict the outcome of these actions, the Company, together with its applicable insurers, intends to defend them vigorously.

Wage and Hour Dispute.    A class action lawsuit was filed on March 11, 2003, in Los Angeles Superior Court, naming as defendants certain entities related to the Hollywood Park facility, including the Company. The lawsuit, filed by one plaintiff on behalf of himself and a purported class of non-exempt “Hollywood Park Casino Food and Beverage Department Employees,” alleges violations of wage and hour laws and tort claims to recover wages and punitive damages for work allegedly performed during meal periods without compensation. The case was dismissed as to the Company on October 14, 2003.

Actions by Greek Authorities.    In 1995, a subsidiary of Casino Magic Corp., Casino Magic Europe B.V. (“CME”), performed management services for Porto Carras Casino, S.A. (“PCC”), a joint venture in which CME had a minority interest. Effective December 31, 1995, CME, with the approval of PCC, assigned its interests and obligations under the PCC management agreement to a Greek subsidiary, Casino Magic Hellas S.A. (“Hellas”). Hellas issued invoices to PCC for management fees that accrued during 1995, but had not been billed by CME.

In September 1996, local Greek tax authorities in Thessaloniki assessed a penalty of approximately $3.5 million against Hellas, and an equal amount against PCC, arising out of the presentation and payment of the invoices. The Thessaloniki tax authorities asserted that the Hellas invoices were fictitious, representing an effort to reduce the taxable income of PCC.

The assessment of the fine against PCC was overturned by the Administrative Court of Thessaloniki on December 11, 2000. While Hellas’s appeal of its assessment was dismissed for technical procedural failures and has not been reinstated, Greek counsel has advised the Company that the rationale of the court in the PCC fine matter would bar enforcement of a fine levied against Hellas. On March 31, 2003, the Administrative Court of Appeals affirmed the Administrative Court of Thessaloniki’s decision to overturn the fine against PCC. The taxing authorities have not appealed such ruling.

In June 2000, Greek authorities issued a warrant to appear at a September 29, 2000 criminal proceeding to Marlin Torguson (a member of the Company’s board of directors and Chairman of the Board of CME in 1995) and Robert Callaway (former Associate General Counsel for the Company and, prior to its acquisition by the Company, CME’s General Counsel). They were convicted in absentia as being culpable criminally for corporate misconduct based solely on the issuance of invoices by Hellas to PCC and on their status as alleged executive board members of PCC. On April 10, 2003, the Court of Misdemeanors of Thessaloniki ruled in favor of Messrs.

Torguson and Callaway on appeal from the criminal proceeding and overturned their criminal convictions. The due date for filing an appeal to such ruling expired on October 1, 2003.

Shareholder Derivative Action.     On December 13, 2002, William T. Kelsey, an individual shareholder of the Company, filed a derivative lawsuit purportedly on behalf of the Company against the Company’s former Chairman R.D. Hubbard, former CEO and President Paul R. Alanis, current Chairman and CEO Daniel R. Lee, various other current and former directors of the Company, and named the Company as a nominal defendant. The lawsuit, brought in California Superior Court in Los Angeles County, alleges, among other things, breaches of fiduciary duty, negligence and mismanagement against all of the defendants and violations of the RICO Act by Mr. Hubbard in connection with the events surrounding a golf tournament held at the Company’s Belterra Casino Resort in June 2001. The complaint alleged that the Company was entitled to recover unspecified damages in excess of $10 million, plus exemplary, punitive and treble damages and that the shareholder plaintiff should recover fees and costs. The Company authorized a Special Committee of the Board of Directors, consisting of two independent directors, to perform an investigation and determine whether pursuit of the derivative lawsuit against the individual defendants was in the best interests of the Company and its shareholders.

On July 28, 2003, the Court approved an Agreement for Settlement of the derivative lawsuit which provides for, among other things (i) a payment to the Company by the D&O insurer for the Company and the individual defendants, (ii) payment of legal fees by the Company to counsel for the plaintiff, (iii) a payment by the Company to Mr. Kelsey and (iv) a separate agreement and Specific Mutual Release by and between the Company and R.D. Hubbard (the “Hubbard Settlement”). The payment received from the directors and officers liability insurance carrier offset the payments to the plaintiff, his counsel and related legal fees, as well as costs incurred by the Company. Pursuant to the Hubbard Settlement, Mr. Hubbard granted to the Company an Option to Purchase (the “Option”) all or a portion of certain of his shares of the Company at any time during the two years following the settlement, with the option price set at $10 per share in Year One and $15 per share in Year Two and agreed not to participate in a contest for control of the Company for a three-year period. The Company paid or reimbursed certain of Mr. Hubbard’s legal costs. On December 17, 2003, the Company exercised its right to purchase all of the 1,758,996 shares of the common stock of the Company subject to the Option, at a price of $10 per share. The Agreement for Settlement and the Hubbard Settlement were each subject to any applicable regulatory approvals, which have now been obtained. In connection with the final regulatory approval, the Company received net proceeds of $1,346,000 from the insurance carrier (after deducting for payments to the plaintiff and plaintiff’s counsel noted above), which resulted in a settlement benefit of $1,185,000 and $248,000 for the three and nine months ended September 30, 2003. The larger settlement benefit recorded in the three months ended September 30, 2003 is due to the recovery of costs incurred during the six months ended June 30, 2003. In addition, the Company recorded a benefit of $331,000 related to the reversal of a reserve established in 2002 for legal fees previously incurred that were paid by the insurance carrier as part of the final settlement. The Company does not anticipate further costs.

Alanis Suit.    On or about December 3, 2002, Paul Alanis, the Company’s former Chief Executive Officer and President and a former Company director, filed a lawsuit against the Company, R.D. Hubbard and Daniel R. Lee, claiming, among other things, wrongful termination and defamation and seeking unspecified compensatory and punitive damages. On February 10, 2003, the court granted the Company’s motion to send the matter to binding arbitration, with the exception of the defamation claims, and stayed the action pending completion of the arbitration. On December 29, 2003, the arbitrator granted summary judgment in favor of the Company and Mr. Hubbard. The arbitrator also determined that the Company and Mr. Hubbard were entitled to reimbursement from Mr. Alanis for their costs, expenses and attorneys’ fees. The Company’s legal fees incurred in this matter through December 31, 2003 were approximately $1.1 million. The trial on the defamation claims has been set for March 22, 2004. While the outcome of this action cannot be predicted, the Company and Mr. Lee intend to defend it vigorously.

Indiana State Tax Dispute.    The State of Indiana conducted a sales and use tax audit at our Belterra entity in 2001. In October 2002, the Company received a proposed assessment in the amount of $3,070,000 with respect to the Miss Belterra casino riverboat, including interest and a penalty. A protest was filed by the Company in December of 2002. On June 16, 2003, the Indiana Tax Court issued two favorable rulings for other taxpayers with claims similar to ours. While the court’s rulings and the similarity of the issues suggest that the Company would receive a similar result from that court, those rulings are currently being appealed by the state. The Company’s protest has been stayed pending the outcome of these appeals. The Company intends to pursue this matter vigorously.

Other.    The Company is party to a number of other pending legal proceedings, though management does not expect that the outcome of such proceedings, either individually or in the aggregate, will have a material effect on the Company’s financial results.

MANAGEMENT

Our executive officers and directors, and their respective ages and positions as of November 30, 2003 are as follows:

Name	Age	Position
Daniel R. Lee (a)	47	Chairman of the Board of Directors and Chief Executive Officer
John V. Giovenco (c), (d)	67	Director
Richard J. Goeglein	69	Director
Bruce A. Leslie	53	Director
James L. Martineau (b), (d)	63	Director
Michael Ornest (c)	45	Director
Timothy J. Parrott (a)	56	Director
Lynn P. Reitnouer (a), (b)	71	Director
Marlin F. Torguson	58	Director
Wade W. Hundley	38	Executive Vice President and Chief Operating Officer
Stephen H. Capp	41	Executive Vice President and Chief Financial Officer
John A. Godfrey	53	Senior Vice President, Secretary and General Counsel

(a)	Member of Executive Committee.
(b)	Member of Compensation Committee.
(c)	Member of Audit Committee.
(d)	Member of Nominating Committee.

Mr. Lee has been our Chairman of the Board of Directors and Chief Executive Officer since April 2002; owner of LVMR, LLC (developer of casino hotels) from 2001 to 2002; Chief Financial Officer and Senior Vice President of HomeGrocer.Com, Inc. (internet grocery service) from 1999 until the sale of the company in 2000; Chief Financial Officer, Treasurer and Senior Vice President of Finance and Development of Mirage Resorts, Incorporated (major operator and developer of casino resorts) from 1992 to 1999; Director-Equity Research of CS First Boston From 1990 to 1992 and held various positions to Managing Director of Drexel Burham Lambert from 1980 to 1990.

Mr. Giovenco has been one of our Directors since February 2003; Director, Great Western Financial Corporation from 1983 to 1997; President and Chief Operating Officer, Sheraton Hotels Corporation 1993; Director, Hilton Hotels Corporation from 1980 to 1992; President and Chief Operating Officer, Hilton Gaming Corporation from 1985 to 1992; Executive Vice President-Finance, Hilton Hotels Corporation from 1980 to 1992; Chief Financial Officer, Hilton Hotels Corporation from 1974 to 1985; Chief Financial Officer, Hilton Gaming Corporation, 1972 to 1974; and Partner, Harris, Kerr, Forster, Certified Public Accountants (predecessor firm to PKF International) from 1967 to 1971.

Mr. Goeglein has been one of our Directors since December 2003; Owner and Managing Member, Evening Star Hospitality, LLC (acquiror, developer and operator of non-gaming resort properties) since 2002; President and Chief Operating Officer, Holiday Corporation (the parent company of Holiday Inns, Harrah’s Hotels and Casinos, Hampton Inns and Embassy Suites) from 1984 to 1987; Executive Vice President and Director, Holiday Corporation from 1978 to 1984; President and Chief Executive Officer, Harrah’s Hotels and Casinos from 1980 to 1984; Director, Hollywood Park, Inc. from 1997 to 1998; and Director, Boomtown, Inc. from 1992 to 1997. Mr. Goeglein served as President from 1997 and Chief Executive Officer from 2000 of Aladdin Gaming, LLC and Aladdin Gaming Holdings, LLC (developer and operator of the

Aladdin Resort & Casino in Las Vegas, Nevada), in each case until September 21, 2001; Aladdin Gaming, LLC filed a voluntary petition for reorganization under Chapter 11 of the United States Bankruptcy Code on September 28, 2001.

Mr. Leslie has been one of our Directors since October 2002; Of Counsel, Beckley, Singleton (law firm) from December 2003 to the present; Partner, Leslie & Campbell (law firm) from 2001 to 2003; Partner, Bernhard & Leslie (law firm) from 1996 to 2001; Partner, Beckley, Singleton, Jemison & List (law firm) from 1986 to 1996; and Partner, Vargas & Bartlett (law firm) from 1979 to 1986.

Mr. Martineau has been one of our Directors since May 1999; President and Founder, Viracon, Inc. (flat glass fabricator) from 1970 to 1996; Executive Vice President, Apogee Enterprises, Inc. (a glass design and development corporation that acquired Viracon, Inc. in 1973) from 1996 to 1998; Director, Apogee Enterprises, Inc. since 1973; Director, Northstar Photonics (telecommunications business) from 1998 to 2002; Chairman, Genesis Portfolio Partners, LLC, (start-up company development) since August 1998; Director, Borgen Systems since 1994; and Trustee, Owatonna Foundation since 1973.

Mr. Ornest has been one of our Directors since October 1998; private investor since 1983; Director of the Ornest Family Partnership since 1983; Director of the Ornest Family Foundation since 1993; Director of the Toronto Argonauts Football Club from 1988 to 1990; President of the St. Louis Arena and Vice President of the St. Louis Blues Hockey Club from 1983 to 1986; and Managing Director of the Vancouver Canadians Baseball Club, Pacific Coast League from 1979 to 1980.

Mr. Parrott has been one of our Directors since June 1997; Consultant to us from November 1998 to 2001; Chairman of the Board and Chief Executive Officer, On Stage Entertainment (entertainment production company) since October 2000, President, October 2000 to January 2002; Chairman of the Board and Chief Executive Officer, Boomtown, Inc. (gaming operations) from September 1992 to October 1998; President and Treasurer, Boomtown from June 1987 to September 1992; Director, Boomtown, Inc. from 1987 to October 1998; Chairman of the Board and Chief Executive Officer, Boomtown Hotel & Casino, Inc. since May 1988; Chief Executive Officer, Parrott Investment Company (a family-held investment company with agricultural interests in California) since April 1995; and Director, The Chronicle Publishing Company since April 1995.

Mr. Reitnouer has been one of our Directors since 1991; Director, Hollywood Park Operating Company from September 1991 to January 1992; Partner, Crowell Weedon & Co. (stock brokerage) since 1969; Director and Chairman of the Board, COHR, Inc. from 1986 to 1999; Director and Chairman of the Board, Forest Lawn Memorial Parks Association since 1975; and Trustee, University of California Santa Barbara Foundation (and former Chairman) since 1992.

Mr. Torguson has been one of our Directors since October 1998; a consultant to us from October 1998 to October 2001; Chairman of the Board, Casino Magic Corp. (gaming operations) from 1994 to April 2002; President and Chief Executive Officer, Casino Magic Corp. from April 1992 through November 1994; Chief Financial Officer and Treasurer, Casino Magic Corp. from April 1992 to February 1993; 50% owner and a Vice President, G.M.T. Management Co. (casino management and operations) from December 1983 to December 1994; and private investor.

Mr. Hundley has served as our Executive Vice President and Chief Operating Officer since September 2001; Executive Vice President in the Office of the CEO of Harveys Casino Resorts (gaming operations) from December 2000 through July 2001; and Principal, Colony Capital (private equity investment), June 1993 through November 2000.

Mr. Capp has served as our Executive Vice President and Chief Financial Officer since January 2003; Managing Director, Bear, Stearns & Co. Inc. from 1999 to January 2003; Group Head, BancAmerica Securities’ Latin America debt distribution business from 1997 to 1999; and Managing Director, BancAmerica Securities from 1992 to 1997; Vice President, Security Pacific Merchant Bank from 1989 to 1992.

Mr. Godfrey has served as our Senior Vice President, Secretary and General Counsel since August 2002; Partner, Schreck Brignone Godfrey (law firm) from January 1997 to August 2002; Partner, Schreck, Jones, Bernhard, Woloson & Godfrey (law firm) from June 1984 to December 1996; Chief Deputy Attorney General, Nevada Attorney General’s Office, Gaming Division from 1983 to 1984; Deputy Attorney General, Nevada Attorney General’s Office, Gaming Division from 1980 to 1983; Deputy State Industrial Attorney for the State of Nevada from 1977 to 1980; Trustee, International Association of Gaming Attorneys (and former President) since October 2000; and Member, Executive Committee of the Nevada State Bar’s Gaming Law Section since June 2002.

CERTAIN TRANSACTIONS AND RELATED PARTIES

December 2003 Stock Repurchases

On July 28, 2003, we received court approval of, and on September 12, 2003 the Indiana Gaming Commission approved, the settlement of the shareholder derivative lawsuit filed December 13, 2002, which settlement included a separate agreement and specific mutual release between us and R.D. Hubbard, our Chairman of the Board prior to April 2002. In December 2003, we exercised our right to repurchase 1,758,996 shares of our common stock owned by Mr. Hubbard at a purchase price of $10.00 per share, pursuant to a July 1, 2003 agreement between us and Mr. Hubbard that was entered into in connection with the settlement. In addition, in December 2003, we repurchased an additional 249,990 shares of our common stock at a purchase price of $10.00 per share from the R.D. and Joan Dale Hubbard Foundation. We understand that Mr. Hubbard claims ownership of 322,000 unexercised stock options, which have a weighted average exercise price of approximately $10.60 per share. The Company’s extension of the exercise period of Mr. Hubbard’s options beyond May 2002 was made subject to Indiana Gaming Commission approval. Under our settlement agreement with the Indiana Gaming Commission, the Indiana Gaming Commission has the right to require us to purchase any shares of our common stock held by Mr. Hubbard. To the extent that Mr. Hubbard is able to obtain shares of our common stock upon exercise of his options, we could be required to purchase those shares.

Other Transactions with Our Former Chairman

We and R.D. Hubbard Enterprises, Inc., which is wholly owned by Mr. Hubbard, entered into an Aircraft Time Sharing Agreement. We reimbursed R.D. Hubbard Enterprises for expenses incurred as a result of our use of the aircraft, which totaled approximately $55,000 in 2001 and $97,000 in 2000. On May 3, 2002, we terminated the Aircraft Time Sharing Agreement. We did not reimburse R.D. Hubbard Enterprises for any such expenses in 2002.

Transactions in Connection with Terminated Merger Agreement

In April 2000, we entered into a definitive agreement with PH Casino Resorts, a newly formed subsidiary of Harveys Casino Resorts, and Pinnacle Acquisition Corporation, a newly formed subsidiary of PH Casino Resorts, pursuant to which PH Casino Resorts would have acquired by merger all of our outstanding capital stock for cash consideration of between $24.00 and $25.00 per share. Certain former members of our management were expected to have equity interests in PH Casino Resort if the merger had been consummated. Consummation of the merger was subject to numerous conditions, including PH Casino Resort obtaining the necessary financing for the transaction and regulatory approvals. Since all of the conditions to consummation of the merger would not be met by January 2001, we, PH Casino Resorts and Pinnacle Acquisition Corporation mutually agreed that the merger agreement would be terminated.

Other Transactions

As of October 31, 1998, Timothy Parrott resigned his position as Chairman of Boomtown, and was retained by us as a consultant to provide services relating to gaming and other business issues for a three-year period ended October 31, 2001, with an annual retainer of $350,000 with health and disability benefits equivalent to those he received as Chairman of Boomtown. As part of the agreement, a $221,000 promissory note that Mr. Parrott owed to the Company was forgiven.

Marlin F. Torguson, who beneficially owned approximately 21.5% of the outstanding common shares of Casino Magic prior to our acquisition of Casino Magic, agreed, in connection with such acquisition, to vote his Casino Magic shares in favor of the acquisition by us. In addition, Mr. Torguson agreed to continue to serve as an employee of Casino Magic until October 15, 2001 and, during such period, not to compete with us or Casino Magic in any jurisdiction in which either we or Casino Magic operates. Under this agreement, we issued to Mr. Torguson 60,000 shares of our common stock and paid him $300,000 per year. In addition, we issued to Mr. Torguson 30,000 of our stock options as of the October 15, 1998 acquisition of Casino Magic, priced at the closing price of our common stock on that date.

PRINCIPAL STOCKHOLDERS

The following table sets forth the name, number of shares and percent of the Company’s outstanding common stock beneficially owned as of December 31, 2003 (except where a different date is indicated below) by each person known to the Company to be the beneficial owner of more than 5% of the outstanding shares of Pinnacle Common Stock, each director, each of the current or former named executive officers below, and all directors and executive officers as a group. In each instance, except as otherwise indicated, the information as to the number of shares owned and the nature of ownership has been provided by the individuals identified or described and is not within the direct knowledge of the Company. Several of the Company’s directors have shares credited to accounts established under the Company’s Amended and Restated Directors Deferred Compensation Plan. The only condition to each director’s receipt of shares credited to his or her deferred compensation account is cessation of such director’s service as a director of the Company. Unless otherwise indicated below, the address of each person or entity listed below is c/o Pinnacle Entertainment, Inc., 3800 Howard Hughes Parkway, Las Vegas, NV 89109.

Name and Address of Beneficial Owner	Shares Beneficially Owned		Percent of Shares Outstanding (a)
Liberty Wanger Asset Management	1,812,000	(b)	7.6%
One Financial Center Boston, MA 02111
Legg Mason, Inc.	1,809,720	(c)	7.6%
100 Light Street Baltimore, Maryland 21202
Timothy J. Parrott	262,423	(d)	1.1%
Michael Ornest	257,562	(e)	1.1%
Daniel R. Lee	222,350	(f)	*
Wade W. Hundley	223,332	(g)	*
Lynn P. Reitnouer	90,315	(h)	*
Marlin F. Torguson	62,021	(i)	*
James L. Martineau	32,510	(j)	*
John V. Giovenco	47,000	(k)	*
Bruce A. Leslie	26,172	(l)	*
John A. Godfrey	50,000	(m)	*
Stephen H. Capp	57,347	(n)	*
Bruce Hinckley	57,667	(o)	*
Richard J. Goeglein	0		*
Current directors and executive officers as a group (12 persons)	1,331,032	(p)	5.6%

*	Less than one percent (1%) of the outstanding common shares.
(a)	Assumes the exercise of stock options beneficially owned by the named individual or entity for shares of Pinnacle common stock. Based on 23,926,942 shares outstanding as of December 31, 2003.
(b)	Based upon information provided by the stockholder in Schedule 13G/A filed with the Securities and Exchange Commission on February 10, 2003.
(c)	Based upon information provided by the stockholder in Schedule 13G/A filed with the Securities and Exchange Commission on February 13, 2003.
(d)	Includes 81,513 shares of Pinnacle common stock which Mr. Parrott has the right to acquire upon the exercise of options exercisable within 60 days of December 31, 2003, including 70,313 options assumed by the Company in connection with the Boomtown merger. Also includes 18,883 shares of Pinnacle common stock credited to Mr. Parrott’s deferred compensation account under the Company’s Amended and Restated Directors Deferred Compensation Plan.

(e)	Includes 16,200 shares of Pinnacle common stock which Mr. Ornest has the right to acquire upon the exercise of options exercisable within 60 days of December 31, 2003. These shares also include 91,362 shares of Pinnacle common stock owned by the Harry and Ruth Ornest Trust, with respect to whose shares Mr. Ornest has beneficial ownership. These shares exclude 70,000 shares of Pinnacle common stock owned by the Ornest Family Foundation, as to which Mr. Ornest has no interest.
(f)	Includes 216,450 shares of Pinnacle common stock which Mr. Lee has the right to acquire upon the exercise of options exercisable within 60 days of December 31, 2003.
(g)	Includes 208,332 shares of Pinnacle common stock which Mr. Hundley has the right to acquire upon the exercise of options exercisable within 60 days of December 31, 2003.
(h)	Includes 23,200 shares of Pinnacle common stock which Mr. Reitnouer has the right to acquire upon the exercise of options exercisable within 60 days of December 31, 2003. Also includes 17,115 shares of Pinnacle common stock credited to Mr. Reitnouer’s deferred compensation account under the Company’s Amended and Restated Directors Deferred Compensation Plan.
(i)	Includes 34,660 shares of Pinnacle common stock which Mr. Torguson has the right to acquire upon the exercise of options exercisable within 60 days of December 31, 2003, including 23,460 options assumed by the Company in connection with the Casino Magic merger. Also includes 20,117 shares of Pinnacle common stock credited to Mr. Torguson’s deferred compensation account under the Company’s Amended and Restated Directors Deferred Compensation Plan.
(j)	Includes 14,200 shares of Pinnacle common stock which Mr. Martineau has the right to acquire upon the exercise of options exercisable within 60 days of December 31, 2003. Also includes 12,119 shares of Pinnacle. common stock credited to Mr. Martineau’s deferred compensation account under the Company’s Amended and Restated Director’s Deferred Compensation Plan.
(k)	Includes 2,000 shares of Pinnacle common stock which Mr. Giovenco has the right to acquire upon the exercise of options exercisable within 60 days of December 31, 2003.
(l)	Includes 2,000 shares of Pinnacle common stock which Mr. Leslie has the right to acquire upon the exercise of options exercisable within 60 days of December 31, 2003. Includes 10,172 shares of Pinnacle common stock credited to Mr. Leslie’s deferred compensation account under the Company’s Amended and Restated Directors Deferred Compensation Plan.
(m)	Includes 50,000 shares of Pinnacle common stock which Mr. Godfrey has the right to acquire upon the exercise of options exercisable within 60 days of December 31, 2003.
(n)	Includes 57,347 shares of Pinnacle common stock which Mr. Capp has the right to acquire upon the exercise of options exercisable within 60 days of December 31, 2003.
(o)	Includes 47,667 shares of Pinnacle common stock which Mr. Hinckley has the right to acquire upon the exercise of options exercisable within 60 days of December 31, 2003. The information as to the number of shares beneficially owned by Mr. Hinckley is based on the information contained in last year’s proxy statement. The Company does not possess more recent information regarding the number of shares beneficially owned by Mr. Hinckley.
(p)	Includes 705,902 shares of Pinnacle common stock of which the directors and executive officers may be deemed to have beneficial ownership with respect to options to purchase Pinnacle common stock exercisable within 60 days of December 31, 2003. Excluding such shares, the directors and executive officers of the Company have beneficial ownership of 625,130 shares of Pinnacle common stock, which represents 2.6% of the shares of Pinnacle common stock outstanding as of December 31, 2003. The number of shares shown does not include shares owned by Mr. Hinckley as he was neither a director nor an executive officer of the Company as of December 31, 2003.

DESCRIPTION OF CERTAIN INDEBTEDNESS

The following is a summary of certain of our indebtedness that is outstanding. To the extent such summary contains descriptions of the new credit facility, the 8.75% Senior Subordinated Notes, the 9.25% Senior Subordinated Notes and the indentures governing such notes, such descriptions do not purport to be complete and are qualified in their entirety by reference to those and related documents, copies of which have been filed with the SEC and which we will provide you upon request. See the section entitled “Where You Can Find More Information.”

New Credit Facility

On December 17, 2003, the Company entered into a new $300,000,000 credit facility, or the new credit facility, which provides for a six-year $225,000,000 term loan facility, of which $78,000,000 can be drawn on a delayed basis in increments of at least $25,000,000 through September 30, 2004, and a five-year $75,000,000 revolving credit facility. Availability of funds under the new credit facility is not conditioned, as it was under the old credit facility, on the Company obtaining $40,000,000 of net cash proceeds from asset sales or equity capital raising efforts. That requirement has been eliminated in the new credit facility.

Upon the closing of the new credit facility the Company repaid all outstanding obligations (including accrued interest and commitment fees) under its previous credit facility, or the old credit facility, totaling approximately $125,427,000, using escrowed proceeds of the old credit facility of approximately $124,126,000, supplemented by approximately $1,301,000 of the proceeds of the new credit facility. Upon the closing of the new credit facility, the Company borrowed $147,000,000 in term loans and, after deducting transaction costs of approximately $6,095,000 and the approximately $1,301,000 noted above, deposited approximately $139,604,000 of the net term loan proceeds into a completion reserve account. These funds, subject to satisfying conditions to withdrawal from the completion reserve account, are permitted to be used to pay a portion of the construction costs of the Lake Charles resort, to pay up to $20,000,000 in capital expenditures for the Belterra hotel tower expansion, to fund up to $21,000,000 in certain approved stock repurchases, including the December 2003 stock repurchases (aggregating approximately $20,089,860), and to pay the fees and expenses with respect to the new credit facility. The proceeds of the revolving credit facility may be used for general corporate purposes.

Under the new credit facility the term loans mature in December 2009 and the revolving credit facility matures in December 2008. These maturity dates will move up to August 15, 2006 if the Company has not, before such date, repaid, refinanced or extended the maturity of its 9.25% Notes beyond the term loan maturity date. The Company is actively monitoring the high-yield debt securities market for opportunities to refinance all or a portion of the 9.25% Notes in order to extend the maturity of the indebtedness represented by the 9.25% Notes and to reduce the stated interest rate on such indebtedness. The Company intends to access the capital markets for such a refinancing when it deems it appropriate, depending on many factors including the Company’s financial position and general economic and market conditions.

In addition, the term loans are repayable in quarterly installments of 0.25% of the principal amount of the term loans outstanding on October 1, 2004, commencing in March 2005. Commencing with the Company’s fiscal year ending December 31, 2005, the Company will be required to prepay borrowings under the new credit facility with a percentage of its “excess cash flow”, initially set at 75%, reducing to 50% and then to 0% as the Company meets certain “leverage ratios” (each as defined in the new credit facility).

The Company is obligated to make mandatory prepayments of indebtedness under the new credit facility from the net proceeds of debt offerings (other than those constituting permitted debt), asset sales and dispositions (subject, in some instances, to a reinvestment period) and equity issuances, in each case with specified exceptions, as set forth below:

•	100% of the net cash proceeds of certain incurrences of indebtedness;

•	100% of the net cash proceeds of certain asset sales or dispositions (except in the case of designated asset sales of certain undeveloped property), unless such net cash proceeds are otherwise reinvested within nine months;

•	50% of the net cash proceeds of sales or dispositions of certain undeveloped property would be deposited into the completion reserve account and the remaining 50% of such net cash proceeds would be applied either to repay the outstanding term loans or, if there are unfunded term commitments, an amount equal to the lesser of such unfunded commitments and 50% of such proceeds would be deposited in the completion reserve account and the term loan commitments would be reduced by the amount of such deposit; and

•	25% of the net cash proceeds of equity sales would be applied to prepay outstanding revolving credit loans, without having to reduce the committed amount of the revolving credit facility (and if no revolving credit loans are outstanding, such amount would be retained by the Company) and (i) to the extent the equity sales occur within 60 days following the closing of the new credit facility, an additional 25% of such net cash proceeds will be deposited into the completion reserve account, or (ii) to the extent equity sales occur any time thereafter, an additional 25% of such net cash proceeds would be applied either to repay the outstanding term loans or, if there are unfunded term commitments, an amount equal to the lesser of such unfunded term commitments or 25% of such proceeds would be deposited in the completion reserve account and the term loan commitments would be reduced by the amount of such deposit. Thus, under the terms of the new credit facility, 25% of the net cash proceeds of this offering will be required to be deposited into the completion reserve account to supplement the funds available for the construction of the Company’s Lake Charles resort as long as this offering takes place within 60 days following the closing of the new credit facility and the revolving facility remains undrawn. The remaining 75% of the net cash proceeds of this offering would not be subject to this requirement and would be retained by the Company.

The Company has the option to prepay all or any portion of the indebtedness under the new credit facility at any time without premium or penalty.

The new credit facility has, among other things, restrictive financial covenants and capital spending limits. The obligations under the new credit facility are secured by substantially all of the assets of the Company and its domestic restricted subsidiaries, including a pledge of the equity interests in the Company’s domestic subsidiaries (subject, with respect to the Company’s Nevada gaming subsidiary, to the approval of the Nevada Gaming Commission upon the recommendation of the Nevada State Gaming Control Board). The Company’s obligations under the new credit facility are also guaranteed by the Company’s domestic restricted subsidiaries.

The new credit facility provides the Company with two interest rate options, to which a margin is added: (1) a base rate equal to the greater of the prime lending rate as stated in the British Banking Association Telerate page 5 and 0.5% in excess of the federal funds rate and

(2) an interest rate based on the London interbank Eurodollar rate. Interest rate margins depend on the Company’s performance, measured by a leverage ratio, which is the ratio of indebtedness to annualized operating cash flow. The interest rate margins under the new credit facility range from 175 basis points to 250 basis points for revolving facility base rate loans, and 275 basis points to 350 basis points for revolving facility loans based on the London interbank Eurodollar rate option; provided, however, that until June 30, 2004, the margins for revolving loans fixed at 250 basis points for base loans and 350 basis points for loans based on the London interbank Eurodollar option. The interest rate margin for the term facility base rate loans are always 275 basis points and 350 basis points for term facility loans based the London interbank Eurodollar option. The new credit facility requires the Company to enter into hedge agreements or other interest rate protection agreements in respect of 50% of the Company’s debt obligations.

The new credit facility requires that the Company first expend $50,000,000 (which amount is to be reduced by up to $15,000,000 for expenditures made after September 30, 2003 and on or prior to December 17, 2003) of its excess cash on the Lake Charles resort before the proceeds of the term loans and certain other amounts required to be deposited into the completion reserve account are permitted to be withdrawn for purposes other than certain stock repurchases, the Belterra hotel tower expansion, or expenses relating to the new credit facility.

Borrowing under the new credit facility and access to funds in the completion reserve account are also subject to other conditions associated with construction loans, including conditions pertaining to construction of the Lake Charles resort. The new credit facility requires the Company to diligently pursue construction of the Lake Charles resort so as to cause the opening to occur on or prior to the earlier of (1) June 30, 2005 and (2) the date (as such date may be extended) upon which the opening must occur as required by the Louisiana Gaming Control Board as a condition to licensure of the Lake Charles resort, and to cause the Lake Charles resort to be completed in all material respects within six months following the opening date. In addition, in order to access the availability under the new credit facility for financing the costs and expenses incurred in connection with the Lake Charles resort, the Company is required to fulfill customary construction loan conditions. The Company is also required to certify monthly, quarterly and annually and each time it borrows under the new credit facility or accesses funds in the completion reserve account that it is in compliance with a “Liquidity Requirement”, which requires that the sum of the undrawn portion of the revolving and term commitments, the balance in the completion reserve account and the Company’s excess cash, exceed the unexpended construction budget for the Lake Charles resort (excluding all related interest expense during construction).

The new credit facility requires that the Company obtain, or use commercially reasonable efforts to obtain, various approvals, consents and reliance letters. The Company must deliver a pledge of its interest in its Nevada gaming subsidiary to the lenders under the new credit facility within 100 days after the closing of the new credit facility (March 26, 2004). Such pledge requires the approval of the Nevada Gaming Commission upon the recommendation of the Nevada State Gaming Control Board. It is currently anticipated that the Nevada Gaming Commission and the Nevada State Gaming Control Board will review the Company’s application for approval of the pledge of its interest in its Nevada gaming subsidiary in February 2004. The Nevada Gaming Commission previously approved the pledge of such interest in respect of the old credit facility and the Company is not aware of any reason the pledge of such interest in respect of the new credit facility would not be approved. However, the failure to obtain the required approval within 100 days after the closing of the new credit facility will constitute a default under the new credit facility, subject to a 30 day cure period. In addition, the Company must use commercially reasonable efforts to obtain certain environmental survey reliance letters within 60 days after the closing of the new credit facility.

In addition to permitted capital expenditures for maintenance expenses at our existing facilities and amounts permitted to be applied to the costs and expenses of the Lake Charles resort and the Belterra hotel tower expansion, the new credit facility permits the Company to expend funds, during the term of the new credit facility, on various new capital projects in an amount equal to the lesser of (i) $65,000,000 and (ii) net cash proceeds of equity sales that are not otherwise required to be deposited into the completion reserve account or used to repay amounts outstanding under the new credit facility. As a result, the Company is permitted to use 50% (and under certain circumstances up to 75%) of the net cash proceeds of its equity sales on expenditures for new capital projects subject to an aggregate cap of $65,000,000.

The new credit facility also imposes various customary affirmative covenants on the Company and its domestic restricted subsidiaries, including, among others, reporting covenants, conduct of business covenants, covenants to maintain properties and insurance, covenants to comply with laws and other covenants customary in senior credit financings of this type.

The new credit facility also imposes various negative covenants on the Company and its domestic restricted subsidiaries, including, without limitation, restrictions on the incurrence of additional debt and guaranties of debt; liens; mergers, consolidations, amalgamations, liquidations and dissolutions; disposition of property; the payment of subordinated obligations; the payment of dividends and other distributions; investments; amendments and modifications of subordinated indebtedness; transactions with affiliates; sale/leaseback transactions; changes to the Company’s fiscal year; negative pledges; changes in the nature of the Company’s business; restrictions on hedge agreements; and restrictions on capital expenditures and operating leases.

In addition, under the new credit facility, the Company and its domestic restricted subsidiaries are required to comply with certain financial ratios and other financial covenants such as a leverage ratio, a fixed charge coverage ratio and a senior debt ratio.

Subject in some cases to applicable notice provisions and grace periods, events of default under the new credit facility include, among other things: (1) failure to make payments when due, (2) breaches of representations and warranties, (3) noncompliance with covenants, (4) failure to pay other debt for borrowed money of $10 million or more, or any other breach or default under agreements for such other debt allowing the holder or lender to accelerate its maturity, or require such debt to be redeemed or repurchased, (5) events of insolvency, (6) failure to comply with ERISA, to the extent such failure reasonably could be expected to have a material adverse effect, (7) judgments in excess of $10 million which have not been vacated, discharged, stayed or bonded pending appeal within 30 days, (8) impairment of security interests in collateral, (9) a change of control with respect to the Company and (10) our 8.75% Notes or 9.50% Notes or the guarantees thereof shall cease to be validly subordinated to the obligations under the new credit facility.

8.75% Senior Subordinated Notes

On September 25, 2003, the Company issued $135,000,000 aggregate principal amount of the 8.75% Notes, which notes were issued at a discount of 98.369% of par to yield 9% to maturity. The 8.75% Notes bear interest at 8.75% per year, and interest is payable on each October 1 and April 1. The net proceeds of this offering were used to fund the retirement of the Company’s $125,000,000 aggregate principal amount of our 9.50% Notes through a cash tender offer pursuant to which purchases were made on September 25, 2003 and October 6, 2003, and a redemption completed on October 27, 2003, and to pay the premium included in both the tender price and redemption price, as well as the fees and costs associated with the transaction.

The 8.75% Notes are redeemable, at the Company’s option, in whole or in part, on the following dates, at the following premium-to-face values:

On and after October 1,	at a premium of
2008	104.375%
2009	102.917%
2010	101.458%
2011	100.000%
2013	Maturity

The 8.75% Notes are the Company’s unsecured obligations, guaranteed on a senior subordinated basis by all the Company’s existing and future material domestic restricted subsidiaries, as defined in the indenture. The Casino Magic Argentina subsidiaries do not guaranty the debt. The indenture governing the 8.75% Notes contains certain covenants limiting the ability of the Company and its restricted subsidiaries to incur additional indebtedness, issue preferred stock, pay dividends or make certain distributions, repurchase equity interests or subordinated indebtedness, create certain liens, enter into certain transactions with affiliates, sell assets, issue or sell equity interests in the Company’s subsidiaries, or enter into certain mergers and consolidations. The indenture also requires that the Company offer to repurchase the 8.75% Notes upon a change of control, as defined in the indenture.

Events of default under the indenture include: (1) failure to make payments on the 8.75% Notes when due, (2) failure to comply with covenants, (3) failure to pay other debt of $10 million or more, or default under such debt resulting in acceleration of the maturity of such debt, (4) failure to satisfy or discharge any final judgment in excess of $10 million, and (5) occurrence of certain insolvency events.

On September 25, 2003, the Company issued a notice of redemption with respect to the 9.50% Notes and deposited a portion of the net proceeds raised from the 8.75% Notes offering with the trustee for the 9.50% Notes, which funds were used on October 27, 2003 to redeem the remaining approximately $64,001,000 in aggregate principal amount of 9.50% Notes not tendered and purchased in the tender offer. As the redemption date had not yet occurred prior to September 30, 2003, under GAAP, the cash deposited with the trustee for the redemption is classified as a current asset—“Restricted Cash—9.5% Note Redemption”—and the notes were classified as a current liability—“Notes Payable—9.5% Note Redemption.”

9.25% Senior Subordinated Notes

On February 18, 1999, the Company issued $350,000,000 aggregate principal amount of 9.25% Notes. The 9.25% Notes bear interest at 9.25% per year, and interest is payable on each February 15 and August 15. The 9.25% Notes are redeemable, at the Company’s option, in whole or in part, on the following dates, at the following premium-to-face values:

On and after February 15,	at a premium of
2003	104.625%
2004	103.083%
2005	101.542%
2006	100.000%
2007	Maturity

The Company’s obligations on the 9.25% Notes are not secured by any of its assets, but are guaranteed on a senior subordinated basis by all of the Company’s existing and future material restricted subsidiaries, as defined in the indenture. The Casino Magic Argentina subsidiaries do not guaranty the debt.

The 9.25% Notes are governed by an indenture dated February 18, 1999, which contains covenants limiting the Company’s ability and the ability of its subsidiaries to incur additional debt, issue preferred stock, pay dividends or make certain distributions, repurchase equity interests or subordinated indebtedness, create certain liens, enter into certain transactions with affiliates, sell assets, issue or sell equity interests in the Company’s subsidiaries or enter into mergers or consolidations. The indenture also requires that the Company offer to repurchase the 9.25% Notes upon a change of control, as defined in the indenture.

Events of default under the indenture include: (1) failure to make payments on the 9.25% Notes when due, (2) failure to comply with covenants, (3) failure to pay other debt of $10 million or more, or default under such debt resulting in acceleration of the maturity of such debt, (4) failure to satisfy or discharge any final judgment in excess of $10 million, and (5) occurrence of certain insolvency events.

DESCRIPTION OF COMMON STOCK

Our common stock is described in the accompanying prospectus on page 26 under the heading “Description of Common Stock.” In June 2003, we amended our certificate of incorporation to increase the total number of our authorized shares of common stock from 40,000,000 to 80,000,000.

GOVERNMENT REGULATIONS AND GAMING ISSUES

The ownership and operation of gaming companies are subject to extensive regulation. In particular, Indiana, Louisiana, Mississippi, Nevada, California and Argentina have regulations affecting the operation of our gaming business and the ownership and disposition of our securities, including the securities offered pursuant to this prospectus supplement. The section of the accompanying prospectus entitled “Government Regulations and Gaming Issues” summarizes these regulations, as modified and superceded by the discussion below. This discussion should be read in conjunction with the more detailed summary contained in the accompanying prospectus.

Indiana.    The Indiana Act authorizes the issuance of up to ten Riverboat Owner’s Licenses to be operated from counties that are contiguous to the Ohio River and Lake Michigan. In October 2000, Belterra, the tenth riverboat, commenced operations. Five of the riverboats are in counties contiguous to the Ohio River and five are in counties contiguous to Lake Michigan. The Indiana Act originally included an eleventh license for a county contiguous to Patoka Lake. The Indiana Commission has not considered an application for a license to be sited in a county contiguous to Patoka Lake since Patoka Lake is a project of the U.S. Army Corps of Engineers (“Corps”) and the Corps has determined Patoka Lake is unsuitable for a riverboat project. In April, 2003, the Indiana General Assembly passed legislation that eliminated the license for a county contiguous to Patoka Lake, but authorized the establishment and operation of a riverboat casino in Orange County, Indiana. Under this legislation, the Indiana Gaming Commission is authorized to enter into an operating agreement for up to 20 years with a qualified operator for this facility. Initial applications to compete for the right to enter into this operator’s agreement were submitted to the Indiana Gaming Commission by September 19, 2003. The Orange County riverboat casino is not expected to begin operations until 2005, at the earliest. The Company is not an applicant for this operator’s agreement. A riverboat owner’s license is a revocable privilege and is not a property right under the Indiana Act.

An Indiana license entitles the licensee to own and operate one riverboat. In its 2003 session, the Indiana General Assembly passed legislation that became effective July 1, 2003, that permits a company to own up to 100% of two separate riverboat owner licenses. An Indiana riverboat owner’s license has an initial effective period of five years; thereafter, a license is subject to annual renewal. As such, the license granted to Belterra has an initial five-year term, which expires on October 22, 2005, and then must be renewed annually thereafter. After the expiration of the initial license, the Indiana Gaming Commission will conduct a complete re-investigation every three years, but the Indiana Gaming Commission reserves the right to investigate licenses at any times it deems necessary. The Indiana Gaming Commission has broad discretion over the initial issuance of licenses and over the renewal, revocation, suspension, restriction and control of riverboat owner’s licenses. Officers, directors and principal owners of the actual license holder and employees who are to work on the riverboat are subject to substantial disclosure requirements as a part of securing and maintaining necessary licenses.

In its 2003 legislative session, the Indiana General Assembly imposed a retroactive wagering tax on all riverboats, moving the effective date of the 2002 graduated wagering tax from August 1, 2002 to July 1, 2002. The state Department of Revenue has assessed this retroactive tax on the riverboats, without providing an offset for taxes paid at a higher tax rate during that one-month period. Belterra and the other riverboat casinos have filed protests with the state, asserting that this interpretation of the legislation is erroneous and should be set aside.

In its 2003 legislative session, the Indiana General Assembly authorized riverboat casinos to remain open 24 hours per day, seven days a week, with those hours to be set at the election of the riverboat. In July, 2003, Belterra began continuous 24-hour gaming each day of the week.

Mississippi.    Casino Magic Biloxi was granted a renewal of its gaming license by the Mississippi Gaming Commission (the “Mississippi Commission”) on December 17, 2003, and this license expires in January of 2007.

On December 18, 2002, the Mississippi Commission granted us prior approval to make public offerings and private placements of securities for a period of two years, subject to certain conditions (the “Mississippi Shelf Approval”). The Mississippi Shelf Approval also includes approval for Casino Magic Corp. and Casino Magic Biloxi to guarantee any security issued by, and for Casino Magic Biloxi to hypothecate its assets to secure the payment or performance of, any obligations evidenced by a security issued by us in a public offering or private placement under the Mississippi Shelf Approval. The Mississippi Shelf Approval also includes approval to place restrictions upon the transfer of and enter into agreements not to encumber the equity securities of Casino Magic Corp. and Casino Magic Biloxi. The Mississippi Shelf Approval, however, may be rescinded for good cause without prior notice upon the issuance of an interlocutory stop order by the Mississippi Commission. The Mississippi Shelf Approval does not constitute a finding, recommendation or approval of the Mississippi Commission as to the accuracy or the adequacy of any prospectus or the investment merits of any securities offered thereby. Any representation to the contrary is unlawful. The sale of securities pursuant to this prospectus supplement will qualify as an offering made pursuant to the terms of the Mississippi Shelf Approval as currently in effect or as may be renewed in the discretion of the Mississippi Commission.

The Mississippi Commission generally has exercised its discretion to require a finding of suitability of any beneficial owner of more than 5% of any class of voting securities for a Registered Corporation. However, under certain circumstances, an “institutional investor,” as defined in the Mississippi Commission’s regulations, which acquires more than 10% but not more than 15% of the voting securities of a Registered Corporation may apply to the Mississippi Commission for a waiver of a finding of suitability if such institutional investor holds the voting securities for investment purposes only. An institutional investor shall not be deemed to hold voting securities for investment purposes unless the voting securities were acquired and are held in the ordinary course of business as an institutional investor and not for the purpose of causing, directly or indirectly, the election of a majority of the members of the board of directors of the Registered Corporation, any change in the corporate charter, bylaws, management, policies or operations, or any of its gaming affiliates, or any other action which the Mississippi Commission finds to be inconsistent with holding the voting securities for investment purposes only. Activities which are not deemed to be inconsistent with holding voting securities for investment purposes include: (i) voting on all matters voted on by stockholders; (ii) making financial and other inquiries of management of the type normally made by securities analysts for informational purposes and not to cause a change in our management, policies or operations; and (iii) such other activities as the Mississippi Commission may determine to be consistent with such investment intent.

The sale of food or alcoholic beverages at Casino Magic Biloxi is subject to licensing, control and regulation by the local authorities and by the Alcoholic Beverage Control Division (“ABC”) of the Mississippi State Tax Commission. If the ABC laws are violated, the ABC has full power to limit, condition, suspend or revoke any license for the serving of alcoholic beverages or to place a licensee on probation with or without conditions. Any such disciplinary action against Casino Magic Biloxi could (and revocation would) have a materially adverse effect upon our operations. Certain of our, Casino Magic Corp.’s and Casino Magic Biloxi’s officers and managers must be investigated by the ABC in connection with Casino Magic Biloxi’s liquor permits. Changes in licensed positions must be approved by the ABC.

In recent years, certain anti-gaming groups proposed for adoption through the initiative and referendum process certain amendments to the Mississippi Constitution which would prohibit gaming in the state. The proposals were declared illegal by the Mississippi courts on constitutional and procedural grounds. The latest ruling was appealed to the Mississippi Supreme Court, which affirmed the decision of the lower court. If another such proposal were to be offered and if a sufficient number of signatures were to be gathered to place a legal initiative on the ballot, it is possible for the voters of Mississippi to consider such a proposal in November 2006. While we are unable to predict whether such an initiative will appear on a ballot or the likelihood of such an initiative being approved by the voters, if such an initiative were passed and gaming were prohibited in Mississippi, it would have a significant adverse effect on us and our Mississippi gaming operations.

Nevada.    We are currently registered by the Nevada Gaming Commission (“Nevada Commission”) as a publicly traded corporation (a “Registered Corporation”). The Nevada Gaming Control Act and the regulations promulgated thereunder (the “Nevada Act”) requires any person who acquires beneficial ownership of more than 5% of a Registered Corporation’s voting securities to report the acquisition to the Nevada Commission. The Nevada Act requires that beneficial owners of more than 10% of a Registered Corporation’s voting securities apply to the Nevada Commission for a finding of suitability within thirty days after the Chairman of the Nevada State Gaming Control Board mails the written notice requiring such filing. Under certain circumstances, an “institutional investor,” as defined in the Nevada Act, which acquires more than 10%, but not more than 15%, of a Registered Corporation’s voting securities may apply to the Nevada Commission for a waiver of such finding of suitability if such institutional investor holds the voting securities for investment purposes only. Under certain circumstances, an institutional investor which has been granted a waiver can hold up to 19% of a Registered Corporation’s voting securities and maintain the waiver for a limited period of time. An institutional investor shall not be deemed to hold voting securities for investment purposes unless the voting securities were acquired and are held in the ordinary course of business as an institutional investor and not for the purpose of causing, directly or indirectly, the election of a majority of the members of the board of directors of the Registered Corporation, any change in the Registered Corporation’s corporate charter, restated bylaws, management, policies or operations of the Registered Corporation, or any of its gaming affiliates, or any other action which the Nevada Commission finds to be inconsistent with holding the Registered Corporation’s voting securities for investment purposes only. Activities which are not deemed to be inconsistent with holding voting securities for investment purposes only include: (i) voting on all matters voted on by stockholders; (ii) making financial and other inquiries of management of the type normally made by securities analysts for informational purposes and not to cause a change in its management, policies or operations; and (iii) such other activities as the Nevada Commission may determine to be consistent with such investment intent. If the beneficial holder of voting securities who must be found suitable is a corporation, partnership or trust, it must submit detailed business and financial information, including a list of beneficial owners. The applicant is required to pay all costs of investigation.

Pursuant to new legislation signed into law on July 23, 2003, the license fees on the number of gaming devices operated was increased effective immediately, the gross revenue fee was increased effective August 1, 2003 from 6.25% to 6.75%, and the range of events covered by the former casino entertainment tax was expanded effective September 1, 2003. The Gaming Subsidiary became subject to a payroll tax based on wages paid to its employees effective October 1, 2003. A live entertainment tax equivalent to the former casino entertainment tax became effective January 1, 2004.

Pursuant to new legislation signed into law on July 23, 2003, the license fees on the number of gaming devices operated was increased effective immediately, the gross revenue fee was increased effective August 1, 2003 from 6.25% to 6.75%, and the range of events covered by the entertainment tax was expanded effective September 1, 2003. The Gaming Subsidiary became subject to a payroll tax based on wages paid to its employees effective October 1, 2003.

California.    The Gambling Control Act was enacted for the purpose of regulating businesses that offer otherwise lawful forms of gambling games. The Company is the lessor under two leases whose tenants are involved in operating gambling establishments. The Company solely acts as the landlord under these agreements and does not maintain any interest in the gaming revenues generated on the premises. The Gambling Control Act’s application to the Company is solely in relation to its status as a landlord under the two leases.

The Gambling Control Act provides that the California Gambling Control Commission may require any person who owns an interest in the premises of a licensed gambling establishment or in real property used by a licensed gambling establishment to register with the commission, apply for a finding of suitability, or apply for a gambling license. Thus, the Company in its role as the landlord under its leases may be required by the commission to comply with any of these three requirements.

Louisiana.    The ownership and operation of a riverboat gaming vessel is subject to the Louisiana Riverboat Economic Development and Gaming Control Act (the “Louisiana Act”). As of May 1, 1996, gaming activities are regulated by the Louisiana Gaming Control Board (the “Board”). The Board is responsible for issuing the gaming license and enforcing the laws, rules and regulations relative to riverboat gaming activities. The Board is empowered to issue up to fifteen licenses to conduct gaming activities on a riverboat of new construction in accordance with applicable law. However, no more than six licenses may be granted to riverboats operating from any one designated waterway. An initial license to conduct gaming operations is valid for a term of five years. The Louisiana Act provides for successive five year renewals after the initial five year term. The licenses held by the Company’s Louisiana subsidiaries are scheduled to expire as follows: The license held by Louisiana-I Gaming, the operator of Boomtown New Orleans, expires March 2005; The license held by PNK (Bossier City), Inc., the operator of Boomtown Bossier City, expires November 2004; and the license held by PNK (LAKE CHARLES), L.L.C., the developer of the Lake Charles resort, expires April 2007.

SHARES ELIGIBLE FOR FUTURE SALE

There will be approximately 31,926,942 shares of common stock outstanding immediately after this offering without giving effect to exercise of the over-allotment option. Substantially all of these shares, in addition to the shares sold in this offering, are freely transferable without restriction or further registration under the federal securities laws, except for any shares held by our affiliates, sales of which will be limited by Rule 144 or Rule 145 under the Securities Act of 1933.

In addition, immediately after this offering approximately 4,153,240 shares of common stock may be issued upon the exercise of outstanding stock options and 920,633 shares of common stock will be reserved for future stock option grants. These shares have been or will be registered under the Securities Act of 1933 and, therefore, will be freely transferable when issued, except that any shares to be sold by our “affiliates” as defined in Rule 144 under the Securities Act of 1933 may be sold only in compliance with the provisions of Rule 144.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information we file with the SEC at its public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our filings are also available to the public on the Internet, through a database maintained by the SEC at  http://www.sec.gov.

We filed a registration statement on Form S-3 to register with the SEC the shares of common stock described in this prospectus supplement. This prospectus supplement and the accompanying prospectus are part of that registration statement. As permitted by SEC rules, this prospectus supplement does not contain all the information contained in the registration statement or the exhibits to the registration statement. You may refer to the registration statement and accompanying exhibits for more information about us and the shares of common stock.

The SEC allows us to incorporate by reference into this document the information we have filed with it. This means that we can disclose important business, financial and other information to you by referring you to other documents separately filed with the SEC. All information incorporated by reference is part of this document, unless and until that information is updated and superseded by the information contained in this document or any information subsequently incorporated by reference.

We incorporate by reference the documents we have filed with the SEC listed below:

1.	Our current report on Form 8-K filed on January 17, 2003;

2.	Our annual report on Form 10-K for the year ended December 31, 2002;

3.	Our quarterly report on Form 10-Q for the quarter ended March 31, 2003;

4.	Our current report on Form 8-K filed on May 30, 2003;

5.	Our quarterly report on Form 10-Q for the quarter ended June 30, 2003;

6.	Our current report on Form 8-K filed on September 15, 2003;

7.	Our current report on Form 8-K filed on September 19, 2003;

8.	Our current report on Form 8-K filed on September 25, 2003;

9.	Our current report on Form 8-K filed on October 7, 2003;

10.	Our quarterly report on Form 10-Q for the quarter ended September 30, 2003; and

11.	Our current report on Form 8-K filed on December 30, 2003.

You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

Pinnacle Entertainment, Inc.

Investor Relations

3800 Howard Hughes Parkway

Las Vegas, Nevada 89109

(702) 784-7777

Exhibits to the filings will not be sent, however, unless those exhibits have specifically been incorporated by reference.

We also incorporate by reference all future filings we make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 on or after the date of this prospectus supplement and prior to the termination of the offering made hereby, provided, however, we are not incorporating any information furnished under either Item 9 or Item 12 of any Current Report on Form 8-K. Such documents will become a part of this prospectus supplement from the date that the documents are filed with the SEC.

UNDERWRITING

Subject to the terms and conditions of the underwriting agreement, the underwriters named below, through their representative Deutsche Bank Securities Inc., have severally agreed to purchase from us the following respective number of shares of common stock at a public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus supplement:

Underwriters	Number of Shares
Deutsche Bank Securities Inc.
Bear, Stearns & Co. Inc.
Lehman Brothers Inc.
SG Cowen Securities Corporation
B. Riley & Co.
Crowell Weedon & Co.
Hibernia Southcoast Capital
Sterne, Agee & Leach, Inc.
UBS Securities LLC

Total	8,000,000

The underwriting agreement provides that the obligations of the several underwriters to purchase the shares of common stock offered hereby are subject to certain conditions precedent and that the underwriters will purchase all of the shares of common stock offered by this prospectus supplement, other than those covered by the over-allotment option described below, if any of these shares are purchased.

We have been advised by the representative of the underwriters that the underwriters propose to offer the shares of common stock to the public at the public offering price set forth on the cover of this prospectus and to dealers at a price that represents a concession not in excess of $0.59 per share under the public offering price. The underwriters may allow, and these dealers may re-allow, a concession of not more than $0.10 per share to other dealers.

We have granted to the underwriters an option, exercisable not later than 30 days after the date of this prospectus supplement, to purchase up to 1,200,000 additional shares of common stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus supplement. The underwriters may exercise this option only to cover over-allotments made in connection with the sale of the common stock offered by this prospectus supplement. To the extent that the underwriters exercise this option, each of the underwriters will become obligated, subject to conditions, to purchase approximately the same percentage of these additional shares of common stock as the number of shares of common stock offered by this prospectus supplement. We will be obligated, pursuant to the option, to sell these additional shares of common stock to the underwriters to the extent the option is exercised. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the 8,000,000 shares are being offered.

The underwriting discounts and commissions per share are equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting discounts and commissions are 5.25% of the public offering price. We have agreed to pay the underwriters the following discounts and commissions, assuming either no exercise or full exercise by the underwriters of the underwriters’ over-allotment option:

		Total Fees
	Fee per share	Without Exercise of Over- Allotment Option	With Full Exercise of Over-Allotment Option
Discounts and commissions paid by us	$0.59	$4,750,200	$5,462,730

In addition, we estimate that our share of the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $1.3 million.

We have agreed to indemnify the underwriters against some specified types of liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect of any of these liabilities.

Each of our executive officers and directors have agreed, subject to certain customary exceptions, not to offer, sell, contract to sell or otherwise dispose of, or enter into any transaction, that is designated to, or could be expected to, result in the disposition of any shares of our common stock or other securities convertible into or exchangeable for shares of our common stock or derivatives of our common stock owned by these persons prior to this offering or common stock issuable upon exercise of options or warrants held by these persons for a period of 90 days after the effective date of the registration statement of which this prospectus supplement is a part without the prior written consent of Deutsche Bank Securities Inc. This consent may be given at any time without public notice. Transfers or dispositions can be made during the lock-up period in the case of gifts or for estate planning purposes where the donee signs a lock-up agreement.

The representatives of the underwriters have advised us that the underwriters do not intend to confirm sales to any account over which they exercise discretionary authority.

In connection with the offering, the underwriters may purchase and sell shares of our common stock in the open market. These transactions may include short sales, purchases to cover positions created by short sales and stabilizing transactions.

Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. Covered short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares of common stock from us in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option.

Naked short sales are any sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if underwriters are concerned that there may be downward pressure on the price of the shares in the open market prior to the completion of the offering.

Stabilizing transactions consist of various bids for or purchases of our common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may impose a penalty bid. This occurs when a particular underwriter repays to the other underwriters a portion of the underwriting discount received by it because the representatives of the underwriters have repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions may have the effect of preventing or slowing a decline in the market price of our common stock. Additionally, these purchases, along with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the New York Stock Exchange, in the over-the-counter market or otherwise.

A prospectus in electronic format is being made available on Internet web sites maintained by one or more of the lead underwriters of this offering and may be made available on web sites maintained by other underwriters. Other than the prospectus in electronic format, the information on any underwriter’s web site and any information contained in any other web site maintained by an underwriter is not part of the prospectus supplement or the registration statement of which the prospectus supplement forms a part.

Deustche Bank Trust Company Americas, an affiliate of Deutsche Bank Securities Inc., is a lender under our new credit facility. Lehman Brothers Inc. and Bear, Stearns & Co. Inc. are joint lead arrangers and joint book runners under our new credit facility. Lehman Brothers Commercial Paper Inc., an affiliate of Lehman Brothers Inc., is the administration agent and a lender under our new credit facility. Bear Stearns Corporate Lending Inc., an affiliate of Bear, Stearns & Co. Inc., is the syndication agent and a lender under our new credit facility. Société Générale, an affiliate of SG Cowen Securities Corporation, is the documentation agent and a lender under our new credit facility.

Some of the underwriters or their affiliates have provided investment banking services to us in the past and may do so in the future. They receive customary fees and commissions for these services.

Each underwriter has represented and agreed that (i) it has not offered or sold and, prior to the expiration of the period of six months from the closing date of this offering, will not offer or sell any shares of our common stock to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; (iii) it has complied with and will comply with all applicable provisions of the Financial Services Act 1986 with respect to anything done by it in relation to the shares of our common stock in, form or otherwise involving the United Kingdom; and (iii) it has only issued or passed on and will only issue or pass on in the United Kingdom, any document received by it in connection with the issue of the shares of our common stock to a person who is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1996 or is a person to whom such document may otherwise lawfully be issued or passed on.

LEGAL MATTERS

The validity of the Common Stock offered hereby will be passed upon for us by Irell & Manella LLP, Los Angeles, California. Certain legal matters in connection with this offering will be passed upon for the underwriters by Latham & Watkins LLP, Los Angeles, California. Latham & Watkins LLP has from time to time provided, and may in the future provide, legal services to us, other than in connection with this offering. Latham & Watkins LLP also acted as counsel to the lenders under the new credit facility.

EXPERTS

The consolidated financial statements as of December 31, 2001 and 2002, and for each of the three years in the period ended December 31, 2002, included in this prospectus supplement and incorporated by reference into the registration statement of which this prospectus supplement is a part, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein and incorporated by reference in the registration statement of which this prospectus supplement is a part (which report expresses an unqualified opinion and includes an explanatory paragraph relating to Pinnacle Entertainment, Inc.’s change in accounting for goodwill and other intangible assets to conform to Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets”), and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

PINNACLE ENTERTAINMENT, INC.

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Stockholders of

Pinnacle Entertainment, Inc.:

We have audited the accompanying consolidated balance sheets of Pinnacle Entertainment, Inc., (a Delaware corporation, formerly Hollywood Park, Inc.) and subsidiaries (the “Company”), as of December 31, 2001 and 2002, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Pinnacle Entertainment, Inc. and subsidiaries as of December 31, 2001 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the Consolidated Financial Statements, Pinnacle Entertainment Inc. changed its method of accounting for goodwill and other intangible assets to conform to Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets,” in 2002 and recorded a cumulative effect of a change in accounting principle in the first quarter of 2002.

/s/    Deloitte & Touche LLP

DELOITTE & TOUCHE LLP

Las Vegas, Nevada

February 21, 2003, except as to Note 18, as to which the date is September 12, 2003

PINNACLE ENTERTAINMENT, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the years ended December 31,
	2000	2001	2002
	(in thousands, except per share data)
Revenues:
Gaming	$448,378	$421,491	$432,343
Food and beverage	31,920	30,952	29,751
Truck stop and service station	21,782	20,190	19,720
Hotel and recreational vehicle park	12,730	14,977	14,723
Other income	25,340	20,433	17,464
Racing	9,452	0	0

	549,602	508,043	514,001

Expenses:
Gaming	244,823	238,975	252,551
Food and beverage	35,180	38,799	34,034
Truck stop and service station	20,300	18,703	18,154
Hotel and recreational vehicle park	6,663	10,169	9,095
Racing	4,133	0	0
Selling, general and administrative	107,978	120,335	106,611
Depreciation and amortization	46,102	49,450	44,929
Other operating expenses	10,578	14,159	9,253
Asset write-offs and impairment write-downs	0	23,530	2,753
Indiana regulatory settlement and related costs	0	0	6,609
Corporate relocation and reorganization costs	0	0	1,601
Gain on disposition of assets	(118,816)	(500)	0
Pre-opening costs, Belterra Casino Resort	15,030	610	0
Terminated merger reserve recoveries and costs	5,727	(464)	0

	377,698	513,766	485,590

Operating income (loss)	171,904	(5,723)	28,411
Interest income	(12,604)	(5,021)	(2,206)
Interest expense, net	52,620	49,853	49,688
Loss on early extinguishment of debt	4,146	0	0

(Loss) income before cumulative effect of a change in accounting principle and income taxes	127,742	(50,555)	(19,071)
Income tax (benefit) expense	50,903	(21,906)	(6,146)

(Loss) income before cumulative effect of a change in accounting principle	76,839	(28,649)	(12,925)
Cumulative effect of a change in accounting principle, net of income tax benefit	0	0	56,704

Net (loss) income	$76,839	$(28,649)	$(69,629)

Net (loss) income per common share—basic
(Loss) income before cumulative effect of a change in accounting principle, net of income taxes	$2.92	$(1.11)	$(0.50)
Cumulative effect of a change in accounting principle, net of income tax	0.00	0.00	(2.20)

Net (loss) income per common share—basic	$2.92	$(1.11)	$(2.70)

Net (loss) income per common share—diluted
(Loss) income before cumulative effect of a change in accounting principle, net of income taxes	$2.80	$(1.11)	$(0.50)
Cumulative effect of a change in accounting principle, net of income tax benefit	0.00	0.00	(2.20)

Net (loss) income per common share—diluted	$2.80	$(1.11)	$(2.70)

Number of shares—basic	26,335	25,814	25,773
Number of shares—diluted	27,456	25,814	25,773

See accompanying notes to the consolidated financial statements.

PINNACLE ENTERTAINMENT, INC.

CONSOLIDATED BALANCE SHEETS

	December 31,
	2001	2002
	(in thousands, except share data)
ASSETS
Current Assets:
Cash and cash equivalents	$153,187	$114,286
Restricted cash—Argentina	3,452	3,155
Receivables, net of allowance for doubtful accounts of $2,365 and $2,364 as of December 31, 2001 and 2002, respectively	9,194	9,857
Income tax receivable	10,587	6,364
Inventories	4,264	5,320
Prepaid expenses and other assets	14,143	16,314
Deferred income taxes	4,712	5,549
Assets held for sale	18,285	12,160
Current portion of notes receivable	1,000	0

Total current assets	218,824	173,005
Restricted cash	0	30,100
Property, plant and equipment, net	576,299	586,083
Goodwill, net of amortization	68,727	19,558
Gaming licenses, net of amortization	36,588	21,944
Debt issuance costs, net of amortization	12,334	8,679
Other assets	6,577	1,069

	$919,349	$840,438

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Accounts payable	$16,953	$15,615
Accrued interest	17,423	17,129
Accrued compensation	13,737	17,208
Other accrued liabilities	31,887	35,515
Current portion of notes payable	3,654	2,419

Total current liabilities	83,654	87,886
Notes payable, less current maturities	493,493	491,079
Deferred income taxes	22,686	12,987
Stockholders Equity:
Capital stock—
Preferred—$1.00 par value, authorized 250,000 shares; none issued and outstanding in 2001 and 2002	0	0
Common—$0.10 par value, authorized 40,000,000 shares; 25,443,444 and 25,934,261 shares issued and outstanding in 2001 and 2002	2,545	2,615
Capital in excess of par value	219,613	224,195
Accumulated other comprehensive loss	(4,430)	(10,483)
Retained earnings	101,788	32,159

Total stockholders’ equity	319,516	248,486

	$919,349	$840,438

See accompanying notes to the consolidated financial statements.

PINNACLE ENTERTAINMENT, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

For the years ended December 31, 2000, 2001 and 2003

	Common Stock	Capital in Excess of Par Value	Accumulated Other Comprehensive Loss	Retained Earnings	Total Stockholders’ Equity
	(in thousands)
Balance as of January 1, 2000	$2,624	$224,654	$0	$53,598	$280,876
Net income, comprehensive income	0	0	0	76,839	76,839
Executive stock option compensation	0	414	0	0	414
Common stock options exercised	20	2,302	0	0	2,322
Tax benefit associated with exercised common stock options	0	725	0	0	725

Balance as of December 31, 2000	2,644	228,095	0	130,437	361,176
Net loss	0	0	0	(28,649)	(28,649)
Foreign currency translation loss	0	0	(4,430)	0	(4,430)

Comprehensive loss					(33,079)

Repurchase and retirement of common stock	(110)	(9,710)	0	0	(9,820)
Executive stock option compensation	0	414	0	0	414
Common stock options exercised	11	469	0	0	480
Tax benefit associated with exercised common stock options	0	345	0	0	345

Balance as of December 31, 2001	2,545	219,613	(4,430)	101,788	319,516
Net loss	0	0	0	(69,629)	(69,629)
Foreign currency translation loss	0	0	(6,053)	0	(6,053)

Comprehensive loss					(75,682)

Executive stock option compensation	0	177	0	0	177
Common stock options exercised	70	3,997	0	0	4,067
Tax benefit associated with exercised common stock options	0	408	0	0	408

Balance as of December 31, 2002	$2,615	$224,195	$(10,483)	$32,159	$248,486

See accompanying notes to the consolidated financial statements

PINNACLE ENTERTAINMENT, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the years ended December 31,
	2000	2001	2002
	(in thousands)
Cash flows from operating activities:
Net (loss) income	$76,839	$(28,649)	$(69,629)
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:
Depreciation and amortization	46,102	49,450	44,929
Cumulative effect of a change in accounting principle, net of income tax benefit	0	0	56,704
Write-off of unamortized premium and debt costs associated with 13% Notes, net	(3,340)	0	0
Gain on disposition of assets	(118,816)	(500)	0
Asset write-offs and impairment write-downs	0	23,530	2,753
Other changes that (used) provided cash:
Receivables, net	(2,017)	6,991	(663)
Income tax receivable	0	(10,587)	4,223
Prepaid expenses and other assets	(7,168)	(2,495)	(3,227)
Accounts payable	(1,747)	(2,396)	(1,338)
Accrued liabilities	(8,351)	(10,339)	7,099
Accrued interest	(8,083)	(574)	(294)
Income taxes	(6,271)	14,556	(6,297)
All other, net	4,028	530	4,770

Net cash (used in) provided by operating activities	(28,824)	39,517	39,030

Cash flows from investing activities:
Restricted cash	0	(3,452)	(29,803)
Additions to property, plant and equipment	(202,775)	(52,264)	(48,596)
Receipts from dispositions of property, plant and equipment	266,925	324	659
Principal collected on notes receivable	5,699	8,636	1,000
Proceeds from short term investments	123,428	0	0

Net cash provided by (used in) investing activities	193,277	(46,756)	(76,740)

Cash flows from financing activities:
Redemption of Casino Magic 13% Notes	(112,875)	0	0
Payment of notes payable	(5,119)	(3,447)	(3,649)
Common stock options exercised	2,302	480	4,067
Common stock repurchase and retirement	0	(9,820)	0
Other financing activities, net	745	345	408

Net cash (used in) provided by financing activities	(114,947)	(12,442)	826

Effect of exchange rate changes on cash	0	0	(2,017)

Increase (decrease) in cash and cash equivalents	49,506	(19,681)	(38,901)
Cash and cash equivalents at the beginning of the year	123,362	172,868	153,187

Cash and cash equivalents at the end of the year	$172,868	$153,187	$114,286

Supplemental Cash Flow Information:
Cash paid during the year for:
Interest	$56,248	$46,712	$46,366
Income taxes (received) paid, net	64,600	(23,088)	(2,370)
Non-cash currency translation rate adjustment	0	4,430	6,053

See accompanying notes to the consolidated financial statements

PINNACLE ENTERTAINMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1—Summary of Significant Accounting Policies

General    Pinnacle Entertainment, Inc. (the “Company” or “Pinnacle Entertainment”) owns and operates gaming entertainment facilities in several gaming markets. These include five properties in the United States, located in southeastern Indiana (“Belterra Casino Resort”); Reno, Nevada (“Boomtown Reno”); Bossier City and New Orleans, Louisiana (“Boomtown Bossier City” and “Boomtown New Orleans”, respectively); and Biloxi, Mississippi (“Casino Magic Biloxi”). In addition, the Company operates two casinos in Argentina (“Casino Magic Argentina”) and receives lease income from two card clubs and owns 97 acres of vacant land in southern California. The Company is also developing a hotel and casino resort in Lake Charles, Louisiana.

The Belterra Casino Resort is near Cincinnati, Ohio and Louisville, Kentucky. The twin cities of Shreveport/Bossier City offer the most convenient casinos to the Dallas/Fort Worth metropolitan area. The Lake Charles region offers the closest casinos to the cities of Houston, Austin and San Antonio.

Basis of Presentation    The accompanying consolidated financial statements include the accounts of Pinnacle Entertainment, Inc. and its subsidiaries and have been prepared by the Company’s management in accordance with generally accepted accounting principles in the United States of America (“GAAP”) and with the rules and regulations of the Securities and Exchange Commission (“SEC”). The consolidated financial statements include the accounts of Pinnacle Entertainment and its subsidiaries. All significant inter-company accounts and transactions have been eliminated.

Amortization of Debt Issuance Costs    Debt issuance costs incurred in connection with long-term debt and bank financing are capitalized and amortized, based on the straight-line method that approximates the effective interest method, to interest expense during the period the debt or loan commitments are outstanding. Amortization of debt issuance costs included in interest expense was $3,062,000, $3,742,000 and $3,862,000 for the years ended December 31, 2000, 2001 and 2002, respectively. Accumulated amortization as of December 31, 2001 and 2002 was $11,472,000 and $15,334,000 respectively.

Gaming Revenues and Promotional Allowances    Gaming revenues consist of the difference between gaming wins and losses. Revenues in the accompanying statements of operations exclude the retail value of food and beverage, hotel rooms, admission to riverboats and other items provided to patrons on a complimentary basis. The estimated cost of providing these promotional allowances (which is included in gaming expenses) was $45,713,000, $50,216,000 and $36,623,000 for the years ended December 31, 2000, 2001 and 2002, respectively.

Shelf Registration    The Company’s shelf registration statement, which had originally been filed in June 2002 with the Securities and Exchange Commission and became effective in October 2002, permits the issuance of up to $500,000,000 of debt, equity or other securities. There can be no assurance, however, that the Company will be able to issue any of such securities on terms acceptable to the Company. At December 31, 2002 costs totaling approximately $1,200,000 related to the shelf registration statement had been capitalized.

Use of Estimates    The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make

PINNACLE ENTERTAINMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

estimates and assumptions that affect (i) the reported amounts of assets and liabilities, (ii) the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and (iii) the reported amounts of revenues and expenses during the reporting period. Estimates used by the Company include, among other things, (i) the evaluation of the non-impairment of property, plant, equipment and other long-term assets, (ii) the evaluation of the future realization of deferred tax assets, (iii) the adequacy of reserves associated with asset sales and the Indiana regulatory settlement, and in determining litigation reserves and other obligations, and (iv) the valuation of funds held in Argentine banks. Actual results could differ from those estimates.

Cash and Cash Equivalents    Cash and cash equivalents consist of cash, certificates of deposit and short-term investments with original maturities of 90 days or less.

Restricted Cash—Argentina    Restricted cash—Argentina at December 31, 2001 and 2002 consists of the cash of Casino Magic Argentina maintained in Argentina, translated from the Argentine peso to the U.S. dollar. Argentina experienced political and economic disruption in the latter part of 2001, including the devaluation of its currency and the governmental restriction of transferring funds out of the country. As of December 31, 2002, the restriction of transferring funds out of the country remained in effect. Therefore, cash of Casino Magic Argentina maintained in Argentina is classified as Restricted Cash—Argentina on the Consolidated Balance Sheet. In the first quarter of 2003, some but not all of the government restrictions of transferring cash out of the country began to be lifted by the Argentine government. All assets, including cash, have been translated to U.S. dollars from the Argentine peso.

Restricted Cash    The long-term restricted cash of $30,100,000 at December 31, 2002 earns interest and consists of a $22,500,000 refundable investment account that was established as a requirement by the Louisiana Gaming Control Board for the Lake Charles construction project and will be released back to the Company once construction commences (see Note 5); a $5,000,000 escrow with the Indiana Gaming Commission as a requirement for the completion of the Belterra Casino Resort’s 300-guestroom tower expansion (see Note 11); and a $2,600,000 letter of credit for a workers’ compensation insurance deposit.

Inventories    Inventories, which consist primarily of food, beverage and operating supplies, are stated at the lower of cost or market value. Costs are determined using the first-in, first-out method.

Property, Plant and Equipment    Additions to property, plant and equipment and construction-in-progress are recorded at cost, including capitalized interest. Depreciation and amortization are provided based on the straight-line method over the assets’ estimated useful lives as follows:

Years
Land improvements	5 to 40
Buildings and improvements	10 to 39
Vessels and barges	25 to 31
Equipment	3 to 10

Maintenance, repairs and assets purchased below $2,500 (or a group of like-type assets purchased below $5,000) are charged to expense, and betterments are capitalized. The costs of

PINNACLE ENTERTAINMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

property sold or otherwise disposed of and their associated accumulated depreciation are eliminated from both the property and accumulated depreciation accounts.

Capitalization of Interest    The Company capitalizes interest expense on construction in progress based on an imputed interest rate estimating the Company’s average cost of borrowed funds. Capitalized interest is based on project costs at an imputed rate and was $8,148,000, $481,000 and $995,000 in fiscal 2000, 2001 and 2002, respectively. Such capitalized interest becomes part of the cost of the related asset and is depreciated over its estimated useful life.

Income Taxes    The Company accounts for income taxes under Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes (“SFAS No. 109”), whereby deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under SFAS No. 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date.

Comprehensive Income    Statement of Financial Accounting Standards No. 130 Reporting Comprehensive Income (“SFAS No. 130”) requires that a company disclose other comprehensive income (loss) and the components of such income (loss). The objective of SFAS No. 130 is to report a measure of all changes in equity other than transactions with stockholders, such as the issuance or repurchase of shares. “Comprehensive income (loss)” is the sum of net income (loss) and other comprehensive income (loss).

The Company’s only such item was the foreign currency translation adjustments reported in the accompanying financial statements. Therefore, comprehensive income (loss) was computed as follows:

	For the years ended December 31,
	2000	2001	2002
	(in thousands)
Net (loss) income	$76,839	$(28,649)	$(69,629)
Foreign currency translation loss	0	(4,430)	(6,053)

Comprehensive (loss) income	$76,839	$(33,079)	$(75,682)

Earnings per Share    Basic earnings per share are based on net income less preferred stock dividend requirements divided by the weighted average common shares outstanding during the period. Diluted earnings per share assume exercise of in-the-money stock options (those options with exercise prices at or below weighted average market price for the periods presented) outstanding at the beginning of the year or at the date of the issuance, unless the assumed exercises are antidilutive.

The effect of stock options outstanding was not included in the diluted calculations for the years ended December 31, 2001 and 2002 as the Company incurred a net loss for those periods. The number of potentially dilutive options was 104,000 and 157,700 for the years ended

PINNACLE ENTERTAINMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2001 and 2002, respectively. A reconciliation of income and shares for basic and diluted earnings per share (“EPS”) for the year ended December 31, 2000 is as follows:

	Income	Shares	Per Share Amount
	(in thousands, except per share data)
Basic EPS—Net income available to common stockholders	$76,839	$26,335	$2.92
Effect of dilutive securities—Options	0	1,121	(0.12)

Diluted EPS—Net income available to common stockholders plus assumed conversions	$76,839	$27,456	$2.80

Accounting for Customer “Cash-back” Loyalty Programs    In 2001, the Emerging Issues Task Force (“EITF”) reached consensus on accounting for “Points” and Certain Other Time-Based Sales Incentive Offers, and Offers for Free Products or Services to Be Delivered in the Future. This EITF pronouncement requires that the cost of the cash back component of the Company’s customer loyalty programs be treated as a reduction in revenues. The Company rewards certain customers with cash, based upon their level of play on certain casino games (primarily slot machines). These costs were previously recorded as a casino expense. The EITF consensus was adopted by the Company in the quarter ended March 31, 2001. The Company reclassified (i.e., reduced gaming revenue and gaming expense) the cash back component of its customer loyalty programs in the amount of $21,497,000 related to the year ended December 31, 2000 to be consistent with the years ended December 31, 2001 and 2002.

Goodwill and Other Intangible Assets    See Note 2.

Statement of Financial Accounting Standards No. 144 (“SFAS No. 144”)    In August 2001, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-lived Assets”, which the Company adopted on January 1, 2002.

SFAS No. 144 requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the book value of an asset may not be recoverable. The Company reviews its long-lived assets at each balance sheet date. If a long-lived asset is to be retained, the Company assesses recoverability based on the asset’s future undiscounted cash flows over the remaining life compared to the asset’s book value. If an impairment exists, the asset is written down to fair value, based on quoted market prices or another valuation technique, such as discounted cash flow analysis. If a long-lived asset is to be sold, the asset is reported at the lower of carrying value or fair value.

Financial Accounting Standards Board Interpretation No. 45 (“FIN 45”)    In November 2002, the FASB issued Interpretation No. 45 (“FIN 45”), “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” FIN 45 addresses financial accounting for, and disclosure of, guarantees. FIN 45 requires certain guarantees to be recorded at fair value, as opposed to the existing standard of recording a liability only when a loss is probable and reasonably estimable according to SFAS No. 5, “Accounting for Contingencies.” The initial recognition and initial measurement provisions apply on a prospective basis to guarantees issued or modified after December 31, 2002. The

PINNACLE ENTERTAINMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

disclosure requirements in the Interpretation are effective for financial statements of interim or annual period ending after December 15, 2002. The Company believes that the adoption of the recognition and initial measurement provision of FIN 45 is not expected to have a material impact on the Company’s financial position and results of operations.

Statement of Financial Accounting Standards No. 148 (“SFAS No. 148”)    The Company accounts for its stock-based compensation under Accounting Principles Board Opinion No. 25 Accounting for Stock Issued to Employees and follows the disclosure provisions of SFAS No. 148. In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure—an Amendment of FASB Statement No. 123” to provide alternative methods of transition for a voluntary change to the fair-value-based method of accounting for stock-based employee compensation. SFAS No. 148 also requires disclosure in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reporting results. The transition guidance and annual disclosure provisions of SFAS No. 148 are effective for years ending after December 15, 2002, and the annual disclosure provisions are implemented below. The interim disclosure requirements will be implemented in the first quarter of 2003.

The Company estimated the fair market value of stock options using an option-pricing model taking into account, as of the date of grant, the exercise price and expected life of the option, the then current price of the underlying stock and its expected volatility, expected dividend on the stock, and the risk-free interest rate for the expected term of the options.

In computing the stock-based compensation, the following assumptions were made:

	Risk-Free Interest Rate	Original Expected Life	Expected Volatility	Expected Dividends
Options granted in the following periods:
1998	4.5%	3 to 10 years	40.1%	None
1999	4.6%	10 years	47.3%	None
2001	4.7%	7 years	50.4%	None
2002	4.3%	5 years	51.2%	None

PINNACLE ENTERTAINMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following sets forth the pro forma financial results related to the Company’s employee stock-based compensation plans, with respect to the options’ estimated fair value, based on the Company’s stock price at the grant date:

	For the year ended December 31,
	2000	2001	2002
	(in thousands, except per share data)
(Loss) income before cumulative effect of a change in accounting principle and stock-based compensation expense	$76,839	$(28,649)	$(12,925)
Stock-based compensation expense, net of taxes	760	716	1,327

Pro forma (loss) income before cumulative effect of a change in accounting principle	$76,079	$(29,365)	(14,252)
Cumulative effect of a change in accounting principle	0	0	56,704

Pro forma (loss) income	$76,079	$(29,365)	$(70,956)

Pro forma net (loss) income per common share—basic
Pro forma (loss) income before cumulative effect of a change in accounting principle	$2.89	$(1.14)	$(0.55)
Cumulative effect of a change in accounting principle	0.00	0.00	(2.20)

Pro forma net (loss) income per share—basic	$2.89	$(1.14)	$(2.75)

Pro forma net (loss) income per common share—diluted
Pro forma (loss) income before cumulative effect of a change in accounting principle	$2.77	$(1.14)	$(0.55)
Cumulative effect of a change in accounting principle	0.00	0.00	(2.20)

Pro forma net (loss) income per share—diluted	$2.77	$(1.14)	$(2.75)

Number of shares—basic	26,335	25,814	25,773
Number of shares—diluted	27,456	25,814	25,773

Reclassifications    Certain reclassifications, having no effect on net income, have been made to the 2000 and 2001 amounts to be consistent with the 2002 financial statement presentation. These reclassifications include costs associated with the Company’s coin coupon offerings that were previously recorded as a casino expense.

The Company has reclassified these amounts as a reduction of casino revenue. These amounts totaled $13,523,000 and $20,598,000 for the years ended December 31, 2000 and 2001, respectively.

Note 2—Goodwill, Intangibles and Adoption of Statement of Financial Accounting Standards No. 142

Goodwill    Goodwill consists of the excess of the acquisition cost over the fair value of the net assets acquired in business combinations and, prior to January 1, 2002, was being amortized on a straight-line basis over 40 years, except for the goodwill related to the acquisition of the 49% minority partner in Casino Magic Argentina, which was being amortized over the extended life of the concession agreement (see “—Gaming Licenses” below). Pursuant to the implementation of Statement of Financial Accounting Standards No. 142 (“SFAS No. 142”) (discussed below), there

PINNACLE ENTERTAINMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

was no goodwill amortization in 2002. Goodwill amortization expense for the years 2000 and 2001 was $3,030,000 and $2,848,000, respectively. Goodwill as of December 31, 2002 is $19,558,000.

Gaming Licenses    Casino Magic Argentina. A portion of the acquisition price of Casino Magic Corp. in 1998 was allocated to a concession agreement to operate two casinos in Argentina. Such costs are being amortized, based on the straight-line method, over the extended life of the concession agreement through 2016. The original concession agreement expires in 2006, but an extension signed in 2001 extends this concession agreement through 2016, provided Casino Magic Argentina, among other things, pays admission taxes, makes annual contributions for scholarships and invests in the development of new facilities and related amenities in accordance with the terms of the extension agreement. The dollar-denominated cost of such investment has been reduced significantly to approximately $2,950,000 at December 31, 2002 as a result of the Argentine government’s conversion of all contracts into peso-denominated contracts in January 2002, and the subsequent devaluation of the Argentine currency. The extension also provided that the agreement would be extended an additional five years to 2021 if the Company elected to invest at least $1,475,000 (also converted from pesos) for construction of new hotel facilities.

In accordance with the guidance provided by SFAS No. 142 (see “Adoption of SFAS 142” below), the Company is amortizing the capitalized costs of the Argentina concession over the extended life of the concession agreement based on its expectation that it will receive benefits from the concession agreement through 2016, taking into account the following factors: (i) so long as the Company remains in compliance with the requirements of the extension agreement, which are within the Company’s control, the Company will be permitted to operate under the concession agreement through 2016; (ii) at the current time, the Company has remained in compliance with the terms of the extension agreement, except for certain changes and delays in the planning and construction schedules which have been verbally approved by the Province; (iii) the Company currently intends, and believes it is able, to continue to perform under the terms of the extension agreement; (iv) no other related assets of the Company limit the useful life of the concession agreement through 2016; (v) at the current time, the Company is not aware of any obsolescence, demand, competition or other economic factors that limit the viability of the Argentina gaming market through 2016, although the Company continues to monitor the ongoing political and economic instability in Argentina; and (vi) the only significant cost that the Company is required to incur in connection with the concession is construction of additional facilities, which the Company has the intent and ability to fund with cash currently held in Argentina and the anticipated operating cash flow of its Argentine operations.

The Company has been paying the required additional taxes and scholarship contributions, and, except as described in the next paragraph, is in compliance with the other provisions of the concession agreement and extension agreement.

In January 2003, the Company reached an understanding with the Province, subject to definitive documentation, to modify the conditions relating to the extension of the concession agreement to 2016 subject to construction of a new gaming and entertainment facility in the city of Neuquen, Argentina. In addition, among other things, these modifications will result in the Company receiving the ten-year extension of the agreement to 2016, provided that it makes an investment in new gaming facilities that exceeds the sum of approximately US$3,000,000 plus

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

the net income generated by Casino Magic Argentina in 2003 through 2006. The Company currently has cash of approximately US$3,000,000 held in Argentine banks that is not needed for day-to-day operations. The Company anticipates entering into a written agreement reflecting the understanding with the Province in the second quarter. Under the understanding with the Province the concession agreement will be extended for an additional five years through 2021, if the Company invests at least 5,000,000 pesos in new hotel facilities.

The unamortized gaming license costs related to Casino Magic Argentina as of December 31, 2001 and 2002 were $4,949,000 and $2,079,000 (which amounts reflect the translation adjustment for Casino Magic Argentina assets and liabilities), respectively, and amortization expense was $237,000 and $354,000 for the years ended December 31, 2001 and 2002, respectively. Accumulated amortization was $903,000 and $1,257,000 at December 31, 2001 and 2002, respectively.

Boomtown Bossier City    In connection with the acquisition of Casino Magic Corp. in 1998, a portion of the purchase price was allocated to the Louisiana gaming license, which license permits the Company to conduct the gaming operations of Boomtown Bossier City. Through December 31, 2001, the cost of the gaming license was being amortized on the straight-line method over twenty-five years. In connection with the implementation of SFAS No. 142 effective January 1, 2002, the Company no longer amortizes the gaming license as the Company has classified such asset as a non-amortizing intangible asset with an indefinite useful life based on management’s assessment that no legal, regulatory, contractual, competitive, economic or other factors limit the useful life of the gaming license. In accordance with the guidance provided by SFAS No. 142, this assessment is based on the following pertinent factors: (i) the Company currently expects to use the gaming license indefinitely; (ii) no other related assets of the Company limit the useful life of the gaming license; (iii) the Company believes that it will continue to be able to renew the Bossier City license every five years without substantial cost or material modification, based in part upon the historic renewal experience of the Company and other holders of Louisiana casino licenses; (iv) because the Louisiana gaming industry is relatively mature and stable, and the exclusivity of Louisiana gaming licenses is currently protected by law, the Company believes that there are no known effects of obsolescence, demand, competition or other economic factors that limit the economic life of the Bossier City gaming license; and (v) the Company is not required to make any significant expenditures to maintain the Company’s intangible Bossier City license rights.

Based on the classification of the gaming license as a non-amortizing intangible asset and pursuant to the implementation of SFAS No. 142, there was no gaming license amortization expense related to the Boomtown Bossier City license in 2002. Amortization expense in each of 2000 and 2001 was $1,602,000. The remaining net book value of the Boomtown Bossier City gaming license as of December 31, 2002 is $19,865,000.

Adoption of SFAS No. 142    In June 2001, the Financial Accounting Standards Board issued SFAS No. 142, which was effective January 1, 2002, for the Company. SFAS No. 142 requires, among other things, that goodwill and other intangible assets with indefinite lives no longer be amortized, but rather be subject to at least an annual assessment for impairment by applying a fair-value-based test.

The Company implemented SFAS No. 142 effective January 1, 2002. During the three months ended March 31, 2002, the Company recorded a transition adjustment impairment

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

charge of $56,704,000, including a goodwill impairment charge of $49,169,000 related to Casino Magic Biloxi, Boomtown Bossier City and Casino Magic Argentina and gaming license impairment charge of $7,535,000 (net of an income tax benefit of $4,239,000). In accordance with SFAS No. 142, such transition-adjustment charge was classified as a cumulative effect of a change in accounting principle, net of the income tax benefit.

The gaming license impairment charge was determined under the “relief from royalty” principle. This principle indicates that a license should not have a carrying value on the balance sheets if the licensee did not have to pay a significant fee to the licensing authority for the initial license and that law and common practice does not have significant fees for anticipated license renewals. While the Company does pay significant gaming taxes, it does not pay specific significant license fees except for the investigative and similar costs. The carrying amount of such licenses prior to the recent impairment charge resulted from an acquisition of the facility and was therefore similar to goodwill in nature.

The goodwill impairment results from the calculation of the fair value of Casino Magic Biloxi, Boomtown Bossier City and Casino Magic Argentina. The properties’ fair values were determined by averaging the values indicated by the market and income approaches. The market approach utilizes an analysis of publicly traded companies considered comparable to the Company with regard to service, performance and markets. The income approach requires a projection of future discounted earning capacity of the Company. The properties’ fair values were allocated to the properties’ tangible and intangible assets, net of working capital, until the fair values were completely allocated. The recorded impairment is the resulting difference between the carrying value of the property (including intangible assets) and its fair value, net of working capital.

Under these new rules, any future acquired intangible asset will be separately recognized if the benefit of the intangible is obtained through contractual or other legal rights, or if the intangible asset can be sold, transferred, licensed, rented, or exchanged, regardless of the acquirer’s intent to do so. Intangible assets with finite lives will be amortized over their useful lives.

PINNACLE ENTERTAINMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following summarizes the goodwill and gaming licenses activities between December 31, 2001 and December 31, 2002:

	Balance as of December 31, 2001	Less Impairment Losses(a)	Less Foreign Currency Adjustment and Amortization Expense(b)	Balance as of December 31, 2002
	(in thousands)
Goodwill:
Boomtown New Orleans	$11,140	$0	$0	$11,140
Boomtown Reno	8,418	0	0	8,418
Casino Magic Biloxi	18,609	(18,609)	0	0
Boomtown Bossier City	19,320	(19,320)	0	0
Casino Magic—Argentina	11,240	(11,240)	0	0

	$68,727	$(49,169)	$0	$19,558

Gaming Licenses:
Boomtown Bossier City non-amortizing gaming license (a)	$31,639	$(11,774)	$0	$19,865
Casino Magic Argentina amortizing gaming license (b)	4,949	0	(2,870)	2,079

Cumulative gaming licenses	$36,588	$(11,774)	$(2,870)	$21,944

(a)	The Boomtown Bossier City gaming license impairment loss of $11,774,000 is before any income tax benefit from such loss. Net of the income tax benefit of $4,239,000, the cumulative impairment charges due to the implementation of SFAS No. 142 are $56,704,000.
(b)	Reflects the foreign currency translation adjustment of approximately $2,503,000 and additional accumulated amortization of $367,000 related to the Casino Magic Argentina gaming license.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table sets forth the pro forma effect of the adoption of SFAS No. 142:

	For the year ended December 31,
	2000	2001
	(in thousands, except per share data)
Pro forma adjusted net income (loss)
Reported net income (loss)	$76,839	$(28,649)
Goodwill amortization expense, net of income taxes	1,939	1,820
Boomtown Bossier City gaming license amortization expense, net of income taxes	1,025	1,025

Pro forma adjusted net income (loss)	$79,803	$(25,804)

Per share pro forma adjusted net income (loss)—basic
Per share reported net income (loss)	$2.92	$(1.11)
Per share goodwill amortization expense, net of income taxes	0.07	0.07
Per share Boomtown Bossier City gaming license amortization expense, net of taxes	0.04	0.04

Per share pro forma adjusted net income (loss)	$3.03	$(1.00)

Per share pro forma adjusted net loss—diluted
Per share reported net income (loss)	$2.80	$(1.11)
Per share goodwill amortization expense, net of income taxes	0.07	0.07
Per share Boomtown Bossier City gaming license amortization expense, net of taxes	0.04	0.04

Per share pro forma adjusted net income (loss)	$2.91	$(1.00)

Number of shares—basic	26,335	25,814
Number of shares—diluted	27,456	25,814

Note 3—Property, Plant and Equipment

Property, plant and equipment held at December 31, 2001 and 2002 consisted of the following:

	December 31,
	2001(a)	2002(a)
	(in thousands)
Land and land improvements	$106,643	$110,545
Buildings	327,864	327,990
Equipment	196,708	243,000
Vessel and barges	112,029	115,222
Construction in progress	12,129	2,958

	755,373	799,715
Less accumulated depreciation	179,074	213,632

	$576,299	$586,083

(a)	Excludes $18,285,000 and $12,160,000 of assets held for sale as of December 31, 2001 and 2002, respectively (see Note 4).

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Depreciation expense for the years ended December 31, 2000, 2001, and 2002 was $39,635,000, $43,595,000 and $44,724,000, respectively.

Note 4—Assets Held For Sale

At December 31, 2002 assets held for sale consisted of 97 acres of unimproved land adjacent to the Hollywood Park Race Track in Inglewood, California (the “Inglewood Land”). In June 2002, the Company entered into an agreement for the sale of 60 acres for $36,000,000 in cash, before income taxes, to Rothbart Development Corporation. The close of escrow is scheduled for the second half 2003, subject to the buyer obtaining the necessary entitlements to develop the land. In addition, the buyer has the right to extend the close of escrow under certain circumstance. The Company has also entered into an agreement to sell the remaining 37 acres for $22,200,000 in cash, before income taxes, to a regional home builder. The close of this escrow is scheduled for the second half of 2003, again subject to the buyer obtaining the necessary entitlements to develop the land. The approximate book value of the 97 acres of real property as of December 31, 2002 was $12,160,000.

Assets held for sale at December 31, 2001 consisted primarily of the Inglewood Land and the Crystal Park Casino in Compton, California. The Inglewood Land is included in corporate assets, while the Crystal Park Casino is included in the card clubs segment. Although the Company continues to seek a suitable buyer for the Crystal Park Casino, it was not successful in doing so during 2002 on terms acceptable to the Company and has reclassified the Casino to Property, Plant and Equipment at December 31, 2002.

Note 5—Expansion and Development

Lake Charles Project    In October 2001, the Company was selected by the Louisiana Gaming Control Board (the “Gaming Control Board”) to receive the fifteenth and final gaming license that can be issued under current law in Louisiana. The Company plans to build a destination resort that will include approximately 700 guestrooms (including suites), approximately 28,000 square feet of meeting space, five restaurants serving regional cuisine, a championship golf course, an expansive outdoor pool area, retail shops and a full-service spa. The dockside casino riverboat will be on one level, surrounded on three sides by the hotel and restaurant. The casino is expected to have over 1,500 slot machines and 60 table games.

Issuance of the license is subject to continued compliance with certain conditions finalized with the Gaming Control Board in November 2001, including, but not limited to: (i) submitting the major construction contracts in March 2003 (ii) demonstrating the financial resources to commence the project within ten days of the Gaming Control Board’s approval of the construction contracts; (iii) beginning construction within thirty days of the Gaming Control Board’s approval of the construction contracts (subject to customary permitting and U.S. Army Corp of Engineer approval); (iv) completing the project within 18 months of beginning construction; and (v) other construction milestone dates. Conditions satisfied in 2002 include, but are not limited to: (i) approval of the project by local voters; (ii) setting aside $22,500,000 into a short term investment account (to be used only for the project once construction commences); and (iii) approval of the detailed design plans from the Gaming Control Board. It is anticipated that the Gaming Control Board will complete its review of the construction contracts in the second quarter of 2003.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company believes the necessary approvals required to commence construction, and continue to satisfy the conditions of the Gaming Control Board, will be obtained in the second quarter of 2003. However, there are no assurances that the Company will be successful in obtaining all necessary approvals, or continue to satisfy the conditions. In the event the Company does not meet all of the conditions, the Gaming Control Board may retract their selection of the Company for the fifteenth license.

In August 2002, the Company exercised its option to lease from the Lake Charles Harbor and Terminal District (the “District”) 227 acres of unimproved land upon which the project will be constructed. Effectiveness of the lease agreement is subject to the satisfaction of various conditions, including obtaining all of the necessary permits and approvals to construct the project. The lease calls for annual payments of $835,600, commencing upon opening of the resort complex, with a maximum annual increase thereafter of 5%. The lease will have an initial term of ten years, commencing on the opening of the resort casino, with six renewal options of ten years each. In addition, the Company entered into a Cooperative Endeavor Agreement with the City of Lake Charles, Calcasieu Parish and the District requiring the Company to make infrastructure improvements, including, among other things, a road extension and utility improvements, and pay non-specific impact fees, which, collectively, are expected to approximate $11,400,000. The Company has included such obligations in the $325,000,000 project budget. The Company also entered into an option to lease an additional 75 acres of unimproved land adjacent to the 227 acres. The lease option is for a one-year period, with three one-year renewal options, at a cost of $37,500 per option period. The terms of the lease, if the option were exercised, would be substantially similar to the terms of the lease for the 227 acres.

All costs incurred by the Company related to obtaining this license have been expensed as incurred.

Belterra    In February 2003, the Company broke ground on a $37,000,000 expansion project at the Belterra Casino Resort that will add 300 guestrooms, for a total of 608, and will also give the property approximately 33,000 square feet of meeting and conference space, a year-round swimming pool and other amenities. As part of the Settlement Agreement with the Indiana Gaming Commission in August 2002, the Company agreed to complete this project by July 2004 and placed $5 million into a separate escrow account (see Note 11) that will be released back to the Company upon opening the new hotel tower. The Company does not anticipate significant construction disruption to its existing operations during the construction of this expansion, which is expected to be completed in the first half of 2004.

Note 6—Asset Write-downs and Impairments

In 2002, the Company wrote-off $2,753,000 of design and architecture plans, incurred in earlier years, for a casino riverboat and hotel tower at Boomtown Bossier City and a parking garage at Casino Magic Biloxi, projects that are not being pursued at the present time.

In 2001, the Company, under provisions of SFAS No. 121, determined that it would not be able to recover the net book value of the Crystal Park Casino card club on an undiscounted cash flow basis, as it had agreed to reduce the monthly rent paid by the tenant from $100,000 to $20,000 per month. As such, the Company recorded an impairment write-down of the long-lived assets at Crystal Park Casino card club of $20,358,000 representing the difference between its

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

net book value of $26,358,000 and its estimated fair value less estimated costs to sell. Fair value was determined by management based on current real estate and market conditions of the property. In addition, the Company determined it would not be able to recover the net book value of an unused riverboat at Boomtown New Orleans and recorded an impairment write-down of approximately $1,808,000 representing the difference between its net book value of $1,932,000 and its estimated fair value less estimated selling costs. Fair value of the riverboat was based upon offers to purchase the asset for salvage value. The riverboat was sold in 2002 for a modest gain. Finally, in 2001, a breakwater and other assets at Casino Biloxi were written-down and the Company recorded an asset impairment charge of approximately $1,364,000.

Note 7—Assets Sold

Note Receivable    In 2001, the Company realized a pre-tax gain of approximately $639,000 from the early collection from a Native American tribe of a $6,300,000 note receivable and related agreements.

Casino and Race Track Sales    In August 2000, the Company completed the sale of two of its casinos in Mississippi, Casino Magic Bay St. Louis and Boomtown Biloxi, for $195,000,000 in cash. The after-tax gain from these sales was approximately $35,538,000. In June 2000, the Company completed the sale of Turf Paradise, a horse racetrack in Phoenix, Arizona, for $53,000,000 in cash. The after-tax gain from the sale was approximately $21,262,000. 2000 condensed results of operations before income taxes for sold operations were:

	Casino Sale(a) 2000	Track Sale(b) 2000
	(in thousands)
Revenues(c)	$93,668	$10,665
Expenses	76,417	7,628

Operating income	17,251	3,037
Interest expense (income)	90	(49)

Income before income taxes	$17,161	$3,086

(a)	For the period January 1, 2000 to August 8, 2000, date of sale.
(b)	For the period January 1, 2000 to June 13, 2000, date of sale.
(c)	Revenues for the Casino sale include proceeds from the settlement of a business interruption claim of approximately $1,204,000 related to hurricane damage and casino closure in September 1998.

Land Sale    In March 2000, the Company completed the sale of approximately 42 acres of surplus land in Inglewood, California for $24,200,000 in cash. The after tax gain from this sale was approximately $15,322,000.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 8—Secured and Unsecured Notes Payable

Notes payable at December 31, 2001 and 2002 consisted of the following:

	December 31,
	2001	2002
	(in thousands)
Secured notes payable, Credit Facility	$0	$0
Unsecured 9.25% Notes	350,000	350,000
Unsecured 9.5% Notes	125,000	125,000
Hollywood Park-Casino debt obligation	18,847	16,866
Other secured notes payable	2,407	1,482
Other unsecured notes payable	893	150

	497,147	493,498
Less current maturities	3,654	2,419

	$493,493	$491,079

Secured Notes Payable, Bank Credit Facility    Subsequent to December 31, 2002, the Company secured underwriting agreements from a group of lenders for a $225,000,000 amended and restated bank credit facility. As of December 31, 2001 and 2002, the Company maintained a reducing revolving bank credit facility with a syndicate of banks in the amount of $110,000,000 (the “Credit Facility”). The Credit Facility expires December 31, 2003 and has scheduled commitment reductions of $6,667,000 on March 31, 2003 and $16,667,000 on each June 30 and September 30, 2003. During 2001, the commitment was reduced to the existing $110,000,000 from a balance of $170,000,000 at December 31, 2000. The Credit Facility has remained unused since February 1999. The Credit Facility provides for letters of credit up to $30,000,000 and swing line loans of up to $10,000,000.

Interest rates on borrowings under the Credit Facility are determined by adding a margin, which is based upon the Company’s debt to cash flow ratio (as defined in the Credit Facility), to either the LIBOR rate or Prime Rate (at the Company’s option). The Company also pays a quarterly commitment fee on the unused balance of the Credit Facility. The Credit Facility allows for interest rate swap agreements or other interest rate protection agreements. Presently, the Company does not use such financial instruments.

In 2001, the Company and the bank syndicate executed Amendments No. 5 and No. 6, which, among other things: (i) amended various financial covenant ratios to be more consistent with current operations, (ii) allowed for certain capital expenditures, including the Lake Charles project and Bossier City expansion, (iii) suspended any additional stock repurchase activity and, (iv) required the Company to utilize its cash (other than working capital and casino cash) prior to drawing on the facility.

Unsecured 9.25% and 9.5% Notes    In February of 1999, the Company issued $350,000,000 principal amount of 9.25% Senior Subordinated Notes due 2007 (the “9.25% Notes”), the proceeds from which were used to pay the outstanding borrowings on the Credit Facility, to fund current capital expenditures, and for other general corporate purposes.

PINNACLE ENTERTAINMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In August of 1997, the Company issued $125,000,000 principal amount of 9.5% Senior Subordinated Notes due 2007 (the “9.5% Notes”). On January 29, 1999, the Company received the required number of consents to modify selected covenants associated with the 9.5% Notes. Among other things, the modifications lowered the required minimum consolidated coverage ratio for debt assumption and increased the size of allowed borrowings under the Credit Facility. The Company paid a consent fee of $50 per $1,000 principal amount of the 9.5% Notes which, combined with other transactional expenses, is being amortized over the remaining term of the 9.5% Notes.

The 9.25% and 9.5% Notes are redeemable, at the option of the Company, in whole or in part, on the following dates, at the following premium-to-face values:

9.25% Notes redeemable:		9.5% Notes redeemable:
After February 14,	at a premium of	After July 31,	at a premium of
2003	104.625%	2002	104.750%
2004	103.083%	2003	102.375%
2005	101.542%	2004	101.188%
2006	100.000%	2005	100.000%
2007	maturity	2006	100.000%
		2007	Maturity

Both the 9.25% and the 9.5% Notes are unsecured obligations of the Company, guaranteed by all material restricted subsidiaries of the Company, as defined in the indentures. The Casino Magic Argentina subsidiaries do not guaranty the debt. The indentures governing the 9.25% and 9.5% Notes, as well as the Credit Facility, contain certain covenants limiting the ability of the Company and its restricted subsidiaries to incur additional indebtedness, issue preferred stock, pay dividends or make certain distributions, repurchase equity interests or subordinated indebtedness, create certain liens, enter into certain transactions with affiliates, sell assets, issue or sell equity interests in its subsidiaries, or enter into certain mergers and consolidations. The Company is permitted, under both indentures, to amend, restate, modify or refinance its Credit Facility to a maximum of $350,000,000 of such debt outstanding. It is also permitted to put up to 50% of its undeveloped real estate, measured in acres, into an unrestricted subsidiary. The proceeds of any subsequent sale of the such land would also remain unrestricted. The Inglewood land currently under contracts to be sold comprises less than half of the Company’s undeveloped land. As of December 31, 2002, and based on quoted market values, the fair values of the 9.25% and 9.5% Notes are approximately $311,500,000 and $111,875,000, respectively. As of December 31, 2002, the Company was in compliance with the indenture covenants.

Redemption of Casino Magic 13% Notes    In August 2000, the Company redeemed the Casino Magic 13% First Mortgage Notes at a redemption price of 106.5%. Upon deposit of principal, premium and accrued interest for such redemption, Casino Magic of Louisiana satisfied all conditions required to discharge its obligations under the indenture. In connection with the redemption, the Company recorded a loss on the early extinguishment of debt of $4,146,000 and a related tax benefit of $1,493,000. The loss on the early extinguishment of debt represents the payment of the redemption premium and the write-off of deferred finance and premium costs. Following the redemption, Casino Magic of Louisiana became a guarantor of the Credit Facility, the 9.25% Notes and the 9.5% Notes.

PINNACLE ENTERTAINMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Hollywood Park-Casino Debt Obligation    In connection with the disposition of the Hollywood Park-Casino to Churchill Downs and sublease to a third-party operator in September 1999, the Company recorded a long-term lease obligation of $23,000,000 (equal to the Company’s gross investment in the lease). Annual lease payments to Churchill Downs of $3,000,000 are applied as a reduction of principal and interest expense. The debt obligation is being amortized, based on the effective interest method, over 10 years (the initial lease term with Churchill Downs). The Company’s net investment in the Hollywood Park-Casino is $19,550,000 and $18,017,000 at December 31, 2001 and 2002, respectively, and is included in Property, Plant and Equipment on the accompanying Consolidated Balance Sheets.

Annual Maturities    As of December 31, 2002, annual maturities of secured and unsecured notes payable (including the long-term lease obligation related to the Hollywood Park-Casino) are as follows:

(in thousands)
Year ending December 31:
2003	$3,296
2004	3,103
2005	3,107
2006	3,062
2007	478,149
Thereafter	6,765

497,482
Less interest related to the long term lease obligation	(3,984)

$493,498

Note 9—Lease Obligations

The Company has certain long term operating lease obligations, including corporate office space, land at Belterra Casino Resort, office equipment and gaming equipment. Minimum lease payments required under operating leases that have initial terms in excess of one year as of December 31, 2002 are as follows:

(in thousands)
Period:
2003	$7,383
2004	5,617
2005	5,361
2006	4,851
2007	3,798
Thereafter	13,200

$40,210

Total rent expense for these long-term lease obligations for the years ended December 31, 2000, 2001 and 2002 was $7,281,000, $9,488,000 and $6,291,000, respectively.

PINNACLE ENTERTAINMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company is also a party to a number of cancelable slot participation arrangements at its various casinos, which arrangements are customary for casino operations. The arrangements consist of either a fixed rent agreement on a per day basis or a percentage of each slot machines’ gaming revenue, generally payable at month-end. Slot participation expense was $7,048,000, $9,539,000 and $16,273,000 for the years ended December 31, 2000, 2001 and 2002, respectively.

Note 10—Income Taxes

The composition of the Company’s income tax expense (benefit) for the years ended December 31, 2002, 2001 and 2000 was as follows:

	Current	Deferred	Total
	(in thousands)
Year ended December 31, 2002:
U.S. Federal	$(5,648)	$(3,287)	$(8,935)
State	86	(2,457)	(2,371)
Foreign	922	0	922

	$(4,640)	$(5,744)	$(10,384	)(a)

Year ended December 31, 2001:
U.S. Federal	$(3,866)	$(16,200)	$(20,066)
State	(607)	(2,546)	(3,153)
Foreign	1,313	0	1,313

	$(3,160)	$(18,746)	$(21,906)

Year ended December 31, 2000:
U.S. Federal	$52,545	$(10,119)	$42,426
State	8,249	(2,125)	6,124
Foreign	2,353	0	2,353

	$63,147	$(12,244)	$50,903

(a)	Includes $4,238,000 of tax benefit of cumulative change in accounting principle (see Note 2).

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table reconciles the Company’s income tax expense to the federal statutory tax rate of 35%:

	For the years ended December 31
	2000	2001	2002
	(in thousands)
Federal income tax expense (benefit) at the statutory rate	$44,668	$(17,694)	$(6,675)
State income taxes, net of federal tax benefits	6,124	(2,781)	(1,541)
Other expenses (income)	111	3,173	2,070
Reduction in valuation allowance	0	(4,604)	0

Income tax expense (benefit) before cumulative effect of a change in accounting principle	50,903	(21,906)	(6,146)
Tax benefit of cumulative effect of a change in accounting principle	0	0	(4,238)

Income tax (benefit) expense	$50,903	$(21,906)	$(10,384)

At December 31, 2001 and 2002, the tax effects of temporary differences that gave rise to significant portions of the deferred tax assets and deferred tax liabilities were:

	For the years ended December 31,
	2001	2002
	(in thousands)
Deferred tax assets—current:
Workers’ compensation insurance reserve	$487	$298
General liability insurance reserve	75	535
Vacation and sick pay accrual	1,390	1,464
Legal and merger costs	1,840	1,640
Other	920	1,612

Net current deferred tax assets	$4,712	$5,549

Deferred tax assets—non-current:
Net operating loss carry-forwards	$9,042	$8,346
Excess tax basis over book value of acquired assets	11,736	6,504
Asset impairment write-downs	9,454	8,043
Los Angeles revitalization zone tax credits	9,967	9,967
Other	0	11,036
Less Valuation Allowance	(9,500)	(9,500)

	30,699	34,396
Deferred tax liabilities—non-current:
Depreciation, amortization, pre-opening expenses and others	(53,385)	(47,383)

Net non-current deferred tax liabilities	$(22,686)	$(12,987)

Prior to 2000, the Company earned a substantial amount of California tax credits related to the ownership and operation of the Hollywood Park Race Track and Hollywood Park-Casino as

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

well as the ownership of the Crystal Park Card Club Casino, which were located in the Los Angeles Revitalization Tax Zone (LARZ). As of December 31, 2002, the Company had approximately $9,967,000 of Los Angeles Revitalization Zone (“LARZ”) tax credits. The LARZ tax credits can only be used to reduce certain California tax liabilities. A valuation allowance has been recorded with respect to the LARZ tax credits because the Company may not generate enough income subject to California tax to utilize the credits before they expire. The amount subject to carry-forward of these unused California tax credits (net of valuation allowance) was approximately $967,000. The LARZ credits will expire between 2007 to 2012.

During the year ended December 31, 2002, the Company incurred an approximate $48,675,000 federal net operating loss (“NOL”). The Company intends to carry-back the 2002 NOL to earlier years and is expected to receive a federal tax refund of a minimum of $6,000,000, to be received in 2003. As a result of the NOL carry-back, tax credits of approximately $11,000,000 will be available for carry-forwards to offset future federal taxes.

For the years ended 2001 and 2002, the Company received net cash tax refund of $23,088,000 and $2,370,000, respectively. For the year 2000, due to substantial asset sales in 1999 and 2000, the Company paid cash taxes of $64,600,000.

In October 2002, the Company settled with the Internal Revenue Service with respect to its examination of the Casino Magic entities for the income tax period 1992 through 1996, resulting in a final tax and interest payment of $4,230,000 that had been accrued in prior years. At December 31, 2002, the Company’s federal net operating loss (“NOL”) carry-forwards remaining from the Casino Magic acquisition in 1998 are approximately $12,157,000 net of the IRS audit adjustments. The NOL carry-forwards expire on various dates through 2018. The Company’s use of Casino Magic’s NOL carry-forwards is subject to restrictions imposed by Section 382 of the Internal Revenue Code.

Note 11—Commitments and Contingencies

Indiana Regulatory Settlement and Related Costs    In 2002 the Company incurred estimated regulatory, legal and other settlement costs of $6,609,000 in connection with an investigation by the Indiana Gaming Commission into events surrounding, and claims underlying, lawsuits filed by two former Belterra Casino Resort employees and events surrounding a golf tournament held in 2001. The lawsuits were settled during 2002.

In August 2002, the Company entered into a settlement agreement with the Indiana Gaming Commission. The Company agreed, among other things, to pay a fine of $2,260,000; suspend gaming operations at the Belterra Casino Resort for three days in October 2002; pay estimated wages, tips, taxes and community development fees that would have been paid had the operation not been closed during the three-day closure period; build a new 300-guestroom tower by July 2004; and establish a new compliance committee of the Company’s Board of Directors. Except for the guestroom tower, which is under construction, all elements of the settlement agreement have been completed.

The Company also placed $5,000,000 into an escrow account to ensure the completion of the new guestroom tower by July 2004, at which time the funds will be released back to the Company. In the event the Company does not complete the tower by July 29, 2004 (subject to

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

extension for events beyond the Company’s control upon approval by the Indiana Gaming Commission), the $5,000,000 escrowed funds will be paid to the Indiana Gaming Commission.

Settlement costs in 2002 include the fine, investigation costs, estimated severance and settlement with former officers and estimated legal and other related costs. The estimated costs may be subject to revision upon final disposition of these matters after December 31, 2002.

Employment and Severance Agreement    The Company has employment agreements with four officers (including one whose employment began in January 2003) and three other key employees. The agreements grant the employee the right to receive his annual salary, and in some cases, a guaranteed incentive compensation, for up to the balance of the contract periods which have expiration dates between May 2003 and September 2007, plus extension of certain benefits and the immediate vesting of certain stock options, if the Company terminates the employee without cause or if the employee terminates the contract for good reason (both as defined in the employment agreement). The agreements have expiration dates between May 2003 and September 2007. In the event of a change in control (as defined in the employment agreement), followed by a diminution of duties, failure to pay a minimum bonus level during the first twelve months of the change of control, or termination (each a “Severance Trigger”), the employee is entitled to receive in some cases one year’s salary, and for others the remaining portion of the contract amount including the guaranteed incentive compensation, plus extension of certain benefits and the immediate vesting of all stock options. In the case of the Company’s CEO, the Severance Trigger is not applicable. At December 31, 2002, the maximum contingent liability for salary and incentive compensation under these agreements was approximately $8,587,000.

City Annexation Costs    During 2002, the 569 acres owned by the Company at Boomtown Reno, of which approximately 60 acres are currently used in the operation, were annexed into the City of Reno, Nevada. The City has contracted the design for an extension of the municipal sewer line to the Boomtown property. The Company estimates the sewer hook-up fees to Boomtown could approximate $1,500,000. When the project is completed in 2004 the annual sewer service fee could be approximately $250,000 higher than the costs incurred in 2002 to operate the Company’s own sewage treatment plant. In addition, the Company anticipates the annual city licenses and taxes will be an additional $350,000 over such costs before the annexation. The determination of the final hook-up fees, the annual sewer service fees, licenses and city taxes will be determined by various factors in the future. At the time Boomtown Reno is connected to the municipal sewer system, it will cease to operate the existing sewer treatment plant on the property. The annexation of the property by the City of Reno and the extension of city services, particularly sewage treatment capability, make it considerably more feasible to develop the Company’s surplus land. The Company has not determined whether it will develop such land itself, sell such land to others who may develop it, or a combination of the two.

Construction Commitments    The Company is in the early stages of developing and building projects in Louisiana and Indiana, described in Note 5. The total costs of such projects are estimated to be $362,000,000, inclusive of capitalized interest and pre-opening costs. At December 31, 2002, the Company had expended approximately $4,446,000 of this amount and had entered into agreements related to design, development and construction for approximately $10,023,000.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Self Insurance Reserves    The Company self-insures various levels of general liability, property, workers’ compensation and medical coverage. Insurance reserves include accruals of estimated settlements for known claims, as well as accruals of estimates of incurred but not reported claims.

Legal

Astoria Entertainment Litigation    In November 1998, Astoria Entertainment, Inc. filed a complaint in the United States District Court for the Eastern District of Louisiana. Astoria, an unsuccessful applicant for a license to operate a riverboat casino in Louisiana, attempted to assert a claim under the Racketeer Influenced and Corrupt Organizations Act (“RICO”), seeking damages allegedly resulting from its failure to obtain a license. Astoria named several companies and individuals as defendants, including Hollywood Park, Inc. (the predecessor to Pinnacle Entertainment), Louisiana Gaming Enterprises, Inc. (“LGE”), a wholly-owned subsidiary of Pinnacle Entertainment, and an employee of Boomtown, Inc. The Company believed the RICO claim against it had no merit and, indeed, Astoria voluntarily dismissed its RICO claim against Hollywood Park, LGE, and the Boomtown employee.

On March 1, 2001, Astoria amended its complaint. Astoria’s amended complaint added new legal claims, and named Boomtown, Inc. and LGE as defendants. Astoria claims that the defendants (i) conspired to corrupt the process for awarding licenses to operate riverboat casinos in Louisiana, (ii) succeeded in corrupting the process, (iii) violated federal and Louisiana antitrust laws, and (iv) violated the Louisiana Unfair Trade Practices Act. The amended complaint asserts that Astoria would have obtained a license to operate a riverboat casino in Louisiana, but for these alleged improper acts. On August 21, 2001, the court dismissed Astoria’s federal claims with prejudice and its state claims without prejudice. On September 21, 2001, Astoria appealed those dismissals to the U.S. Court of Appeals for the Fifth Circuit. On October 3, 2001, Boomtown, Inc. and LGE filed a cross-appeal on the grounds that the state claims should have been dismissed with prejudice. Astoria subsequently voluntarily dismissed its appeal. In May 2002, Astoria refiled its state claims in the Civil District Court for the Parish of Orleans, Louisiana. On January 7, 2003, the Fifth Circuit Court of Appeals affirmed the lower court’s dismissal of plaintiff’s state law claims without prejudice. While the Company cannot predict the outcome of this litigation, management intends to defend it vigorously.

Poulos Lawsuit    A class action lawsuit was filed on April 26, 1994, in the United States District Court, Middle District of Florida (the “Poulos Lawsuit”), naming as defendants 41 manufacturers, distributors and casino operators of video poker and electronic slot machines, including Casino Magic. The lawsuit alleges that the defendants have engaged in a course of fraudulent and misleading conduct intended to induce people to play such games based on false beliefs concerning the operation of the gaming machines and the extent to which there is an opportunity to win. The suit alleges violations of RICO, as well as claims of common law fraud, unjust enrichment and negligent misrepresentation, and seeks damages in excess of $6 billion. On May 10, 1994, a second class action lawsuit was filed in the United States District Court, Middle District of Florida (the “Ahern Lawsuit”), naming as defendants the same defendants who were named in the Poulos Lawsuit and adding as defendants the owners of certain casino operations in Puerto Rico and the Bahamas, who were not named as defendants in the Poulos Lawsuit. The claims in the Ahern Lawsuit are identical to the claims in the Poulos Lawsuit. Because of the similarity of parties and claims, the Poulos Lawsuit and Ahern Lawsuit were consolidated into one case file (the “Poulos/Ahern Lawsuit”) in the United States District Court, Middle District of Florida. On December 9, 1994 a motion by the defendants for change of

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

venue was granted, transferring the case to the United States District Court for the District of Nevada, in Las Vegas. In an order dated April 17, 1996, the court granted motions to dismiss filed by Casino Magic and other defendants and dismissed the complaint without prejudice. The plaintiffs then filed an amended complaint on May 31, 1996 seeking damages against Casino Magic and other defendants in excess of $1 billion and punitive damages for violations of RICO and for state common law claims for fraud, unjust enrichment and negligent misrepresentation.

At a December 13, 1996 status conference, the Poulos/Ahern Lawsuit was consolidated with two other class action lawsuits (one on behalf of a smaller, more defined class of plaintiffs and one against additional defendants) involving allegations substantially identical to those in the Poulos/Ahern Lawsuit (collectively, the “Consolidated Lawsuits”) and all pending motions in the Consolidated Lawsuits were deemed withdrawn without prejudice. The plaintiffs in the Consolidated Lawsuits filed a consolidated amended complaint on February 14, 1997, which the defendants moved to dismiss. On December 19, 1997, the court granted the defendants’ motion to dismiss certain allegations in the RICO claim, but denied the motion as to the remainder of such claim; granted the defendants’ motion to strike certain parts of the consolidated amended complaint; denied the defendants’ remaining motions to dismiss and to stay or abstain; and permitted the plaintiffs to substitute one of the class representatives. On January 9, 1998, the plaintiffs filed a second consolidated amended complaint containing claims nearly identical to those in the previously dismissed complaints. The defendants answered, denying the substantive allegations of the second consolidated amended complaint. On June 21, 2002, the court denied plaintiffs’ motion for class certification. On July 11, 2002, the plaintiffs’ filed a petition for permission to appeal the court’s denial of the plaintiffs’ motion for class certification. On August 15, 2002, the United States Court of Appeals for the Ninth Circuit granted plaintiffs’ petition. On August 23, 2002, the plaintiffs filed their notice of appeal with the U.S. District Court for the District of Nevada.

The claims are not covered under the Company’s insurance policies. While the Company cannot predict the outcome of this action, management intends to defend it vigorously.

Casino America Litigation    On or about September 6, 1996, Casino America, Inc. commenced litigation in the Chancery Court of Harrison County, Mississippi, Second Judicial District, against Casino Magic Corp., and James Edward Ernst, its then Chief Executive Officer. In the complaint, as amended, the plaintiff claims, among other things, that the defendants (i) breached the terms of an agreement they had with the plaintiff; (ii) tortuously interfered with certain of the plaintiff’s contracts and business relations; and (iii) breached covenants of good faith and fair dealing they allegedly owed to the plaintiff, and seeks compensatory damages in an amount to be proven at trial as well as punitive damages. On November 30, 1999 the case was transferred to the Circuit Court for the Second Judicial District of Harrison County. The trial began on November 12, 2002. On November 21, 2002, the jury rendered a unanimous verdict in favor of the Company and Ed Ernst. On November 25, 2002, the court entered a judgment in favor of the defendants. On December 5, 2002, plaintiff filed a motion for new trial. On March 11, 2003, the court denied plaintiff’s motion for a new trial. The Company’s insurer has essentially denied coverage of the claim against Mr. Ernst under the Company’s directors and officer’s insurance policy, but has reserved its right to review the matter as to tortuous interference at or following trial. The Company, who is indemnifying Mr. Ernst, believes that the insurer should not be permitted to deny coverage, although no assurances can be given that the insurer will change its position. While the Company cannot predict the outcome of this action, management intends to continue to defend it vigorously if plaintiff appeals the judgment.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Casino Magic Biloxi Patron Incident    On January 13, 2001, three Casino Magic Biloxi patrons sustained injuries as a result of an assault by another Casino Magic Biloxi patron, who then killed himself. Several other patrons sustained injuries while attempting to exit the casino. On August 1, 2001, two of the casino patrons injured during the January 13, 2001 incident filed a complaint in the Circuit Court of Harrison County, Mississippi, Second Judicial District. The complaint alleges that Biloxi Casino Corp. failed to exercise reasonable care to keep its patrons safe from foreseeable criminal acts of third persons and seeks unspecified compensatory and punitive damages. The plaintiffs filed an amended complaint on August 17, 2001. The amended complaint added an allegation that Biloxi Casino Corp. violated a Mississippi statute by serving alcoholic beverages to the perpetrator who was allegedly visibly intoxicated and that Biloxi Casino Corp.’s violation of the statute was the proximate cause of or contributing cause to plaintiffs’ injuries. On March 20, 2002, the third injured victim filed a complaint in the Circuit Court of Harrison County, Mississippi, Second Judicial District. The allegations in the complaint are substantially similar to those contained in the August 1, 2001 lawsuit. The trial for the August 1, 2001 lawsuit has been set for July 21, 2003. No trial date has been set for the subsequent suit. While the Company cannot predict the outcome of these actions, the Company, together with its applicable insurers, intends to defend them vigorously.

Actions by Greek Authorities    In 1995, a subsidiary of Casino Magic Corp., Casino Magic Europe B.V. (“CME”), performed management services for Porto Carras Casino, S.A. (“PCC”), a joint venture in which CME had a minority interest. Effective December 31, 1995, CME, with the approval of PCC, assigned its interests and obligations under the PCC management agreement to a Greek subsidiary, Casino Magic Hellas S.A. (“Hellas”). Hellas issued invoices to PCC for management fees that accrued during 1995, but had not been billed by CME.

In September 1996, local Greek tax authorities in Thessaloniki assessed a penalty of approximately $3.5 million against Hellas, and an equal amount against PCC, arising out of the presentation and payment of the invoices. The Thessaloniki tax authorities asserted that the Hellas invoices were fictitious, representing an effort to reduce the taxable income of PCC.

PCC and Hellas each appealed their respective assessments. The assessment of the fine against PCC was overturned by the Administrative Court of Thessaloniki on December 11, 2000. The court determined that the actions taken by Hellas and PCC were not fictitious but constituted a legitimate business transaction and accordingly overturned the assessment of the fine. Hellas’s appeal was dismissed for technical procedural failures and has not been reinstated; presumably, however, the rationale of the court in the PCC fine matter would apply equally to the Hellas fine matter, assuming the court’s decision is upheld on appeal (see below).

During the first quarter of 2001, the Greek taxing authorities appealed the December 11, 2000 decision by the Administrative Court of Thessaloniki overturning the assessment of the fine against PCC. No hearing date on such appeal has been set.

Under Greek law, shareholders are not liable for the liabilities of a Greek company in which they hold shares, even if the entity is later liquidated or dissolved, and assessments such as the PCC and Hellas fines generally are treated as liabilities of the company. Additionally, all of PCC’s stock was sold to an unrelated company in December of 1996, and the buyer assumed all of PCC’s liabilities. Therefore, management does not expect that this matter will have a materially adverse effect on the financial condition or results of operations of the Company.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In June 2000, Greek authorities issued a warrant to appear at a September 29, 2000 criminal proceeding to Marlin Torguson (a member of the Company’s board of directors and Chairman of the Board of CME in 1995) and Robert Callaway (former Associate General Counsel for the Company and, prior to its acquisition by the Company, CME’s General Counsel). They were charged under Greek law, and convicted inabsentia, as being culpable criminally for corporate misconduct based solely on their status as alleged executive board members of PCC. The Company is advised that they are not, and have never been, managing (active) executive directors of PCC. Accordingly, the Company believes that they were improperly named in the proceedings. The defendants have a right of appeal for a de novo trial under Greek law.

On March 30, 2001, appeals on behalf of Messrs. Torguson and Callaway were filed. The hearing before the three-member Court of Misdemeanors of Thessaloniki was continued. The hearing is currently set to be heard on April 10, 2003.

The Company has been advised that the resolution of the related civil penalties may sometimes resolve criminal issues in Greece. The Company is actively working to resolve the civil and criminal actions related to this matter.

Shareholder Derivative Action    On December 13, 2002, William T. Kelsey, an individual shareholder of the Company, filed a derivative lawsuit purportedly on behalf of the Company against the Company’s former Chairman R.D. Hubbard, former CEO Paul R. Alanis, Chairman and CEO Daniel R. Lee, various other current and former directors of the Company, and against the Company itself as a nominal defendant. The lawsuit, brought in California Superior Court in Los Angeles County, alleges, among other things, breaches of fiduciary duty, negligence, mismanagement and violations of the RICO Act by the defendants in connection with the events surrounding a golf tournament held at the Company’s Belterra Casino Resort in June 2001. The complaint alleges that the Company is entitled to recover unspecified damages in excess of $10 million, plus exemplary, punitive and treble damages and the plaintiff’s fees and costs. The Company has empowered a Special Committee of three independent directors to perform an investigation and determine whether pursuit of this derivative lawsuit is in the best interests of the Company and its shareholders. The Court has entered a stay of the litigation until May to allow the directors to conduct a good faith investigation in this respect.

Alanis Suit    On or about December 3, 2002, Paul Alanis filed a lawsuit against the Company, R. D. Hubbard and Daniel R. Lee, claiming, among other things, wrongful termination and defamation. He seeks unspecified compensatory and punitive damages. On February 11, 2003, the court granted the Company’s motion to send the matter to arbitration, with the exception of the defamation claims against Mr. Lee, and stayed the entire action pending such arbitration. While the outcome of this action cannot be predicted, the Company and Mr. Lee intend to defend it vigorously.

New Hampshire Insurance Company Lawsuit    On July 31, 2000, a collision occurred between the M/V Miss Belterra and the M/V Elizabeth Ann riverboats. On or about August 15, 2002, New Hampshire Insurance Company filed suit against the Company in the U.S. District Court, District of California alleging, among other things, that New Hampshire Insurance Company overpaid the Company in excess of $2 million dollars, on the Company’s business interruption claim arising out of the collision. The plaintiff is seeking restitution of the sums that it has allegedly overpaid the Company, a judicial declaration of the amount, if any, that it has

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

overpaid the Company, a judicial declaration of the rights and duties of the parties and costs of suit. On October 4, 2002, the Company filed an answer, counterclaim and request for jury trial setting claim, among other things, that the plaintiff’s payments to the Company fall short of its obligation by at least $1.75 million, that plaintiff breached its insurance contract, that plaintiff has acted in bad faith and seeking a judicial determination of the respective rights and duties of the parties. The Company has also requested attorneys’ fees, costs of suit and interest. While the Company cannot predict the outcome of this action, it intends to defend it vigorously and pursue its counterclaims.

Other    The Company is party to a number of other pending legal proceedings, though management does not expect that the outcome of such proceedings, either individually or in the aggregate, will have a material effect on the Company’s financial results.

Note 12—Corporate Relocation

In December 2002, the corporate headquarters were moved to Las Vegas, Nevada from Glendale, California. The costs to relocate, including severance payments to employees, costs for the remaining lease term of the Glendale office lease and other moving expenses, were $1,601,000 and were expensed in the fourth quarter of 2002.

Note 13—Employee Benefit Plans

Stock Options Plans    The Company accounts for its stock-based compensation under Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and follows the disclosure provisions of Financial Accounting Standards Board’s Statement of Financial Accounting Standards No. 123 Accounting for Stock-Based Compensation. The Company has four stock option plans (the “Stock Option Plans”) that provide for the granting of stock options to officers, key employees and consultants. The objectives of these plans include attracting and retaining the best personnel, providing for additional performance incentives, and promoting the success of the Company. In 2002, shareholders of the Company adopted the 2002 stock option plan, which provides for the issuance of up to 1,000,000 shares. In 2001, 1996 and 1993, shareholders of the Company adopted stock options plans for the issuance of up to 2,425,000 shares. Except for the provisions governing the number of shares issuable and the provisions which reflect changes in tax and securities laws, the provisions of the plans are substantially similar to one another. In addition, Boomtown, Inc. and Casino Magic Corp. had stock option plans prior to their acquisition by the Company and under terms of each merger, the options in those companies were converted to options in the Company.

The Stock Options Plans are administered and terms of option grants are established by the Board of Directors’ Compensation Committee. Under the terms of the Stock Option Plans, options alone, or coupled with stock appreciation rights, may be granted to select key employees, directors, consultants and advisors of the Company. Options become exercisable ratably over a vesting period as determined by the Compensation Committee and expire over terms not exceeding ten years from the date of grant, and generally one to three months after termination of employment, or one year after the death or permanent disability of the optionee. The purchase price for all shares granted under the Stock Option Plans shall be determined by the Compensation Committee, but in the case of incentive stock options, the price will not be less than the fair market value of the common stock at the date of grant.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2002, there were approximately 213,000 options remaining available for grant under the various stock option plans.

In 2002, the Company granted options for the purchase of 765,801 shares (at an exercise price of $8.45, the then-share price) to the Chairman and CEO of the Company outside the Stock Option Plans. In 1998, the Company granted options for the purchase of 817,500 shares (625,000 at an exercise price of $10.1875, and 192,500 at an exercise price of $18.00) outside of the Stock Option Plans to a group of executives. As of December 31, 2002, 150,000 of the options granted in 1998 outside the plans have been exercised, while 450,000 have been forfeited.

The following table summarizes information related to shares under option and shares available for grant (exclusive of the pre-merger plans discussed below):

	Number Of Shares	Weighted Average Exercise Price
Options outstanding at January 1, 2000	1,689,343 (a)	$12.08
Granted	0	$0.00
Exercised	(99,127)	$13.27
Forfeited	(17,132)	$15.05

Options outstanding at December 31, 2000	1,573,084	$12.13
Granted	595,000	$9.85
Exercised	(40,000)	$9.86
Forfeited	(87,583)	$11.96

Options outstanding at December 31, 2001	2,040,501	$11.52
Granted	2,463,801	$8.08
Exercised	(150,000)	$10.19
Forfeited	(727,534)	$11.70

Options outstanding at December 31, 2002	3,626,768	$9.23

Options exercisable at:
December 31, 2000	995,912	$12.23
December 31, 2001	1,326,257	$12.20
December 31, 2002	1,180,300	$11.18
Weighted-average fair value of options granted during the year:
December 31, 2001	595,000	$5.67
December 31, 2002	2,463,801	$8.08

(a)	Includes options for the purchase of shares issued outside of the Stock Option Plans.

The following table summarizes information about stock options (exclusive of the pre-merger plans discussed below):

	Outstanding		Exercisable
	Number of Shares at Exercise	Weighted Average Exercise Price	Number of Shares at Exercise	Weighted Average Range of 12/31/02 Price
$ 5.95-$10.19	3,010,267	$8.40	721,798	$9.32
$10.65-$14.75	539,001	$12.55	381,002	$17.94
$14.81-$20.25	77,500	$18.29	77,500	$28.16

	3,626,768	$9.23	1,180,300	$11.18

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The weighted average remaining contractual life of the outstanding options (exclusive of the pre-merger plans discussed below) as of December 31, 2002 is approximately 8.26 years.

In addition to the above options to purchase shares, 250,380 shares (all of which are vested and have a weighted average exercise price of $10.01 per share) of Pinnacle Entertainment common stock are issuable upon exercise of options granted under pre-merger stock option plans of Boomtown and 76,305 shares (all of which are vested and have a weighted average exercise price of $28.11 per share) of Pinnacle Entertainment common stock are issuable upon exercise of options granted under pre-merger stock options plans of Casino Magic. Options issued under these plans expire over remaining terms not exceeding 5.5 years.

	Boomtown Pre-Merger Options	Casino Magic Pre-Merger Options
Options outstanding at January 1, 2000	721,074	256,124
Granted	0	0
Exercised	(59,064)	(38,184)
Cancelled	(4,790)	(40,811)

Options outstanding at December 31, 2000	657,220	177,129
Granted	0	0
Exercised	(72,090)	(352)
Cancelled	0	(2,464)

Options outstanding at December 31, 2001	585,130	174,313
Granted	0	0
Exercised	(331,313)	(9,504)
Cancelled	(3,437)	(88,504)

Options outstanding at December 31, 2002	250,380	76,305

Executive Compensation    Non-cash compensation charges of $177,000 for 2002 and $414,000 for each of 2001 and 2000 were incurred in connection with the granting of stock options to certain executives outside the Stock Option Plans in 2002 and 1998. As the options granted outside the plans were subject to shareholder approval, a compensation charge equal to the difference between the stock option exercise price and the share price on date of shareholder approval is calculated and expensed ratably over the shorter of (i) the life of the employee’s service agreement or (ii) the stock option agreement. Charges related to the 1998 option grants concluded in 2001, while the charges related to the 2002 grants will continue through 2006.

Other Benefit Plans    The Company maintains the Pinnacle Entertainment, Inc. 401(k) Investment Plan, as amended and restated, (the “401(k) Plan”). The 401(k) Plan is an employee benefit plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and is intended to be a qualified plan under Section 401(a) of the Internal Revenue Code of 1986, as amended (the “Code”). Employees of the Company who complete 500 Hours of Service within a 12 month period are eligible to participate in the 401(k) Plan; except that employees who are (i) neither citizens nor a residents of the United States and who derive no earned income from the Company, (ii) covered by a collective bargaining agreement, or (iii) individuals whom the Company previously classified as an independent

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

contractor but whom the Internal Revenue Service later determines is a common-law employee are not eligible to participate in the 401(k) Plan. Participants of the 401(k) Plan may contribute up to 100% of pretax income, subject to the legal limitation of $12,000 for 2003. In addition, effective January 1, 2003, participants who are age 50 or older may make an additional contribution to the 401(k) Plan, commonly referred to as a catch-up contribution, equal to $2,000 for 2003. The Company offers discretionary matching contributions under the 401(k) Plan, which vest ratably over 5 years. For the years ended December 31, 2000, 2001 and 2002, matching contributions to the 401(k) Plan totaled $1,027,000, $567,000 and $1,058,000, respectively.

On January 1, 2000, the Company established a nonqualified Executive Deferred Compensation Plan (the “Deferred Plan”) to permit certain key employees to defer receipt of current compensation in order to provide retirement benefits on behalf of such employees. The Company does not make matching contributions to the Deferred Plan. The Deferred Plan is not qualified under Section 401(a) of the Code. Participants in the Deferred Plan are general creditors of the Company. The Company has the right to amend, modify or terminate the Deferred Plan.

On January 1, 2003, the Company adopted the Pinnacle Entertainment, Inc. Executive Health Expense Plan (the “Executive Health Plan”), an employee welfare benefit plan subject to the provisions of ERISA. The Executive Health Plan reimburses eligible employees, including officers, Directors and their dependants, for their medical, dental and vision expenses, subject to certain exclusions, benefit maximums and benefit limitations. There are approximately 27 participants, plus their dependants, in the Executive Health Plan.

Note 14—Related Party Transactions

In 2002, the Company’s current Chairman was reimbursed $9,000 for business use of an aircraft he owns. In 2000 and 2001, the Company’s then-Chairman received reimbursement for the business use of aircraft he owns in the amount of $97,000 and $55,000, respectively.

Timothy J. Parrott (a director and member of the Executive Committee, and, from late 2000 to early 2003, a member of the Audit Committee of the Company’s Board of Directors) purchased Boomtown common stock in 1988 in connection with the acquisition of Boomtown Hotel & Casino, Inc. (Boomtown). In 1997, with the acquisition of Boomtown by the Company, these shares were exchanged for 162,027 of the Company’s shares. Mr. Parrott paid an aggregate purchase price for the common stock of $222,000, of which $1,000 was paid in cash and $221,000 was paid by a promissory note. In 1998, Mr. Parrott resigned his position as Chairman of Boomtown, and the Company retained him for a three-year period, as a consultant to provide services relating to gaming and other business issues for an annual retainer of $350,000 with health and disability benefits equivalent to those he received as Chairman of Boomtown. Mr. Parrott’s $221,000 note was also forgiven in three equal parts on each anniversary of the consulting agreement.

Marlin Torguson, who beneficially owned approximately 21.5% of the outstanding common shares of Casino Magic in 1998, agreed, in connection with the Casino Magic acquisition, to vote his Casino Magic shares in favor of the acquisition by the Company. In addition, Mr. Torguson agreed to continue to serve as an employee of Casino Magic for three years following the acquisition, and during such three year period, not to compete with the Company or Casino

PINNACLE ENTERTAINMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Magic in any jurisdiction in which either the Company or Casino Magic operates. The Company appointed Mr. Torguson to its Board of Directors. The Company issued to Mr. Torguson 60,000 shares of the Company’s common stock as compensation for his three-year service as an employee and paid him $300,000 for each year for his non-compete agreement. In addition, the Company issued Mr. Torguson options to acquire 30,000 shares of the Company’s common stock, priced at the closing price of the Company’s common stock on that date.

Note 15—Terminated Merger Agreement

In April 2000, the Company entered into a definitive agreement with a subsidiary of Harveys Casino Resorts (“PHCR”), pursuant to which PHCR would have acquired by merger all of the outstanding capital stock of Pinnacle Entertainment for cash consideration. Consummation of the merger was subject to numerous conditions. In January 2001, upon mutual agreement, the proposed merger was terminated. During 2000, the Company incurred total merger related costs of $5,727,000. During 2001, $464,000 of previously recorded reserves were reversed.

PINNACLE ENTERTAINMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 16—Consolidating Condensed Financial Information

The Company’s subsidiaries (excluding Casino Magic Argentina and certain non-material subsidiaries) have fully and unconditionally guaranteed the payment of all obligations under the 9.25% Notes and the 9.5% Notes. Separate financial statements and other disclosures regarding the subsidiary guarantors are not included herein because management has determined that such information is not material to investors. In lieu thereof, the Company includes the following:

	Pinnacle Entertainment, Inc.	Wholly Owned Guarantor Subsidiaries(a)	Wholly Owned Non-Guarantor Subsidiaries(b)	Consolidating and Eliminating Entries	Pinnacle Entertainment, Inc. Consolidated
	(in thousands)
Balance Sheet
As of and for the year ended December 31, 2002
Current assets	$101,865	$67,116	$4,024	$0	$173,005
Property, plant and equipment, net	22,850	562,233	1,000	0	586,083
Other non-current assets	38,779	29,642	2,078	10,851	81,350
Investment in subsidiaries	512,877	(927)	0	(511,950)	0
Inter-company	171,028	52,159	0	(223,187)	0

	$847,399	$710,223	$7,102	$(724,286)	$840,438

Current liabilities	$37,652	$48,142	$2,092	$0	$87,886
Notes payable, long term	489,846	1,233	0	0	491,079
Other non-current liabilities	25,193	0	0	(12,206)	12,987
Inter-company	46,222	171,028	5,937	(223,187)	0
Equity	248,486	489,820	(927)	(488,893)	248,486

	$847,399	$710,223	$7,102	$(724,286)	$840,438

Statement of Operations
Revenues
Gaming	$0	$425,850	$6,493	$0	$432,343
Food and beverage	0	29,249	502	0	29,751
Equity in subsidiaries	16,716	1,005	0	(17,721)	0
Other	6,000	45,863	44	0	51,907

	22,716	501,967	7,039	(17,721)	514,001

Expenses:
Gaming	0	249,993	2,558	0	252,551
Food and beverage	0	33,537	497	0	34,034
Administrative and other	22,979	129,516	1,581	0	154,076
Depreciation and amortization	2,378	42,065	486	0	44,929

	25,357	455,111	5,122	0	485,590

Operating income (loss)	(2,641)	46,856	1,917	(17,721)	28,411
Interest expense (income), net	48,171	(679)	(10)	0	47,482

Income (loss) before inter-company activity, taxes and change in accounting principle	(50,812)	47,535	1,927	(17,721)	(19,071)
Management fee & inter-company interest expense (income)	(19,046)	19,046	0	0	0
Income tax (benefit) expense	(7,068)	0	922	0	(6,146)

Income (loss) before change in accounting principle	(24,698)	28,489	1,005	(17,721)	(12,925)
Change in accounting principle, net of taxes	44,931	11,773	0	0	56,704

Net income (loss)	$(69,629)	$16,716	$1,005	$(17,721)	$(69,629)

PINNACLE ENTERTAINMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Pinnacle Entertainment, Inc.	Wholly Owned Guarantor Subsidiaries(a)	Wholly Owned Non-Guarantor Subsidiaries(b)	Consolidating and Eliminating Entries	Pinnacle Entertainment, Inc. Consolidated
	(in thousands)
Statement of Cash Flows
For the year ended December 31, 2002
Net cash provided by (used in) operating activities	$(4,413)	$43,461	$(18)	$0	$39,030
Net cash provided by (used in) investing activities	(33,661)	(43,186)	107	0	(76,740)
Net cash provided by (used in) financing activities	1,751	(925)	0	0	826
Effect of exchange rate changes on cash	0	0	(2,017)	0	(2,017)

Balance Sheet
As of and for the year ended December 31, 2001
Current assets	$140,407	$70,992	$7,425	$0	$218,824
Property, plant and equipment, net	21,753	552,633	1,913	0	576,299
Other non-current assets	20,796	57,631	4,949	40,850	124,226
Investment in subsidiaries	542,202	5,280	0	(547,482)	0
Inter-company	156,082	20,360	0	(176,442)	0

	$881,240	$706,896	$14,287	$(683,074)	$919,349

Current liabilities	$34,816	$46,223	$2,615	$0	$83,654
Notes payable, long term	492,016	1,477	0	0	493,493
Other non-current liabilities	34,892	0	0	(12,206)	22,686
Inter-company	0	170,050	6,392	(176,442)	0
Equity	319,516	489,146	5,280	(494,426)	319,516

	$881,240	$706,896	$14,287	$(683,074)	$919,349

Statement of Operations
Revenues:
Gaming	$0	$402,889	$18,602	$0	$421,491
Food and beverage	0	29,524	1,428	0	30,952
Equity in subsidiaries	(16,308)	4,622	0	11,686	0
Other	6,000	49,471	129	0	55,600

	(10,308)	486,506	20,159	11,686	508,043

Expenses:
Gaming	0	233,991	4,984	0	238,975
Food and beverage	0	37,665	1,134	0	38,799
Administrative and other	15,119	141,421	6,972	0	163,512
Asset impairment write down	0	23,030	0	0	23,030
Depreciation and amortization	2,684	44,203	1,447	1,116	49,450

	17,803	480,310	14,537	1,116	513,766

Operating (loss) income	(28,111)	6,196	5,622	10,570	(5,723)
Interest expense (income), net	46,129	(984)	(313)	0	44,832

(Loss) income before inter-company activity and income taxes	(74,240)	7,180	5,935	$10,570	(50,555)
Management fee and inter-company interest expense (income)	(23,488)	23,488	0	0	0
Income tax (benefit) expense	(23,219)	0	1,313	0	(21,906)

Net (loss) income	$(27,533)	$(16,308)	$4,622	$10,570	$(28,649)

PINNACLE ENTERTAINMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Pinnacle Entertainment, Inc.	Wholly Owned Guarantor Subsidiaries(a)	Wholly Owned Non-Guarantor Subsidiaries(b)	Consolidating and Eliminating Entries	Pinnacle Entertainment, Inc. Consolidated
	(in thousands)
Statement of Cash Flows
For the year ended December 31, 2001
Net cash provided by (used in) operating activities	$(11,862)	$48,297	$1,966	1,116	$39,517
Net cash provided by (used in) investing activities	(264)	(41,461)	(5,031)	0	(46,756)
Net cash provided by (used in) financing activities	(11,591)	(851)	0	0	(12,442)

Statement of Operations
For the year ended December 31, 2000
Revenues:
Gaming	$0	$427,980	$20,398	$0	$448,378
Food and beverage	1,056	29,300	1,564	0	31,920
Racing	9,452	0	0	0	9,452
Equity in subsidiaries	63,703	5,150	0	(68,853)	0
Other	6,157	53,565	130	0	59,852

	80,368	515,995	22,092	(68,853)	549,602

Expenses:
Gaming	0	239,042	5,781	0	244,823
Food and beverage	892	32,952	1,336	0	35,180
Racing	4,133	0	0	0	4,133
Administrative and other	24,351	135,928	5,997	0	166,276
(Gain) loss on disposition of assets	(119,718)	902	0	0	(118,816)
Depreciation and amortization	3,336	39,798	1,573	1,395	46,102

	(87,006)	448,622	14,687	1,395	377,698

Operating income (loss)	167,374	67,373	7,405	(70,248)	171,904
Interest expense (income), net	39,279	1,017	(280)	0	40,016
Loss on early extinguishment of debt	0	4,146	0	0	4,146

Income (loss) before taxes	128,095	62,210	7,685	(70,248)	127,742
Income tax expense (benefit)	49,861	(1,493)	2,535	0	50,903

Net income (loss)	$78,234	$63,703	$5,150	$(70,248)	$76,839

Statement of Cash Flows
Net cash provided by (used in) operating activities	$(337,197)	$303,312	$3,757	$1,304	$(28,824)
Net cash provided by (used in) investing activities	388,466	(194,008)	(1,181)	0	193,277
Net cash provided by (used in) financing activities	(5,119)	(109,828)	0	0	(114,947)

(a)	The following subsidiaries are treated as guarantors of both the 9.5% Notes and 9.25% Notes: Belterra Resort Indiana LLC, Boomtown, Inc., Boomtown Hotel & Casino, Inc., Louisiana—I Gaming, Louisiana Gaming Enterprises, Inc., Casino Magic Corp., Biloxi Casino Corp., PNK (Bossier City), Inc., Casino One Corporation, HP/Compton, Inc. and Crystal Park Hotel and Casino Development Company, LLC.
(b)	The Company’s only material non-guarantor of both the 9.5% Notes and the 9.25% Notes is Casino Magic Neuquen S.A. and its subsidiary Casino Magic Support Services.

PINNACLE ENTERTAINMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 17—Segment Information

The following table reconciles the Company’s segment activity to its consolidated results of operations and financial position as of and for the years ended December 31, 2000, 2001 and 2002.

	For years ended December 31,
	2000	2001	2002
	(in thousands)
Revenues and expenses
Boomtown New Orleans
Revenues	$94,240	$99,927	$100,403
Expenses, excluding depreciation, amortization and asset impairment write-down	67,548	72,362	73,348
Depreciation and amortization	5,843	6,012	6,585
Asset impairment write-down	0	1,801	0

Net operating income—Boomtown New Orleans	$20,849	$19,752	$20,470

Casino Magic Biloxi
Revenues	$86,451	$82,997	$86,500
Expenses, excluding depreciation, amortization and asset impairment write-down	68,976	67,029	68,410
Depreciation and amortization	6,963	6,799	7,520
Asset impairment write-down	0	1,371	518

Net operating income—Casino Magic Biloxi	$10,512	$7,798	$10,052

Boomtown Reno
Revenues	$93,183	$90,100	$89,021
Expenses, excluding depreciation and amortization	73,778	70,916	71,423
Depreciation and amortization	7,683	7,834	7,390

Net operating income—Boomtown Reno	$11,722	$11,350	$10,208

Boomtown Bossier City
Revenues	$124,308	$101,019	$102,680
Expenses, excluding depreciation, amortization and asset impairment write-down	89,927	91,622	89,717
Depreciation and amortization	8,428	8,410	7,395
Asset impairment write-down	0	0	2,235

Net operating income—Boomtown Bossier City	$25,953	$987	$3,333

Belterra Casino Resort
Revenues	$15,506	$104,385	$122,118
Expenses, excluding depreciation and amortization	34,713	110,160	106,327
Depreciation and amortization	2,294	12,898	13,175

Net operating income (loss)—Belterra Casino Resort	$(21,501)	$(18,673)	$2,616

Casino Magic Argentina
Revenues	$22,092	$20,159	$7,039
Expenses, excluding depreciation and amortization	13,114	13,090	5,097
Depreciation and amortization	1,573	1,447	486

Net operating income—Casino Magic Argentina	$7,405	$5,622	$1,456

PINNACLE ENTERTAINMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	For years ended December 31,
	2000	2001	2002
	(in thousands)
Card Clubs
Revenues	$7,200	$6,960	$6,240
Expenses, excluding depreciation, amortization and asset impairment write-down	759	338	338
Depreciation and amortization	3,937	3,767	2,280
Asset impairment write-down	0	20,358	0

Net operating income (loss)—Card Clubs	$2,504	$(17,503)	$3,622

Sold Properties
Revenues	$106,622	$2,496	$0
Expenses, excluding depreciation and amortization	(40,292)	(572)	0
Depreciation and amortization	5,590	0	0

Net operating income—Sold Properties	$141,324	$3,068	$0

Total Reportable Segments
Revenues	$549,602	$508,043	$514,001
Expenses, excluding depreciation and amortization	308,523	424,945	414,660
Depreciation and amortization	42,311	47,167	44,831
Asset impairment write-down	0	23,530	2,753

Net operating income—Total Reportable Segments	$198,768	$12,401	$51,757

Reconciliation to Consolidated Net Income
Total net operating income for reportable segments	$198,768	$12,401	$51,757
Unallocated income and expenses
Corporate expense	26,864	18,124	23,346
Interest income	(12,604)	(5,021)	(2,206)
Interest expense, net of capitalized interest	52,620	49,853	49,688
Loss on early extinguishment of debt	4,146	0	0

(Loss) income before cumulative effect of a change in accounting principle and income taxes	127,742	(50,555)	(19,071)
Income tax (benefit) expense	50,903	(21,906)	(6,146)

(Loss) income before cumulative effect of a change in accounting principle	76,839	(28,649)	(12,925)
Cumulative effect of a change in accounting principle, net of taxes	0	0	56,704

Net (loss) income	$76,839	$(28,649)	$(69,629)

PINNACLE ENTERTAINMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	For years ended December 31,
	2000	2001	2002
	(in thousands)
EBITDA(a)
Boomtown New Orleans	$26,692	$27,565	$27,055
Casino Magic Biloxi	17,475	15,968	18,090
Boomtown Reno	19,405	19,184	17,598
Boomtown Bossier City	34,381	9,397	12,963
Belterra Casino Resort	(19,207)	(5,775)	15,791
Casino Magic Argentina	8,978	7,069	1,942
Card Clubs	6,441	6,622	5,902
Corporate and other(a)	(23,073)	(39,371)	(26,001)

	71,092	40,659	73,340
Sold Properties(a)	146,914	3,068	0

	$218,006	$43,727	$73,340

(a)	The Company defines EBITDA as earnings before net interest expense, provision for income taxes, depreciation, amortization, loss on early extinguishment of debt and cumulative effect of a change in accounting principle. Corporate and other EBITDA includes corporate overhead and asset write-down and impairment charges. Certain costs that the Company believes are likely to be non-recurring have nevertheless been deducted to calculate EBITDA. Sold property EBITDA includes the asset sale gains. EBITDA is presented because it is used as a performance measure to analyze the performance of the Company’s business segments. Additionally, the Company believes some investors consider EBITDA to be a useful measure in determining a company’s ability to service or incur indebtedness and for estimating a company’s underlying cash flow from operations before capital costs, taxes and capital expenditures. EBITDA is not a measure of financial performance under the promulgations of the accounting profession known as “generally accepted accounting principles” or “GAAP.” The following table is a reconciliation of net income to EBITDA:

	For the year ended December 31,
	2000	2001	2002
	(in thousands)
Net (loss) income	$76,839	$(28,649)	$(69,629)
Cumulative effect of a change in accounting principle, net of income tax benefit	0	0	56,704

(Loss) income before cumulative effect of a change in accounting principle	76,839	(28,649)	(12,925)
Income tax (benefit) expense	50,903	(21,906)	(6,146)

(Loss) income before cumulative effect of a change in accounting principle and income taxes	127,742	(50,555)	(19,071)
Loss on early extinguishment of debt	4,146	0	0
Interest expense, net of capitalized interest and interest income	40,016	44,832	47,482

Operating income (loss)	171,904	(5,723)	28,411
Depreciation and amortization	46,102	49,450	44,929

EBITDA	$218,006	$43,727	$73,340

PINNACLE ENTERTAINMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	For years ended December 31,
	2000	2001	2002
	(in thousands)
Capital Expenditures
Boomtown New Orleans	$3,752	$14,018	$4,657
Casino Magic Biloxi	4,663	7,857	3,888
Boomtown Bossier City	1,131	8,941	26,610
Belterra Casino Resort	192,157	11,573	4,732
Boomtown Reno	5,588	4,617	4,958
Casino Magic Argentina	1,181	1,585	190
Card Clubs	57	3,407	0
Sold Properties	4,356	0	0
Lake Charles	0	0	3,151
Corporate	(10,110)	266	410

Total Reportable Segments and Corporate	$202,775	$52,264	$48,596

	December 31,
	2001	2002
	(in thousands)
Total Assets
Boomtown New Orleans	$85,632	$82,010
Casino Magic Biloxi	109,053	103,814
Boomtown Bossier City	129,127	133,822
Belterra Casino Resort	226,228	221,979
Boomtown Reno	91,479	90,159
Casino Magic Argentina	20,417	7,102
Card Clubs	29,988	6,100
Sold Properties	0	0
Corporate	227,425	195,452

Total Reportable Segments and Corporate	$919,349	$840,438

Note 18—Subsequent Event

Statement of Financial Accounting Standards No. 145 (“SFAS No. 145”):    In April 2002, the FASB issued SFAS No. 145, “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections”, which statement the Company adopted on January 1, 2003. The most significant provisions of this statement relate to the rescission of Statement No. 4, “Reporting Gains and Losses from Extinguishment of Debt”. Under this new statement, any gain or loss on extinguishment of debt that was classified as an extraordinary item in prior periods that does not meet certain defined criteria must be reclassified as non-extraordinary. In August 2000, the Company redeemed the Casino Magic 13% First Mortgage Notes (see Note 8) and, pursuant to then applicable accounting guidelines, classified the net of tax charge as an extraordinary item. Pursuant to the adoption of SFAS No. 145, the pre-tax charge has been reclassified as a non-extraordinary (“Loss on early extinguishment of debt”) and the tax benefit has been included in overall income tax expense, each for the twelve months ended December 31, 2000.

PINNACLE ENTERTAINMENT, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	For the three months ended September 30,		For the nine months ended September 30,
	2002	2003	2002	2003
	(in thousands, except per share data, unaudited)
Revenues:
Gaming	$115,423	$116,162	$326,258	$342,448
Food and beverage	8,409	8,063	23,045	22,044
Truck stop and service station	6,244	6,502	15,046	16,578
Hotel and recreational vehicle park	4,592	4,189	11,533	11,150
Other income	4,736	5,196	13,104	13,568

	139,404	140,112	388,986	405,788

Expenses:
Gaming	64,955	65,164	187,749	197,491
Food and beverage	9,244	9,221	25,921	25,589
Truck stop and service station	5,738	5,951	13,831	15,239
Hotel and recreational vehicle park	2,439	2,308	6,954	6,608
Selling, general and administrative	27,782	28,631	80,473	83,258
Depreciation and amortization	11,232	11,852	33,695	35,166
Other	2,386	2,119	6,799	6,995
Derivative action settlement	0	(1,185)	0	(248)
Indiana regulatory and related (benefit) costs	83	(331)	6,576	(331)
Goodwill impairment charge	0	7,832	0	7,832

	123,859	131,562	361,998	377,599

Operating income	15,545	8,550	26,988	28,189
Interest income	(536)	(516)	(1,702)	(1,366)
Interest expense, net of capitalized interest	12,204	15,111	37,156	40,753
Loss on early extinguishment of debt	0	8,744	0	8,744

(Loss) income before income taxes and cumulative effect of a change in accounting principle	3,877	(14,789)	(8,466)	(19,942)
Income tax expense (benefit)	1,396	1,608	(2,234)	(314)

(Loss) income before cumulative effect of a change in accounting principle	2,481	(16,397)	(6,232)	(19,628)
Cumulative effect of a change in accounting principle, net of income tax benefit	0	0	56,704	0

Net (loss) income	$2,481	$(16,397)	$(62,936)	$(19,628)

(Loss) income per common share—basic
(Loss) income before cumulative effect of a change in accounting principle	$0.10	$(0.63)	$(0.24)	$(0.76)
Cumulative effect of a change in accounting principle	0.00	0.00	(2.21)	0.00

Net (loss) income per common share—basic	$0.10	$(0.63)	$(2.45)	$(0.76)

(Loss) income per common share—diluted
(Loss) income before cumulative effect of a change in accounting principle	$0.09	$(0.63)	$(0.24)	$(0.76)
Cumulative effect of a change in accounting principle	0.00	0.00	(2.21)	0.00

Net (loss) income per common share—diluted	$0.09	$(0.63)	$(2.45)	$(0.76)

Number of shares—basic	25,911	25,934	25,721	25,934
Number of shares—diluted	26,120	25,934	25,721	25,934

See accompanying notes to the unaudited condensed consolidated financial statements.

PINNACLE ENTERTAINMENT, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

	December 31, 2002	September 30, 2003
	(in thousands, except share data, unaudited)
ASSETS
Current Assets:
Cash and cash equivalents	$114,286	$90,985
Restricted cash—Argentina	3,155	2,324
Restricted cash—9.5% Note redemption	0	64,001
Receivables, net	9,857	8,844
Income tax receivable	6,364	0
Inventories	5,320	6,193
Prepaid expenses and other assets	16,314	18,259
Deferred income taxes	5,549	3,971
Assets held for sale	12,160	12,160

Total current assets	173,005	206,737
Restricted cash	30,100	155,748
Property, plant and equipment, net	586,083	598,941
Goodwill	19,558	26,656
Gaming licenses, net of amortization	21,944	21,984
Debt issuance costs, net of amortization	8,679	15,229
Other assets	1,069	1,002

	$840,438	$1,026,297

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Accounts payable	$15,615	$17,296
Accrued interest	17,129	4,385
Accrued compensation	17,208	17,930
Other accrued liabilities	35,515	42,524
Current portion of notes payable	2,419	3,559
Notes payable—9.5% Note redemption	0	64,001

Total current liabilities	87,886	149,695
Notes payable, less current maturities	491,079	619,116
Deferred income taxes	12,987	27,778
Stockholders’ Equity:
Capital stock—
Preferred—$1.00 par value, authorized 250,000 shares; none issued and outstanding in 2002 and 2003	0	0
Common—$0.10 par value, authorized 80,000,000 shares; 25,934,261 shares issued and outstanding as of December 31, 2002 and September 30, 2003	2,615	2,615
Capital in excess of par value	224,195	224,308
Accumulated other comprehensive loss	(10,483)	(9,746)
Retained earnings	32,159	12,531

Total stockholders’ equity	248,486	229,708

	$840,438	$1,026,297

See accompanying notes to the unaudited condensed consolidated financial statements.

PINNACLE ENTERTAINMENT, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the nine months ended September 30,
	2002	2003
	(in thousands, unaudited)
Cash flows from operating activities:
Net loss	$(62,936)	$(19,628)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	33,695	35,166
Goodwill impairment charge	0	7,832
Cumulative effect of a change in accounting principle	56,704	0
Other changes that provided (used) cash:
Receivables, net	(629)	1,013
Income tax receivable	9,150	6,364
Prepaid expenses and other assets	(7,456)	(2,818)
Accounts payable	(581)	1,681
Accrued interest	(11,324)	(12,744)
Accrued compensation	2,214	722
Accrued liabilities	6,495	915
All other, net	3,696	8,145

Net cash provided by operating activities	29,028	26,648

Cash flows from investing activities:
Restricted cash	(29,815)	(188,818)
Additions to property, plant and equipment	(36,295)	(47,804)
Principal collected on notes receivable	1,000	0
All other, net	626	144

Net cash used in investing activities	(64,484)	(236,478)

Cash flows from financing activities:
Proceeds of notes payable	0	256,236
Payments of notes payable	(2,899)	(63,058)
Increase in debt issuance costs	0	(6,550)
Common stock options exercise	4,043	0

Net cash provided by financing activities	1,144	186,628

Effect of exchange rate changes on cash	(1,958)	(99)
Decrease in cash and cash equivalents	(36,270)	(23,301)
Cash and cash equivalents at beginning of period	153,187	114,286

Cash and cash equivalents at end of period	$116,917	$90,985

Supplemental Cash Flow Information
Cash paid during the nine months for:
Interest	$45,912	$48,896
Income taxes received, net	(6,824)	(10,479)
Non-cash currency translation rate adjustment	(5,949)	(737)

See accompanying notes to the unaudited condensed consolidated financial statements.

PINNACLE ENTERTAINMENT, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NINE MONTHS ENDED SEPTEMBER 30, 2003 AND 2002

Note 1—Organization, Basis of Presentation and Summary of Significant Accounting Policies

General.    Pinnacle Entertainment, Inc. (the “Company” or “Pinnacle Entertainment”) owns and operates gaming entertainment facilities in several gaming markets. These include five properties in the United States, located in southeastern Indiana (“Belterra Casino Resort”); Reno, Nevada (“Boomtown Reno”); Bossier City and New Orleans, Louisiana (“Boomtown Bossier City” and “Boomtown New Orleans”, respectively); and Biloxi, Mississippi (“Casino Magic Biloxi”). In addition, the Company operates two casinos in Argentina (“Casino Magic Argentina”) and receives lease income from two card clubs and owns 97 acres of vacant land in southern California. The Company is also building a hotel and casino resort in Lake Charles, Louisiana.

Basis of Presentation.    The accompanying interim condensed consolidated financial statements have been prepared by the Company’s management in accordance with generally accepted accounting principles in the United States of America (“GAAP”) and with the rules and regulations of the Securities and Exchange Commission (“SEC”). Certain information and footnote disclosures required for annual financial statements have been condensed or excluded pursuant to SEC rules and regulations. Accordingly, the interim condensed consolidated financial statements do not include all of the information and footnotes required by GAAP for complete financial statements. In the opinion of management, the interim condensed consolidated financial statements presented herein reflect all adjustments of a normal and recurring nature which are considered necessary for a fair presentation of the results for the interim periods presented and all inter company accounts and transactions have been eliminated. The results of operations for the interim periods are not necessarily indicative of the results that may be expected for the year ending December 31, 2003. These financial statements should be read in conjunction with the audited consolidated financial statements and the notes thereto included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2002.

Certain prior year amounts have been reclassified to conform to the current periods’ presentation, including the costs associated with the Company’s coin coupon offerings that were previously recorded as a casino expense. The Company has reclassified the amounts as a reduction of casino revenue. The amounts totaled $5,222,000 and $13,189,000 for the three and nine months ended September 30, 2002, respectively.

Depreciation Expense.    Depreciation expense for the three months ended September 30, 2002 and 2003 was $11,157,000 and $11,756,000, respectively, and for the nine months ended September 2002 and 2003 was $33,408,000 and $34,884,000, respectively.

Gaming Revenues and Promotional Allowances.    The estimated cost of providing promotional allowances (which is included in gaming expenses) for the three months ended September 30, 2002 and 2003 was $8,552,000 and $10,130,000, respectively, and for the nine months ended September 30, 2002 and 2003 was $24,337,000 and $30,344,000, respectively.

Loss on Early Extinguishment of Debt.    See Note 6 for a discussion of the new notes issued in September 2003 and the related retirement of the 9.5% senior subordinated notes.

PINNACLE ENTERTAINMENT, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Use of Estimates.    The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect (i) the reported amounts of assets and liabilities, (ii) the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and (iii) the reported amounts of revenues and expenses during the reporting period. Estimates used by the Company include, among other things, (i) the evaluation of the non-impairment of property, plant, equipment and other long-term assets, (ii) the evaluation of the future realization of deferred tax assets, (iii) the adequacy of reserves associated with asset sales and the Indiana regulatory settlement, and in determining litigation reserves and other obligations, and (iv) the valuation of funds held in Argentine banks. Actual results could differ from those estimates.

Restricted Cash-9.5% Note Redemption.    See Note 6 for a discussion of the new notes issued in September 2003 and the related retirement of the 9.5% senior subordinated notes.

Restricted Cash-Long-Term.    Restricted cash at December 31, 2002 was $30,100,000, compared to $155,748,000 at September 30, 2003, which increase is primarily attributed to the funding of the $125,000,000 term loan portion of the Credit Facility in May 2003, net of certain debt issuance costs (see Note 6). Since the term loan proceeds are designated for long-term capital projects (Lake Charles, Belterra and other capital improvements), such funds are classified as long-term restricted cash. Additional long-term restricted cash as of both dates includes the $22,500,000 set aside as a requirement by the Louisiana Gaming Control Board for the Lake Charles construction project; a $5,000,000 escrow account with the Indiana Gaming Commission to ensure the completion of the Belterra Casino Resort’s 300-guestroom tower expansion (see Notes 5 and 6); and a cash-collaterized letter of credit for a self-insured workers compensation program, which balance was $2,600,000 and $4,400,000 as of December 31, 2002 and September 30, 2003, respectively.

Debt Issuance Costs and Related Amortization.    Debt issuance costs, net of accumulated amortization, at December 31, 2002 was $8,679,000 compared to $15,229,000 at September 30, 2003. The increase is attributed to the direct costs associated with the amended Credit Facility and the new 8.75% Notes, offset by the write-off of the 9.5% notes unamortized debt issuance costs (see Note 6). Accumulated amortization as of December 31, 2002 and September 30, 2003 was $15,334,000 and $18,790,000, respectively. Debt issuance cost amortization included in interest expense for the three months ended September 30, 2002 and 2003 was $967,000 and $1,378,000, respectively, and for the nine months ended September 30, 2002 and 2003 was $2,893,000 and $3,456,000, respectively.

Comprehensive Income.    Statement of Financial Accounting Standards (“SFAS”) No. 130 “Reporting Comprehensive Income” requires that a company disclose other comprehensive income (loss) and the components of such income (loss). The Company’s only such item was the foreign currency translation adjustments reported in the accompanying financial statements. Therefore, comprehensive income (loss) was computed as follows:

	For the three months ended September 30,		For the nine months ended September 30,
	2002	2003	2002	2003
	(in thousands)
Net (loss) income	$2,481	$(16,397)	$(62,936)	$(19,628)
Foreign currency translation (loss) income	9	(246)	(5,949)	737

Comprehensive (loss) income	$2,490	$(16,643)	$(68,885)	$(18,891)

PINNACLE ENTERTAINMENT, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Earnings per Share.    Diluted earnings per share assume exercise of in-the-money stock options (those options with exercise prices at or below the weighted average market price for the periods presented) outstanding at the beginning of the year or at the date of the issuance, unless the assumed exercises are antidilutive. For the three months ended September 30, 2002 and 2003, there were 209,000 and 1,227,000 potentially antidilutive in-the-money stock options, respectively, and for the nine months ended September 30, 2002 and 2003, there were 208,000 and 537,000 such stock options, respectively. However, as the Company incurred a net loss for the three months ended September 30, 2003, and the nine months ended September 30, 2002 and 2003, the effect of all stock options outstanding (whether or not in-the-money) were not included in the diluted calculation for these periods.

Stock-Based Compensation.    The Company accounts for its stock-based compensation under Accounting Principles Board Opinion No. 25 “Accounting for Stock Issued to Employees” and follows the disclosure provisions of SFAS No. 148 “Accounting for Stock-Based Compensation-Transition and Disclosure-an Amendment of FASB Statement No. 123”. SFAS No. 148, among other things, requires disclosure in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the pro forma effect of the method used on reporting results.

In estimating the pro forma effect of stock-based compensation, the Company used an option-pricing model. Such model requires the use of highly subjective assumptions, including the expected life of the option, the expected volatility of the underlying stock, the expected dividend on the stock, and the risk-free interest rate for the expected term of the option.

In computing the pro forma stock-based compensation, the following assumptions were made:

	Risk-Free Interest Rate	Original Expected Life	Expected Volatility	Expected Dividends
Options granted in the following periods:
September 30, 2002	4.3%	5 years	51.8%	None
September 30, 2003	2.8%	5 years	55.0%	None

PINNACLE ENTERTAINMENT, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following sets forth the pro forma financial results related to the Company’s employee stock-based compensation plans, with respect to the options’ estimated fair value, based on the Company’s stock price at the grant date:

	For the three months ended September 30,		For the nine months ended September 30,
	2002	2003	2002	2003
(Loss) income before cumulative effect of a change in accounting principle and pro forma stock-based compensation expense	$2,481	$(16,397)	$(6,232)	$(19,628)
Pro forma stock-based compensation expense, net of taxes	328	351	1,133	1,059

Pro forma (loss) income before cumulative effect of a change in accounting principle	2,153	(16,748)	(7,365)	(20,687)
Cumulative effect of a change in accounting principle	0	0	56,704	0

Pro forma (loss) income	$2,153	$(16,748)	$(64,069)	$(20,687)

Pro forma (loss) income per common share—basic:
Pro forma (loss) income before cumulative effect of a change in accounting principle	$0.08	$(0.65)	$(0.28)	$(0.80)
Cumulative effect of a change in accounting principle	0.00	0.00	(2.21)	0.00

Pro forma (loss) income per share—basic	$0.08	$(0.65)	$(2.49)	$(0.80)

Pro forma (loss) income per common share—diluted:
Pro forma (loss) income before cumulative effect of a change in accounting principle	$0.08	$(0.65)	$(0.28)	$(0.80)
Cumulative effect of a change in accounting principle	0.00	0.00	(2.21)	0.00

Pro forma (loss) income per share—diluted	$0.08	$(0.65)	$(2.49)	$(0.80)

Number of shares—basic	25,911	25,934	25,721	25,934
Number of shares—diluted	26,120	25,934	25,721	25,934

Recently Issued Accounting Pronouncements.    In April 2003, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities” (“SFAS No. 149”), which the Company adopted on July 1, 2003, and which had no material impact to the Company. SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments imbedded in other contracts and for hedging activities under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.” The statement is generally effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003.

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” (“SFAS No. 150”), which the Company adopted on July 1, 2003, and which had no material impact to the Company. SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments

PINNACLE ENTERTAINMENT, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

with characteristics of both liabilities and equity. The statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003.

Note 2—Tax Matters

During the three months ended September 30, 2003, the Company carried back its most recent tax losses (caused principally by its large tax depreciation charge and debt leverage) to recoup taxes paid in earlier years. The filing of the 2002 carryback claim resulted in the Company obtaining an $11,801,000 federal income tax refund in the third quarter of 2003.

In addition, during the quarter the Company completed its final analysis of negotiated settlements with the Internal Revenue Service (the “IRS”) and completed an examination of other tax matters, which resulted in adjustments to the deferred tax assets of the Company. These non-cash adjustments are for deferred tax assets carried over from the pre-acquisition years of Casino Magic and Boomtown, including a $7,832,000 goodwill impairment charge related to the Casino Magic acquisition and a $7,098,000 goodwill addition related to the Boomtown acquisition (see Note 3—“Goodwill”).

Included in the Casino Magic non-cash charge is an approximate $3,646,000 deferred tax asset resulting from a tax loss carryback taken by the Casino Magic subsidiary in the mid-1990s to even earlier tax returns of another company acquired by Casino Magic in 1996. Casino Magic’s tax returns with the tax loss carryback resulted in Casino Magic paying an alternative minimum tax. Payment of an alternative minimum tax results in establishment of a deferred tax asset. The IRS, in its audit of Casino Magic’s tax returns, questioned the appropriateness of the Casino Magic tax loss carrybacks in the mid-1990s. In resolving this and other tax issues with the IRS, the Company agreed to reverse this tax carryback, which then obviated the alternative minimum tax and meant that approximately $3,646,000 of the deferred tax assets on the Company’s balance sheet no longer had value. The remaining $4,186,000 of the Casino Magic non-cash charge represents deferred tax assets being carried over from pre-acquisition years for which management has reassessed the estimated value.

The $7,098,000 addition to goodwill related to the Boomtown acquisition resulted from adjustments for IRS matters and to deferred tax assets being carried over from pre-acquisition years.

During the three months ended September 30, 2003, in addition to amending various tax returns, the Company updated its tax accounts to the 2002 returns filed. The Company revised its estimate of tax reserves to cover certain tax exposures as well as recorded a valuation allowance against certain net operating losses. The Company recorded a tax provision of approximately $4,248,000 in connection with such activity, excluding both the tax benefit taken for the quarter and the foreign income tax matters.

Note 3—Goodwill and Intangible Assets

Goodwill.    Goodwill consists of the excess of the acquisition cost over the fair value of the net assets acquired in business combinations. Pursuant to the implementation of SFAS No. 142, “Goodwill and Other Intangible Assets,” on January 1, 2002, goodwill is no longer amortized.

PINNACLE ENTERTAINMENT, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Instead, goodwill is subject to an annual assessment for impairment by applying a fair-value-based test. The Company completed this analysis for 2003 during the third quarter.

As discussed in Note 2, during the 2003-third quarter, the Company identified certain pre-acquisition deferred tax assets related to Boomtown, Inc. and Casino Magic Corp. whose estimated future realization had changed based on facts identified in the quarter. Pursuant to SFAS No. 109, “Accounting for Income Taxes,” preacquisition contingent tax matters, including changes in deferred tax asset’s estimated future realization, that are resolved beyond the traditional one-year post-acquisition period are required to be reclassified from the deferred tax accounts to goodwill. Pursuant to SFAS No. 142, the Company included such amounts in its annual goodwill assessment. Based on the evaluation completed, the Company recorded a goodwill impairment charge of $7,832,000 related to the Casino Magic Corp. deferred tax asset reclassification and recorded an increase in goodwill of $7,098,000 related to the Boomtown, Inc. deferred tax asset reclassification.

Gaming Licenses.    Boomtown Bossier City. In connection with the acquisition of Casino Magic Corp. in 1998, a portion of the purchase price was allocated to the Bossier City gaming license, which license permits the Company to conduct the gaming operations of Boomtown Bossier City. Pursuant to the implementation of SFAS No. 142 on January 1, 2002 and based on the classification of the gaming license as a non-amortizing intangible asset, such asset is no longer amortized. Instead, the asset is subject to an annual assessment for impairment by applying a fair-value-based test. The Company completed this analysis for 2003 during the third quarter and no such impairment was noted.

Casino Magic Argentina.    A portion of the acquisition price of Casino Magic Corp. in 1998 was also allocated to a concession agreement to operate two casinos in Argentina, which agreement was originally scheduled to expire in December 2006. In 2001, the Company signed an extension agreement to extend the concession contract through 2016. Pursuant to such agreement, the Company agreed, among other things, to invest in the development of new facilities and related amenities. The dollar-denominated cost of such investment was significantly reduced in 2002 as a result of the Argentine government’s conversion of all contracts into peso-denominated contracts in January 2002, which amount would equate to US$3,413,000 at September 30, 2003. The Company also negotiated an additional 5-year extension to December 2021, predicated on the Company investing at least US$1,706,000 (based on September 30, 2003 exchange rates) in the construction of a new hotel facility.

In January 2003, the Company reached an understanding with the Province of Neuquen, which understanding was formalized by a signed agreement in late July 2003 and modified the earlier extension agreement. The modified agreement continues the extension of the Company’s concession agreement through December 2016 and modifies the conditions of such extension. As modified, the investment requirements now stipulate that, among other things, the Argentine subsidiary build as much of the planned new facility as possible, utilizing the resources (cash and retained earnings through 2006) of the Argentine subsidiary. Also, the Company receives the additional five-year extension to 2021 if it invests five million pesos (or US$1,706,000 based on September 30, 2003 exchange rates) in a three-star hotel facility with a minimum of 10 guest rooms.

Amortization expense of the license cost related to Casino Magic Argentina for the three months ended September 30, 2002 and 2003 was $75,000 and $96,000, respectively, and for the

PINNACLE ENTERTAINMENT, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

nine months ended September 30, 2002 and 2003 was $287,000 and $282,000, respectively. The unamortized gaming license costs as of December 31, 2002 and September 30, 2003 were $2,079,000 and $2,119,000, respectively, and accumulated amortization was $1,257,000 and $1,539,000, respectively.

Summary.    The following summarizes the gaming licenses activities between December 31, 2002 and September 30, 2003:

	Balance as of December 31, 2002	Foreign Currency Adjustment	Amortization Expense	Balance as of September 30, 2003
	(in thousands)
Gaming Licenses:
Boomtown Bossier City non-amortizing gaming License	$19,865	$0	$0	$19,865
Casino Magic Argentina amortizing gaming license	2,079	322	(282)	2,119

Cumulative gaming licenses	$21,944	$322	$(282)	$21,984

Note 4—Assets Held For Sale

Assets held for sale consist of 97 acres of unimproved land adjacent to the Hollywood Park Race Track in Inglewood, California, the book value of which was approximately $12,160,000 as of December 31, 2002 and September 30, 2003. In 2002, the Company entered into an agreement to sell 37 of these acres for $22,200,000 in cash to a regional homebuilder. In June 2003, the homebuilder paid the Company a non-refundable cash deposit of $250,000 towards the purchase price. In October 2003, the homebuilder paid the Company an additional non-refundable cash deposit of $500,000 towards the purchase price for an extension of time through November 30, 2003. The close of escrow is subject to the buyer obtaining the necessary entitlements to develop the land as planned. In addition, the buyer has the right to extend the close of escrow to as late as March 31, 2004 by making significant additional non-refundable deposits. While the transaction continues to proceed towards closing, there can be no assurance that the sale will be completed on a timely basis or at all.

Also in 2002, the Company entered into an agreement to sell the remaining 60 acres for $36,000,000 in cash, before income taxes, to a national retail development company. The close of escrow was scheduled for the second half of 2003, subject to the buyer obtaining the necessary entitlements to develop the land as planned. The buyer has requested the right to extend the close of escrow in order to permit it to seek approval for the development project from the voters in the City of Inglewood pursuant to an initiative to be held in March 2004. The Company is considering the extension request and related modifications to the contract. There can be no assurance that the parties will agree to the terms of an extension and the modifications or that such sale will ultimately be completed on a timely basis or at all. The closing dates of both land sales have previously been extended because of delays in obtaining such entitlements.

Note 5—Expansion and Development

Lake Charles Project.    The Lake Charles, Louisiana, project is the development of a destination resort and casino that will include approximately 700 guestrooms (including suites),

PINNACLE ENTERTAINMENT, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

approximately 28,000 square feet of meeting space, five restaurants, a championship Tom Fazio golf course, an expansive outdoor pool area, retail shops and a full-service spa. The dockside riverboat’s casino will be on one level, surrounded on three sides by the hotel and restaurant. The casino is expected to have approximately 1,500 slot machines and 60 table games.

In September 2003, the Company began construction at the site, and at the two shipyards building the trimoran casino vessel. The Company anticipates completing the project in March 2005.

Issuance of the gaming license customarily occurs immediately prior to opening of a gaming property in Louisiana and is subject to continued compliance with certain conditions finalized with the Louisiana Gaming Control Board in November 2001. In the event the Company does not continue to meet these conditions, the Louisiana Gaming Control Board may retract its selection of the Company for receipt of the fifteenth and final gaming license that can be issued under current law in Louisiana.

All costs incurred by the Company related to obtaining this license have been expensed as incurred.

Belterra.    In February 2003, the Company began construction of a $37,000,000 expansion project at the Belterra Casino Resort that will add 300 guestrooms, for a total of 608 rooms, and will also give the property approximately 33,000 square feet of meeting and conference space, a year-round swimming pool and other amenities. As of September 30, 2003, construction is over 35% complete and is proceeding on schedule for an expected opening in April 2004. The Company does not anticipate significant construction disruption to its existing operations.

St. Louis, Missouri.    In October 2003, the Company completed the acquisition of almost 4.0 acres of vacant land in downtown St. Louis, Missouri for approximately $3,600,000. The property is within 1,000 feet of the Mississippi River and immediately adjacent to a 3.3-acre parcel of vacant land already owned by the Company.

On November 14, 2003, the Company submitted two development proposals in the St. Louis, Missouri area in response to Requests for Proposal issued by the City of St. Louis and St. Louis County. One proposal is for a casino hotel to be located in downtown St. Louis, on the 7.3 acres of undeveloped land. The second proposal is for a casino hotel to be located in Lemay, St. Louis County. In each case, the City and County are expected to make a recommendation to the Missouri Gaming Commission of a particular development proposal.

The Missouri Gaming Commission may, in its discretion, choose to process an application for approval of one or two new licenses (or none if it so decides) in the St. Louis area. If the Company were to be recommended by the City or County and chosen by the Missouri Gaming Commission for either or both development opportunities, the Company anticipates raising financing for such development at that time, and that construction would begin in late 2005 or early 2006, after the expected opening of the Lake Charles property. There can be no assurances that either or both of the Company’s development proposals will be selected by the City or County or that if selected, that the Missouri Gaming Commission would go forward with the application and licensing process and eventually act favorably on any such application.

PINNACLE ENTERTAINMENT, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 6—Secured and Unsecured Notes Payable

Notes payable at December 31, 2002 and September 30, 2003 consisted of the following:

	December 31, 2002	September 30, 2003
	(in thousands)
Secured notes payable, Credit Facility, net of unamortized original issue discount	$0	$123,241
Unsecured 8.75% Notes, net of unamortized original issue discount	0	132,801
Unsecured 9.25% Notes	350,000	350,000
Unsecured 9.5% Notes	125,000	64,001
Hollywood Park-Casino debt obligation	16,866	15,341
Other secured notes payable	1,482	1,192
Other unsecured notes payable	150	100

Total Notes Payable	493,498	686,676
Less current maturities	2,419	3,559
Less notes payable—9.5% Note redemption in October 2003	0	64,001

Notes Payable, Long-Term	$491,079	$619,116

Secured Credit Facility.    In May 2003, the Company executed a $240,000,000 amended and restated bank credit facility, comprised of a $115,000,000 reducing revolver and a $125,000,000 term loan (the “Credit Facility”). The $125,000,000 term loan, net of an original issue discount of $1,562,500, was borrowed upon execution of the Credit Facility, with the net proceeds of such facility held in a completion reserve account pending satisfaction of the conditions described below. The Company has an option to increase the Credit Facility to $250,000,000 prior to May 16, 2004. The revolver matures in May 2007 and the term loan matures in May 2008. These maturity dates can occur earlier under certain circumstances, including moving the maturity dates up to August 15, 2006 if the Company has not repaid in full or refinanced its 9.25% Notes by that date. The Credit Facility will be used to finance the construction and opening of the Lake Charles casino resort, the 300-guestroom tower expansion at Belterra Casino Resort and general corporate purposes.

The Credit Facility has, among other things, restrictive financial covenants and capital spending limits, and is secured by substantially all the assets of the Company and its subsidiaries (other than the Argentine subsidiaries). The Company’s obligations under the Credit Facility are guaranteed by the Company’s significant subsidiaries. Interest on the Credit Facility is based on customary financial ratios and is subject to change. As of September 30, 2003, the term loan bore interest of 4.625% over LIBOR and the reducing revolver bore a facility fee for unborrowed amounts of 1.25%. The Company may also, at its option, borrow at the Prime Rate. The Credit Facility allows for interest rate swap agreements or other interest rate protection agreements. Presently, the Company does not use such financial instruments.

Availability under the Credit Facility is significantly limited until the Company deposits $40,000,000 of net cash proceeds from asset sales or equity capital raising efforts into the completion reserve account. In the event that the Company does not deposit $40,000,000 in net

PINNACLE ENTERTAINMENT, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

cash proceeds into such account by June 30, 2004, the unfunded revolving credit commitment would be canceled and the Credit Facility would mature on September 30, 2004. The Company is in the process of trying to sell the 97 acres of unimproved land in Inglewood, California in two pending transactions (aggregating $58,200,000-see Note 4). See Note 4 for a discussion of the status of these land sales. Closing dates of both land sales have previously been extended because of delays obtaining the entitlements that are conditions to the deals, and, accordingly, no assurance can be given that the land sales will close on a timely basis or at all. The Company expects to meet the $40,000,000 net proceeds requirement through a combination of the proceeds from the pending sale of the 37 acres of Inglewood land and, if agreement on the terms of an extension and the modifications can be reached with the national retail development company with respect to the sale of the remaining 60 acres of Inglewood land, the proceeds of such land sale. In addition, the Company is considering other approaches to meeting the $40,000,000 requirement, including sales of other assets, equity issuances, an amendment to the Credit Facility to eliminate such net proceeds requirement or refinancing the Credit Facility with a new credit facility or other form of financing that does not contain such a net proceeds requirement. However, no assurance can be given that any of such alternatives could be achieved. Additionally, availability under the Credit Facility is significantly limited until the Company shall have demonstrated that it has, during the period following September 30, 2002, expended not less than $90,000,000 of its excess cash to finance the Lake Charles project and the Belterra tower expansion (and, subject to certain limitations, other enhancements to the Company’s properties) as well as transaction expenses associated with the Credit Facility.

Borrowing under the Credit Facility is also subject to other conditions associated with construction loans, including conditions pertaining to construction of the Lake Charles development project. The Credit Facility requires the Company to diligently pursue construction of the Lake Charles project so as to complete it not later than March 31, 2005, and not to take any actions that would cause certain essential elements necessary for the opening of the project to be completed later than December 31, 2004. As a result of delays in the receipt of permits from the Army Corps of Engineers, and not as a result of any action by the Company, the scheduled date for the substantial completion in the building construction contract is March 12, 2005. In addition, in order to access the Credit Facility for the Lake Charles development project, the Company must submit to a construction consultant monthly requests detailing all expenses associated with the Lake Charles resort project anticipated to be paid during that calendar month. Then the Company and the construction consultant have fifteen business days to agree on the request. If the construction consultant does not approve the request, the lenders are not obligated to advance any funds in support of the Lake Charles resort development. The Company must also be able to certify that certain “in balance” or liquidity requirements have been satisfied as of the last day of the relevant calendar month. In addition, prior to requesting any funds under the revolving loan commitment or accessing the proceeds of the term loan, the Company has agreed to provide an endorsement to the Administrative Agent’s policy of title insurance confirming termination of a “right of way” in favor of the U.S. Army Corps of Engineers in respect of the Lake Charles resort development. The Company anticipates meeting these conditions, however, there can be no assurances the Company will be able to do so.

The Credit Facility amends and restates the Company’s previous bank credit facility, which facility had remained unused since February 1999.

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Unsecured 8.75% and 9.25% Notes.    On September 25, 2003, the Company issued $135,000,000 aggregate principal amount of 8.75% Senior Subordinated Notes due 2013 (the “8.75% Notes”), which notes were issued at a discount of 98.369% of par to yield 9% to maturity. The net proceeds of the offering were used to fund the Company’s retirement of its $125,000,000 aggregate principal amount 9.5% Senior Subordinated Notes (the “9.5% Notes”) through a cash tender offer pursuant to which purchases were made on September 25, 2003 and October 6, 2003, and a redemption completed on October 27, 2003, and to pay the premium included in the tender price and redemption price, as well as the fees and costs associated with the transaction.

In February of 1999, the Company issued $350,000,000 principal amount of 9.25% Senior Subordinated Notes due 2007 (the “9.25% Notes”), the proceeds from which were used to pay the then outstanding borrowings on the Credit Facility, to fund capital expenditures, and for other general corporate purposes.

The 8.75% and 9.25% Notes are redeemable, at the option of the Company, in whole or in part, on the following dates, at the following premium-to-face values:

8.75% Notes redeemable:		9.25% Notes redeemable:
On and after October 1,	at a premium of	On and after February 15,	at a premium of
2008	104.375%	2003	104.625%
2009	102.917%	2004	103.083%
2010	101.458%	2005	101.542%
2011	100.000%	2006	100.000%
2013	Maturity	2007	Maturity

Both the 8.75% and the 9.25% Notes are unsecured obligations of the Company, guaranteed by all material restricted subsidiaries (excluding foreign subsidiaries, in the case of the 8.75% Notes) of the Company, as defined in the indentures. The Casino Magic Argentina subsidiaries do not guaranty the debt. The indentures governing the 8.75% and 9.25% Notes contain certain covenants limiting the ability of the Company and its restricted subsidiaries to incur additional indebtedness, issue preferred stock, pay dividends or make certain distributions, repurchase equity interests or subordinated indebtedness, create certain liens, enter into certain transactions with affiliates, sell assets, issue or sell equity interests in its subsidiaries, or enter into certain mergers and consolidations. Among other things, the Company is permitted, under both indentures, to amend, restate, modify, renew, refund, replace or refinance its Credit Facility (or, in the case of the 8.75% Notes, incur other senior indebtedness) up to a maximum of $350,000,000 of such debt outstanding. It is also permitted to put up to 50% of its undeveloped real estate, measured in acres, into an unrestricted subsidiary. The proceeds of any subsequent sale of the land would also remain unrestricted. The Inglewood land currently under contracts (see Note 4) to be sold comprises less than half of the Company’s undeveloped land.

On September 25, 2003, the Company issued a notice of redemption and deposited $64,001,000 of the net proceeds raised from the 8.75% Notes offering with the trustee for the 9.5% Notes, which funds were used on October 27, 2003 to redeem the remaining 9.5% Notes not tendered and purchased in the tender offer. As the redemption date had not yet occurred prior to September 30, 2003, under GAAP, the cash deposited with the trustee for the redemption is classified as a current asset—“Restricted Cash—9.5% Note Redemption”—and the notes are classified as a current liability—“Notes Payable—9.5% Note Redemption.”

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NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In connection with the retirement of the 9.5% Notes, the Company paid a premium of $2,969,000, expensed unamortized debt costs of $5,288,000 associated with the 9.5% Notes and incurred transactional costs of $487,000. Overall, the Company recorded a loss on early extinguishment of debt of $8,744,000.

Note 7—Commitments and Contingencies

Indiana Regulatory Settlement and Related Costs.    In 2002, the Company incurred estimated regulatory, legal and other settlement costs of $6,609,000 ($6,576,000 of which was incurred through September 30, 2002) in connection with an investigation by the Indiana Gaming Commission into events surrounding, and claims underlying, lawsuits filed by two former Belterra Casino Resort employees and events surrounding a golf tournament held in 2001. The lawsuits were settled during 2002.

In August 2002, the Company entered into a settlement agreement with the Indiana Gaming Commission. The Company agreed, among other things, to pay a fine of $2,260,000; suspend gaming operations at the Belterra Casino Resort for three days in October 2002; pay estimated wages, tips, taxes and community development fees that would have been paid had the operation not been closed during the three-day closure period; build a new 300 guest-room tower by July 2004; and establish a new compliance committee of the Company’s Board Directors. Except for the guestroom tower, which is under construction, all elements of the settlement agreement have been completed.

The Company also placed $5,000,000 into an escrow account to ensure the completion of the new guestroom tower by July 2004, at which time the funds will be released back to the Company. In the event the Company does not complete the tower by July 29, 2004 (subject to extension for events beyond the Company’s control upon approval by the Indiana Gaming Commission), the $5,000,000 escrowed funds will be paid to the Indiana Gaming Commission.

Settlement costs incurred in 2002 included the fine, investigation costs, estimated severance with former officers and estimated legal and other related costs. In September 2003, a reserve established for legal fees previously incurred was released as such costs were paid in connection with the settlement of the derivative action matter (see “Legal—Shareholder Derivative Action” below). The remaining estimated costs may be subject to further revision upon final disposition of these matters after September 30, 2003.

Employment Contracts.    During the nine months ended September 30, 2003, the Company entered into a five-year employment agreement with its newly retained Chief Financial Officer and a four-year employment agreement with its Chief Operating Officer, as well as various other employment contracts that range in term from two to four years. These agreements, as well as the existing employment agreements with the Company’s Chief Executive Officer, General Counsel and other key employees, in general grant the employee the right to receive his or her annual salary for up to the balance of the employment agreement, plus extension of certain benefits and the immediate vesting of stock options, if the employee terminates his or her employment for good reason or the Company terminates the employee without cause (both as defined in the respective agreements). Upon certain events (including the employee’s termination of his or her employment after a diminution of his or her responsibilities or after the Company’s failure to pay a minimum bonus, or the Company’s termination of the employee)

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(each a “Severance Trigger”) following a change in control (as defined in the various agreements), the employee is entitled to (i) a lump-sum payment equal to two times the largest annual salary and incentive compensation that was paid to the employee during the two years preceding the change in control (or in the case of the Chief Executive Officer, Chief Financial Officer and General Counsel, a lump sum payment equal to their annual salary through the end of the term, or if the balance of the contract is less than one year, for one year), (ii) the extension of certain benefits for at least one year after termination, and (iii) the immediate vesting of the employee’s stock options. In the case of the CEO, he may terminate his employment following a change of control and receive such payments, benefits and option vesting without the requirement that there be a subsequent Severance Trigger. The aggregate amount to be paid to this group of employees in the event of a change in control and subsequent severance trigger is approximately $14,266,000.

Construction Commitments.    As described in Note 5, the Company is in the early stages of developing and building projects in Louisiana and Indiana. The total costs of such projects are estimated to be $362,000,000, inclusive of capitalized interest and pre-opening costs. At September 30, 2003, the Company had expended approximately $31,522,000 of this amount and had entered into agreements related to design, development and construction for approximately $230,275,000. As of September 30, 2003, the Company had set aside $22,500,000 for the benefit of the Lake Charles project and deposited $5,000,000 into an escrow account for the benefit of the Belterra project, and classified such amounts as “Restricted Cash” on the Condensed Consolidated Balance Sheets at September 30, 2003 and December 31, 2002.

Astoria Entertainment Litigation.    In November 1998, Astoria Entertainment, Inc. filed a complaint in the United States District Court for the Eastern District of Louisiana. Astoria, an unsuccessful applicant for a license to operate a riverboat casino in Louisiana, attempted to assert a claim under the Racketeer Influenced and Corrupt Organizations Act (“RICO”), seeking damages allegedly resulting from its failure to obtain a license. Astoria named several companies and individuals as defendants, including Hollywood Park, Inc. (the predecessor to Pinnacle Entertainment), Louisiana Gaming Enterprises, Inc. (“LGE”), a wholly-owned subsidiary of Pinnacle Entertainment, and an employee of Boomtown, Inc. The Company believed the RICO claim against it had no merit and, indeed, Astoria voluntarily dismissed its RICO claim against Hollywood Park, LGE, and the Boomtown employee.

On March 1, 2001, Astoria amended its complaint. Astoria’s amended complaint added new legal claims, and named Boomtown, Inc. and LGE as defendants. Astoria claims that the defendants (i) conspired to corrupt the process for awarding licenses to operate riverboat casinos in Louisiana, (ii) succeeded in corrupting the process, (iii) violated federal and Louisiana antitrust laws, and (iv) violated the Louisiana Unfair Trade Practices Act. The amended complaint asserts that Astoria would have obtained a license to operate a riverboat casino in Louisiana, but for these alleged improper acts. On August 21, 2001, the court dismissed Astoria’s federal claims with prejudice and its state claims without prejudice. On September 21, 2001, Astoria appealed those dismissals to the U.S. Court of Appeals for the Fifth Circuit. On October 3, 2001, Boomtown, Inc. and LGE filed a cross-appeal on the grounds that the state claims should have been dismissed with prejudice. Astoria subsequently voluntarily dismissed its appeal. While the cross-appeal by Boomtown, Inc. and LGE was pending, in May 2002, Astoria refiled its state claims in the Civil District Court for the Parish of Orleans, Louisiana. Boomtown, Inc. and LGE subsequently filed a Motion to Dismiss the refiled state law claims. On

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January 7, 2003, the Fifth Circuit Court of Appeals affirmed the lower court’s decision that Astoria’s state law claims were dismissed without prejudice. A hearing on the Motion to Dismiss Astoria’s refiled state law claims was held on October 24, 2003 before the Civil District Court for the Parish of Orleans, Louisiana. While the Company cannot predict the outcome of this litigation, management intends to defend it vigorously.

Poulos Lawsuit.    A class action lawsuit was filed on April 26, 1994, in the United States District Court, Middle District of Florida (the “Poulos Lawsuit”), naming as defendants 41 manufacturers, distributors and casino operators of video poker and electronic slot machines, including Casino Magic. The lawsuit alleges that the defendants have engaged in a course of fraudulent and misleading conduct intended to induce people to play such games based on false beliefs concerning the operation of the gaming machines and the extent to which there is an opportunity to win. The suit alleges violations of RICO, as well as claims of common law fraud, unjust enrichment and negligent misrepresentation, and seeks damages in excess of $6 billion. On May 10, 1994, a second class action lawsuit was filed in the United States District Court, Middle District of Florida (the “Ahern Lawsuit”), naming as defendants the same defendants who were named in the Poulos Lawsuit and adding as defendants the owners of certain casino operations in Puerto Rico and the Bahamas, who were not named as defendants in the Poulos Lawsuit. The claims in the Ahern Lawsuit are identical to the claims in the Poulos Lawsuit. Because of the similarity of parties and claims, the Poulos Lawsuit and Ahern Lawsuit were consolidated into one case file (the “Poulos/Ahern Lawsuit”) in the United States District Court, Middle District of Florida. On December 9, 1994 a motion by the defendants for change of venue was granted, transferring the case to the United States District Court for the District of Nevada, in Las Vegas. In an order dated April 17, 1996, the court granted motions to dismiss filed by Casino Magic and other defendants and dismissed the complaint without prejudice. The plaintiffs then filed an amended complaint on May 31, 1996 seeking damages against Casino Magic and other defendants in excess of $1 billion and punitive damages for violations of RICO and for state common law claims for fraud, unjust enrichment and negligent misrepresentation.

At a December 13, 1996 status conference, the Poulos/Ahern Lawsuit was consolidated with two other class action lawsuits (one on behalf of a smaller, more defined class of plaintiffs and one against additional defendants) involving allegations substantially identical to those in the Poulos/Ahern Lawsuit (collectively, the “Consolidated Lawsuits”) and all pending motions in the Consolidated Lawsuits were deemed withdrawn without prejudice. The plaintiffs in the Consolidated Lawsuits filed a consolidated amended complaint on February 14, 1997, which the defendants moved to dismiss. On December 19, 1997, the court granted the defendants’ motion to dismiss certain allegations in the RICO claim, but denied the motion as to the remainder of such claim; granted the defendants’ motion to strike certain parts of the consolidated amended complaint; denied the defendants’ remaining motions to dismiss and to stay or abstain; and permitted the plaintiffs to substitute one of the class representatives. On January 9, 1998, the plaintiffs filed a second consolidated amended complaint containing claims nearly identical to those in the previously dismissed complaints. The defendants answered, denying the substantive allegations of the second consolidated amended complaint. On June 21, 2002, the court denied plaintiffs’ motion for class certification. On July 11, 2002, the plaintiffs’ filed a petition for permission to appeal the court’s denial of the plaintiffs’ motion for class certification. On August 15, 2002, the United States Court of Appeals for the Ninth Circuit granted plaintiffs’ petition. On August 23, 2002, the plaintiffs filed their notice of appeal with the U.S. District Court for the District of Nevada. On or about April 30, 2003, the plaintiffs filed their

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opening brief on appeal. Defendants’ answering brief was filed on September 18, 2003. The plaintiffs’ reply brief was filed on October 20, 2003.

The claims are not covered under the Company’s insurance policies. While the Company cannot predict the outcome of this action, management intends to defend it vigorously.

Casino Magic Biloxi Patron Incident.    On January 13, 2001, three Casino Magic Biloxi patrons sustained injuries as a result of an assault by another Casino Magic Biloxi patron, who then killed himself. Several other patrons sustained injuries while attempting to exit the casino. On August 1, 2001, two of the casino patrons injured during the January 13, 2001 incident filed a complaint in the Circuit Court of Harrison County, Mississippi, Second Judicial District. The complaint alleges that Biloxi Casino Corp. failed to exercise reasonable care to keep its patrons safe from foreseeable criminal acts of third persons and seeks unspecified compensatory and punitive damages. The plaintiffs filed an amended complaint on August 17, 2001. The amended complaint added an allegation that Biloxi Casino Corp. violated a Mississippi statute by serving alcoholic beverages to the perpetrator who was allegedly visibly intoxicated and that Biloxi Casino Corp.’s violation of the statute was the proximate cause of or contributing cause to plaintiffs’ injuries. On March 20, 2002, the third injured victim filed a complaint in the Circuit Court of Harrison County, Mississippi, Second Judicial District. The allegations in the complaint are substantially similar to those contained in the August 1, 2001 lawsuit. The trial for the August 1, 2001 lawsuit has been continued. The trial is now set for February 9, 2004. No trial date has been set for the subsequent suit. While the Company cannot predict the outcome of these actions, the Company, together with its applicable insurers, intends to defend them vigorously.

Wage and Hour Dispute.    A class action lawsuit was filed on March 11, 2003, in Los Angeles Superior Court, naming as defendants certain entities related to the Hollywood Park facility, including the Company. The lawsuit, filed by one plaintiff on behalf of himself and a purported class of non-exempt “Hollywood Park Casino Food and Beverage Department Employees,” alleged violations of wage and hour laws and tort claims to recover wages and punitive damages for work allegedly performed during meal periods without compensation. The case was dismissed as to the Company on October 14, 2003.

Actions by Greek Authorities.    In 1995, a subsidiary of Casino Magic Corp., Casino Magic Europe B.V. (“CME”), performed management services for Porto Carras Casino, S.A. (“PCC”), a joint venture in which CME had a minority interest. Effective December 31, 1995, CME, with the approval of PCC, assigned its interests and obligations under the PCC management agreement to a Greek subsidiary, Casino Magic Hellas S.A. (“Hellas”). Hellas issued invoices to PCC for management fees that accrued during 1995, but had not been billed by CME.

In September 1996, local Greek tax authorities in Thessaloniki assessed a penalty of approximately $3,500,000 against Hellas, and an equal amount against PCC, arising out of the presentation and payment of the invoices. The Thessaloniki tax authorities asserted that the Hellas invoices were fictitious, representing an effort to reduce the taxable income of PCC.

PCC and Hellas each appealed their respective assessments. The assessment of the fine against PCC was overturned by the Administrative Court of Thessaloniki on December 11, 2000. The court determined that the actions taken by Hellas and PCC were not fictitious but constituted a legitimate business transaction and accordingly overturned the assessment of the

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fine. Hellas’s appeal was dismissed for technical procedural failures and has not been reinstated. Greek counsel has advised the Company that the rationale of the court in the PCC fine matter would bar enforcement of a fine levied against Hellas.

During the first quarter of 2001, the Greek taxing authorities appealed the December 11, 2000 decision by the Administrative Court of Thessaloniki overturning the assessment of the fine against PCC. On March 31, 2003, the Administrative Court of Appeals affirmed the Administrative Court of Thessaloniki’s decision. It is unknown whether the taxing authorities will appeal such ruling.

Under Greek law, shareholders are not liable for the liabilities of a Greek company in which they hold shares, even if the entity is later liquidated or dissolved, and assessments such as the PCC and Hellas fines generally are treated as liabilities of the company. Additionally, all of PCC’s stock was sold to an unrelated company in December of 1996, and the buyer assumed all of PCC’s liabilities. Therefore, management does not expect that this matter will have a materially adverse effect on the financial condition or results of operations of the Company.

In June 2000, Greek authorities issued a warrant to appear at a September 29, 2000 criminal proceeding to Marlin Torguson (a member of the Company’s board of directors and Chairman of the Board of CME in 1995) and Robert Callaway (former Associate General Counsel for the Company and, prior to its acquisition by the Company, CME’s General Counsel). They were charged under Greek law, and convicted in absentia, as being culpable criminally for corporate misconduct based solely on the issuance of invoices by Hellas to PCC and on their status as alleged executive board members of PCC. The Company is advised that they are not, and have never been, managing (active) executive directors of PCC. Accordingly, the Company believes that they were improperly named in the proceedings. The defendants have a right of appeal for a de novo trial under Greek law.

On March 30, 2001, appeals on behalf of Messrs. Torguson and Callaway were filed. The hearing before the three-member Court of Misdemeanors of Thessaloniki was held on April 10, 2003. At the conclusion of the hearing, the court ruled in favor of Messrs. Torguson and Callaway and overturned their criminal convictions. All proceedings started to this point have been resolved successfully and conclusively.

Shareholder Derivative Action.    On December 13, 2002, William T. Kelsey, an individual shareholder of the Company, filed a derivative lawsuit purportedly on behalf of the Company against the Company’s former Chairman R.D. Hubbard, former CEO and President Paul R. Alanis, current Chairman and CEO Daniel R. Lee, various other current and former directors of the Company, and named the Company as a nominal defendant. The lawsuit, brought in California Superior Court in Los Angeles County, alleges, among other things, breaches of fiduciary duty, negligence and mismanagement against all of the defendants and violations of the RICO Act by Mr. Hubbard in connection with the events surrounding a golf tournament held at the Company’s Belterra Casino Resort in June 2001. The complaint alleged that the Company was entitled to recover unspecified damages in excess of $10,000,000, plus exemplary, punitive and treble damages and that the shareholder plaintiff should recover fees and costs. The Company authorized a Special Committee of the Board of Directors, consisting of two independent directors, to perform an investigation and determine whether pursuit of the derivative lawsuit against the individual defendants was in the best interests of the Company and its shareholders.

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On July 28, 2003, the Court approved an Agreement for Settlement of the derivative lawsuit which provides for, among other things (i) a payment to the Company by the D&O insurer for the Company and the individual defendants, (ii) payment of legal fees by the Company to counsel for the plaintiff, (iii) a payment by the Company to Mr. Kelsey and (iv) a separate agreement and Specific Mutual Release by and between the Company and R.D. Hubbard (the “Hubbard Settlement”). As discussed below, the payment received from the D&O insurance carrier offset the payments to the plaintiff, his counsel and related legal fees, as well as costs incurred by the Company. The Hubbard Settlement provides, among other things, that Mr. Hubbard will grant to the Company an Option to Purchase (the “Option”) all or a portion of his shares of the Company at any time during the two years following the settlement, with the option price set at $10 per share in Year One and $15 per share in Year Two. This Option belongs exclusively to the Company and is fully transferable and assignable by the Company. If the Company sells its Option, Mr. Hubbard will receive one-half of the net proceeds from such sale. In addition, Mr. Hubbard (i) granted the Company an assignable right of first refusal for three years following the settlement to purchase any stock he proposes to sell in excess of one hundred thousand shares during that three year period (either in a single transaction or a series of related transactions), (ii) under the terms of the settlement agreed not to sell more than a prescribed number of his shares in the Company each quarter without Company pre-approval for a period of three years, and (iii) agreed not to participate in a contest for control of the Company for the same three-year period. The Company will also pay or reimburse certain of Mr. Hubbard’s legal costs. Pursuant to the Hubbard settlement, the Company understands that Mr. Hubbard is required to dispose of his company shares by a specified date. That date remains confidential, and the Company does not have knowledge of it. The Agreement for Settlement and the Hubbard Settlement were each subject to regulatory approvals, which have now been obtained. In connection with the final regulatory approval, the Company received net proceeds of $1,346,000 from the insurance carrier (after deducting for payments to the plaintiff and plaintiff’s counsel noted above), which resulted in a settlement benefit of $1,185,000 and $248,000 for the three and nine months ended September 30, 2003. The larger settlement benefit recorded in the three months ended September 30, 2003 is due to the recovery of costs incurred during the six months ended June 30, 2003. In addition, the Company recorded a benefit of $331,000 related to the reversal of a reserve established in 2002 for legal fees previously incurred that were paid by the insurance carrier as part of the final settlement. The Company does not anticipate further costs.

Alanis Suit.    On or about December 3, 2002, Paul Alanis filed a lawsuit against the Company, R.D. Hubbard and Daniel R. Lee, claiming, among other things, wrongful termination and defamation. He seeks unspecified compensatory and punitive damages. On February 11, 2003, the court granted the Company’s motion to send the matter to arbitration, with the exception of the defamation claims against Mr. Lee, and stayed the entire action pending such arbitration. The arbitration hearing is set to commence on January 12, 2004. The trial on the defamation claims has been set for March 22, 2004. The parties are currently in the discovery process for both matters. While the outcome of this action cannot be predicted, the Company and Mr. Lee intend to defend it vigorously.

New Hampshire Insurance Company Lawsuit.    On July 31, 2000, a collision occurred between the M/V Miss Belterra and the M/V Elizabeth Ann riverboats. On or about November 7, 2001, New Hampshire Insurance Company filed suit against the Company in the U.S. District Court, District of California alleging, among other things, that New Hampshire Insurance

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Company overpaid the Company in excess of $2,000,000, on the Company’s business interruption claim arising out of the collision. The plaintiff sought restitution of the sums that it had allegedly overpaid the Company, a judicial declaration of the amount, if any, that it had overpaid the Company, and a judicial declaration of the rights and duties of the parties and costs of suit. On October 4, 2002, the Company filed an answer, counterclaim and request for jury trial claiming, among other things, that the plaintiff’s payments to the Company fell short of the plaintiff’s obligation by at least $1,175,000, that the plaintiff had breached its insurance contract, and that the plaintiff had acted in bad faith, and seeking a judicial determination of the respective rights and duties of the parties. The Company also requested attorneys’ fees, costs of suit and interest. However, in light of the likely cost of the litigation and the potential for an outcome adverse to the Company, the case was settled for a mutual dismissal of claims with prejudice and a waiver of costs. The court dismissed the action in its entirety on September 10, 2003.

Indiana State Tax Dispute.    The State of Indiana conducted a sales and use tax audit at the Company’s Belterra entity in 2001. In October 2002, the Company received a proposed assessment in the amount of $3,070,000 with respect to the M/V Miss Belterra casino riverboat, including interest and a penalty. A protest was filed by the Company in December of 2002. On June 16, 2003, the Indiana Tax Court issued two favorable rulings for other taxpayers with claims similar to the Company’s. While the court’s rulings and the similarity of the issues suggest that the Company would receive a similar result from that court, those rulings are currently being appealed by the state. The Company’s protest has been stayed pending the outcome of those appeals by the state. The Company intends to pursue this matter vigorously.

Other.    The Company is party to a number of other pending legal proceedings, though management does not expect that the outcome of such proceedings, either individually or in the aggregate, will have a material effect on the Company’s financial results.

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Note 8—Consolidating Condensed Financial Information

The Company’s subsidiaries (excluding Casino Magic Argentina and certain non-material subsidiaries) have fully and unconditionally guaranteed the payment of all obligations under the 8.75% Notes and the 9.25% Notes. Separate financial statements and other disclosures regarding the subsidiary guarantors are not included herein because management has determined that such information is not material to investors. In lieu thereof, the Company includes the following:

Consolidating Condensed Financial Information

For the three and nine months ended September 30, 2003 and 2002 and

Balance Sheets as of September 30, 2003 and December 31, 2002

(in thousands)

	Pinnacle Entertainment Inc.	(a) Wholly Owned Guarantor Subsidiaries	(b) Wholly Owned Non-Guarantor Subsidiaries	Consolidating and Eliminating Entries	Pinnacle Entertainment, Inc. Consolidated
Balance Sheet
As of September 30, 2003
Current assets	$121,626	$79,406	$5,705	$0	$206,737
Property, plant and equipment, net	19,352	578,119	1,470	0	598,941
Other non-current assets	178,075	29,575	2,118	10,851	220,619
Investment in subsidiaries	477,192	2,231	0	(479,423)	0
Inter-company	182,038	4,011	0	(186,049)	0

	$978,283	$693,342	$9,293	$(654,621)	$1,026,297

Current liabilities	$90,671	$55,973	$3,051	$0	$149,695
Notes payable, long term	617,920	1,196	0	0	619,116
Other non-current liabilities	39,984	0	0	(12,206)	27,778
Inter-company	0	182,038	4,011	(186,049)	0
Equity	229,708	454,135	2,231	(456,366)	229,708

	$978,283	$693,342	$9,293	$(654,621)	$1,026,297

Statement of Operations
For the three months ended September 30, 2003
Revenues:
Gaming	$0	$112,973	$3,189	$0	$116,162
Food and beverage	0	7,823	240	0	8,063
Equity in subsidiaries	14,969	992	0	(15,961)	0
Other	1,500	14,368	19	0	15,887

	16,469	136,156	3,448	(15,961)	140,112

Expenses:
Gaming	0	64,340	824	0	65,164
Food and beverage	0	8,996	225	0	9,221
Administrative and other	11,458	33,204	663	0	45,325
Depreciation and amortization	637	11,032	183	0	11,852

	12,095	117,572	1,895	0	131,562

Operating income	4,374	18,584	1,553	(15,961)	8,550
Loss on early extinguishment of debt	8,744	0	0	0	8,744
Interest expense (income), net	15,016	(411)	(10)	0	14,595

(Loss) income before inter-company activity and taxes	(19,386)	18,995	1,563	(15,961)	(14,789)
Management fee & inter-company interest expense (income)	(4,026)	4,026	0	0	0
Income tax (benefit) expense	1,037	0	571	0	1,608

Net (loss) income	$(16,397)	$14,969	$992	$(15,961)	$(16,397)

PINNACLE ENTERTAINMENT, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Consolidating Condensed Financial Information

For the three and nine months ended September 30, 2003 and 2002 and

Balance Sheets as of September 30, 2003 and December 31, 2002

(in thousands)

	Pinnacle Entertainment, Inc.	(a) Wholly Owned Guarantor Subsidiaries	(b) Wholly Owned Non-Guarantor Subsidiaries	Consolidating and Eliminating Entries	Pinnacle Entertainment, Inc. Consolidated
Statement of Operations (continued)
For the nine months ended September 30, 2003
Revenues:
Gaming	$0	$334,213	$8,235	$0	$342,448
Food and beverage	0	21,455	589	0	22,044
Equity in subsidiaries	34,752	2,422	0	(37,174)	0
Other	4,500	36,745	51	0	41,296

	39,252	394,835	8,875	(37,174)	405,788

Expenses:
Gaming	0	195,278	2,213	0	197,491
Food and beverage	0	25,018	571	0	25,589
Administrative and other	21,019	95,698	2,636	0	119,353
Depreciation and amortization	1,850	32,779	537	0	35,166

	22,869	348,773	5,957	0	377,599

Operating income (loss)	16,383	46,062	2,918	(37,174)	28,189
Loss on early extinguishment of debt	8,744	0	0	0	8,744
Interest expense (income), net	40,319	(920)	(12)	0	39,387

Income (loss) before inter-company activity and income taxes	(32,680)	46,982	2,930	(37,174)	(19,942)
Management fee & inter-company interest expense (income)	(12,230)	12,230	0	0	0
Income tax (benefit) expense	(822)	0	508	0	(314)

Net (loss) income	$(19,628)	$34,752	$2,422	$(37,174)	$(19,628)

For the three months ended September 30, 2002
Revenues:
Gaming	$0	$113,847	$1,576	$0	$115,423
Food and beverage	0	8,285	124	0	8,409
Equity in subsidiaries	14,077	374	0	(14,451)	0
Other	1,500	14,061	11	0	15,572

	15,577	136,567	1,711	(14,451)	139,404

Expenses:
Gaming	0	64,516	439	0	64,955
Food and beverage	0	9,130	114	0	9,244
Administrative and other	3,939	33,936	553	0	38,428
Depreciation and amortization	650	10,486	96	0	11,232

	4,589	118,068	1,202	0	123,859

Operating income (loss)	10,988	18,499	509	(14,451)	15,545
Interest expense (income), net	12,054	(383)	(3)	0	11,668

Income (loss) before inter-company activity and income taxes	(1,066)	18,882	512	(14,451)	3,877
Management fee & inter-company interest expense (income)	(4,805)	4,805	0	0	0
Income tax expense (benefit)	1,258	0	138	0	1,396

Net income (loss)	$2,481	$14,077	$374	$(14,451)	$2,481

PINNACLE ENTERTAINMENT, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Consolidating Condensed Financial Information

For the three and nine months ended September 30, 2003 and 2002 and

Balance Sheets as of September 30, 2003 and December 31, 2002

(in thousands)

	Pinnacle Entertainment, Inc.	(a) Wholly Owned Guarantor Subsidiaries	(b) Wholly Owned Non-Guarantor Subsidiaries	Consolidating and Eliminating Entries	Pinnacle Entertainment, Inc. Consolidated
Statement of Operations (continued)
For the nine months ended September 30, 2002
Revenues:
Gaming	$0	$321,351	$4,907	$0	$326,258
Food and beverage	0	22,654	391	0	23,045
Equity in subsidiaries	16,703	1,585	0	(18,288)	0
Other	4,500	35,147	36	0	39,683

	21,203	380,737	5,334	(18,288)	388,986

Expenses:
Gaming	0	186,306	1,443	0	187,749
Food and beverage	0	25,548	373	0	25,921
Administrative and other	18,824	95,126	683	0	114,633
Depreciation and amortization	1,790	31,522	383	0	33,695

	20,614	338,502	2,882	0	361,998

Operating income (loss)	589	42,235	2,452	(18,288)	26,988
Interest expense (income), net	36,124	(660)	(10)	0	35,454

Income (loss) before inter-company activity, taxes and change in accounting principle	(35,535)	42,895	2,462	(18,288)	(8,466)
Management fee & inter-company interest expense (income)	(14,419)	14,419	0	0	0
Income tax expense (benefit)	(3,111)	0	877	0	(2,234)

Income (loss) before change in accounting principle	(18,005)	28,476	1,585	(18,288)	(6,232)
Cumulative effect of a change in accounting principle	44,931	11,773	0	0	56,704

Net income (loss)	$(62,936)	$16,703	$1,585	$(18,288)	$(62,936)

Statement of Cash Flows
For the nine months ended September 30, 2003
Net cash provided by (used in) operating activities	$(31,740)	$56,477	$1,911	$0	$26,648
Net cash provided by (used in) investing activities	(191,539)	(45,259)	320	0	(236,478)
Net cash provided by (used in) financing activities	186,864	(236)	0	0	186,628
Effect of exchange rate changes	0	0	99	0	99
For the nine months ended September 30, 2002
Net cash provided by (used in) operating activities	$(3,562)	$31,829	$761	$0	$29,028
Net cash provided by (used in) investing activities	(29,749)	(33,073)	(1,662)	0	(64,484)
Net cash provided by (used in) financing activities	1,831	(687)	0	0	1,144
Effect of exchange rate changes	0	0	(1,958)	0	(1,958)

PINNACLE ENTERTAINMENT, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Consolidating Condensed Financial Information

For the three and nine months ended September 30, 2003 and 2002 and

Balance Sheets as of September 30, 2003 and December 31, 2002

(in thousands)

	Pinnacle Entertainment, Inc.	(a) Wholly Owned Guarantor Subsidiaries	(b) Wholly Owned Non-Guarantor Subsidiaries	Consolidating and Eliminating Entries	Pinnacle Entertainment, Inc. Consolidated
Balance Sheet
As of December 31, 2002
Current assets	$101,865	$67,116	$4,024	$0	$173,005
Property, plant and equipment, net	22,850	562,233	1,000	0	586,083
Other non-current assets	38,779	29,642	2,078	10,851	81,350
Investment in subsidiaries	512,877	(927)	0	(511,950)	0
Inter-company	171,028	52,159	0	(223,187)	0

	$847,399	$710,223	$7,102	$(724,286)	$840,438

Current liabilities	$37,652	$48,142	$2,092	$0	$87,886
Notes payable, long term	489,846	1,233	0	0	491,079
Other non-current liabilities	25,193	0	0	(12,206)	12,987
Inter-company	46,222	171,028	5,937	(223,187)	0
Equity	248,486	489,820	(927)	(488,893)	248,486

	$847,399	$710,223	$7,102	$(724,286)	$840,438

(a)	Subsidiaries that are treated as guarantors of both the 8.75% and 9.25% Notes are the following: Belterra Resort Indiana LLC, Boomtown, Inc., PNK (Reno), LLC, Louisiana-I Gaming, Louisiana Gaming Enterprises, Inc., Casino Magic Corp., Biloxi Casino Corp., PNK (Bossier City), Inc., PNK (Lake Charles), LLC, Casino One Corporation, HP/Compton, Inc. and Crystal Park Hotel and Casino Development Company, LLC.
(b)	The Company’s only material non-guarantor of both the 8.75% Notes and 9.25% Notes is Casino Magic Neuquen S.A. and its subsidiary Casino Magic Support Services.

PINNACLE ENTERTAINMENT, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 9—Segment Information

The following table reconciles the Company’s segment activity to its consolidated results of operations for the three and nine months ended September 30, 2002 and 2003 and financial position as of December 31, 2002 and September 30, 2003.

	For the three months ended September 30,		For the nine months ended September 30,
	2002	2003	2002	2003
	(in thousands)
Boomtown New Orleans
Revenues	$24,882	$26,991	$75,669	$80,372
Expenses, excluding depreciation and amortization	18,423	19,610	55,334	58,220
Depreciation and amortization	1,690	1,520	4,900	4,836

Net operating income—Boomtown New Orleans	$4,769	$5,861	$15,435	$17,316

Belterra Casino Resort
Revenues	$33,281	$35,912	$91,027	$100,633
Expenses, excluding depreciation and amortization	27,906	28,644	79,115	83,705
Depreciation and amortization	3,299	3,482	9,849	10,229

Net operating income—Belterra Casino Resort	$2,076	$3,786	$2,063	$6,699

Boomtown Bossier City
Revenues	$27,966	$26,080	$76,703	$81,305
Expenses, excluding depreciation and amortization	24,034	22,150	67,062	68,696
Depreciation and amortization	1,705	2,286	5,607	6,466

Net operating income—Boomtown Bossier City	$2,227	$1,644	$4,034	$6,143

Casino Magic Biloxi
Revenues	$22,884	$21,755	$66,311	$64,174
Expenses, excluding depreciation and amortization	17,202	17,034	50,541	51,584
Depreciation and amortization	1,876	1,942	5,631	5,786

Net operating income—Casino Magic Biloxi	$3,806	$2,779	$10,139	$6,804

Boomtown Reno
Revenues	$27,120	$24,366	$69,262	$65,749
Expenses, excluding depreciation and amortization	19,918	19,036	54,088	53,690
Depreciation and amortization	1,916	1,782	5,535	5,322

Net operating income—Boomtown Reno	$5,286	$3,548	$9,639	$6,737

Casino Magic Argentina
Revenues	$1,711	$3,448	$5,334	$8,875
Expenses, excluding depreciation and amortization	1,096	1,712	4,319	5,420
Depreciation and amortization	96	183	383	537

Net operating income—Casino Magic Argentina	$519	$1,553	$632	$2,918

PINNACLE ENTERTAINMENT, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	For the three months ended September 30,		For the nine months ended September 30,
	2002	2003	2002	2003
	(in thousands)
Card Clubs
Revenues	$1,560	$1,560	$4,680	$4,680
Expenses, excluding depreciation and amortization	87	66	261	99
Depreciation and amortization	627	593	1,712	1,863

Net operating income-Card Clubs	$846	$901	$2,707	$2,718

Total Reportable Segments
Revenues	$139,404	$140,112	$388,986	$405,788
Expenses, excluding depreciation and amortization	108,666	108,252	310,720	321,414
Depreciation and amortization	11,209	11,788	33,617	35,039

Net operating income-Total Reportable Segments	$19,529	$20,072	$44,649	$49,335

Reconciliation to Consolidated Net Loss
Total net operating income for reportable segments	$19,529	$20,072	$44,649	$49,335
Unallocated income and expenses:
Corporate and other non-routine items (a)	3,984	11,522	17,661	21,146
Interest income	(536)	(516)	(1,702)	(1,366)
Interest expense, net of capitalized interest	12,204	15,111	37,156	40,753
Loss on early extinguishment of debt	0	8,744	0	8,744

(Loss) income before income taxes and cumulative effect of a change in accounting principle	3,877	(14,789)	(8,466)	(19,942)
Income tax expense (benefit)	1,396	1,608	(2,234)	(314)

(Loss) income before cumulative effect of a change in accounting principle	2,481	(16,397)	(6,232)	(19,628)
Cumulative effect of a change in accounting principle, net of taxes	0	0	56,704	0

Net (loss) income	$2,481	$(16,397)	$(62,936)	$(19,628)

EBITDA(b)
Boomtown New Orleans	$6,459	$7,381	$20,335	$22,152
Belterra Casino Resort	5,375	7,268	11,912	16,928
Boomtown Bossier City	3,932	3,930	9,641	12,609
Casino Magic Biloxi	5,682	4,721	15,770	12,590
Boomtown Reno	7,202	5,330	15,174	12,059
Casino Magic Argentina	615	1,736	1,015	3,455
Card Clubs	1,473	1,494	4,419	4,581
Corporate (a)	(3,961)	(11,458)	(17,583)	(21,019)

	$26,777	$20,402	$60,683	$63,355

(a)	2002 three and nine month periods include a charge of $83,000 and $6,576,000, respectively, related to the Indiana regulatory and related costs. 2003 three and nine month periods include a benefit of $1,516,000 and $579,000 related to the derivative action settlement, respectively, and a goodwill impairment charge of $7,832,000 in both periods.
(b)

The Company defines EBITDA as earnings before net interest expense, provision for income taxes, depreciation, amortization, loss on early extinguishment of debt and cumulative effect of a change in accounting principles. Management uses EBITDA as a relevant and useful measure to compare operating results among its properties and between accounting periods. The presentation of EBITDA has economic substance because it is used by management as a performance measure to analyze the performance of the Company’s business segments. EBITDA is specifically relevant in evaluating large, long-lived hotel casino projects because it provides a perspective on the current effects of operating decisions separated from the substantial, non-operational depreciation charges and financing costs of such projects. Additionally, management believes some investors consider EBITDA to be a useful measure in determining a company’s ability to service or incur indebtedness and for estimating a company’s underlying cash flow from operations before capital costs, taxes and capital expenditures. EBITDA, subject to certain adjustments, is also a measure used in debt covenants in the Company’s debt agreements. EBITDA is not a measure of financial performance under the promulgations of

PINNACLE ENTERTAINMENT, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

generally accepted accounting principles or “GAAP.” EBITDA has material limitations as an analytic tool compared to net income, because, among other things, it does not include depreciation or interest expense and therefore does not reflect current or future capital expenditures or the cost of capital. Management compensates for these limitations by using EBITDA as only one of several comparative tools, together with GAAP measurements, to assist in the evaluation of operating performance and to measure cash flow generated by ongoing operations. EBITDA is not calculated in the same manner by all companies and accordingly, may not be an appropriate measure of comparing performance among different companies. EBITDA should not be considered in isolation from, or as a substitute for, operating income (loss), net income (loss), cash flows from operations or cash flow data prepared in accordance with GAAP. EBITDA and the following reconciliation are present pursuant to SFAS No. 131. The following table is a reconciliation of net loss to EBITDA:

	For the three months ended September 30,		For the nine months ended September 30,
	2002	2003	2002	2003
	(in thousands)
Net (loss) income	$2,481	$(16,397)	$(62,936)	$(19,628)
Cumulative effect of a change in accounting principle	0	0	56,704	0

(Loss) income before cumulative effect of a change in accounting principle	2,481	(16,397)	(6,232)	(19,628)
Income tax expense (benefit)	1,396	1,608	(2,234)	(314)

(Loss) income before cumulative effect of a change in accounting principle and income taxes	3,877	(14,789)	(8,466)	(19,942)
Interest expense, net of capitalized interest and interest income	11,668	14,595	35,454	39,387
Loss on early extinguishment of debt	0	8,744	0	8,744

Operating income	15,545	8,550	26,988	28,189
Depreciation and amortization	11,232	11,852	33,695	35,166

EBITDA	$26,777	$20,402	$60,683	$63,355

	December 31, 2002	September 30, 2003
	(in thousands)
Total Assets
Boomtown New Orleans	$82,010	$80,937
Belterra Casino Resort	221,979	227,025
Boomtown Bossier City	133,822	131,349
Casino Magic Biloxi	103,814	103,638
Boomtown Reno	90,159	89,623
Casino Magic Argentina	7,102	9,293
Card Clubs	6,100	5,941
Corporate	195,452	378,491

Total Reportable Segments and Corporate	$840,438	$1,026,297

PROSPECTUS

PINNACLE ENTERTAINMENT, INC.

$500,000,000

DEBT SECURITIES

PREFERRED STOCK

DEPOSITARY SHARES

COMMON STOCK

WARRANTS TO PURCHASE COMMON STOCK

We may offer and sell, from time to time, in one or more classes or series and in amounts, at prices and on terms that we will determine at the time of offering, with an aggregate initial offering price not exceeding $500,000,000:

•	debt securities, which may consist of debentures, notes or other types of debt;

•	shares of preferred stock;

•	shares of preferred stock represented by depositary shares;

•	shares of common stock; and

•	warrants to purchase common stock.

We will provide the specific terms of these securities in supplements to this prospectus. This prospectus may not be used to sell securities unless accompanied by a prospectus supplement. WE URGE YOU TO READ CAREFULLY THIS PROSPECTUS AND THE ACCOMPANYING PROSPECTUS SUPPLEMENT, WHICH WILL DESCRIBE THE SPECIFIC TERMS OF THE SECURITIES OFFERED, BEFORE YOU MAKE YOUR INVESTMENT DECISION.

One of our stockholders also may offer and sell common stock under this prospectus. The aggregate offering price of securities covered by this prospectus includes any common stock sold by such stockholder.

One or more of our subsidiaries may guarantee our payment obligations under any series of debt securities offered by this prospectus and the related prospectus supplement. These subsidiaries are listed in this prospectus under the heading “Description of Debt Securities—Guarantee.”

Our common stock trades on the New York Stock Exchange under the symbol “PNK”. If we decide to list or seek a quotation for any other securities, the prospectus supplement relating thereto will disclose the exchange or market on which such securities will be listed or quoted.

INVESTING IN THESE SECURITIES INVOLVES RISKS. YOU SHOULD CAREFULLY REVIEW THE INFORMATION CONTAINED IN THIS PROSPECTUS AND IN THE APPLICABLE PROSPECTUS SUPPLEMENT UNDER THE HEADING “ RISK FACTORS.”

None of the Securities and Exchange Commission, the Louisiana Gaming Control Board, the Indiana Gaming Commission, the Mississippi Gaming Commission, the Nevada Gaming Commission, the Nevada State Gaming Control Board, or any state securities commission or other gaming authority, has passed upon the adequacy or accuracy of this prospectus or the investment merits of the securities offered hereby. Any representation to the contrary is a criminal offense.

The date of this prospectus is October 21, 2002

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, which we refer to as the SEC, using the SEC’s shelf registration rules. Under the shelf registration rules, using this prospectus, together with a prospectus supplement, we and the selling stockholder collectively may sell from time to time, in one or more offerings, any of the applicable securities described in this prospectus having a total initial offering price not exceeding $500,000,000.

In this prospectus “Pinnacle Entertainment,” “the company,” “we,” “us,” and “our” refer to Pinnacle Entertainment, Inc., a Delaware corporation, and its consolidated subsidiaries, unless the context otherwise requires.

This prospectus provides you with a general description of the securities we may sell. Each time we sell securities under this prospectus, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. We use market and industry data throughout this prospectus that we have obtained from market research, publicly available information and industry publications. These sources generally state that the information that they provide has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information are not guaranteed. The market and industry data is often based on industry surveys and the preparers’ experience in the industry. Similarly, although we believe that the surveys and market research that others have performed are reliable, we have not independently verified this information. You should read this prospectus, the applicable prospectus supplement and the additional information described below under “Where You Can Find More Information” before making an investment decision.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information we file with the SEC at its public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our filings are also available to the public on the Internet, through a

i

database maintained by the SEC at http://www.sec.gov.

We filed a registration statement on Form S-3 to register with the SEC the securities described in this prospectus. This prospectus is part of that registration statement. As permitted by SEC rules, this prospectus does not contain all the information contained in the registration statement or the exhibits to the registration statement. You may refer to the registration statement and accompanying exhibits for more information about us and our securities.

The SEC allows us to incorporate by reference into this document the information we have filed with it. This means that we can disclose important business, financial and other information to you by referring you to other documents separately filed with the SEC. All information incorporated by reference is part of this document, unless and until that information is updated and superseded by the information contained in this document or any information subsequently incorporated by reference.

We incorporate by reference the documents listed below:

1.  Our annual report on Form 10-K for the year ended December 31, 2001;

2.  Our first amendment to our annual report on Form 10-K for the year ended December 31, 2001 filed on April 30, 2002;

3.  Our second amendment to our annual report on Form 10-K for the year ended December 31, 2001 filed on October 8, 2002;

4.  Our quarterly report on Form 10-Q for the quarter ended March 31, 2002;

5.  Our first amendment to our quarterly report on Form 10-Q for the quarter ended March 31, 2002 filed on October 8, 2002;

6.  Our quarterly report on Form 10-Q for the quarter ended June 30, 2002;

7.  Our first amendment to our quarterly report on Form 10-Q for the quarter ended June 30, 2002 filed on October 8, 2002;

8.  Our current report on Form 8-K filed on April 11, 2002;

9.  Our current report on Form 8-K filed on May 3, 2002;

10.  Our current report on Form 8-K filed on May 30, 2002;

11.  Our current report on Form 8-K filed on June 19, 2002;

12.  Our current report on Form 8-K filed on August 7, 2002; and

13.  The description of our common stock contained in our registration statement on Form 8-A filed on August 10, 2001.

You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

Pinnacle Entertainment, Inc.

Investor Relations

330 North Brand Boulevard

Suite 1100

Glendale, California 91203

(818) 662-5900

Exhibits to the filings will not be sent, however, unless those exhibits have specifically been incorporated by reference.

We also incorporate by reference all future filings we make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (i) on or after the date of the filing of the registration statement containing this prospectus and prior to the effectiveness of such registration statement and (ii) on or after the date of this prospectus and prior to the termination of the offering made hereby. Such documents will become a part of this prospectus from the date that the documents are filed with the SEC.

You should rely only on the information contained or incorporated by reference in this prospectus and any prospectus supplement. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer and sale is not permitted. You should assume that the information appearing or incorporated by reference in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operation and prospects may have changed since that date.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements in this prospectus, any prospectus supplement and any documents incorporated by reference may constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. Words such as, but not limited to, “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” and similar expressions are intended to identify forward-looking statements. Such forward-looking statements, which may include, without limitation, statements regarding our expansion plans, cash needs, cash reserves, liquidity, operating and capital expenses, financing options, expense reductions and earnings and other operating results, are subject to a variety of risks and uncertainties that could cause actual results to differ materially from those anticipated by our management. Factors that may cause our actual performance to differ materially from that contemplated by such forward-looking statements include, among others:

•	any failure to comply with the conditions negotiated with the Louisiana Gaming Control Board for our casino development project in Lake Charles, Louisiana, and our ability to complete the project on time and on budget;

•	a failure to improve results at the Belterra Casino Resort and the effectiveness of management at the Belterra Casino Resort in containing costs without negatively affecting revenues, customer service or efforts to expand the number of customers visiting the property;

•	the effectiveness of the planned new hotel tower at the Belterra Casino Resort in enhancing Belterra’s status as a regional resort property and in increasing utilization of its casino and other facilities;

•	additional costs in connection with our settlement of the Indiana Gaming Commission investigation;

•	changes in gaming laws and regulations, including the expansion of casino gaming in states in which we operate (or in states bordering the states in which we operate), such as the expansion of Indian gaming in California and Louisiana and the introduction of casino gaming in Kentucky, Ohio or Arkansas;

•	the effectiveness of the planned capital improvements at our Bossier City casino in drawing additional customers to the property despite significant competition in the local market;

•	the effect of current and future weather conditions and other natural events affecting the key markets in which we operate;

•	the amount and effect of future impairment charges under Statement of Financial Accounting Standards No. 144 and Statement of Financial Accounting Standards No. 142;

•	any failure to obtain adequate financing to meet strategic goals, including financing for the Lake Charles project;

•	any failure to obtain or retain gaming licenses or regulatory approvals, or the limitation, conditioning, suspension or revocation of any existing gaming license;

•	risks associated with substantial indebtedness, leverage, debt service and liquidation;

•	loss or retirement of key executives;

•	risks related to pending litigation and the possibility of future litigation;

•	increased competition from casino operators who have more resources and have built or are building competitive casino properties;

•	increases in existing taxes or the imposition of new taxes on gaming revenues or gaming devices;

•	adverse changes in the public perception and acceptance of gaming and the gaming industry;

•	the impact of fuel and transportation costs on the willingness of customers to travel by automobile to our casino properties; and

•	other adverse changes in the gaming markets in which we operate.

In addition, these statements could be affected by general domestic and international economic and political conditions, including slowdowns in the economy, uncertainty as to the future direction of the economy and vulnerability of the economy to domestic or international incidents, as well as market conditions in our industry. For a more detailed discussion of certain of these factors, see the section entitled “Risk Factors” on page 4 of this prospectus, “Risk Factors” in the applicable prospectus supplement and “Factors Affecting Future Operating Results” in our most recent Form 10-K/A and Form 10-Q/A (incorporated by reference in this prospectus) and similar sections in our future filings which are incorporated by reference in this prospectus, which describe risks and factors that could cause results to differ materially from those projected in such forward-looking statements. We caution the reader that these risk factors may not be exhaustive. We operate in a continually changing business environment, and new risk factors emerge from time to time. Management cannot predict such new risk factors, nor can it assess the impact, if any, of such new risk factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those projected in any forward-looking statements.

PINNACLE ENTERTAINMENT, INC.

We are a diversified, multi-jurisdictional owner and operator of gaming entertainment facilities in growing gaming markets. We own and operate five properties in the United States, located in southeastern Indiana; Reno, Nevada; Bossier City and New Orleans, Louisiana; and Biloxi, Mississippi. We also own and operate two casinos in Argentina and we receive lease income from two card clubs and own 97 acres of vacant land in southern California. All of our properties primarily cater to customers who live within driving distance.

Our revenues in 2001 and the first six months of 2002 were $528.6 million and $257.5 million, respectively. Our cash flow from operating activities in 2001 and the first six months of 2002 was $36.1 million and $21.3, respectively. After certain asset impairment charges and other factors, we had a net loss in 2001 and the first six months of 2002 of $28.6 million and $65.4 million, respectively.

Properties

The following table summarizes certain features of each of our properties as of June 30, 2002:

Property	Type of Facility	Customer Feeder Market	Slot Machines (approx.)	Table Games (approx.)	Hotel Rooms
Boomtown New Orleans, LA	Dockside	Local	1,474	44	—
Casino Magic Biloxi, MS	Dockside	Regional	1,340	31	378
Boomtown Bossier City, LA	Dockside	Regional	1,135	36	188
Belterra-Vevay, IN	Dockside(3)	Regional	1,357	47	308
Boomtown Reno, NV	Land- based	Local/ Regional	1,285	37	318
Casino Magic Argentina(1)	Land- based	Local	615	50	—
Card Clubs, Los Angeles, CA(2)	Land- based	Local	—	141	237

Property Total			7,206	386	1,429

(1)	Data presents the combined operations of the two facilities we operate in Argentina.
(2)	Data presents the combined operations of two card clubs in California that we lease to a third party operator.
(3)	Indiana law was changed effective July 1, 2002 to permit dockside gaming on terms that we believe are favorable to Belterra. Belterra began dockside operation on August 1, 2002.

Our principal properties include:

Boomtown New Orleans is a locals-oriented dockside riverboat casino. The property features an 88,000 square foot adjoining building with two restaurants, a deli, a 350-seat nightclub, 21,000 square feet of meeting space and an amusement center. The property opened in 1994 and was expanded and renovated within the past year. It is located on 54 acres in Harvey, Louisiana, across the Mississippi River and approximately ten miles from downtown New Orleans.

Casino Magic Biloxi is a regional resort built around a dockside casino. The property features a 378 guest-room hotel, four restaurants, 6,600 square feet of convention space and a health club. In 2001, the resort was awarded a four-diamond rating from AAA. The facility opened in 1993, was expanded in 1998 and is located on a 16 acres in Biloxi, Mississippi.

Boomtown Bossier City is a regional resort built around a dockside riverboat casino. We have recently substantially completed the major portion of the public areas of a $25 million renovation and expansion in Bossier City, including rebranding the facility from “Casino Magic” to “Boomtown.” The property opened in 1996 and is located on 23 acres in Bossier City, Louisiana, directly off, and highly visible from, Interstate 20, the major thoroughfare connecting Shreveport/Bossier City to Dallas/Fort Worth.

Belterra is a regional resort built around a dockside riverboat casino. It features a 15-story, 308 guest-room hotel, six restaurants, a 1,500 seat entertainment showroom, a spa and a Tom Fazio-designed 18-hole golf course. The property opened in October 2000 and is located on 315 acres along the Ohio River in southeastern Indiana, approximately 45 miles southwest of downtown Cincinnati, Ohio, and 70 miles northeast of Louisville, Kentucky. Indiana law was changed effective July 1, 2002 to permit dockside gaming on terms that we believe are favorable to Belterra. We converted our casino to dockside operation on August 1, 2002, the first day permitted by Indiana law. We intend to begin construction of a new $30 million, 300 guest-room hotel tower in early 2003 and to complete construction in 2004. We believe the new hotel tower will enhance Belterra’s status as a regional resort and will increase utilization of the resort’s casino and other facilities.

Boomtown Reno is a land-based casino. The property features 318 guest-rooms, four restaurants, two large gas stations, an RV park, a 25,000 square foot amusement center (including a motion simulator theater) and over 10,000 square feet of meeting space. The facility has been operating for over 30 years and is located on a portion of our 569 acres of land near Verdi, Nevada, directly off Interstate 80, the primary highway connecting northern California to northern Nevada and most of the rest of the United States.

Our Strategy and Competitive Strengths

Our strategy is to grow our revenues, cash flow and earnings through internal growth initiatives, including a disciplined capital expenditure program at our existing properties, and the strategic development or acquisition of gaming properties in attractive gaming markets.

We believe that the following key competitive strengths will contribute to the successful implementation of our strategy:

•	High Quality Properties in Attractive Locations

We own high quality casino properties in attractive locations. We are committed to maintaining the quality of our properties by offering up-to-date slot machine product, presenting fresh entertainment offerings and renovating and improving our facilities wherever necessary. Most of our properties have either opened or been extensively refurbished within the past four years.

•	Significant Near-Term Development Plans

We believe our new development in Lake Charles, the Belterra expansion and the Boomtown Bossier City renovation will provide substantial growth in revenues, cash flows and earnings.

•	Significant Opportunities to Further Develop Our Properties

Several of our properties occupy only a portion of their sites, allowing us ample opportunities to add casino capacity, guest-rooms and other facilities, as our markets grow and demand warrants.

•	Geographically Diversified Portfolio

We own and operate five U.S. properties, each in a distinct market. Our regional diversification reduces our dependence on any one market, while providing us with an opportunity to build a diversified base of gaming customers. This diversification will be enhanced upon the opening of our Lake Charles project. In the 12 months ended June 30, 2002, no one property accounted for more than one-third of our cash flow. We intend to broaden the diversification of our portfolio of properties through the continued pursuit of development opportunities and strategic acquisitions in attractive gaming markets.

•	Well-Positioned to Expand Into New Jurisdictions

Historically, some states have legalized gaming to reduce budget shortfalls. According to the National Association of State Budget Officers, as of June 11, 2002, there are currently an estimated 45 states with projected budget shortfalls for fiscal 2002. We believe we are well-positioned to enter into and successfully compete in any new market that may elect to introduce or expand gaming.

•	Experienced Management Team

Our executive and property-level management teams, led by Daniel R. Lee and Wade W. Hundley, have extensive industry experience and an established record of developing, acquiring, integrating and operating gaming facilities. Mr. Lee, formerly the Chief Financial Officer and Senior Vice President-Development of Mirage Resorts, became our Chief Executive Officer and Chairman of the Board on April 10, 2002. Mr. Hundley, formerly the Executive Vice President in the Office of the CEO, Harveys Casino Resorts, became our Executive Vice President and Chief Operating Officer in September 2001. Prior to being at Harveys, Mr. Hundley was a principal at Colony Capital, which then owned Harveys.

Background

We were incorporated in the State of Delaware in 1981 as the successor to a business that started in 1938. Our executive offices are located at 330 North Brand Boulevard, Suite 1100, Glendale, California 91203 and our telephone number is (818) 662-5900.

Our website address is www.pinnacle-entertainment-inc.com. Information contained in our website, including any links contained in our website, does not constitute part of this prospectus.

Belterra® and Casino Magic® are our registered servicemarks. Boomtown® is our registered servicemark. We have applied for servicemark registration for “Belterra Casino Resort” and its design. Each trademark, tradename or servicemark of any other company appearing in this prospectus belongs to its holder.

RISK FACTORS

Before making any decision to invest in our securities, you should carefully consider the following factors in addition to the other information contained in this prospectus and the applicable prospectus supplement and incorporated by reference in this prospectus and the applicable prospectus supplement. If any of the following risks actually occur, our business, financial condition and results of operations may suffer. As a result, you could lose part or all of your investment.

RISKS RELATED TO OUR BUSINESS

The gaming industry is very competitive and increased competition could adversely affect our profitability.

We face significant competition in all of our markets. This competition would intensify if new gaming operations enter our markets or existing competitors expand their operations. Several of our properties are located in jurisdictions that restrict gaming to certain areas and/or are adjacent to states that prohibit or restrict gaming operations. Economic difficulties faced by state governments could lead to intensified political pressures for the legalization of gaming. Further legalization of gaming could be an expansion opportunity for us or a significant threat to us, depending on where the legalization occurs and our ability to capitalize on it. The legalization or authorization of gaming within or near a market area of one of our properties could make it harder for us to attract customers and therefore adversely affect our business. In particular, our ability to attract customers would be significantly affected by legalization or expansion of gaming in Alabama, Arkansas, California, Kentucky, Ohio or Texas. In the past, legislation to legalize or expand gaming has been introduced in some of these jurisdictions. We expect similar proposals will be made in the future and we cannot assure you that such proposals will not be successful.

The entry of additional competitors into the jurisdictions in which our casinos operate could likewise harm our ability to attract customers, particularly if a competitor were to obtain a license to operate a gaming facility at a location superior to ours. In some instances, Native American gaming facilities operate under regulatory requirements and tax environments that are less stringent than those imposed on state-licensed casinos, which could provide them with a competitive advantage. Even in gaming markets where the maximum number of gaming licenses available has already been issued, we face the risk that existing casino licensees will expand their operations and the risk that Native American gaming, which generally is not subject to a limit on the number of licenses issued, will continue to grow. For example, in February 2002, the Governor of Louisiana signed a compact with a Native American tribe to allow for the development and operation of a land-based casino in the city of Vinton, Louisiana, which is 20 miles closer to Houston, Texas, the major market for casinos in Lake Charles, than our proposed Lake Charles project. Although that compact was disapproved by the U.S. Department of the Interior, it is possible that the Native American tribe or another competitor will eventually be able to open a gaming facility in a location superior to ours.

Many of our competitors are larger and have substantially greater name recognition, marketing resources and access to lower cost sources of financing. Moreover, consolidation of companies in the gaming industry could increase the concentration of large gaming companies in the markets in which we operate. This may result in our competitors having even greater resources, name recognition and licensing prospects than such competitors currently enjoy.

Furthermore, increases in the popularity of, and competition from, internet lotteries and other account wagering gaming services, which allow their customers to wager on a wide variety of sporting events and play Las Vegas-style casino games from home, could divert customers from our properties and thus adversely affect our business.

The competitive environment facing each of our key properties is discussed in greater detail under the caption “Description of Business—Competition” in the Annual Report on Form 10-K for the year ended December 31, 2001 incorporated by reference in this prospectus

Many factors, some of which are beyond our control, could prevent us from completing our construction and development projects as planned.

General Construction Risks—Delays and Cost Overruns.    Construction and expansion projects for our properties entail significant risks which could cause construction delays and cost overruns. These risks include:

•	shortages of materials, including slot machines or other gaming equipment;

•	shortages of skilled labor or work stoppages;

•	unforeseen construction scheduling, engineering, environmental, geological or archaeological problems;

•	weather interference, floods, fires or other casualty losses; and

•	unanticipated cost increases.

Our anticipated costs and construction periods for construction projects are based upon budgets, conceptual design documents and construction schedule estimates prepared by us in consultation with our architects, consultants and contractors. The cost of any construction project undertaken by us may vary significantly from initial expectations. We may have a limited amount of capital resources to fund cost overruns on any project. If we cannot finance cost overruns on a timely basis, the completion of one or more projects may be delayed until adequate cash flow from operations or other financing is available. The completion date of any of our construction projects could also differ significantly from initial expectations for construction-related or other reasons. We cannot assure you that any project will be completed on time, if at all, or within established budgets. Significant delays or cost overruns on our construction projects could significantly reduce our return on our investment in these projects and adversely affect our earnings and financial resources.

Our estimated costs of $325 million and $30 million, respectively, for completing the Lake Charles project and the expansion of the Belterra Resort Casino are based solely on estimates prepared by us. Due to typical construction uncertainties associated with any project or changes in the design or concepts of such projects, we cannot assure you that our construction costs at Lake Charles and Belterra will not be higher than the estimated cost of completion.

Construction Dependent Upon Available Bank Financing.    The availability of funds under our credit facilities will be, at any time, dependent upon satisfaction of various financial and operational covenants customary for credit facilities of this type. Our ability to satisfy these covenants will be subject to financial, economic, business, competitive, regulatory and other factors, many of which are beyond our control. Accordingly, we cannot assure you that in the future we will be able to access borrowings under our credit facilities sufficient to allow us to undertake or complete current or future construction projects.

Construction at our existing properties could disrupt our operations.

There are additional risks and uncertainties associated with undertaking construction on properties with ongoing operations. For example, the renovation of our Boomtown Bossier City casino has, and the expansion of the Belterra Resort Casino could, disrupt business at, and lessen the appeal of, these properties during the construction phase, and thus deter customers from visiting those locations. Facility disruption during expansions and remodels could impair profitability at these properties. In the future, we are likely to undertake other construction projects at these and other properties.

We could lose our right to pursue the Lake Charles project if we fail to meet the conditions imposed by Louisiana Gaming Regulators.

In October 2001, we were selected by the Louisiana Gaming Control Board to receive the fifteenth and final gaming license to be issued by the Board. Issuance of the license is subject to a number of remaining conditions, including, but not limited to, submitting the Lake Charles project’s architectural plans for approval by the Louisiana Gaming Control Board, building a facility consistent with presentations made to the Louisiana Gaming Control Board, meeting various construction milestone dates and satisfying the financing requirements to complete the project. We submitted architectural plans for the project in August 2002 which incorporated a particular riverboat design concept. At its August 2002 meeting, the Louisiana Gaming Control Board did not approve that concept and gave us until October 21, 2002 to submit a revised riverboat design and architectural plans for its construction. At its September 2002 meeting, the Louisiana Gaming Control Board approved our revised riverboat design, subject to our timely submission of architectural plans by October 21, 2002. In the event that we do not submit architectural plans by October 21, 2002 or in the event that the Louisiana Gaming Control Board does not approve the architectural plans that we submit, the Louisiana Gaming Control Board may opt to retract its selection of Pinnacle for the fifteenth license.

The Lake Charles financing requirements include setting aside $22.5 million in a refundable account, which we satisfied in April 2002, and demonstrating sufficient financial resources for the full project once construction commences in early 2003. We intend to meet each of the conditions for our Lake Charles project, including securing an extension, expansion and modification of our existing bank credit facilities in order to provide for the necessary capital resources. In the event we are not successful in securing such modifications of our existing credit facilities under terms and conditions acceptable to us, we will need to secure an alternative source of financing. There are no assurances that we will do so, or will be able to meet the other conditions for our Lake Charles project, in which event we would not be licensed to operate a casino in Lake Charles, Louisiana. See “Government Regulation and Gaming Issues.”

Development of the Lake Charles project, expansion of our Belterra Resort Casino and other capital intensive projects could strain our financial resources and might not provide for a sufficient return.

Our Lake Charles project is expected to be completed in 2004 at a cost of $325 million. The new 300 guest-room hotel tower for our Belterra Casino Resort is also expected to be completed in 2004, at a cost of $30 million. The capital required for these projects is significant and such capital requirements may exhaust all of our currently available cash and borrowing resources. We cannot assure you that there will be sufficient capital for our other present and future business activities.

In addition, we cannot assure you that, once completed, the revenues generated from our new developments will be sufficient to pay their expenses or, even if revenues are sufficient to pay expenses, that the projects will yield an adequate return on our significant investments. Our projects may take significantly longer than we expect to generate returns, if any. For example, despite the fact that our Belterra Casino Resort earned positive cash flow of $6.5 million in the first six months of 2002, it generated a net loss in excess of $24.0 million from its opening in October 2000 through December 31, 2001. Our total capital expenditures and other pre-opening costs incurred to build and open the property were approximately $223 million.

Although we believe the new hotel tower will enhance the Belterra Casino Resort’s stature as a regional resort and will increase utilization of the resort’s casino and other facilities, we cannot assure you that the resort will provide net profits or maintain positive cash flow or that the additional capital investments we are making to construct the new hotel tower will yield an adequate return.

We operate in a highly taxed industry, and may be subject to higher taxes in the future.

In virtually all gaming jurisdictions, state and local governments raise considerable revenues from taxes based on casino revenues. In certain jurisdictions, we pay taxes and fees based on the number of customers that attend casinos and the number of slot machines that we operate. We also pay property taxes, sales taxes, payroll taxes, franchise taxes and income taxes. Taxes in certain states, including Indiana and Louisiana, where there are a limited number of casino licenses, tend to be higher than in other states. We cannot assure you that the relationship between the number of licenses in a given market and the applicable tax rates will not be changed to our detriment.

Our profitability depends on generating enough revenues to pay gaming taxes and other largely variable expenses, such as payroll, as well as largely fixed expenses, such as our property taxes, utilities and interest expense on fixed rate debt. From time to time, state and local governments have increased gaming taxes and such increases can significantly impact the profitability of gaming operations. For example, the Illinois legislature, where we do not currently conduct operations, recently increased gaming tax rates significantly. We cannot assure you that other legislatures will not enact similar tax legislation.

From time to time, certain legislators have proposed the imposition of a federal tax on gross gaming revenues. Such a tax would reduce our profitability.

For a more detailed description of the tax and regulatory environments affecting us, see “Government Regulation and Gaming Issues” in this prospectus.

Our industry is highly regulated, which makes us dependent on obtaining and maintaining gaming licenses and subjects us to potentially significant fines and penalties.

The ownership and operation of gaming facilities are subject to extensive state and local regulation. The states and localities in which we and our subsidiaries conduct gaming operations require us to hold various licenses, findings of suitability, registrations, permits and approvals. The various regulatory authorities, including the Indiana Gaming Commission, the Louisiana Gaming Control Board, the Mississippi Gaming Commission, the Nevada State Gaming Control Board and the Nevada Gaming Commission, may, among other things, limit, condition, suspend, revoke or fail to renew a license or approval to own any of our gaming subsidiaries for any cause deemed reasonable by such licensing authorities. Substantial fines or forfeitures of assets for violations of gaming laws or regulations may be levied against us, our subsidiaries and the persons involved.

To date, we have obtained all governmental licenses, findings of suitability, registrations, permits and approvals necessary for the operation of our gaming facilities. However, we cannot assure you that we will be able to obtain any new licenses, findings of suitability, registrations, permits and approvals that may be required in the future or that existing ones will be renewed or will not be suspended or revoked. Any expansion of our gaming operations in our existing jurisdictions or into new jurisdictions will require various additional licenses, findings of suitability, registrations, permits and approvals of the gaming authorities. The approval process can be time consuming and costly and has no assurance of success. See “Government Regulation and Gaming Issues.”

On April 11, 2002, we announced that the Indiana Commission had begun an investigation into our regulatory compliance at Belterra Casino Resort. The investigation was initiated as a result of allegations of harassment in a lawsuit filed by two former employees of Belterra Casino Resort. On August 5, 2002, we announced that we had executed a settlement with the Indiana Commission in connection with the matter. At the Indiana Commission meeting held July 29, 2002, we agreed, among other things, to pay a fine of $2.26 million, suspend gaming operations at Belterra Casino Resort for a three-day period beginning at 6:00 p.m. on October 6 to 12:01 p.m. on October 9, 2002, build a new 300 guest-room tower at the property within two years and establish a new compliance committee of our board of directors. If we fail to fully comply with the terms of the settlement, the Indiana Gaming Commission could take further disciplinary action against us.

Potential changes in the regulatory environment could harm our business.

From time to time, legislators and special interest groups have proposed legislation that would expand, restrict or prevent gaming operations in the jurisdictions in which we operate. In addition, from time to time, certain anti-gaming groups propose referenda that, if adopted, could limit our ability to continue to operate in those jurisdictions in which such referenda are adopted. Any expansion of gaming could significantly increase competition for our properties. Any new restriction on or prohibition of our gaming operations could force us to curtail operations and incur significant losses.

For example, in recent years, certain anti-gaming groups proposed for adoption through the initiative and referendum process certain amendments to the Mississippi Constitution which would prohibit gaming in the state. The proposals were declared illegal by the Mississippi courts on constitutional and procedural grounds. The latest ruling was appealed to the Mississippi Supreme Court, which affirmed the decision of the lower court. If another such proposal were to be offered and if a sufficient number of signatures were to be gathered to place a legal initiative on the ballot, it is possible for the voters of Mississippi to consider such a proposal in November 2003. While we are unable to predict whether such an initiative will appear on a ballot or the likelihood of such an initiative being approved by the voters, if such an initiative were passed and gaming were prohibited in Mississippi, we would need to close our Mississippi gaming operations and it would have a significant adverse effect on us.

The concentration and evolution of the slot machine manufacturing industry poses a significant risk to us.

A majority of our revenues are attributable to slot machines operated by us at our casinos. It is important, for competitive reasons, that we offer the most popular slot machine games to our customers.

It is our belief that a substantial majority of the slot machines sold in the U.S. in 2001 were manufactured by a few companies. In addition, it is our belief that one company in particular provided over a majority of all slot machines sold in the U.S. in 2001.

In recent years, the prices of new slot machines have escalated faster than inflation. Furthermore, in recent years, slot machine manufacturers have frequently refused to sell slot machines featuring the most popular games, instead requiring participating lease arrangements in order to acquire the machines. Generally, a participating lease is substantially more expensive than the cost to purchase a new machine.

For competitive reasons, we may be forced to purchase new slot machines or enter into participating lease arrangements that are more expensive than continuing to operate our existing slot machines. If the newer slot machines do not result in sufficient incremental revenues to offset the increased investment and participating lease costs, it could hurt our profitability.

Because we are highly leveraged, future cash flows may not be sufficient to meet our obligations and we might have difficulty obtaining additional financing.

We have a substantial amount of consolidated debt in relation to our stockholders’ equity. As of June 30, 2002, we had $495.0 million of debt, including $350.0 million of unsecured 9.25% senior subordinated notes due February 2007 and $125.0 million of unsecured 9.50% senior subordinated notes due August 2007. During the six months ended June 30, 2002, cash paid for interest on our debt was $23.2 million, including $22.1 million related to the 9.25% and 9.50% senior subordinated notes, and in 2001, cash paid for interest on our debt was $45.7 million, including $44.2 million related to the 9.25% and 9.50% senior subordinated notes. While we currently believe that we have sufficient cash and cash-generating resources to meet our debt service obligations during the next year, we cannot assure you that in the future we will generate sufficient cash flow from operations or through asset sales to meet our long-term debt service obligations. Our substantial debt and related debt service obligations could have important adverse consequences to us, such as:

•	limiting our ability to obtain additional financing;

•	requiring a substantial portion of our cash flow to be used for payments on the debt and related interest;

•	reducing our ability to use cash flow to fund working capital, capital expenditures and general corporate requirements;

•	limiting our ability to respond to changing business and economic conditions and to withstand competitive pressures, which may affect our financial condition;

•	incurring higher interest expense in the event of increases in interest rates on our borrowings which have variable interest rates;

•	heightening our vulnerability to downturns in our business or in the general economy and restricting us from making improvements or acquisitions, or exploring business opportunities;

•	limiting our ability to dispose of assets or pay cash dividends; and

•	restricting our activities compared to those of competitors with less debt or greater resources.

In addition, we will have the right to incur additional indebtedness, subject to the limitations imposed by the covenants in our credit facilities and the indentures governing our 9.25% and 9.50% senior subordinated notes. If our existing and contemplated levels of indebtedness are further increased, the related risks will increase correspondingly.

If we fail to generate sufficient cash flow from future operations to meet our debt service obligations, we may need to seek refinancing of all or a portion of our indebtedness or obtain additional financing in order to meet our obligations with respect to our indebtedness. We cannot assure you that we will be able to refinance any of our indebtedness or obtain additional financing on satisfactory terms or at all, particularly because of our anticipated high levels of debt and the debt incurrence restrictions imposed by the agreements governing our debt.

We may pursue strategic acquisitions that could have an adverse impact on our business if unsuccessful.

We may from time to time acquire or invest in complementary companies, either on our own or through joint ventures. From time to time, we may evaluate acquisition opportunities that could increase our profitability or provide us with additional industry expertise. These acquisitions, if any, may result in difficulties for us in assimilating acquired operations. This could result in the diversion of our financial resources and our management’s attention from other business issues and opportunities. For instance, the integration of acquired companies may result in problems related to the integration of management teams. We may not be able to successfully integrate operations or personnel that we may acquire in the future. Any failure to successfully integrate a future acquisition could significantly reduce the financial returns from that acquisition and significantly harm our earnings and cash flow. In addition, any acquisitions may not be successful in achieving our desired strategic objectives, which would also cause our business to suffer. Acquisitions also may present other risks, such as exposing our company to potential unknown liabilities associated with acquired businesses.

Adverse weather conditions, natural disasters and highway construction in the areas in which we operate could have a material adverse effect on our results of operations and financial condition.

Adverse weather conditions, particularly hurricanes, flooding, heavy snowfall and other extreme weather conditions, natural disasters or highway construction can deter our customers from traveling or make it difficult for them to frequent our properties. If any of our properties were to experience prolonged adverse weather conditions or prolonged disruption due to natural disasters or highway construction, or if several of our properties were to simultaneously experience such events, our results of operations and financial condition could be materially adversely affected.

Loss of land-based, riverboat or dockside facilities from service would adversely affect our operations.

Our riverboat and dockside gaming facilities in Indiana, Louisiana and Mississippi, as well as any additional riverboat casino properties that might be developed or acquired, are subject to risks in addition to those associated with land-based casinos, including loss of service due to casualty, mechanical failure, extended or extraordinary maintenance, flood, hurricane, snow and ice storms or other severe weather conditions. There are additional risks associated with the movement of vessels on waterways, including risks of casualty due to river turbulence, collisions with other vessels and severe weather conditions.

In September 1998, a hurricane struck the Gulf Coast region, and Casino Magic Biloxi, Boomtown New Orleans and some of our competitors were forced to shut down operations for approximately one week. If any of our casinos, be it riverboat, dockside or land-based, cease operations for any material period of time, it could adversely affect our results of operations.

The loss of management and other key personnel could significantly harm our business.

Our ability to maintain our competitive position is dependent to a large degree on the efforts and skills of our senior management team, including Daniel R. Lee, our Chairman of the Board and Chief Executive Officer. Although we have entered into employment agreements with Mr. Lee and certain of our senior managers, we cannot guarantee that these individuals will remain with us. If we lose the services of any members of our management team or other key personnel, our business may be significantly impaired. We cannot assure you that we will be able to retain our existing senior management personnel or attract additional qualified senior management personnel.

In addition, our officers, directors and key employees also are required to file applications with the gaming authorities in each of the jurisdictions in which we operate and are required to be licensed or found suitable by these gaming authorities. If the gaming authorities were to find an officer, director or key employee unsuitable for licensing or unsuitable to continue having a relationship with us, we would have to sever all relationships with that person. Furthermore, the gaming authorities may require us to terminate the employment of any person who refuses to file appropriate applications. Either result could significantly impair our gaming operations. Mr. Lee has filed applications with the requisite gaming authorities and they are pending. We cannot assure you that the licenses will be granted or that Mr. Lee will be found suitable by these gaming authorities.

We experience significant quarterly and annual fluctuations in operating results.

We experience significant fluctuations in our quarterly and annual operating results due to seasonality and other factors. Historically, the summer months are our strongest period and we have generated a substantial majority of the income from operations before non-recurring items in the quarters ending June 30 and September 30. Conversely, the winter months are our slowest period. The gaming industry historically has experienced a general slowdown in the fourth quarter of the calendar year with revenues typically declining during this period.

We are subject to litigation which, if adversely determined, could cause us to incur substantial losses.

We are, from time to time, during the normal course of operating our businesses, subject to various litigation claims and legal disputes. Among such litigation claims are the lawsuits described in the Quarterly Report on Form 10-Q for the quarter ended June 30, 2002 incorporated by reference in this prospectus. Some of the litigation claims may not be covered under our insurance policies or our insurance carriers may seek to deny coverage. As a result, we might be required to incur significant legal fees, which may have a material adverse impact on our financial position. In addition, because we cannot predict the outcome of any action, it is possible that, as a result of current and/or future litigation, we will be subject to adverse judgments or settlements that could significantly reduce our earnings or result in losses.

We face environmental and archaeological regulation of our real estate.

Our business is subject to a variety of federal, state and local governmental regulations relating to the use, storage, discharge, emission and disposal of hazardous materials. We believe that we are presently in material compliance with applicable environmental laws. However, failure to comply with such laws could result in the imposition of severe penalties or restrictions on our operations by government agencies or courts of law. We currently do not have environmental impairment liability insurance, and a material fine or penalty or a severe restriction would adversely affect our business.

In addition, the locations of our developments may coincide with sites containing archaeologically significant artifacts, such as Native American remains and artifacts. Federal, state and local governmental regulations relating to the protection of such sites may require us to modify, delay or cancel construction projects at significant cost to us.

Terrorism and the uncertainty of war, as well as other factors affecting discretionary consumer spending, may harm our operating results.

The strength and profitability of our business depends on consumer demand for hotel casino resorts and gaming in general and for the type of amenities we offer. Changes in consumer preferences or discretionary consumer spending could harm our business. The terrorist attacks of September 11, 2001, and ongoing terrorist and war activities in the United States and elsewhere have had a negative impact on travel and leisure expenditures, including lodging, gaming (in some jurisdictions) and tourism. We cannot predict the extent to which the events of September 11 may continue to affect us, directly or indirectly, in the future. An extended period of reduced discretionary spending and/or disruptions or declines in airline travel and business conventions could significantly harm our operations.

In addition to fears of war and future acts of terrorism, other factors affecting discretionary consumer spending, including general or regional economic conditions, disposable consumer income, fears of recession and consumer confidence in the economy, may negatively impact our business. Negative changes in factors affecting discretionary spending could reduce customer demand for the products and services we offer, thus imposing practical limits on pricing and harming our operations.

Also, the terrorist attacks of September 11 have substantially affected the availability, scope of coverage and cost of insurance for certain types of damages or occurrences. We cannot assure you that we will be able to obtain any insurance coverage with respect to occurrences of terrorist acts and any losses that could result from these acts. This could expose us to heavy losses in the event that any damages occur, directly or indirectly, as a result of terrorist attacks and have a significant negative impact on our operations.

We operate in Argentina.

Our operations in Argentina accounted for approximately 17% of the operating income of our combining properties, before corporate expenses and non-recurring charges, in 2001 and approximately 2% of our consolidated assets at December 31, 2001. Argentina has experienced substantial political and economic turmoil over the last year. The value of the Argentine peso has declined from $1.00 on December 31, 2001 to $0.27 as of June 30, 2002. Laws have been enacted that converted dollar-denominated bank accounts owned by us in Argentina to peso-denominated accounts and, simultaneously with that, the government devalued the peso. New laws have also restricted our ability to transfer funds out of Argentina. These events have adversely affected our operations in Argentina and will probably continue to do so.

RATIO OF EARNINGS TO FIXED CHARGES AND

RATIO OF EARNINGS TO COMBINED FIXED

CHARGES AND PREFERRED STOCK DIVIDEND

The following table sets forth the unaudited consolidated ratio of earnings to fixed charges and the unaudited consolidated ratio of earnings to combined fixed charges and preferred dividend requirements for the periods shown:

	Year Ended December 31,					Six Months Ended June 30,
	1997	1998	1999	2000	2001	2001	2002
Ratio of earnings to fixed charges (1)	2.74x	1.73x	2.20x	2.94x	—	—	—
Ratio of earnings to combined fixed charges and preferred stock dividend (2)	2.31x	1.73x	2.20x	2.94x	—	—	—

(1)	In computing the ratio of earnings to fixed charges: (i) earnings were calculated from income from continuing operations, before income taxes and fixed charges, and excluding capitalized interest; and (ii) fixed charges were computed from interest expense, amortization of debt issuance costs, capitalized interest, and the estimated interest included in rental expense. Earnings were insufficient to cover fixed charges by $51 million for the year ended December 31, 2001 and $12.1 million and $12.6 million for the six months ended June 30, 2001 and 2002, respectively.
(2)	The ratio of earnings to combined fixed charges and preferred dividend is computed in the same manner as described in the footnote immediately above for the preferred dividend paid in 1997. Earnings were insufficient to cover combined fixed charges and preferred dividend by $51 million for the year ended December 31, 2001 and $12.1 million and $12.6 million for the six months ended June 30, 2001 and 2002, respectively.

USE OF PROCEEDS

Unless indicated otherwise in the applicable prospectus supplement, we expect to use the net proceeds from the sale of our securities for our operations and for other general corporate purposes, including, but not limited to, repayment or refinancing of borrowings, working capital, capital expenditures, investments, acquisitions and the repurchase of our common stock. Additional information on the use of net proceeds from the sale of securities offered by this prospectus may be set forth in the applicable prospectus supplement relating to such offering.

We will not receive any proceeds from the sale of common stock by the selling stockholder.

DESCRIPTION OF DEBT SECURITIES

The following provides a general description of the terms of the debt securities that we may issue. The particular terms of any debt securities we may offer and the extent, if any, to which the general provisions set forth below may be modified or not apply will be described in the prospectus supplement relating to those debt securities.

The debt securities will be issued under one or more indentures, each dated as of a date on or before the issuance of the debt securities to which it relates and in the form filed as an exhibit to the registration statement of which this prospectus is a part, subject to any amendments or supplements as we may adopt from time to time. Each indenture will be entered into between us, as obligor, a trustee chosen by us and qualified to act as a trustee under the Trust Indenture Act of 1939, and any of our subsidiaries which guarantee our obligations under the indenture. You should read the indenture because it will control your rights as a holder of debt securities. The terms of the indenture will also be governed by the Trust Indenture Act.

General

The debt securities will be our direct obligations, which will be unsecured, rank subordinate to our credit facilities and any other existing or future senior debt, and may rank subordinate to or equally with our other subordinated indebtedness, including, as of June 30, 2002, $350.0 million principal amount of our unsecured 9.25% notes due February 2007 and $125.0 million principal amount of our unsecured 9.50% notes due August 2007. Under the indenture, unsecured subordinated debt securities may be issued without limit as to aggregate principal amount, in one or more series, in each case as established from time to time in or pursuant to authority granted by a resolution from our board of directors or as established in one or more indentures supplemental to the indenture. All debt securities of one series do not need to be issued at the same time. Additionally, unless otherwise provided, a series may be reopened, without the consent of the holders of the debt securities of such series, for issuances of additional debt securities of such series.

Terms of the Debt Securities

You should refer to the prospectus supplement for some or all of the following terms of each series of the debt securities offered by such supplement:

•	the designation, aggregate principal amount and authorized denominations of the series;

•	the issue price as a percentage of the principal amount at which the series will be issued and, if other than the principal amount of such series, the portion of the principal amount of such series payable upon declaration of acceleration of the maturity or upon redemption of such series and the rate or rates at which original issue discount will accrue;

•	the date or dates on which the series will mature;

•	the rate or rates per annum, if any, at which the series will bear interest;

•	whether the debt securities of the series will accrete in principal amount prior to accruing cash interest, or otherwise be issued with original issue discount;

•	the times from which any interest will accrue, be payable and the record dates pertaining to such payment;

•	the place or places where the principal and interest, if any, on the series will be payable;

•	any redemption or other special terms;

•	the covenants applicable to the debt securities which are in addition to, modify or delete those described in the indenture;

•	the events of default relating to the debt securities which are in addition to, modify or delete those described in the indenture;

•	whether the debt securities will be issued in certificated or book-entry form, and the denominations of such debt securities;

•	if applicable, the terms of any right to convert debt securities into shares of, or exchange debt securities for, our common stock or other securities or property;

•	provisions, if any, for the defeasance or discharge of certain of our obligations with respect to such debt securities, which provisions may be in addition to, in substitution for, or in modification of (or any combination of the foregoing), the provisions of the indenture;

•	the manner in which the amounts of payment of principal of, premium, if any, or any interest on such debt securities will be determined, if such amounts may be determined by reference to an index based on a currency or currencies other than that in which such debt securities are denominated or designated to be payable or by reference to a commodity, commodity index, stock exchange index or financial index;

•	a discussion of any material and/or special United States federal income tax considerations applicable to such debt securities;

•	any depositaries, trustees, interest rate calculation agents, exchange rate calculation agents or other agents with respect to the debt securities other than those originally appointed;

•	whether such debt securities will be issued in the form of one or more global securities and whether such global securities are to be issuable in a temporary global form or permanent global form;

•	the terms, if any, on which such debt securities will be subordinate to other debt;

•	any listing or intended listing of the debt securities on a securities exchange;

•	the provisions, if any, relating to any guarantees of the debt securities; and

•	any other terms of the debt securities, which will not be inconsistent with the provisions of the indenture.

Our debt securities may be sold at a discount below their principal amount. Even if our debt securities are not issued at a discount below their principal amount, these securities may, for United States federal income tax purposes, be deemed to have been issued with original issue discount because of certain interest payment or other characteristics. Special United States federal income tax considerations applicable to debt securities issued with original issue discount will be described in more detail in any applicable prospectus supplement. In addition, special United States federal tax considerations or other restrictions or terms applicable to any debt securities offered exclusively to foreigners or denominated in a currency other than United States dollars will also be set forth in the prospectus supplement, if applicable.

Information About the Trustee

Under our indenture, there may be more than one trustee, each with respect to one or more series of debt securities. Any trustee under our indenture may resign at any time or be removed with respect to one or more series of debt securities, and a successor trustee may be appointed to act with respect to such series. If two or more persons are acting as trustees with respect to different series of debt securities, each trust shall be separate and apart from the trust administered by any other trustee. Except as indicated in any prospectus supplement, any action to be taken by the trustee may be taken only with respect to the one or more series of debt securities for which it is trustee under the indenture.

Merger, Consolidation or Sale of Assets

Our indenture does not allow us to consolidate or merge with or into, or sell, assign, convey, transfer or lease our properties and assets, substantially in their entirety, as computed on a consolidated basis, to another corporation, person or entity unless:

•	either we are the surviving person, in the case of a merger or consolidation, or the successor or transferee is a corporation organized under the laws of the United States, or any state thereof or the District of Columbia and the successor or transferee corporation expressly assumes, by supplemental indenture, all of our obligations under the debt securities and the indenture; and

•	no default or event of default exists immediately after such transaction.

Denominations

Unless we specify in the prospectus supplement, the debt securities of any series will be issuable only as debt securities in denominations of $1,000, and integral multiples of $1,000, and will be payable only in U.S. dollars. The indenture also provides that debt securities of a series may be issuable in global form. See “Global Securities” below.

Registration and Transfer

If you surrender for transfer your registered debt securities at the office or agency we maintain for such purpose, we will deliver, in the name you have designated as transferee, one or more new debt securities of the same series of like aggregate principal amount in such denominations as are authorized for debt securities of such series and of a like maturity and with like terms and conditions. You will not incur a service charge for any transfer or exchange of debt securities, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection with the transfer or exchange.

We will not be required to:

•	register, transfer or exchange debt securities of any series during a period beginning with the opening of business 15 days before the day of the transmission of a notice of redemption of debt securities of such series selected for redemption, and ending at the close of business on the day of the transmission; or

•	register, transfer or exchange any debt security so selected for redemption in whole or in part, except the unredeemed portion of any debt security being redeemed in part.

Events of Default

Unless we inform you otherwise in the prospectus supplement, events of default means any of the following:

•	default in the payment of any interest upon any debt security of that series when it becomes due and payable, and continuance of such default for a period of 30 days;

•	default in the payment of principal of or premium, if any, on any debt security of that series when due;

•	if applicable, default in the deposit of any sinking fund payment, when and as due in respect of any debt security of that series;

•	default in the performance, or breach, of any covenants or warranties in the indenture if the default continues uncured for a period of 120 days after written notice to us by the applicable trustee or to us and the applicable trustee by the holders of at least 25% in principal amount of the outstanding debt securities of that series as provided in the indenture; and

•	certain events of bankruptcy, insolvency or reorganization.

If an event of default for any series of debt securities, which are at that time outstanding, occurs and continues, then the applicable trustee or the holders of not less than 25% in principal amount of the outstanding debt securities of that series may, by a notice in writing to us, and to the applicable trustee if given by the holders, declare to be due and payable immediately the principal, or, if the debt securities of that series are discount securities, such portion of the principal amount as may be specified in the terms of that series and premium, if any, of all debt securities of that series.

At any time after a declaration of acceleration with respect to debt securities of any series has been made, but before a judgment or decree for payment of the money due has been obtained by the applicable trustee, the holders of a majority in principal amount of the outstanding debt securities of that series may, subject to our having paid or deposited with the trustee a sum sufficient to pay overdue interest and principal which has become due other than by acceleration and certain other conditions, rescind and annul such acceleration if all events of default, other than the non-payment of accelerated principal and premium, if any, with respect to debt securities of that series, have been cured or waived as provided in the indenture. For information as to waiver of defaults see the discussion set forth below under “Modification and Waiver.”

You should refer to our prospectus supplement with regard to any series of debt securities that are discount securities for the particular provisions relating to acceleration of a portion of the principal amount of such discount securities upon the occurrence and continuation of an event of default.

The indenture provides that the trustee is not obligated to exercise any of its rights or powers under the indenture at the request of any holder of outstanding debt securities, unless the trustee receives indemnity satisfactory to it against any loss, liability or expense. Subject to certain rights of the trustee, the holders of a majority in principal amount of the outstanding debt securities of any series shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee with respect to the debt securities of that series.

No holder of any debt security of any series will have any right to institute any proceeding, judicial or otherwise with respect to the indenture or for the appointment of a receiver or trustee, or for any remedy under the indenture, unless such holder shall have previously given to the applicable trustee written notice of a continuing event of default with respect to debt securities of that series and the holders of at least 25% in principal amount of the outstanding debt securities of that series shall have made written request, and offered reasonable indemnity, to such trustee to institute such proceeding as trustee, and the trustee shall not have received from the holders of a majority in principal amount of the outstanding debt securities of that series direction inconsistent with such request and shall have failed to institute such proceeding within 60 days. However, the holder of any debt security will have an absolute and unconditional right to receive payment of the principal of, premium, if any, and any interest on such debt security on or after the due dates expressed in such debt security and to institute suit for the enforcement of any such payment.

We are required by the indenture, within 120 days after the end of each fiscal year, to furnish to the trustee a statement as to compliance with the indenture. The indenture provides that the trustee with respect to any series of debt securities may withhold notice to the holders of debt securities of such series of any default or event of default (except a default in payment on any debt securities of such series) with respect to debt securities of such series if and so long as a committee of its trust officers, in good faith, determines that withholding such notice is in the interest of the holders of debt securities of such series.

Modification and Waiver

We and the applicable trustee, at any time and from time to time, may modify the indenture without prior notice to or consent of any holder of any series of debt securities for any of the following purposes:

•	to permit a successor corporation to assume our covenants and obligations under the indenture and in such series of debt securities in accordance with the terms of the indenture;

•	to add to our covenants for the benefit of the holders of any series of debt securities (and if the covenants are to be for the benefit of less than all series, we shall state that the covenants are expressly being included solely for the benefit of the applicable series);

•	to surrender any of our rights or powers conferred in the indenture;

•	to add any additional events of default (and if the events of default are to be applicable to less than all series, we shall state that the events of default are expressly being included solely for the benefit of the applicable series);

•	to add to, change or eliminate any of the provisions of the indenture in a manner that will become effective only when there is no outstanding debt security which is entitled to the benefit of the provision and as to which the modification would apply;

•	to secure a series of debt securities or to provide that our obligations under a series of debt securities or the indenture will be guaranteed and the terms and conditions for the release or substitution of the security or guarantee;

•	to supplement any of the provisions of the indenture to the extent needed to permit or facilitate the defeasance and discharge of a series of debt securities in a manner that will not adversely affect the interests of the holders of debt securities of that series or any other series of debt securities issued under the indenture in any material respect;

•	to establish the form or terms of debt securities as permitted by the indenture;

•	to provide for the acceptance of appointment by a successor trustee regarding one or more series of debt securities and to add to or change any of the provisions of the indenture as is necessary to provide for the administration of the trusts by more than one trustee;

•	to comply with the requirements of the Securities and Exchange Commission in connection with qualification of the indenture under the Trust Indenture Act;

•	to cure any ambiguity;

•	to correct or supplement any provision in the indenture which may be defective or inconsistent with any other provision in the indenture;

•	to eliminate any conflict between the terms of the indenture and the debt securities and the Trust Indenture Act; or

•	to make any other provisions with respect to matters or questions arising under the indenture which will not be inconsistent with any provision of the indenture as long as the new provisions do not adversely affect in any material respect the interests of the holders of any outstanding debt securities of any series created prior to the modification.

We may also modify the indenture for any other purpose if we receive the written consent of the holders of not less than a majority in principal amount of the outstanding debt securities of each series affected by such modification voting separately. However, we may not, without the consent of the holder of each outstanding debt security of each series affected:

•	change the stated maturity or reduce the principal amount or the rate of interest, or extend the time for payment of interest of any debt security or any premium payable upon the redemption of any debt security, or change the stated maturity of, or reduce the amount of the principal of a discount security that would be due and payable upon a declaration of acceleration of the maturity of a discount security or impair the right to institute suit for the enforcement of any payment on or after the due date thereof (including, in the case of redemption, on or after the redemption date), or alter any redemption provisions in a manner adverse to the holders of such series of debt securities;

•	reduce the percentage in principal amount of the outstanding debt securities of a series where the consent of the holder is required for any such amendment, supplemental indenture or waiver which is provided for in the indenture;

•	if applicable, adversely affect the right of a holder to convert any debt security;

•	modify any of the waiver provisions, except to increase any required percentage or to provide that certain other provisions of the indenture cannot be modified or waived without the consent of the holder of each outstanding debt security which would be affected; or

•	modify any provision described in the prospectus supplement as requiring the consent of each affected holder of debt securities.

A modification that changes or eliminates any covenant or other provision of the indenture with respect to one or more particular series of debt securities, or that modifies the rights of the holders of debt securities of a series with respect to such covenant or other provision, shall be deemed not to affect the rights under the indenture of the holders of debt securities of any other series.

The indenture provides that the holders of not less than a majority in aggregate principal amount of the then outstanding debt securities of any series, by notice to the relevant trustee, may on behalf of the holders of the debt securities of such series waive any default and its consequences under the indenture, except (1) a continuing default in the payment of interest on, premium, if any, or the principal of, any such debt security held by a nonconsenting holder or (2) a default in respect of a covenant or provision of the indenture which cannot be modified or amended without the consent of the holder of each outstanding debt security of each series affected.

Defeasance of Debt Securities or Certain Covenants in Certain Circumstances

Defeasance and Discharge.    The indenture provides that we may be discharged from any and all obligations under any debt securities other than:

•	certain obligations to pay additional amounts, if any, upon the occurrence of certain tax, assessment or governmental charge events regarding payments on debt securities;

•	to register the transfer of debt securities;

•	to permit temporary debt securities to be exchanged for definitive debt securities;

•	to replace stolen, lost or mutilated debt securities; or

•	to maintain paying agencies and to hold money for payment in trust.

We may only defease and discharge all of our obligations under the debt securities of any series if:

•	we irrevocably deposit with the trustee, in trust, the amount, as certified by an officers’ certificate, of money and/or U.S. government obligations that, through the payment of interest and principal in respect thereof in accordance with their terms, will be sufficient to pay and discharge each installment of principal and premium, if any and any interest on, and any mandatory sinking fund payments in respect of, the debt securities of such series on the dates such payments are due; and

•	we deliver to the trustee an opinion of counsel or a ruling from the United States Internal Revenue Service, in either case to the effect that holders of the debt securities of such series will not recognize income, gain or loss for United States federal income tax purposes as a result of such deposit, defeasance and discharge.

Defeasance of Certain Covenants.    Upon compliance with certain conditions, we may omit to comply with certain restrictive covenants contained in the indenture or in the applicable prospectus supplement or any other restrictive covenant relating to any series of debt securities provided for in a board resolution or supplemental indenture which by its terms may be defeased pursuant to the terms of such series of debt securities. Any omission to comply with such covenants shall not constitute a default or event of default with respect to any such debt securities. In that event, you would lose the protection of these covenants, but would gain the protection of having money and/or U.S. government obligations set aside in trust to repay the series of debt securities. We may only defease any covenants if, among other requirements:

•	we irrevocably deposit with the trustee money and/or U.S. government obligations that, through the payment of interest and principal in respect to such obligations, in accordance with their terms, will provide money in an amount, as certified by an officers’ certificate, sufficient to pay principal, premium, if any, and any interest on and any mandatory sinking fund payments in respect of the debt securities of such series on the dates such payments are due; and

•	we deliver to the trustee an opinion of counsel or a ruling from the United States Internal Revenue Service to the effect that the holders of the debt securities of such series will not recognize income, gain or loss, for United States federal income tax purposes, as a result of the covenant defeasance.

Limited Liability of Certain Persons

The indenture provides that none of our past, present or future stockholders, incorporators, employees, officers or directors, or of any successor corporation or any of our affiliates shall have any personal liability in respect of our obligations under the indenture or the debt securities by reason of his, her or its status as such stockholder, incorporator, employee, officer or director.

Mandatory Disposition Pursuant to Gaming Laws

The indenture provides that each holder and beneficial owner, by accepting any of the debt securities subject thereto, shall be deemed to have agreed that if the gaming authority of any jurisdiction of which we or any of our subsidiaries conducts or proposes to conduct gaming, requires that a person who is a holder or the beneficial owner of the debt securities be licensed, qualified or found suitable under applicable gaming laws, such holder or beneficial owner, as the case may be, shall apply for a license, qualification or a finding of suitability within the required time period. If such person fails to apply or become licensed or qualified or is found unsuitable, we shall have the right, at our option:

•	to require such person to dispose of its debt securities or beneficial interest therein within 30 days of receipt of notice of our election or such earlier date as may be requested or prescribed by such gaming authority; or

•	to redeem such debt securities at a redemption price equal to 100% of the principal amount thereof, plus accrued and unpaid interest, if any, to the earlier of the redemption date or the date of the finding of unsuitability, which may be less than 30 days following the notice of redemption if so requested or prescribed by the applicable gaming authority or such lesser amount as may be required by applicable law or by order of any gaming authority.

We shall notify the trustee in writing of any such redemption as soon as practicable. We shall not be responsible for any costs or expenses any such holder may incur in connection with its application for a license, qualification or a finding of suitability.

Conversion Rights

The terms and conditions, if any, upon which the debt securities are convertible into common stock or other securities or property will be set forth in the applicable prospectus supplement. Such terms will include the conversion price (or manner of its calculation), the conversion period, provisions as to whether conversion will be at our option or at the option of the holders, the events requiring an adjustment of the conversion price and provisions affecting conversion in the event of the redemption of such debt securities.

Guarantee

Under our indenture, one or more of our subsidiaries may be a guarantor and may “guarantee” the performance and punctual payment when due, whether at stated maturity, by acceleration or otherwise, of all of our obligations under the debt securities of any series and the indenture. The liability of the guarantors will be independent of and not in consideration of or contingent upon our liability or any other party obligated under the debt securities or the indenture. A separate action or actions may be brought or prosecuted against us or any other party obligated under the debt securities or the indenture whether or not we or any other party obligated under the debt securities or the indenture are joined in any such action or actions. However, any guarantee will be limited to an amount not to exceed the maximum amount that can be guaranteed by the guarantor without rendering the guarantee, as it relates to such guarantor, original issue discountable under Section 548 of the Federal Bankruptcy Code or any applicable provision of comparable state law. Each guarantee will be a continuing guarantee and will remain in full force and effect until payment in full of all of the guaranteed obligations.

The following of our subsidiaries may be guarantors of the debt securities: Belterra Resort Indiana, LLC; Biloxi Casino Corp.; Boomtown, Inc.; Boomtown Hotel & Casino, Inc.; Casino Magic Corp.; Casino One Corporation; Crystal Park Hotel and Casino Development Company, LLC; HP/Compton, Inc.; Louisiana-I Gaming, a Louisiana Partnership in Commendam; Louisiana Gaming Enterprises, Inc.; Ogle Haus, LLC; PNK (Bossier City), Inc.; PNK (Lake Charles), LLC; PNK Development 1, Inc.; PNK Development 2, Inc.; PNK Development 3, Inc.; and St. Louis Casino Corp.

Payment, Paying and Transfer Agents

We covenant and agree, for the benefit of each series of debt securities, that we will duly and punctually pay the principal of, premium, if any, and any interest on the debt securities in accordance with the terms of the debt securities and the indenture. We will maintain an office or agency where debt securities of that series may be presented or surrendered for payment, where debt securities of that series may be surrendered for registration of transfer or exchange and where notices and demands to or upon us in respect of the debt securities of that series and the indenture may be served.

Global Securities

The debt securities of any series may be issued in whole or in part in the form of one or more global securities that will be deposited with, or on behalf of, a depositary identified in the applicable prospectus supplement relating to such series. Global securities will be in registered form and may be issued in either temporary or permanent form. The specific terms of the depositary arrangement regarding a series of debt securities will be described in the applicable prospectus supplement relating to such series.

DESCRIPTION OF PREFERRED STOCK AND

DEPOSITARY SHARES

This section describes the general terms and provisions of the preferred stock that we may offer by this prospectus. The applicable prospectus supplement will describe the specific terms of the series of preferred stock then offered, and the terms and provisions described in this section will apply only to the extent not superseded by the terms of the applicable prospectus supplement.

This section is only a summary of the preferred stock that we may offer. We urge you to read carefully our certificate of incorporation and the certificate of designation we will file in relation to an issue of any particular series of preferred stock before you buy any preferred stock.

Preferred Stock

Our certificate of incorporation permits us to issue, without prior permission from our stockholders, up to 250,000 shares of our $1.00 par value preferred stock. As of June 30, 2002, none of our preferred stock was issued and outstanding.

Terms of Future Series of Preferred Stock

Our board of directors may, without further action of the stockholders, issue undesignated preferred stock in one or more classes or series. Any undesignated preferred stock issued by us may:

•	rank prior to our common stock as to dividend rights, liquidation preference or both;

•	have full or limited voting rights; and

•	be convertible into shares of common stock or other securities.

The powers, designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions, including dividend rights, voting rights, conversion rights, terms of redemption and liquidation preferences, of the preferred stock of each series will be fixed or designated by our board of directors pursuant to a certificate of designation. We will describe in the applicable prospectus supplement the specific terms of a particular series of preferred stock, which may include the following:

•	the maximum number of shares in the series;

•	the designation of the series;

•	the terms of any voting rights of the series;

•	the dividend rate, if any, on the shares of such series, the conditions and dates upon which such dividends will be payable, the preference or relation which such dividends will bear to the dividends payable on any other class or classes or on any other series of capital stock, and whether such dividends will be cumulative or non-cumulative;

•	whether the shares of such series will be redeemable by us and, if so, the times, prices and other terms and conditions of such redemption;

•	the rights of the holders of shares of such series upon the liquidation, dissolution or winding up of our company;

•	whether or not the shares of such series will be subject to the operation of a retirement or sinking fund and, if so, the extent to and manner in which any such retirement or sinking fund shall be applied to the purchase or redemption of the shares of such series for retirement or to other corporate purposes and the terms and provisions relative to the operation thereof;

•	whether or not the shares of such series shall be convertible into, or exchangeable for, (a) our debt securities, (b) shares of any other class or classes of stock of our company, or of any other series of the same or different class of stock, or (c) shares of any class or series of stock of any other corporation, and if so convertible or exchangeable, the price or prices or the rate or rates of conversion or exchange and the method, if any, of adjusting the same;

•	while any shares of such series are outstanding, the limitations and restrictions, if any, upon the payment of dividends or making of other distributions on, and upon the purchase, redemption or other acquisition by our company of, our common stock, or any other class or classes of stock of our company ranking junior to the shares of such series either as to dividends or upon liquidation;

•	the conditions or restrictions, if any, upon the creation of indebtedness of our company or upon the issue of any additional stock, including additional shares of such series or of any other series or of any other class, ranking on a parity with or prior to the shares of such series as to dividends or distribution of assets on liquidation, dissolution or winding up;

•	whether fractional interests in shares of the series will be offered in the form of depositary shares as described below under “—Depositary Shares;”

•	any other preference or provision and relative, participating, optional or other special rights or qualifications, limitations or restrictions thereof; and

•	our ability to modify the rights of holders otherwise than by a vote of a majority or more of the series outstanding.

The preferred stock will, when issued, be fully paid and non-assessable. We will select the transfer agent, registrar and dividend disbursement agent for a series of preferred stock and will describe its selection in the applicable prospectus supplement. The registrar for shares of preferred stock will send notices to stockholders of any meetings at which holders of the preferred stock have the right to elect directors of our company or to vote on any other matter of our company.

Although we have no present plans to issue any shares of preferred stock, any issuance of shares of preferred stock, or the issuance of rights to purchase preferred shares, may have the effect of delaying, deferring or preventing a change of control in our company or an unsolicited acquisition proposal. The issuance of preferred stock also could decrease the amount of earnings and assets available for distribution to the holders of common stock or could adversely affect the rights and powers, including voting rights, of the holders of common stock.

Depositary Shares

This section describes the general terms and provisions of the depositary shares we may offer. The applicable prospectus supplement will describe the specific terms of the depositary shares offered through that prospectus supplement, including, but not limited to, the title of the depositary shares and the deposited security, the amount of deposited securities represented by one depositary share and any general terms outlined in this section that will not apply to those depositary shares.

We have summarized certain terms and provisions of the depositary agreement, the depositary shares and the depositary receipts in this section. The summary is not complete. We will file with the SEC, upon an offering of depositary shares, the form of depositary agreement, including the form of depositary receipt, both of which will be incorporated herein. You should read the forms of depositary agreement and depositary receipt relating to a series of preferred stock for additional information before you buy any depositary shares that represent preferred stock of such series.

General.    We may offer fractional interests in preferred stock rather than full shares of preferred stock. If this occurs, we will provide for the issuance by a depositary to the public of receipts for depositary shares, each of which will represent a fractional interest in a share of a particular series of preferred stock.

The stock of any series of preferred stock underlying the depositary shares will be deposited under a separate depositary agreement between us and a depositary. For these purposes, the depositary will be a bank or trust company having its principal office in the United States and having a combined capital and surplus of at least $50 million. We will name the depositary and give the address of its principal executive office in the applicable prospectus supplement. Subject to the terms of the depositary agreement, each owner of a depositary share will have a fractional interest in all the rights and preferences of the preferred stock underlying such depositary shares. Those rights include any dividend, voting, redemption, conversion and liquidation rights.

The depositary shares will be evidenced by depositary receipts issued under the depositary agreement. If you purchase fractional interests in shares of the related series of preferred stock, you will receive depositary receipts as described in the applicable prospectus supplement. While the final depositary receipts are being prepared, we may order the depositary to issue temporary depositary receipts substantially identical to the final depositary receipts in final form. The holders of the temporary depositary receipts will be entitled to the same rights as if they held the depositary receipts although not in final form. Holders of the temporary depositary receipts can exchange them for the final depositary receipts at our expense.

If you surrender depositary receipts at the principal office of the depositary, unless the related depositary shares have previously been called for redemption, you will not be entitled to receive at such office the number of shares of preferred stock and any money or other property represented by such depositary shares. We will not issue partial shares of preferred stock. If you deliver depositary receipts evidencing a number of depositary shares that represent more than a whole number of shares of preferred stock, the depositary will issue you a new depositary receipt evidencing such excess number of depositary shares at the same time that the shares of preferred stock are withdrawn. Holders of preferred stock received in exchange for depositary shares will no longer be entitled to deposit such shares under the depositary agreement or to receive depositary shares in exchange for such preferred stock.

Dividends and Other Distributions.    The depositary will distribute all cash dividends or other distributions received with respect to the preferred stock to the record holders of depositary shares representing the preferred stock in proportion to the number of depositary shares owned by the holders on the relevant record date. The depositary will distribute only the amount that can be distributed without attributing to any holder of depositary shares a fraction of one cent. The balance not distributed will be added to and treated as part of the next sum received by the depositary for distribution to record holders of depositary shares.

If there is a distribution other than in cash, the depositary will distribute property to the holders of depositary shares, unless the depositary determines that it is not feasible to make such distribution. If this occurs, the depositary may, with our approval, sell the property and distribute the net proceeds from the sale to the holders of depositary shares.

The depositary agreement will also contain provisions relating to how any subscription or similar rights offered by us to the holders of the preferred stock will be made available to the holders of depositary shares.

Conversion and Exchange.    If any series of preferred stock underlying the depositary shares is subject to conversion or exchange, the applicable prospectus supplement will describe the rights or obligations of each record holder of depositary receipts to convert or exchange the depositary shares.

Redemption of Depositary Shares.    If the series of the preferred stock underlying the depositary shares is subject to redemption, the depositary shares will be redeemed from the redemption proceeds, in whole or in part, of such series of the preferred stock held by the depositary. The depositary will mail notice of redemption between 30 to 60 days prior to the date fixed for redemption to the record holders of the depositary shares to be redeemed at their addresses appearing in the depositary’s records. The redemption price per depositary share will bear the same relationship to the redemption price per share of preferred stock that the depositary share bears to the underlying preferred share. Whenever we redeem preferred stock held by the depositary, the depositary will redeem, as of the same redemption date, the number of depositary shares representing the preferred stock redeemed. If less than all the depositary shares are to be redeemed, the depositary shares to be redeemed will be selected by lot or pro rata as determined by the depositary.

After the date fixed for redemption, the depositary shares called for redemption will no longer be outstanding. When the depositary shares are no longer outstanding, all rights of the holders will cease, except the right to receive money or other property that the holders of the depositary shares were entitled to receive upon such redemption. Such payments will be made when holders surrender their depositary receipts to the depositary.

Voting the Preferred Stock.    Upon receipt of notice of any meeting at which the holders of the preferred stock are entitled to vote, the depositary will mail information about the meeting contained in the notice to the record holders of the depositary shares relating to such preferred stock. Each record holder of such depositary shares on the record date, which will be the same date as the record date for the preferred stock, will be entitled to instruct the depositary as to how the preferred stock underlying the holder’s depositary shares should be voted.

The depositary will try, if practical, to vote the number of shares of preferred stock underlying the depositary shares according to the instructions received. We will agree to take all action requested and deemed necessary by the depositary in order to enable the depositary to vote the preferred stock in that manner. The depositary will not vote any preferred stock for which it does not receive specific instructions from the holder of the depositary shares relating to such preferred stock.

Taxation.    Provided that each obligation in the depositary agreement and any related agreement is performed in accordance with its terms, owners of depositary shares will be treated for United States federal income tax purposes as if they were owners of the shares of preferred stock represented by the depositary shares. Accordingly, for United States federal income tax purposes they will have the income and deductions to which they would be entitled if they were holders of the preferred stock. In addition:

•	no gain or loss will be recognized for United States federal income tax purposes upon withdrawal of preferred stock in exchange for depositary shares as provided in the depositary agreement;

•	the tax basis of each share of preferred stock to an exchanging owner of depositary shares will, upon the exchange, be the same as the aggregate tax basis of the depositary shares exchanged for such preferred stock; and

•	the holding period for the preferred stock, in the hands of an exchanging owner of depositary shares who held the depositary shares as a capital asset at the time of the exchange, will include the period that the owner held such depositary shares.

Amendment and Termination of the Depositary Agreement.    The form of depositary receipt evidencing the depositary shares and any provision of the depositary agreement may be amended by agreement between our company and the depositary at any time. However, any amendment that materially and adversely alters the rights of the existing holders of depositary shares will not be effective unless approved by the record holders of at least a majority of the depositary shares then outstanding. A depositary agreement may be terminated by us or the depositary only if:

•	all outstanding depositary shares relating to the depositary agreement have been redeemed; or

•	there has been a final distribution on the preferred stock of the relevant series in connection with the liquidation, dissolution or winding up of the business, and the distribution has been distributed to the holders of the related depositary shares.

Charges of Depositary.    We will pay all transfer and other taxes and governmental charges arising solely from the existence of the depositary arrangements. We will pay associated charges of the depositary for the initial deposit of the preferred stock and any redemption of the preferred stock. Holders of depositary shares will pay transfer and other taxes and governmental charges and any other charges that are stated to be their responsibility in the depositary agreement.

Miscellaneous.    We will forward to the holders of depositary shares all reports and communications that we must furnish to the holders of the preferred stock.

Neither the depositary nor we will be liable if the depositary is prevented or delayed by law or any circumstance beyond its control in performing its obligations under the depositary agreement. Our obligations and the depositary’s obligations under the depositary agreement will be limited to performance in good faith of duties set forth in the depositary agreement. Neither the depositary nor we will be obligated to prosecute or defend any legal proceeding connected with any depositary shares or preferred stock unless satisfactory indemnity is furnished to us or the depositary. We and the depositary may rely upon written advice of counsel or accountants, or information provided by persons presenting preferred stock for deposit, holders of depositary shares or other persons believed to be competent and on documents believed to be genuine.

Resignation and Removal of Depositary.    The depositary may resign at any time by delivering notice to us. We also may remove the depositary at any time. Resignations or removals will take effect upon the appointment of a successor depositary and its acceptance of the appointment. The successor depositary must be appointed within 60 days after delivery of the notice of resignation or removal and must be a bank or trust company having its principal office in the United States and having a combined capital and surplus of at least $50 million.

DESCRIPTION OF COMMON STOCK

Our authorized common stock consists of 40,000,000 shares of common stock, par value $.10 per share. As of June 30, 2002, 25,910,812 shares of common stock were issued and outstanding and held of record by approximately 2,898 stockholders. The following description of our common stock and provisions of our certificate of incorporation and restated bylaws are only summaries, and we encourage you to review complete copies of our certificate of incorporation and restated bylaws, which we have previously filed with the SEC.

The holders of our common stock are entitled to one vote for each share of the common stock on all matters voted on by such stockholders, including elections of directors and, except as otherwise required by law or provided in any resolution adopted by our board of directors with respect to any series of preferred stock, the holders of the common stock exclusively possess all voting power. Subject to any preferential rights of any outstanding series of preferred stock designated by the board of directors from time to time, the holders of the common stock are entitled to dividends from the funds legally available therefor, and upon liquidation are entitled to receive pro rata all of our assets available for distribution to such holders after distribution in full of the preferential amount to be distributed to holders of shares of preferred stock. All outstanding shares of the common stock are validly issued, fully paid and nonassessable. The common stock has no preemptive or conversion rights or other subscription rights and there are no sinking fund or, except as described below under the heading “Delaware Anti-Takeover Law and Certain Certificate of Incorporation and Bylaw Provisions,” redemption provisions applicable to the common stock.

The rights and privileges of our common stock may be subordinate to the rights and preferences of any of our preferred stock.

Our common stock is traded on the New York Stock Exchange under the symbol “PNK”.

Delaware Anti-Takeover Law and Certain Certificate of Incorporation and Bylaw Provisions

The provisions of Delaware law, and of our certificate of incorporation and restated bylaws may have the effect of delaying, deferring or discouraging another person from acquiring control of our company, including takeover attempts that might result in a premium over the market price for the shares of common stock.

Delaware Law

Our company has not expressly elected not to be governed by the provisions of Section 203 of the Delaware corporate law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a three-year period following the time that this stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner.

Certificate of Incorporation and Restated Bylaw Provisions

General

Under our restated bylaws, any vacancy on our board of directors, however occurring, including a vacancy resulting from an enlargement of our board, may only be filled by vote of a majority of our directors then in office, even if less than a quorum. The limitations on the filling of vacancies could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of us.

Our restated bylaws also provide that any action required or permitted to be taken by our stockholders at an annual meeting or special meeting of stockholders may be taken by written consent in lieu of a meeting. Our restated bylaws further provide that special meetings of the stockholders may only be called by the chairman of the board of directors or by a majority of the board of directors. Our restated bylaws provide that stockholders at an annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the board or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given to our corporate secretary timely written notice, in proper form, of the stockholder’s intention to bring that proposal or nomination before the meeting. In addition to some other applicable requirements, for a stockholder proposal or nomination to be properly brought before an annual meeting by a stockholder, the stockholder generally must have given notice in proper written form to the corporate secretary not less than 90 days nor more than 120 days prior to the anniversary date of the immediately preceding annual meeting of stockholders. Although our restated bylaws do not give the board of directors the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at annual meeting, our restated bylaws may have the effect of precluding the consideration of some business at a meeting if the proper procedures are not followed or may discourage or deter a potential acquiror from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of us.

The Delaware corporate law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or bylaws or to approve mergers, consolidations or the sale of all or substantially all its assets, unless a corporation’s certificate of incorporation or bylaws, as the case may be, requires a greater percentage. Our restated bylaws may be amended or repealed by a majority vote of the board of directors, subject to any limitations set forth in the restated bylaws, and may also be amended by the stockholders by the affirmative vote of the holders of at least two-thirds of the outstanding voting power of our capital stock issued and outstanding and entitled to vote generally in the election of directors. The two-thirds stockholder vote would be in addition to any separate class vote that might in the future be required pursuant to the terms of any series of preferred stock that might be outstanding at the time any of these amendments are submitted to stockholders.

Our certificate of incorporation authorizes the board of directors to issue, without stockholder approval, preferred stock with such terms as our board may determine.

Suitability Requirements

In addition to the foregoing, our certificate of incorporation requires that if a person owns or controls our securities or the securities of our affiliated companies and is determined by a gaming authority to be unsuitable to own or control such securities, or in the sole discretion of our board of directors, is deemed likely to jeopardize our right to conduct gaming activities in any of the jurisdictions in which we conduct gaming activities, we may redeem, and if required by a gaming authority, shall redeem, his securities to the extent required by the government gaming authority or deemed necessary or advisable by us.

If a gaming authority requires us, or if we deem it necessary or advisable, to redeem such securities, we will serve notice on the holder who holds securities subject to redemption and will call for the redemption of the securities of such holder at a redemption price equal to that required to be paid by the gaming authority making the finding of unsuitability, of if such gaming authority does not require a certain price per share to be paid, a sum deemed reasonable by us, which in our discretion may include the original purchase price per share of such securities. The redemption price may be paid in cash, by promissory note, or both, as required by the applicable gaming authority and, if not so required, as we elect. Unless the gaming authority requires otherwise, the redemption price will in no event exceed:

(1)  the closing sales price of the securities on the national securities exchange on which such shares are then listed on the date the notice of redemption is delivered to the person who has been determined to be unsuitable, or

(2)  if such shares are not then listed for trading on any national securities exchange, then the closing sales price of such shares as quoted in the NASDAQ National Market System, or

(3)  if the shares are not then so quoted, then the mean between the representative bid and the ask price as quoted by NASDAQ or another generally recognized reporting system.

The foregoing is not a complete summary of all of the suitability requirements and other gaming law requirements contained in our certificate of incorporation. Please refer to the complete text of our certificate of incorporation filed as an exhibit to the registration statement of which this prospectus is a part.

Limitations of Liability and Indemnification of Directors and Officers

Our certificate of incorporation limits the liability of directors to us and our stockholders. Specifically, a director will not be personally liable for monetary damages for breach of fiduciary duty as a director, except for liability:

•	for any breach of the director’s duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law;

•	under Section 174 of the Delaware General Corporation Law, which concerns unlawful payments of dividends, stock purchases or redemptions; or

•	for any transaction from which the director derived an improper personal benefit.

Our certificate of incorporation provides that we will indemnify our officers and directors to the fullest extent permitted by the Delaware General Corporation Law, and our restated bylaws provide that we will indemnify and advance expenses to our officers and directors to the fullest extent permitted by the Delaware General Corporation Law, as it now exists or may in the future be amended, against all expenses and liabilities reasonably incurred in connection with their service for or on behalf of our company. We believe that these provisions will assist us in attracting and retaining qualified individuals to serve as directors and officers.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company.

DESCRIPTION OF WARRANTS

We may issue common stock warrants for the purchase of our common stock. Warrants may be issued independently or together with any debt securities or common stock offered by any prospectus supplement and may be attached to or separate from those debt securities or common stock.

Each series of warrants will be issued under a separate warrant agreement to be entered into between us and a bank or trust company, as warrant agent. The warrant agent will act solely as our agent in connection with warrant certificates evidencing the warrants. The warrant agent will not assume any obligation or relationship of agency or trust for or with any holders of warrant certificates or beneficial owners of warrants.

As of June 30, 2002, there were no warrants outstanding to purchase our common stock.

The following description summarizes the general terms of the form of warrant agreement and warrant certificate which we will file as exhibits to the registration statement of which this prospectus forms a part upon our offering of warrants. You should read the warrant agreement and warrant certificate for provisions summarized below and others that may be important to you.

General

The prospectus supplement relating to a particular series of warrants will include the specific terms of the series, including, where applicable, the following:

•	the title and aggregate number of the warrants;

•	the offering price;

•	the number of shares of common stock purchasable upon the exercise of a Warrant;

•	the exercise price or manner of determining the exercise price, the manner in which the exercise price may be paid, including the currency or currency units in which the price may be payable, and any minimum number of warrants exercisable at one time;

•	when the warrants become exercisable and the expiration date;

•	the terms of any right of ours to redeem or call the warrants;

•	the terms of any right of ours to accelerate the exercisability of the warrants;

•	where the warrant certificates may be transferred and exchanged;

•	whether the warrants are to be issued with common stock or debt securities and, if so, the number and terms of any such offered securities;

•	the date, if any, on and after which the warrants and the related shares of common stock or debt securities will be separately transferable;

•	United States federal income tax consequences applicable to the warrants; and

•	any other terms of the warrants, including terms, procedures and limitations relating to exchange and exercise of the warrants.

Transfers and Exchange

Warrant certificates may be exchanged for new warrant certificates of different denominations, may, if in registered form, be presented for registration of transfer, and may be exercised at the corporate trust office of the warrant agent. We may specify other offices where these activities may be conducted in a prospectus supplement. No service charge will be made for any permitted transfer or exchange of warrant certificates, but holders must pay any tax or other applicable governmental charge. Before the exercise of any warrants, holders of the warrants will not have any of the rights of holders of the common stock purchasable upon exercise. This means holders of warrants will not have the right to receive payments of dividends, if any, on the common stock purchasable upon such exercise or to exercise any applicable right to vote.

Exercise

Each warrant will entitle its holder to purchase the number of shares of common stock at the exercise price that is set forth in, or calculable from, the applicable prospectus supplement. Holders will be able to exercise warrants at any time up to the time on the expiration date set forth in the applicable prospectus supplement. After that time, or a later date to which such expiration date may be extended by us, unexercised warrants will become void.

Holders will be able to exercise warrants by delivering to the warrant agent at its corporate trust office warrant certificates properly completed and paying the exercise price. As soon as practicable after such delivery, we will issue and deliver to the indicated holder the shares of common stock issuable upon that exercise. If fewer than all of the warrants represented by a warrant certificate are exercised, we will issue a new warrant certificate for the remaining number of warrants. The holder of a warrant must pay any tax or other governmental charge imposed in connection with the issuance of underlying common stock purchased upon exercise of a warrant.

Modifications

The warrant agreements and the terms of the warrants may be modified or amended by us and the warrant agent, without the consent of any holder, for the purpose of curing any ambiguity, or of curing, correcting or supplementing any defective or inconsistent provision contained therein, or in any other manner that we deem necessary or desirable and that will not materially adversely affect the interests of the holders of the warrants.

Together with the warrant agent, we may also modify or amend the warrant agreement and the terms of the warrants with the consent of a majority of the holders of the then outstanding unexercised warrants affected thereby. No modification or amendment of that type that accelerates the expiration date, increases the exercise price, reduces the number of outstanding warrants required for consent of any such modification or amendment, or otherwise materially adversely affects the rights of the holders of the warrants may be made without the consent of each holder affected thereby.

Warrant Adjustments

The terms and conditions on which the exercise price of and/or the number of shares of our common stock covered by a Warrant are subject to adjustment will be set forth in the warrant certificate and the applicable prospectus supplement. Such terms may include:

•	provisions for adjusting the exercise price and/or the number of shares of our common stock covered by the Warrant;

•	the events requiring an adjustment;

•	the events upon which we may, in lieu of making an adjustment, make proper provisions so that the holder of the warrant, upon its exercise, would be treated as if the holder had exercised the warrant prior to the occurrence of the events; and

•	provisions affecting exercise in the event of certain events affecting our common stock.

GOVERNMENT REGULATION AND GAMING ISSUES

The ownership and operation of gaming companies are subject to extensive regulation. In particular, Indiana, Louisiana, Mississippi, Nevada, California and Argentina have regulations affecting the operation of our gaming business and the ownership and disposition of our securities, including the securities offered pursuant to this prospectus. We summarize these regulations below.

Our certificate of incorporation requires that anyone who owns or controls our securities must comply with gaming regulations governing their “suitability” as investors. These provisions apply to all the securities offered using this prospectus. Any purchaser or holder of securities that we or the selling stockholder have offered using this prospectus shall be deemed to have agreed to such provisions. If a person owns or controls our securities or the securities of our affiliated companies and is determined by a gaming authority to be unsuitable to own or control such securities, or in the sole discretion of our board of directors, is deemed likely to jeopardize our right to conduct gaming activities in any of the jurisdictions in which we conduct gaming activities, we may redeem, and if required by a gaming authority, shall redeem, his securities to the extent required by the gaming authority or deemed necessary or advisable by us.

If a gaming authority requires us, or if we deem it necessary or advisable, to redeem a holder’s securities, we will serve notice on the holder who holds the securities subject to redemption and will call for the redemption of the securities of such holder at a redemption price equal to that required to be paid by the gaming authority making the finding of unsuitability, of if such gaming authority does not require a certain price per share to be paid, a sum deemed reasonable by us. See the section of this prospectus entitled “Description of Common Stock—Certificate of Incorporation and Bylaw Provisions” for additional information about these suitability and redemption requirements.

Indiana.    The ownership and operation of riverboat casinos at Indiana-based sites are subject to extensive state regulation under the Indiana Riverboat Gaming Act (“Indiana Act”), as well as regulations which the Indiana Gaming Commission (the “Indiana Commission”) has adopted pertaining to the Indiana Act. The Indiana Act grants broad and pervasive regulatory powers and authorities to the Indiana Commission. The comprehensive regulations cover ownership, reporting, rules of game and operational matters; thus, the Indiana Act and regulations are significant to our prospects for successfully operating the Belterra facility. The Indiana Act has been challenged based on its constitutionality on two occasions. The Indiana Act was found constitutional on both occasions.

The Indiana Act authorizes the issuance of up to eleven Riverboat Owner’s Licenses to be operated from counties that are contiguous to the Ohio River, Lake Michigan and Patoka Lake. In October 2000, Belterra, the tenth riverboat, commenced operations. Five of the riverboats are in counties contiguous to the Ohio River and five are in counties contiguous to Lake Michigan. The Indiana Commission has not considered an application for a license to be sited in a county contiguous to Patoka Lake since Patoka Lake is a project of the U.S. Army Corps of Engineers (“Corps”) and the Corps has determined Patoka Lake is unsuitable for a riverboat project. A riverboat owner’s license is a revocable privilege and is not a property right under the Indiana Act.

An Indiana license entitles the licensee to own and operate one riverboat. A company may own 100% of one licensee and up to 10% of a second licensee. An Indiana riverboat owner’s license has an initial effective period of five years; thereafter, a license is subject to annual renewal. After the expiration of the initial license, the Indiana Commission will conduct a complete re-investigation every three years, but the Indiana Commission reserves the right to investigate licenses at any times it deems necessary. The Indiana Commission has broad discretion over the initial issuance of licenses and over the renewal, revocation, suspension, restriction and control of riverboat owner’s licenses. Belterra will be subject to a reinvestigation in 2003 to ensure it continues to be in compliance with the Indiana Act. Officers, directors and principal owners of the actual license holder and employees who are to work on the riverboat are subject to substantial disclosure requirements as a part of securing and maintaining necessary licenses.

Contracts to which Belterra is party are subject to disclosure and approval processes imposed by the regulations. A riverboat owner’s licensee may not enter into or perform any contract or transaction in which it transfers or receives consideration which is not commercially reasonable or which does not reflect the fair market value of the goods or services rendered or received. All contracts are subject to disapproval by the Indiana Commission. Suppliers of gaming equipment and materials must also be licensed under the Indiana Act.

Licensees are statutorily required to disclose to the Indiana Commission the identity of all directors, officers and persons holding direct or indirect beneficial interests of 1% or greater. The Indiana Commission also requires a broad and comprehensive disclosure of financial and operating information on licensees and their principal officers, and their parent corporations and other upstream owners. The Indiana Act prohibits contributions to a candidate for a state, legislative, or local office, or to a candidate’s committee or to a regular party committee by the holder of a riverboat owner’s license or a supplier’s license, by an officer of a licensee, by an officer of a person that holds at least a 1% interest in the licensee or by a person holding at least a 1% interest in the licensee. The prohibition against political contributions extends for three years following a change in the circumstances that resulted in the prohibition. The Indiana Commission has promulgated a rule requiring the quarterly reporting of such licensees, officers, and persons.

In June 2002, the Indiana General Assembly authorized riverboats to either continue conducting excursions or to implement a flexible boarding schedule or dockside gaming. Belterra began dockside operation on August 1, 2002.

Under the Indiana Act, “Adjusted gross receipts” (“AGR”) means the total of all cash and property received from gaming less cash paid out as winnings and uncollectible gaming receivables (not to exceed 2%). A wagering tax of 22.5% is imposed on those riverboats that continue to conduct excursions. Those riverboats electing to operate dockside will be subject to the following graduated wagering tax based on a state fiscal year (July 1 of one year through June 30 of the following year):

•	15% of the first $25 million of AGR.
•	20% of AGR in excess of $25 million, but not exceeding $50 million.
•	25% of AGR in excess of $50 million, but not exceeding $75 million.
•	30% of AGR in excess of $75 million, but not exceeding $150 million.
•	35% of AGR in excess of $150 million.

The Indiana Act also prescribes an additional tax for admissions, based on $3 per person. Those riverboats conducting excursions must pay the admissions on a passenger per excursion basis which requires payment of the admission tax on carryover patrons. Those riverboats conducting dockside operations pay the admission tax on each person admitted to the riverboat. The carryover patron calculation is, thus, eliminated with the commencement of dockside operations.

Real Property taxes are imposed on riverboats at rates determined by local taxing authorities. Income to us from Belterra is subject to the Indiana gross income tax, the Indiana adjusted gross income tax and the Indiana supplemental corporate net income tax. Sales on a riverboat and at related resort facilities are subject to applicable use, excise and retail taxes. The Indiana Act requires a riverboat owner licensee to directly reimburse the Indiana Commission for the costs of inspectors and agents required to be present while authorized gaming is conducted.

Through the establishment of purchasing goals, the Indiana Act encourages minority and women’s business enterprise participation in the riverboat gaming industry. Each riverboat licensee must establish goals of expending at least 10% of total dollar value of the licensee’s qualified contracts for goods and services with minority business enterprises and 5% with women business enterprises. The Indiana Commission may suspend, limit or revoke the owner’s license or impose a fine for failure to comply with the statutory goals. The Indiana Commission has indicated it will be vigilant in monitoring attainment of these goals. We are currently in compliance with such purchasing goals, but have failed to achieve these goals at various times in the past. We have adopted an Action Plan to insure compliance with the purchasing goals. The Action Plan has been reviewed and approved by the Indiana Commission.

Minimum and maximum wagers on games on the riverboat are left to the discretion of the licensee. Wagering may not be conducted with money or other negotiable currency. There are no statutory restrictions on extending credit to patrons; however, the matter of credit continues to be a matter of potential legislative action.

If an institutional investor acquires 5% or more of any class of voting securities of a holding company of a licensee, the investor is required to notify the Indiana Commission and to provide additional information, and may be subject to a finding of suitability. Institutional investors who acquire 15% or more of any class of voting securities are subject to a finding of suitability. Any other person who acquired 5% or more of any class of voting securities of a holding company of a licensee is required to apply to the Indiana Commission for a finding of suitability. A riverboat licensee or an affiliate may not enter into a debt transaction of $1,000,000 or more without the approval of the Indiana Commission. The Indiana Commission has taken the position that a “debt transaction” includes increases in maximum amount available under reducing revolving credit facilities. A riverboat owner licensee or any other person may not lease, hypothecate, borrow money against or loan money against or otherwise securitize a riverboat owner’s license.

A licensee, or its parent company, that is publicly traded must notify the Indiana Commission of a public offering that will be registered with the SEC. The licensee must notify the Indiana Commission within 10 business days of the initial filing of a registration statement with the SEC. An ownership interest in a licensee may only be transferred in accordance with the Indiana Act and rules promulgated thereunder.

The Indiana Commission has promulgated a rule that prohibits distributions, excluding distributions for the payment of taxes, by a licensee to its partners, shareholders, itself or any affiliated entity if the distribution would impair the financial viability of the riverboat gaming operation. The Indiana Commission has also promulgated a rule mandating licensees to maintain a cash reserve against defaults in gaming debts. The cash reserve must be equal to licensee’s average payout for a three-day period based on the riverboat’s performance the prior calendar year. The cash reserve can consist of cash on hand, cash maintained in Indiana bank accounts and cash equivalents not otherwise committed or obligated.

On April 11, 2002, we announced that the Indiana Commission had begun an investigation into our regulatory compliance at Belterra Casino Resort. The investigation was initiated as a result of allegations of harassment in a lawsuit filed by two former employees of Belterra Casino Resort. On August 5, 2002, we announced that we had executed a settlement with the Indiana Commission in connection with the matter. At the Indiana Commission meeting held July 29, 2002, we agreed, among other things, to pay a fine of $2.26 million, suspend gaming operations at Belterra Casino Resort for a three-day period beginning at 6:00 p.m. on October 6 to 12:01 p.m. on October 9, 2002, build a new 300 guest-room tower at the property within two years and establish a new compliance committee of our board of directors.

Louisiana.    The ownership and operation of a riverboat gaming vessel is subject to the Louisiana Riverboat Economic Development and Gaming Control Act (the “Louisiana Act”). As of May 1, 1996, gaming activities are regulated by the Louisiana Gaming Control Board (the “Board”). The Board is responsible for issuing the gaming license and enforcing the laws, rules and regulations relative to riverboat gaming activities. The Board is empowered to issue up to fifteen licenses to conduct gaming activities on a riverboat of new construction in accordance with applicable law. However, no more than six licenses may be granted to riverboats operating from any one designated waterway. An initial license to conduct gaming operations is valid for a term of five years. The Louisiana Act provides for successive five year renewals after the initial five year term.

The laws and regulations of Louisiana seek to: (i) prevent unsavory or unsuitable persons from having any direct or indirect involvement with gaming at any time or in any capacity; (ii) establish and maintain responsible accounting practices and procedures; (iii) maintain effective control over the financial practices of licensees, including establishing procedures for reliable record keeping and making periodic reports to the Board; (iv) prevent cheating and fraudulent practices; (v) provide a source of state and local revenues through fees; and (vi) ensure that gaming licensees, to the extent practicable, employ and contract with Louisiana residents, women and minorities. The Louisiana Act specifies certain restrictions and conditions relating to the operation of riverboat gaming, including, but not limited to, the following: (i) in parishes bordering the Red River, such as the our Casino Magic property in Bossier, gaming may be conducted dockside; however, prior to the passage of legislation legalizing dockside gaming effective April 1, 2001 in the 2001 Special Session of the Louisiana Legislature, in all other authorized locations such as Boomtown New Orleans, gaming is not permitted while a riverboat is docked, other than for forty-five minutes between excursions, unless dangerous weather or water conditions exist; (ii) prior to the passage of legislation legalizing dockside gaming effective April 1, 2001 in the 2001 Special Session of the Louisiana Legislature, each round trip riverboat cruise may not be less than three nor more than eight hours in duration, subject to specified exceptions; (iii) agents of the Board are permitted on board at any time during gaming operations; (iv) gaming devices, equipment and supplies may be purchased or leased from permitted suppliers; (v) gaming may only take place in the designated river or waterway; (vi) gaming equipment may not be possessed, maintained, or exhibited by any person on a riverboat except in the specifically designated gaming area, or a secure area used for inspection, repair, or storage of such equipment; (vii) wagers may be received only from a person present on a licensed riverboat; (viii) persons under 21 are not permitted in designated gaming areas; (ix) except for slot machine play, wagers may be made only with tokens, chips, or electronic cards purchased from the licensee aboard a riverboat; (x) licensees may only use docking facilities and routes for which they are licensed and may only board and discharge passengers at the riverboat’s licensed berth; (xi) licensees must have adequate protection and indemnity insurance; (xii) licensees must have all necessary federal and state licenses, certificates and other regulatory approvals prior to operating a riverboat; and (xiii) gaming may only be conducted in accordance with the terms of the license and the rules and regulations adopted by the Board.

No person may receive any percentage of the profits from our operations in Louisiana without first being found suitable. In March 1994, Boomtown New Orleans, its officers, key personnel, partners and persons holding a 5% or greater interest in the partnership were found suitable by the predecessor to the Board. In April 1996, the Board’s predecessor confirmed that Casino Magic Bossier’s officers, key personnel, partners and persons holding a 5% or greater interest in the corporation were suitable and authorized to acquire an existing licensee. In July 1999, the Board renewed Boomtown New Orleans’ license to conduct gaming operations. In May 2001, the Board renewed Casino Magic Bossier’s license to conduct gaming operations. A gaming license is deemed to be a privilege under Louisiana law and as such may be denied, revoked, suspended, conditioned or limited at any time by the Board. In issuing a license, the Board must find that the applicant is a person of good character, honesty and integrity and the applicant is a person whose prior activities, criminal record, if any, reputation, habits and associations do not pose a threat to the public interest of the State of Louisiana or to the effective regulation and control of gaming, or create or enhance the dangers of unsuitable, unfair or illegal practices, methods, and activities in the conduct of gaming or the carrying on of business and financial arrangements in connection therewith. The Board will not grant any licenses unless it finds that: (i) the applicant is capable of conducting gaming operations, which means that the applicant can demonstrate the capability, either through training, education, business experience, or a combination of the above, to operate a gaming casino; (ii) the proposed financing of the riverboat and the gaming operations is adequate for the nature of the proposed operation and from a source suitable and acceptable to the Board; (iii) the applicant demonstrates a proven ability to operate a vessel of comparable size, capacity and complexity to a riverboat in its application for a license; (v) the applicant designates the docking facilities to be used by the riverboat; (vi) the applicant shows adequate financial ability to construct and maintain a riverboat; (vii) the applicant has a good faith plan to recruit, train and upgrade minorities in all employment classifications; and (viii) the applicant is of good moral character.

The Board may not award a license to any applicant who fails to provide information and documentation to reveal any fact material to qualification or who supplies information which is untrue or misleading as to a material fact pertaining to the qualification criteria; who has been convicted of or pled nolo contendere to an offense punishable by imprisonment of more than one year; who is currently being prosecuted for or regarding whom charges are pending in any jurisdiction of an offense punishable by more than one year imprisonment; if any holder of 5% or more in the profits and losses of the applicant has been convicted of or pled guilty or nolo contendere to an offense which at the time of conviction is punishable as a felony.

The transfer of a license is prohibited; however, the sale, assignment, transfer, pledge, or disposition of securities which represent 5% or more of the total outstanding shares issued by a holder of a license may be transferred, subject to prior Board approval. A security issued by a holder of a license must generally disclose these restrictions.

Section 2501 of the regulations enacted by the Louisiana State Police Riverboat Gaming Division pursuant to the Louisiana Act (the “Regulations”) requires prior written approval of the Board of all persons involved in the sale, purchase, assignment, lease, grant or foreclosure of a security interest, hypothecation, transfer, conveyance or acquisition of an ownership interest (other than in a corporation) or economic interest of five percent (5%) or more in any licensee.

Section 2523 of the Regulations requires notification to and prior approval from the Board of the: (a) application for, receipt, acceptance or modification of a loan, the (b) use of any cash, property, credit, loan or line of credit, or the (c) guarantee or granting of other forms of security for a loan by a licensee or person acting on a licensee’s behalf. Exceptions to prior written approval include, without limitation, any transaction for less than $2,500,000 in which all of the lending institutions are federally regulated, the transaction modifies the terms of an existing, previously approved loan transaction, or if the transaction involves publicly registered debt and securities sold pursuant to a firm underwriting agreement.

The failure of a licensee to comply with the requirements set forth above may result in the suspension or revocation of that licensee’s gaming license. Additionally, if the Board finds that the individual owner or holder of a security of a corporate license or intermediary company or any person with an economic interest in a licensee is not qualified under the Louisiana Act, the Board may require, under penalty of suspension or revocation of the license, that the person not: (a) receive dividends or interest on securities of the corporation, (b) exercise directly or indirectly a right conferred by securities of the corporation, (c) receive remuneration or economic benefit from the licensee, or (d) continue in an ownership or economic interest in the licensee.

A licensee must periodically report the following information to the Board, which is not confidential and is to be available for public inspection: (a) the licensee’s net gaming proceeds from all authorized games; (b) the amount of net gaming proceeds tax paid; and, (c) all quarterly and annual financial statements presenting historical data that are submitted to the Board, including annual financial statements that have been audited by an independent certified public accountant.

The Louisiana Act restricts gaming space on riverboats to no more than 30,000 square feet. The Board has adopted rules governing the method for approval of the area of operations and the rules and odds of authorized games and devices permitted, and prescribing grounds and procedures for the revocation, limitation or suspension of licenses and permits.

On April 19, 1996, the Louisiana legislature adopted legislation requiring statewide local elections on a parish-by-parish basis to determine whether to prohibit or continue to permit licensed riverboat gaming, licensed video poker gaming, and licensed land-based gaming in Orleans Parish. The applicable local election took place on November 5, 1996, and the voters in the parishes of Boomtown New Orleans and Casino Magic Bossier voted to continue licensed riverboat and video poker gaming. However, it is noteworthy that the current legislation does not provide for any moratorium on future local elections on gaming.

Prior to the passage of legislation in the 2001 Special Session of the Louisiana Legislature, fees to the state of Louisiana for conducting gaming activities on a riverboat include: (i) $50,000 per riverboat for the first year of operation and $100,000 per year, per riverboat thereafter, plus (ii) 18.5% of net gaming proceeds. In the 2001 Special Session of the Louisiana Legislature, a law was passed legalizing dockside gaming and increasing the fees paid to the state of Louisiana to 21.5% of net gaming proceeds effective April 1, 2001 for the nine riverboats in the southern region of the state, including our Boomtown New Orleans property, while the fee increase to 21.5% of net gaming proceeds will be phased in over an approximately two year period for the riverboats operating in parishes bordering the Red River, including our Casino Magic Bossier City property.

Mississippi.    The ownership and operation of casino gaming facilities in Mississippi are subject to extensive state and local regulation, but primarily the licensing and regulatory control of the Mississippi Gaming Commission (the “Mississippi Commission”). The Mississippi Gaming Control Act (the “Mississippi Act”), which legalized dockside casino gaming in Mississippi, is similar to the Nevada Gaming Control Act discussed below. The Mississippi Commission has adopted regulations which are also similar in many respects to the Nevada gaming regulations.

The laws, regulations and supervisory procedures of Mississippi and the Mississippi Commission are based upon declarations of public policy that are concerned with, among other things, (1) the prevention of unsavory or unsuitable persons from having direct or indirect involvement with gaming at any time or in any capacity; (2) the establishment and maintenance of responsible accounting practices and procedures; (3) the maintenance of effective controls over the financial practices of licensees, including the establishment of minimum procedures for internal fiscal affairs and safeguarding of assets and revenues, providing for reliable record keeping and requiring the filing of periodic reports with the Mississippi Commission; (4) the prevention of cheating and fraudulent practices; (5) providing a source of state and local revenues through taxation and licensing fees; and (6) ensuring that gaming licensees, to the extent practicable, employ Mississippi residents. The regulations are subject to amendment and interpretation by the Mississippi Commission. We believe that our compliance with the licensing procedures and regulatory requirements of the Mississippi Commission will not affect the marketability of our securities. Changes in Mississippi laws or regulations may limit or otherwise materially affect the types of gaming that may be conducted and such changes, if enacted, could have an adverse effect on us and our Mississippi gaming operations.

The Mississippi Act provides for legalized dockside gaming in each of the fourteen counties that border the Gulf Coast or the Mississippi River, but only if the voters in the county have not voted to prohibit gaming in that county. As of July 1, 2002, dockside gaming was permissible in nine of the fourteen eligible counties in the state and gaming operations had commenced in seven counties. Under Mississippi law, gaming vessels must be located on the Mississippi River or on navigable waters in eligible counties along the Mississippi River or in the waters lying south of the counties along the Mississippi Gulf Coast.

The Mississippi Act permits unlimited stakes gaming on permanently moored vessels on a 24-hour basis and does not restrict the percentage of space which may be utilized for gaming. The Mississippi Act permits substantially all traditional casino games and gaming devices.

We and any subsidiary of ours that operates a casino in Mississippi (a “Mississippi Gaming Subsidiary”) are subject to the licensing and regulatory control of the Mississippi Commission. We are registered under the Mississippi Act as a publicly traded corporation (a “Registered Corporation”) of Biloxi Casino Corp. d/b/a Casino Magic Biloxi (“Casino Magic Biloxi”) and have been found suitable to own the stock of Casino Magic Corp., which is registered as an intermediary company (an “Intermediary Company”). Casino Magic Corp. has been found suitable to own the stock of Casino Magic Biloxi. As a Registered Corporation, we are required periodically to submit detailed financial and operating reports to the Mississippi Commission and furnish any other information which the Mississippi Commission may require. If we are unable to continue to satisfy the registration requirements of the Mississippi Act, we and any Mississippi Gaming Subsidiary cannot own or operate gaming facilities in Mississippi. No person may become a stockholder of or receive any percentage of profits from an Intermediary Company or a Mississippi Gaming Subsidiary of a Registered Corporation without first obtaining licenses and approvals from the Mississippi Commission. We have obtained such approvals from the Mississippi Commission.

A Mississippi Gaming Subsidiary must maintain a gaming license from the Mississippi Commission to operate a casino in Mississippi. Such licenses are issued by the Mississippi Commission subject to certain conditions, including continued compliance with all applicable state laws and regulations. There are no limitations on the number of gaming licenses that may be issued in Mississippi. Gaming licenses require the payment of periodic fees and taxes, are not transferable, are issued for a three-year period (and may be continued for two additional three-year periods) and must be renewed periodically thereafter. Casino Magic Biloxi was granted a renewal of its gaming license by the Mississippi Commission on December 21, 2000.

Certain of our officers and employees and the officers, directors and certain key employees of Casino Magic Corp. and Casino Magic Biloxi must be found suitable or approved by the Mississippi Commission. We believe that we have obtained or applied for all necessary findings of suitability with respect to such persons associated with us, Casino Magic Corp. or Casino Magic Biloxi, although the Mississippi Commission, in its discretion, may require additional persons to file applications for findings of suitability. In addition, any person having a material relationship or involvement with us, Casino Magic Corp. or Casino Magic Biloxi may be required to be found suitable, in which case those persons must pay the costs and fees associated with such investigation. The Mississippi Commission may deny an application for a finding of suitability for any cause that it deems reasonable. Changes in certain licensed positions must be reported to the Mississippi Commission. In addition to its authority to deny an application for a finding of suitability, the Mississippi Commission has jurisdiction to disapprove a change in a person’s corporate position or title and such changes must be reported to the Mississippi Commission. The Mississippi Commission has the power to require us, Casino Magic Corp. and Casino Magic Biloxi to suspend or dismiss officers, directors and other key employees or sever relationships with other persons who refuse to file appropriate applications or whom the authorities find unsuitable to act in such capacities. Determinations of suitability or questions pertaining to licensing are not subject to judicial review in Mississippi.

At any time, the Mississippi Commission has the power to investigate and require the finding of suitability of any of our record or beneficial stockholders. The Mississippi Act requires any person who acquires more than five percent of any class of voting securities of a Registered Corporation, as reported to the Securities and Exchange Commission (“SEC”), to report the acquisition to the Mississippi Commission, and such person may be required to be found suitable. Also, any person who becomes a beneficial owner of more than ten percent of any class of voting securities of a Registered Corporation, as reported to the SEC, must apply for a finding of suitability by the Mississippi Commission. The Mississippi Commission generally has exercised its discretion to require a finding of suitability of any beneficial owner of more than five percent of any class of voting securities of a Registered Corporation. If a stockholder who must be found suitable is a corporation, partnership or trust, it must submit detailed business and financial information, including a list of beneficial owners. Any record or beneficial stockholder required to apply for a finding suitability must pay all investigative fees and costs of the Mississippi Commission in connection with such investigation.

The Mississippi Commission has adopted a policy which provides that under certain circumstances, an “institutional investor,” as defined in the policy, which acquires more than ten percent, but not more than fifteen percent, of a Registered Corporation’s voting securities may apply to the Mississippi Commission for a waiver of such finding of suitability if such institutional investor holds the voting securities for investment purposes only. An institutional investor shall not be deemed to hold voting securities for investment purposes unless the voting securities were acquired and are held in the ordinary course of business as an institutional investor and not for the purpose of causing, directly or indirectly, the election of a majority of the members of the board of directors of the Registered Corporation, any change in the Registered Corporation’s corporate charter, bylaws, management, policies or operations of the Registered Corporation, or any of its gaming affiliates, or any other action which the Mississippi Commission finds to be inconsistent with holding the Registered Corporation’s voting securities for investment purposes only. Activities which are not deemed to be inconsistent with holding voting securities for investment purposes only include: (i) voting on all matters voted on by stockholders; (ii) making financial and other inquiries of management of the type normally made by securities analysts for informational purposes and not to cause a change in its management, policies or operations; and (iii) such other activities as the Mississippi Commission may determine to be consistent with such investment intent.

Any person who fails or refuses to apply for a finding of suitability or a license within thirty (30) days after being ordered to do so by the Mississippi Commission may be found unsuitable. The same restrictions apply to a record owner if the record owner, after request, fails to identify the beneficial owner. Any person found unsuitable and who holds, directly or indirectly, any beneficial ownership of such securities beyond such time as the Mississippi Commission prescribes, may be guilty of a misdemeanor. We may be subject to disciplinary action if, after receiving notice that a person is unsuitable to be a stockholder or to have any other relationship with us, Casino Magic Corp. or Casino Magic Biloxi, the company involved: (1) pays the unsuitable person any dividend or other distribution upon such person’s voting securities; (2) recognizes the exercise, directly or indirectly, of any voting rights conferred by securities held by the unsuitable person; (3) pays the unsuitable person any remuneration in any form for services rendered or otherwise, except in certain limited and specific circumstances; or (4) fails to pursue all lawful efforts to require the unsuitable person to divest himself of the securities, including, if necessary, the immediate purchase of the securities for cash at a fair market value.

We may be required to disclose to the Mississippi Commission, upon request, the identities of the holders of any of our debt or other securities. In addition, under the Mississippi Act, the Mississippi Commission may in its discretion require the holder of any debt security of a Registered Corporation to file an application, be investigated and be found suitable to own the debt security. Although the Mississippi Commission generally does not require the individual holders of obligations such as notes to be investigated and found suitable, the Mississippi Commission retains the discretion to do so for any reason, including but not limited to, a default, or where the holder of the debt instrument exercises a material influence over the gaming operations of the entity in question. Any holder of debt securities required to apply for a finding of suitability must pay all investigative fees and costs of the Mississippi Commission in connection with such an investigation.

If the Mississippi Commission determines that a person is unsuitable to own a debt security, then the Registered Corporation may be sanctioned, including the loss of its approvals, if without the prior approval of the Mississippi Commission it: (1) pays to the unsuitable person any dividend, interest, or any distribution whatsoever; (2) recognizes any voting right by the unsuitable person in connection with those securities; (3) pays the unsuitable person remuneration in any form; or (4) makes any payment to the unsuitable person by way of principal, redemption, conversion, exchange, liquidation, or similar transaction.

Each Mississippi Gaming Subsidiary and Intermediary Company must maintain in Mississippi a current ledger with respect to ownership of its equity securities and we must maintain in Mississippi a current list of our stockholders, which must reflect the record ownership of each outstanding share of any class of our equity securities. The ledger and stockholder lists must be available for inspection by the Mississippi Commission at any time. If any securities are held in trust by an agent or by a nominee, the record holder may be required to disclose the identity of the beneficial owner to the Mississippi Commission. A failure to make such disclosure may be grounds for finding the record holder unsuitable. We must also render maximum assistance in determining the identity of the beneficial owner.

The Mississippi Act requires that the certificates representing securities of a Registered Corporation bear a legend indicating that the securities are subject to the Mississippi Act and the regulations of the Mississippi Commission. We have received from the Mississippi Commission a waiver from this legend requirement. The Mississippi Commission has the power to impose additional restrictions on the holders of our securities at any time.

Substantially all material loans, leases, sales of securities and similar financing transactions by a Registered Corporation, an Intermediary Company or a Mississippi Gaming Subsidiary must be reported to or approved by the Mississippi Commission. A pledge of the stock of a Mississippi Gaming Subsidiary and the foreclosure of such a pledge are ineffective without the prior approval of the Mississippi Commission. Moreover, restrictions on the transfer of an equity security issued by a Mississippi Gaming Subsidiary or Intermediary Company and agreements not to encumber such securities are ineffective without the prior approval of the Mississippi Commission.

A Registered Corporation may not make a public offering of its securities without the prior approval of the Mississippi Commission if any part of the proceeds of the offering is to be used to finance the construction, acquisition or operation of gaming facilities in Mississippi or to retire or extend obligations incurred for those purposes. Under the regulations of the Mississippi Commission, a Mississippi Gaming Subsidiary may not guarantee a security issued by an affiliated company pursuant to a public offering, or pledge its assets to secure payment or performance of the obligations evidenced by the security issued by the affiliated company, without the prior approval of the Mississippi Commission. Such approval, if given, does not constitute a recommendation or approval of the investment merits of the securities subject to the offering.

On February 20, 2002, the Mississippi Commission granted us prior approval to make public offerings and private placements of securities for a period of two years, subject to certain conditions (the “Mississippi Shelf Approval”). The Mississippi Shelf Approval also includes approval for Casino Magic Corp. and Casino Magic Biloxi to guarantee any security issued by, and for Casino Magic Biloxi to hypothecate its assets to secure the payment or performance of, any obligations evidenced by a security issued by us in a public offering or private placement under the Mississippi Shelf Approval. The Mississippi Shelf Approval also includes approval to place restrictions upon the transfer of and enter into agreements not to encumber the equity securities of Casino Magic Corp. and Casino Magic Biloxi. The Mississippi Shelf Approval, however, may be rescinded for good cause without prior notice upon the issuance of an interlocutory stop order by the Mississippi Commission. The Mississippi Shelf Approval does not constitute a finding, recommendation or approval of the Mississippi Commission as to the accuracy or the adequacy of any prospectus or the investment merits of any securities offered thereby. Any representation to the contrary is unlawful. The sale of securities pursuant to this shelf registration statement will qualify as an offering made pursuant to the terms of the Mississippi Shelf Approval as currently in effect or as may be renewed in the discretion of the Mississippi Commission.

Changes in control of us through merger, consolidation, acquisition of assets, management or consulting agreements, or any act or conduct by a person by which he or she obtains control, may not occur without the prior approval of the Mississippi Commission. Entities seeking to acquire control of a Registered Corporation must satisfy the Mississippi Commission in a variety of stringent standards prior to assuming control of the Registered Corporation. The Mississippi Commission may also require controlling stockholders, officers, directors and other persons having a material relationship or involvement with the entity proposing to acquire control, to be investigated and licensed as part of the approval process relating to the transaction.

The Mississippi legislature has declared that some corporate acquisitions opposed by management, repurchases of voting securities and other corporate defense tactics that affect corporate gaming licensees in Mississippi and Registered Corporations may be injurious to stable and productive corporate gaming. The Mississippi Commission has established a regulatory scheme to ameliorate the potentially adverse effects of these business practices upon Mississippi’s gaming industry and to further Mississippi’s policy to (1) assure the financial stability of corporate gaming operations and their affiliates; (2) preserve the beneficial aspects of conducting business in the corporate form; and (3) promote a neutral environment for the orderly governance of corporate affairs.

Approvals are, in certain circumstances, required from the Mississippi Commission before a Registered Corporation may make exceptional repurchases of voting securities (such as repurchases which treat holders differently) in excess of the current market price and before a corporate acquisition opposed by management can be consummated. Mississippi’s gaming regulations also require prior approval by the Mississippi Commission of a plan of recapitalization proposed by the Registered Corporation’s board of directors in response to a tender offer made directly to the Registered Corporation’s stockholders for the purpose of acquiring control of the Registered Corporation.

Neither we, any Intermediary Company nor any Mississippi Gaming Subsidiary may engage in gaming activities in Mississippi while also conducting gaming operations outside of Mississippi without approval of the Mississippi Commission. The Mississippi Commission may require determinations that, among other things, there are means for the Mississippi Commission to have access to information concerning the out-of-state gaming operations of us and our affiliates. We have previously obtained a waiver of foreign gaming approval from the Mississippi Commission for operations in other states in which we conduct gaming operations and will be required to obtain the approval or a waiver of such approval from the Mississippi Commission prior to engaging in any additional future gaming operations outside of Mississippi.

If the Mississippi Commission determined that we, Casino Magic Corp. or Casino Magic Biloxi violated a gaming law or regulation, the Mississippi Commission could limit, condition, suspend or revoke our approvals, the approvals of Casino Magic Corp. and the license of Casino Magic Biloxi, subject to compliance with certain statutory and regulatory procedures. In addition, we, Casino Magic Corp., Casino Magic Biloxi and the persons involved could be subject to substantial fines for each separate violation. Because of such a violation, the Mississippi Commission could seek to appoint a supervisor to operate our Mississippi casino facilities. Limitation, conditioning or suspension of any gaming license or approval or the appointment of a supervisor could (and revocation of any gaming license or approval would) materially adversely affect us, our gaming operations and our results of operations.

License fees and taxes, computed in various ways depending on the type of gaming or activity involved, are payable to the State of Mississippi and to the counties and cities in which a Mississippi Gaming Subsidiary’s respective operations are conducted. Depending upon the particular fee or tax involved, these fees and taxes are payable either monthly, quarterly or annually and are based upon (1) a percentage of the gross gaming revenues received by the casino operation, (2) the number of gaming devices operated by the casino, or (3) the number of table games operated by the casino. The license fee payable to the State of Mississippi is based upon “gaming receipts” (generally defined as gross receipts less payouts to customers as winnings) and the current maximum tax rate imposed is 8% of gaming receipts in excess of $134,000 per month. The gross revenue fees imposed by the local governments equal approximately 4% of the gaming receipts.

The Mississippi Commission’s regulations require as a condition of licensure or license renewal that an existing licensed gaming establishment’s plan include a 500-car parking facility in close proximity to the casino complex and infrastructure facilities which amount to at least twenty-five percent of the casino cost. We believe that Casino Magic Biloxi is in compliance with this requirement. The Mississippi Commission later adopted amendments to the regulation that increase the infrastructure development requirement from twenty-five percent to one hundred percent for new casinos (or upon acquisition of a closed casino), but grandfathered existing licensees.

In recent years, certain anti-gaming groups proposed for adoption through the initiative and referendum process certain amendments to the Mississippi Constitution which would prohibit gaming in the state. The proposals were declared illegal by the Mississippi courts on constitutional and procedural grounds. The latest ruling was appealed to the Mississippi Supreme Court, which affirmed the decision of the lower court. If another such proposal were to be offered and if a sufficient number of signatures were to be gathered to place a legal initiative on the ballot, it is possible for the voters of Mississippi to consider such a proposal in November 2003. While we are unable to predict whether such an initiative will appear on a ballot or the likelihood of such an initiative being approved by the voters, if such an initiative were passed and gaming were prohibited in Mississippi it would have a significant adverse effect on us and our Mississippi gaming operations.

The sale of food or alcoholic beverages at Casino Magic Biloxi is subject to licensing, control and regulation by the applicable state and local authorities. The agencies involved have full power to limit, condition, suspend or revoke any such license, and any such disciplinary action against Casino Magic Biloxi could (and revocation would) have a materially adverse effect upon our operations. Certain of our, Casino Magic Corp.’s and Casino Magic Biloxi’s officers and managers must be investigated by the Alcoholic Beverage Control Division of the State Tax Commission (the “ABC”) in connection with Casino Magic Biloxi’s liquor permits. Changes in licensed positions must be approved by the ABC.

Nevada.    The ownership and operation of casino gaming facilities in Nevada are subject to: (i) the Nevada Gaming Control Act and the regulations promulgated there under (collectively, “Nevada Act”); and (ii) various local regulations. Our gaming operations are subject to the licensing and regulatory control of the Nevada Gaming Commission (“Nevada Commission”), the Nevada State Gaming Control Board (“Nevada Board”) and Washoe County. The Nevada Commission, the Nevada Board and Washoe County are collectively referred to as the “Nevada Gaming Authorities.”

The laws, regulations and supervisory procedures of the Nevada Gaming Authorities are based upon declarations of public policy which are concerned with, among other things: (i) the prevention of unsavory or unsuitable persons from having a direct or indirect involvement with gaming at any time or in any capacity; (ii) the establishment and maintenance of responsible accounting practices and procedures; (iii) the maintenance of effective controls over the financial practices of licensees, including the establishment of minimum procedures for internal fiscal affairs and the safeguarding of assets and revenues, providing reliable record keeping and requiring the filing of periodic reports with the Nevada Gaming Authorities; (iv) the prevention of cheating and fraudulent practices; and (v) providing a source of state and local revenues through taxation and licensing fees. Changes in such laws, regulations and procedures could have an adverse effect on Boomtown Reno’s gaming operations.

Boomtown Hotel & Casino, Inc. (the “Gaming Subsidiary”), which operates Boomtown Reno and two other gaming operations with slot machines only, is required to be licensed by the Nevada Gaming Authorities. The gaming licenses require the periodic payment of fees and taxes and are not transferable. We are currently registered by the Nevada Commission as a publicly traded corporation (a “Registered Corporation”) and have been found suitable to own the stock of Boomtown, Inc., which is registered as an intermediary company (“Intermediary Company”). Boomtown has been found suitable to own the stock of the Gaming Subsidiary, which is a corporate licensee (a “Corporate Licensee”) under the terms of the Nevada Act. As a Registered Corporation we are required periodically to submit detailed financial and operating reports to the Nevada Commission and furnish any other information which the Nevada Commission may require. No person may become a stockholder of, or holder of an interest of, or receive any percentage of profits from an Intermediary Company or a Corporate Licensee without first obtaining licenses and approvals from the Nevada Gaming Authorities. We, Boomtown and the Gaming Subsidiary have obtained from the Nevada Gaming Authorities the various registrations, findings of suitability, approvals, permits and licenses required in order to engage in gaming activities in Nevada.

The Nevada Gaming Authorities may investigate any individual who has a material relationship to, or material involvement with, us, Boomtown or the Gaming Subsidiary in order to determine whether such individual is suitable or should be licensed as a business associate of a gaming licensee. Our, Boomtown’s and the Gaming Subsidiary’s officers, directors and certain key employees must file applications with the Nevada Gaming Authorities and may be required to be licensed or found suitable by the Nevada Gaming Authorities. Our and Boomtown’s officers, directors and key employees who are actively and directly involved in gaming activities of the Gaming Subsidiary may be required to be licensed or found suitable by the Nevada Gaming Authorities. The Nevada Gaming Authorities may deny an application for licensing for any cause which they deem reasonable. A finding of suitability is comparable to licensing, and both require submission of detailed personal and financial information followed by a thorough investigation. The applicant for licensing or a finding of suitability must pay all the costs of the investigation. Changes in licensed positions must be reported to the Nevada Gaming Authorities and, in addition to their authority to deny an application for a finding of suitability or licensure, the Nevada Gaming Authorities have jurisdiction to disapprove a change in a corporate position.

If the Nevada Gaming Authorities were to find an officer, director or key employee unsuitable for licensing or unsuitable to continue having a relationship with us, Boomtown or the Gaming Subsidiary, the companies involved would have to sever all relationships with such person. In addition, the Nevada Commission may require us, Boomtown or the Gaming Subsidiary to terminate the employment of any person who refuses to file appropriate applications. Determinations of suitability or of questions pertaining to licensing are not subject to judicial review in Nevada.

We and the Gaming Subsidiary are required to submit detailed financial and operating reports to the Nevada Commission. Substantially all material loans, leases, sales of securities and similar financing transactions by us, Boomtown and the Gaming Subsidiary must be reported to or approved by the Nevada Commission.

If it were determined that the Nevada Act was violated by the Gaming Subsidiary, the gaming licenses it holds could be limited, conditioned, suspended or revoked, subject to compliance with certain statutory and regulatory procedures. In addition, we, Boomtown, the Gaming Subsidiary and the persons involved could be subject to substantial fines for each separate violation of the Nevada Act at the discretion of the Nevada Commission. Further, a supervisor could be appointed by the Nevada Commission to operate Boomtown Reno and, under certain circumstances, earnings generated during the supervisor’s appointment (except for reasonable rental value of the casino) could be forfeited to the State of Nevada. Limitation, conditioning or suspension of the gaming licenses of the Gaming Subsidiary or the appointment of a supervisor could (and revocation of any gaming license would) negatively affect our gaming operations.

Any beneficial holder of our voting securities, regardless of the number of shares owned, may be required to file an application, be investigated, and be found suitable as a beneficial holder of the our voting securities if the Nevada Commission has reason to believe that such ownership would otherwise be inconsistent with the declared policies of the State of Nevada. The applicant must pay all costs of investigation incurred by the Nevada Gaming Authorities in conducting any such investigation.

The Nevada Act requires any person who acquires beneficial ownership of more than 5% of a Registered Corporation’s voting securities to report the acquisition to the Nevada Commission. The Nevada Act requires that beneficial owners of more than 10% of a Registered Corporation’s voting securities apply to the Nevada Commission for a finding of suitability within thirty days after the Chairman of the Nevada Board mails the written notice requiring such filing. Under certain circumstances, an “institutional investor,” as defined in the Nevada Act, which acquires more than 10%, but not more than 15%, of a Registered Corporation’s voting securities may apply to the Nevada Commission for a waiver of such finding of suitability if such institutional investor holds the voting securities for investment purposes only. An institutional investor shall not be deemed to hold voting securities for investment purposes unless the voting securities were acquired and are held in the ordinary course of business as an institutional investor and not for the purpose of causing, directly or indirectly, the election of a majority of the members of the board of directors of the Registered Corporation, any change in the Registered Corporation’s corporate charter, restated bylaws, management, policies or operations of the Registered Corporation, or any of its gaming affiliates, or any other action which the Nevada Commission finds to be inconsistent with holding the Registered Corporation’s voting securities for investment purposes only. Activities which are not deemed to be inconsistent with holding voting securities for investment purposes only include: (i) voting on all matters voted on by stockholders; (ii) making financial and other inquiries of management of the type normally made by securities analysts for informational purposes and not to cause a change in its management, policies or operations; and (iii) such other activities as the Nevada Commission may determine to be consistent with such investment intent. If the beneficial holder of voting securities who must be found suitable is a corporation, partnership or trust, it must submit detailed business and financial information, including a list of beneficial owners. The applicant is required to pay all costs of investigation.

Any person who fails or refuses to apply for a finding of suitability or a license within thirty days after being ordered to do so by the Nevada Commission or the Chairman of the Nevada Board, may be found unsuitable. The same restrictions apply to a record owner if the record owner, after request, fails to identify the beneficial owner.

Any stockholder found unsuitable and who holds, directly or indirectly, any beneficial ownership of the common stock beyond such period of time as may be prescribed by the Nevada Commission may be guilty of a criminal offense. We are subject to disciplinary action if, after we receive notice that a person is unsuitable to be a stockholder or to have any other relationship with us, Boomtown or the Gaming Subsidiary, we: (i) pay that person any dividend or interest upon voting securities of the company, (ii) allow that person to exercise, directly or indirectly, any voting right conferred through securities held by that person, (iii) pay remuneration in any form to that person for services rendered or otherwise, or (iv) fail to pursue all lawful efforts to require such unsuitable person to relinquish his voting securities including, if necessary, the immediate purchase of said voting securities for cash at fair market value.

The Nevada Commission may, in its discretion, require the holder of any debt or other security of a Registered Corporation to file applications, be investigated and be found suitable to own the debt or other security of a Registered Corporation if the Nevada Commission has reason to believe that his acquisition of such debt or other security would otherwise be inconsistent with the policy of the State of Nevada. If the Nevada Commission determines that a person is unsuitable to own such security, then pursuant to the Nevada Act, the Registered Corporation can be sanctioned, including the loss of its approvals, if without the prior approval of the Nevada Commission, it: (i) pays to the unsuitable person any dividend, interest, or any distribution whatsoever; (ii) recognizes any voting right by such unsuitable person in connection with such securities; (iii) pays the unsuitable person remuneration in any form; or (iv) makes any payment to the unsuitable person by way of principal, redemption, conversion, exchange, liquidation, or similar transaction.

We are required to maintain a current stock ledger in Nevada which may be examined by the Nevada Gaming Authorities at any time. If any securities are held in trust by an agent or by a nominee, the record holder may be required to disclose the identity of the beneficial owner to the Nevada Gaming Authorities. A failure to make such disclosure may be grounds for finding the record holder unsuitable. We are also required to render maximum assistance in determining the identity of the beneficial owner. The Nevada Commission has the power to require that the our stock certificates bear a legend indicating that the securities are subject to the Nevada Act. However, to date the Nevada Commission has not imposed such a requirement on us.

We are not permitted to make a public offering of our securities without the prior approval of the Nevada Commission if the securities or the proceeds therefrom are intended to be used to construct, acquire or finance gaming facilities in Nevada, or to retire or extend obligations incurred for such purposes. On March 22, 2001, the Nevada Commission granted the us prior approval to make public offerings for a period of two years, subject to certain conditions (the “Nevada Shelf Approval”). The Nevada Shelf Approval also applies to any affiliated company wholly owned by us (an “Affiliate”), which is a publicly traded corporation or would thereby become a publicly traded corporation pursuant to a public offering. The Nevada Shelf Approval also includes approval for Boomtown and the Gaming Subsidiary to guarantee any security issued by, and for the Gaming Subsidiary to hypothecate its assets to secure the payment or performance of any obligations evidenced by a security issued by us or an Affiliate in a public offering under the Nevada Shelf Approval. The Nevada Shelf Approval also includes approval to place restrictions upon the transfer of and enter into agreements not to encumber the equity securities of Boomtown and the Gaming Subsidiary. The Nevada Shelf Approval, however, may be rescinded for good cause without prior notice upon the issuance of an interlocutory stop order by the Chairman of the Nevada Board. The Nevada Shelf Approval does not constitute a finding, recommendation or approval of the Nevada Gaming Authorities as to the accuracy or the adequacy of the prospectus or the investment merits of the securities offered thereby. Any representation to the contrary is unlawful. The sale of securities pursuant to this prospectus will qualify as a public offering and will be made pursuant to the terms of the Nevada Shelf Approval as currently in effect or as may be renewed in the discretion of the Nevada Gaming Commission.

Changes in control of a Registered Corporation through merger, consolidation, stock or asset acquisitions, management or consulting agreements, or any act or conduct by a person whereby he obtains control, may not occur without the prior approval of the Nevada Commission. Entities seeking to acquire control of a Registered Corporation must satisfy the Nevada Board and Nevada Commission in a variety of stringent standards prior to assuming control of such Registered Corporation. The Nevada Commission may also require controlling stockholders, officers, directors and other persons having a material relationship or involvement with the entity proposing to acquire control to be investigated and licensed as part of the approval process relating to the transaction.

The Nevada legislature has declared that some corporate acquisitions opposed by management, repurchases of voting securities and corporate defense tactics affecting Nevada corporate gaming licensees, and Registered Corporations that are affiliated with those operations, may be injurious to stable and productive corporate gaming. The Nevada Commission has established a regulatory scheme to ameliorate the potentially adverse effects of these business practices upon Nevada’s gaming industry and to further Nevada’s policy to: (i) assure the financial stability of corporate gaming licensees and their affiliates; (ii) preserve the beneficial aspects of conducting business in the corporate form; and (iii) promote a neutral environment for the orderly governance of corporate affairs. Approvals are, in certain circumstances, required from the Nevada Commission before the Registered Corporation can make exceptional repurchases of voting securities above the current market price thereof and before a corporate acquisition opposed by management can be consummated. The Nevada Act also requires prior approval of a plan of recapitalization proposed by the Registered Corporation’s Board of Directors in response to a tender offer made directly to the Registered Corporation’s stockholders for the purposes of acquiring control of the Registered Corporation.

License fees and taxes, computed in various ways depending on the type of gaming or activity involved, are payable to the State of Nevada and to Washoe County, in which the Gaming Subsidiary’s operations are conducted. Depending upon the particular fee or tax involved, these fees and taxes are payable either monthly, quarterly or annually and are based upon either: (i) a percentage of the gross revenues received; (ii) the number of gaming devices operated; or (iii) the number of table games operated. A casino entertainment tax is also paid by casino operations where entertainment is furnished in a cabaret, nightclub, cocktail lounge or casino showroom in connection with the serving or selling of food or refreshments, or the selling of any merchandise.

Any person who is licensed, required to be licensed, registered, required to be registered, or is under common control with such persons (collectively, “Licensees”), and who proposes to become involved in a gaming venture outside of Nevada, is required to deposit with the Nevada Board, and thereafter maintain, a revolving fund in the amount of $10,000 to pay the expenses of investigation by the Nevada Board of such Licensee’s participation in such foreign gaming. The revolving fund is subject to increase or decrease in the discretion of the Nevada Commission. Thereafter, Licensees are required to comply with certain reporting requirements imposed by the Nevada Act. Licensees are also subject to disciplinary action by the Nevada Commission if they knowingly violate any laws of the foreign jurisdiction pertaining to the foreign gaming operation, fail to conduct the foreign gaming operation in accordance with the standards of honesty and integrity required of Nevada gaming operations, engage in activities or enter into associations that are harmful to the State of Nevada or its ability to collect gaming taxes and fees, or employ, contract with, or associate with a person in the foreign operation who has been denied a license or finding of suitability in Nevada on the ground of unsuitability.

California.    Operation of California card club casinos such as the Hollywood Park-Casino and the Crystal Park Casino is governed by the Gambling Control Act (the “GCA”) and is subject to the oversight of the California Attorney General and the California Gambling Control Commission. Under the GCA, a California card club casino may only offer certain forms of card games, including Poker, Pai Gow, and California Blackjack. A card club casino may not offer many of the card games and other games of chance permitted in Nevada and other jurisdictions where we conduct business. Although the California Attorney General takes the position that, under the GCA, only individuals, partnerships or privately-held companies (as opposed to publicly-traded companies such us) are eligible to operate card club casinos, the enactment of California Senate Bill 100 (“SB-100”) in 1995, and the subsequent enactment of Senate Bill-8 permit a publicly-owned racing association to own and operate a card club casino if it also owns and operates a race track on the same premises.

In September 1995, the Attorney General granted us a provisional registration under SB-100 to operate the Hollywood Park-Casino, which provisional registration was renewed effective January 1, 1999. Pursuant to the GCA, on September 10, 1999, in connection with the sale of the Hollywood Park Race Track (see Note 11 to the Notes to Consolidated Financial Statements of our Annual Report on Form 10-K/A (amendment no. 2) for the year ended December 31, 2001, which we incorporate be reference in this prospectus), we were no longer eligible to operate the Hollywood Park-Casino and therefore entered into a sublease arrangement of the Hollywood Park-Casino with the same third party operator which leases the Crystal Park Casino. In the event the GCA were to be amended to permit publicly-traded companies such as us to operate card clubs, we, and our officers, directors and certain stockholders, would likely have to file the necessary licensing applications with the Attorney General, if we wished to operate the Hollywood Park-Casino or the Crystal Park Casino.

Pursuant to the GCA, the operator of a card club casino, and its officers, directors and certain stockholders are required to be registered by the Attorney General and licensed by the municipality in which it is located. A permanent registration will not be granted until the California Department of Justice completes its review of our applications and the applications of our corporate officers and directors. The Attorney General has broad discretion to deny a gaming registration and may impose reasonably necessary conditions upon the granting of a gaming registration. Grounds for denial include felony convictions, criminal acts, convictions involving dishonesty, illegal gambling activities, and false statements on a gaming application. Such grounds also generally include having a financial interest in a business or organization that engages in gaming activities that are illegal under California law. In addition, the Attorney General possesses broad authority to suspend or revoke a gaming registration on any of the foregoing grounds, as well as for violation of any federal, state or local gambling law, failure to take reasonable steps to prevent dishonest acts or illegal activities on the premises of the card club casino, failure to cooperate with the Attorney General in its oversight of the card club casino and failure to comply with any condition of the registration. The City of Inglewood and the City of Compton have granted the operator of the Hollywood Park-Casino and the Crystal Park Casino all municipal gaming licenses necessary for operation of such facilities, and the operator has received provisional registrations for both locations from the California Department of Justice.

Argentina.    The Provincial Government of Neuquen, Argentina enacted a casino privatization program to issue twelve-year exclusive concession agreements to operate existing casinos. Our two casinos are the only casinos in the province of Neuquen, in west central Argentina, and are located in Neuquen City and San Martin de los Andes. The casinos had previously been operated by the provincial government. The Ministry of Finance of Argentina has adopted a modified regulatory system for casinos, based somewhat on the regulatory system utilized by the State of Nevada, and such regulatory system is being administered by the Provincial Government of Neuquen. We cannot predict what effect the enactment of other laws, regulations or pronouncements relating to casino operations may have on the operations of Casino Magic Argentina.

SELLING STOCKHOLDER

The selling stockholder named below, R. D. Hubbard, or certain of his affiliates, may from time to time offer to sell pursuant to this prospectus and the applicable prospectus supplement up to an aggregate of the number of shares of our common stock indicated below. Mr. Hubbard is a former director and Chairman of the Board of the Company. Based on a Schedule 13D/A filed by Mr. Hubbard on October 2, 2002, the following table sets forth the number of shares of our common stock that Mr. Hubbard beneficially owns:

	Positions with Pinnacle Entertainment	Shares of Common Stock Beneficially Owned Prior to the Offering				Number of Shares of Common Stock Offered		Shares of Common Stock Beneficially Owned After the Offering
Name of Beneficial Owner		Number		Percent				Number		Percent
R.D. Hubbard	Former director and Chairman of the Board	2,322,699	(a)	8.9	%(b)	2,322,699	(c)	0	(d)	0	%(d)

(a)	Includes 282,000 shares of our common stock which Mr. Hubbard has the right to acquire upon the exercise of options which are exercisable within 60 days of October 2, 2002. These shares also include 249,990 shares of our common stock owned by the R.D. and Joan Dale Hubbard Foundation, a non-profit organization; Mr. Hubbard may be deemed to have beneficial ownership of such shares.
(b)	Assumes exercise of stock options beneficially owned by the selling stockholder into 282,000 shares of our common stock. Based on 25,910,812 shares outstanding as of June 30, 2002.
(c)	This is the maximum number of shares that Mr. Hubbard may offer to sell pursuant to this prospectus and any applicable prospectus supplement.
(d)	Assumes that Mr. Hubbard sells the maximum number of shares pursuant to this prospectus and any applicable prospectus supplement.

PLAN OF DISTRIBUTION

We and the selling stockholder (with respect to common stock) may sell the securities offered by this prospectus to one or more underwriters or dealers for public offering, through agents, directly to purchasers or through a combination of any such methods of sale. The name of any such underwriter, dealer or agent involved in the offer and sale of the securities, the amounts underwritten and the nature of its obligation to take the securities will be stated in the applicable prospectus supplement. We and/or the selling stockholder have reserved the right to sell the securities directly to investors on our own and/or the selling stockholder’s behalf in those jurisdictions where we and/or the selling stockholder are authorized to do so. The sale of the securities may be effected in transactions (a) on any national or international securities exchange or quotation service on which the securities may be listed or quoted at the time of sale, (b) in the over-the-counter market, (c) in transactions otherwise than on such exchanges or in the over-the-counter market or (d) through the writing of options.

In addition, we may issue the securities as a dividend or distribution or in a subscription rights offering to our existing security holders. In some cases, we or dealers acting with us or on our behalf, and/or selling stockholder or dealers acting with it on its behalf, may also purchase securities and reoffer them to the public by one or more of the methods described above. This prospectus may be used in connection with any offering of our securities through any of these methods or other methods described in the applicable prospectus supplement.

We, our agents and underwriters, and/or the selling stockholder and its agents and underwriters, may offer and sell the securities at a fixed price or prices that may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The securities may be offered on an exchange, which will be disclosed in the applicable prospectus supplement. We and/or the selling stockholder may, from time to time, authorize dealers, acting as our or its agents, to offer and sell the securities upon such terms and conditions as set forth in the applicable prospectus supplement.

If we and/or the selling stockholder use underwriters to sell securities, we and/or the selling stockholder will enter into an underwriting agreement with them at the time of the sale to them. In connection with the sale of the securities, underwriters may receive compensation from us and the selling stockholder in the form of underwriting discounts or commissions and may also receive commissions from purchasers of the securities for whom they may act as agent. Any underwriting compensation paid by us and/or the selling stockholder to underwriters or agents in connection with the offering of the securities, and any discounts, concessions or commissions allowed by underwriters to participating dealers, will be set forth in the applicable prospectus supplement to the extent required by applicable law. Underwriters may sell the securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters or commissions (which may be changed from time to time) from the purchasers for whom they may act as agents.

Dealers, agents and selling stockholders participating in the distribution of the securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the securities may be deemed to be underwriting discounts and commissions under the Securities Act. Unless otherwise indicated in the applicable prospectus supplement, an agent will be acting on a best efforts basis, and a dealer will purchase debt securities as a principal, and may then resell the debt securities at varying prices to be determined by the dealer.

If so indicated in the prospectus supplement, we and/or the selling stockholder will authorize underwriters, dealers or agents to solicit offers by certain specified institutions to purchase offered securities from us and/or the selling stockholder at the public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. Such contracts will be subject to any conditions set forth in the applicable prospectus supplement, and the prospectus supplement will set forth the commission payable for solicitation of such contracts. The underwriters and other persons soliciting such contracts will have no responsibility for the validity or performance of any such contracts.

If we offer securities in a subscription rights offering to our existing security holders, we may enter into a standby underwriting agreement with dealers, acting as standby underwriters. We may pay the standby underwriters a commitment fee for the securities they commit to purchase on a standby basis. If we do not enter into a standby underwriting arrangement, we may retain a dealer-manager to manage a subscription rights offering for us.

Underwriters, dealers and agents may be entitled, under agreements entered into with our company and/or the selling stockholder to indemnification against and contribution towards certain civil liabilities, including any liabilities under the Securities Act of 1933, as amended.

To facilitate the offering of securities, certain persons participating in the offering may engage in transactions that stabilize, maintain, or otherwise affect the price of the securities. These may include over-allotment, stabilization, syndicate, short covering transactions and penalty bids. Over-allotment involves sales in excess of the offering size, which creates a short position. Stabilizing transactions involve bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Syndicate short covering transactions involve purchases of securities in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the underwriters to reclaim selling concessions from dealers when the securities originally sold by the dealers are purchased in covering transactions to cover syndicate short positions. These transactions may cause the price of the securities sold in an offering to be higher than it would otherwise be. These transactions, if commenced, may be discontinued by the underwriters at any time.

Any securities other than our common stock issued hereunder may be new issues of securities with no established trading market. Any underwriters or agents to or through whom such securities are sold for public offering and sale may make a market in such securities, but such underwriters or agents will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of the trading market for any such securities. The amount of expenses expected to be incurred by us in connection with any issuance of securities will be set forth in the applicable prospectus supplement. Certain of the underwriters, dealers or agents and their associates may engage in transactions with, and perform services for, us and certain of our affiliates in the ordinary course of our business.

LEGAL MATTERS

Unless otherwise specified in a prospectus supplement, the validity of any securities issued hereunder will be passed upon for our company by Irell & Manella LLP, Los Angeles, California.

EXPERTS

The financial statements and the related financial statement schedule incorporated in this prospectus by reference from the Company’s Annual Report on Form 10-K/A (amendment no. 2) for the year ended December 31, 2001 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the Company’s reportable segments having been restated to include in a footnote segment information for the Company’s properties and operations on a disaggregated basis), and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

You should rely only on the information contained in this prospectus supplement. We have not authorized anyone to provide information different from that contained in this prospectus supplement. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus supplement is accurate only as of the date of this prospectus supplement, regardless of the time of delivery of this prospectus supplement or of any sale of our common stock.

Prospectus

Pinnacle Entertainment, Inc.

8,000,000 Shares

Common Stock

Deutsche Bank Securities

Bear, Stearns & Co. Inc.

Lehman Brothers

SG Cowen

Prospectus Supplement

                     , 2004